As confidentially submitted to the Securities and Exchange Commission on October 13, 2020.

This draft registration statement has not been publicly filed with the United States Securities and

Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ozon Holdings Limited*

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Cyprus	5961	N/A
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Arch. Makariou III, 2-4

Capital Center, 9th floor

1065, Nicosia

Cyprus

Telephone: +357 22 360 000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, NY 10005

+1 844 878 1800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

James C. Scoville Debevoise & Plimpton LLP 65 Gresham Street London, EC2V 7NQ United Kingdom +44 20 7786 9000	Alan Kartashkin Debevoise & Plimpton LLP Business Center Mokhovaya Ulitsa Vozdvizhenka, 4/7 Stroyeniye 2 Moscow, 125009 Russia +7 495 956 3858	J. David Stewart Latham & Watkins LLP Ul. Gasheka 6 Ducat III, Office 510 Moscow, 125047 Russia +7 495 785 1234

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary shares, per share	$	$

(1)

American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                 ). Each American depositary share represents                 ordinary share(s).

(2)	Includes the aggregate offering price of additional ordinary shares represented by American depositary shares that the underwriters have an option to purchase.
(3)	Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

Prior to the completion of this offering, Ozon Holdings Limited will be converted from a private company incorporated in Cyprus into a public limited company incorporated in Cyprus, and we will change our corporate name from Ozon Holdings Limited pursuant to a special resolution at a general meeting of the shareholders to Ozon Holdings PLC.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction or state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2020

American Depositary Shares

Ozon Holdings Limited

American Depositary Shares Representing

Ordinary Shares

$                per ADS

This is the initial public offering of American Depositary Shares (“ADSs”) representing ordinary shares of Ozon Holdings Limited, a private company organized under the laws of Cyprus. Each ADS will represent                 ordinary share(s). Prior to this offering, there has been no public market for the ADSs or our shares. Each ADS represents                 ordinary share(s). We currently expect the initial public offering price to be between $                 and $                 per ADS.

The underwriters may also exercise their option to purchase up to                 additional ADSs from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

We intend to apply to have the ADSs listed on The Nasdaq Global Select Market under the symbol “                .”

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” for additional information regarding underwriting compensation.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2020 through the book-entry facilities of The Depository Trust Company.

Morgan Stanley	Goldman Sachs & Co. LLC

VTB Capital	Sber CIB

Prospectus dated                , 2020

For investors outside the United States: Neither we nor the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

We are incorporated in Cyprus, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission (“SEC”) we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We are responsible for the information contained in this prospectus. We have not authorized anyone to provide you with different information and do not take responsibility for any other information others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date regardless of the time of delivery of this prospectus or of any sale of the ADSs.

i

ABOUT THIS PROSPECTUS

Except where the context otherwise requires or where otherwise indicated, the terms “OZON,” the “Company,” “Group,” “we,” “us,” “our,” “our company” and “our business” refer to Ozon Holdings Limited, together with its consolidated subsidiaries as a consolidated entity.

All references in this prospectus to “rubles,” “RUB” or “ ” refer to Russian rubles, the terms “dollar,” “USD” or “$” refer to U.S. dollars and the terms “€” or “euro” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in rubles.

Use of Non-IFRS Financial Measures

Certain parts of this prospectus contain non-IFRS financial measures, including, among others, Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution Profit/(Loss) as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash provided by/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are used by our management to monitor the underlying performance of the business and its operations. These measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. See “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures” for more detail on these limitations of Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this prospectus.

Other Key Operating Measures

Certain parts of this prospectus contain our key operating measures, including, among others, gross merchandise value (“GMV”), share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

•

GMV as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV is inclusive of value added taxes, net of discounts, returns and cancellations. GMV does not represent revenue earned by us. GMV does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

•	Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV in a given period.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.

•	Number of active sellers as the number of unique sellers who sold an item on our Marketplace within the 12 month period preceding the relevant date, net of returns and cancellations.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research, as well as from publicly available information, including information of the Russian Federal State Statistics Service (“Rosstat”), industry and general publications and research, surveys and studies conducted by third parties, including INFOLine, Euromonitor International Limited (“Euromonitor”), AppAnnie and BrandScience.

There are a number of studies that address either specific market segments, or regional markets, within our industry. However, given the rapid changes in our industry and the markets in which we operate, no industry research that is generally available covers some of the e-commerce market trends we view as key to understanding our industry and our place in it worldwide and in Russia, in particular. We believe that it is important that we maintain as broad a view on industry developments as possible. To assist us in formulating our business plan and in anticipation of this offering, we commissioned INFOLine in 2020 to provide an independent view of the online e-commerce landscape in Russia, including an overview of recent macroeconomic and market dynamics, the evolution of the retail and e-commerce market over time and analysis of its underlying trends and potential growth factors, an assessment of the current competitive landscape and other relevant topics, including the report called “Retail and E-Commerce Markets in Russia.” In connection with the preparation of this report, we furnished to INFOLine certain historical information about our company and some data available on the competitive environment. INFOLine conducted research in preparation of the report, including a study of a broad range of secondary sources including other market reports, association and trade press publications, other databases and other sources. We use the data contained in INFOLine’s report to assist us in describing the nature of our industry and our position in it. Such information is included in this prospectus in reliance on INFOLine authority as an expert in such matters. See “Experts.”

Some of the industry information in this prospectus has been derived from independent market research carried out by Euromonitor, which includes research estimates based on various official published sources and trade opinion surveys conducted by Euromonitor, and has been prepared primarily as a research tool. Euromonitor makes no warranties about the fitness of this intelligence for investment decisions. We have not commissioned any of the data prepared by Euromonitor, AppAnnie or BrandScience.

Due to the evolving nature of our industry and competitors, we believe that it is difficult for any market participant, including us, to provide precise data on the market or our industry. However, we believe that the market and industry data we present in this prospectus provide accurate estimates of the market and our place in it. Industry publications and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as other forward-looking statements in this prospectus.

v

TRADEMARKS, SERVICE MARKS AND TRADENAMES

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws.

Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

PROSPECTUS SUMMARY

This summary highlights information contained in more detail elsewhere in this prospectus. This summary may not contain all the information that may be important to you, and we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our audited consolidated financial statements and unaudited interim condensed consolidated financial statements, including the notes thereto, included in this prospectus, before deciding to invest in the ADSs.

Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market. Over the years, we have become the most trusted and respected online retailer in the country, according to INFOLine, and our brand has become synonymous with online shopping for our approximately 10.2 million active buyers in Russia in the twelve months ended June 30, 2020. Our mission is to transform the Russian consumer economy by offering the widest selection of products, best value and maximum online shopping convenience among Russian e-commerce companies, while empowering sellers to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure, which is one of the largest among Russian e-commerce companies, according to INFOLine, and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace (our “third-party” business), which represented 41% of our gross merchandise value (“GMV”) and 12% of our total revenue in the six months ended June 30, 2020. We also sell products directly to our buyers (our “Direct Sales or “first-party” business), which represented 55% of our GMV and 82% of our total revenue in the six months ended June 30, 2020. We believe that this globally proven business model of an online marketplace for third-party sellers, complemented by a first-party business, allows us to offer Russian consumers the largest multi-category assortment of products, according to INFOLine, with more than 6 million stock keeping units (“SKUs”), as of June 30, 2020, in categories ranging from electronics, home and decor and children’s goods to fast moving consumer goods (“FMCG”), fresh food and car parts, at competitive prices and with a wide range of delivery options. This business model also enables us to better manage our inventory and enhance the online shopping experience of our buyers for certain product categories and geographical regions through our Direct Sales business. In the six months ended June 30, 2020, 15% of our SKUs were offered through our Direct Sales business, while 85% of our SKUs were offered by our sellers through our Marketplace. Our growing base of approximately 13,500 active sellers, as of June 30, 2020, plays a key role in the expansion of our platform’s product catalog, providing over 85% of our total product assortment. We attract sellers to our platform with a strong value proposition that combines access to millions of our active buyers with a comprehensive set of tools and services for our sellers, such as sales management solutions with access to data analytics and advertising services, financial products and fulfillment and delivery services through our nationwide logistics infrastructure through our Fulfilled-by-OZON (“FBO”) and Fulfilled-by-Seller (“FBS”) logistics models. These seller-facing tools and services equip our sellers to attract more buyers, grow their sales and provide a seamless transaction and buyer experience.

We believe that we are one of the pioneers of e-commerce and the most recognized e-commerce brand in Russia, with a top-of-mind brand awareness of 32%, compared to 18% for our nearest competitor for the month of June 2020, according to INFOLine and BrandScience. In the twelve months ended June 30, 2020, our platform served approximately 10.2 million active buyers who placed an average of 4.7 orders during that period, an increase from approximately 5.8 million active buyers who placed an average of 3.5 orders in the twelve months ended June 30, 2019. The combination of our wide assortment of products (the largest selection in the Russian e-commerce market, according to INFOLine), competitive prices and seamless shopping experience, coupled with our brand reputation, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog, and bolsters the retention and order frequency of our buyers.

We believe that this powerful network effect has allowed us to achieve faster growth than the Russian e-commerce market, which grew by 51% in the six months ended June 30, 2020 as compared to the same period in 2019, and compared to 29% in the year ended December 31, 2019 and 22% in the year ended December 31, 2018. Our GMV grew by 152% in the six months ended June 30, 2020, compared to our GMV in the same period in 2019, supported, to some extent, by the government imposed social-distancing measures related to the COVID-19 pandemic, compared to 93% in the year ended December 31, 2019 and 74% in the same period in 2018. Our GMV grew by 46% and 20% in the years ended December 31, 2017 and 2016, respectively. We reported a loss of 8,978 million in the six months ended June 30, 2020, compared to a loss of 8,463 million in the six months ended June 30, 2019. While the losses reported in the six months ended June, 30 2020 and 2019 remained broadly the same, our GMV increased by 152% in the six months ended June, 30 2020, compared to the same period in 2019. Due to significant investments in our growth, we incurred losses of 19,363 million and 5,661 million in the years ended December 31, 2019 and 2018, respectively.

Our nationwide logistics infrastructure facilitates the fulfillment of products and delivery of parcels sold through both our Marketplace and our Direct Sales businesses in an efficient and reliable way. We have developed one of the largest and most sophisticated logistics infrastructures in the Russian e-commerce market, according to INFOLine, with nine fulfillment centers, including one of the largest fulfillment centers in Russia among e-commerce businesses, and our delivery infrastructure, consisting of approximately 43 sorting hubs, 7,500 parcel lockers, 4,600 pick-up points and 2,700 couriers, allowing us to provide what we believe to be one of the best online shopping experiences for our buyers in terms of cost, speed and convenience. We offer same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020.

We are a technology-driven company with a strong culture of innovation. Our secure and scalable technology infrastructure, developed by our in-house research and development team, provides the foundation for seamless buyer and seller experiences on our platform, as well as for our supply chain operations, business intelligence, traffic and search optimization, customer relations managements (“CRM”) operations and payments. We collect and analyze data to optimize our operations, personalize the shopping experience of our buyers and enable us, our buyers, our sellers and our logistics partners to make informed real-time decisions on our platform.

We believe our mobile-first approach makes shopping more convenient for our buyers, increases buyer retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. According to INFOLine, our mobile app for buyers (our “Shopping App”) is one of the leading shopping apps in Russia by number of average monthly users, with approximately 10 million monthly average users (“MAU”) (which we define as unique visitors within a particular period) on our Shopping App in the six months ended June 30, 2020, according to AppAnnie. The orders made through our Shopping App accounted for 70% of orders on our platform in the six months ended June 30, 2020, an increase from 51% of orders in the six months ended June 30, 2019. In the year ended December 31, 2019, 56% of orders on our platform were made through our Shopping App, an increase from 35% of orders in the year ended December 31, 2018 and 15% of orders in the year ended December 31, 2017.

We believe that developing complementary products and services will help us to grow our core business and our market share. We have developed and successfully launched financial products and services for buyers and sellers, advertising and logistics services for sellers and an online travel booking service through our OZON.Travel business. We will continue to develop and enhance our existing products and services as well as expand our range of service offerings to our buyers and sellers, which will help us achieve our mission to contribute to the transformation of the Russian consumer economy. For example, one of our buyer-facing financial products, OZON.Card, our OZON-branded debit card, offers benefits to our buyers when it is used to make purchases. OZON.Card holders made an average of approximately three orders per month in the six months ended June 30, 2020, which is approximately 1.6 times more than the average monthly order frequency of our buyers who placed at least one order each month in the same period in 2020. As of September 30, 2020, approximately 260,000 OZON.Cards were activated, compared to approximately 57,000 OZON.Cards as of December 31, 2019 and fewer than 700 OZON.Cards as of June 30, 2019.

Our Industry

Russia has the eleventh largest economy in the world, with strong economic fundamentals, including a total gross domestic product (“GDP”) of approximately $1.7 trillion in 2019 and the highest GDP per capita based on purchasing power parity (“PPP”) among Brazil, Russia, India and China (the “BRIC countries”) in 2019, according to Euromonitor. Russia is the ninth most populous country, with a population of 147 million as of December 31, 2019, according to Rosstat.

Russia has the largest number of internet users among European countries and the seventh largest number of Internet users in the world, with approximately 113 million users, an internet penetration rate of 83% and a possession of smartphones rate (defined as the proportion of households that own a smartphone within a particular period) of 75%, on average, for the year ended December 31, 2019, according to Euromonitor. The country’s telecommunications infrastructure, which provides nationwide internet coverage, has facilitated the online migration of Russia’s consumer economy. The internet has become an integral part of the Russian consumer’s lifestyle. The rate at which the offline to online migration of commerce is taking place, combined with a large population and strong macroeconomic fundamentals, are key pillars of the growth drivers for the Russian e-commerce market.

Impact of COVID-19 and Projected Recovery of the Russian Economy

According to the Ministry of Economics Developent, Russia experienced growth in real GDP from 2016 to 2019, with a compound annual growth rate (“CAGR”) of 1.9%. Russia’s real GDP growth in 2020 is expected to be adversely impacted by the COVID-19 pandemic. Recent macroeconomic forecasts by Euromonitor suggest that the Russian economy will contract by approximately 3.9% in 2020, although its projections also indicate a strong and rapid recovery as soon as in 2021, followed by real GDP growth with a CAGR of 3.1% from 2021 to 2025. According to the Central Bank of Russia (“CBR”), the Russian government and the CBR aim to provide the necessary liquidity to support the Russian economy during the pandemic, with international reserves at an all-time high of approximately $592 billion as of July 31, 2020.

Russian Retail Market

We define our market opportunity by reference to the total addressable market (“TAM”) that we believe we can address over the long-term. Our core addressable market is the Russian retail market, which was the fourth largest retail market in Europe, totaling 33.6 trillion in 2019 and projected to total 46.2 trillion in 2025, according to INFOLine.

According to INFOLine, the Russian retail market grew at an average CAGR of 6% from 2016 to 2019, but is expected to contract by approximately 1% in 2020 due to the economic impact of the COVID-19 pandemic. INFOLine projects that the Russian retail market will recover in 2021, and grow at a CAGR of approximately 6% from 2021 to 2025, driven primarily by the growth of real disposable income and consumer lending.

The Russian retail market is highly fragmented, with the top ten retail businesses, including both online and offline, accounting for 25% of the total retail sales in the country in 2019, according to INFOLine. This figure compares to 42%, 40% and 35% in 2019 in the United Kingdom, Germany and the United States, respectively, based on Euromonitor data. According to INFOLine, the highly fragmented state of the Russian retail market places leading multi-category e-commerce businesses in a strong position to gain market share from small online and offline businesses. Small businesses generally have a relatively limited assortment of products, less attractive value proposition and generally do not provide a convenient shopping experience, compared to multi-category businesses that generally have a broader assortment of products and stronger value proposition for consumers, which gives online multi-category businesses a competitive advantage over smaller businesses, according to INFOLine.

Domestic Multi-category Businesses are Well Positioned to Gain Market Share in Russia

The size of Russia’s domestic e-commerce market, excluding cross-border e-commerce (the sale of products through e-commerce into the domestic market from sellers in other countries), was 1.4 trillion in 2019 and is expected to reach 2.1 trillion in 2020, according to INFOLine. Russia’s domestic e-commerce market grew at a CAGR of approximately 26% from 2016 to 2019, which was higher than the CAGR of cross-border e-commerce in Russia of approximately 20% in the same period. Driven by an expanding range of products available to consumers, shorter delivery times and more comprehensive customer support, domestic e-commerce businesses have been continuously growing their respective shares of Russia’s total e-commerce market since 2017 according to INFOLine. The share of cross-border e-commerce in Russia’s total e-commerce market has historically been higher than in other countries, primarily due to the historically underdeveloped logistics infrastructure and limited assortment of, and relatively high prices for, products of many domestic e-commerce businesses. INFOLine projects the domestic e-commerce market in Russia to grow at a CAGR of 30%, from 1.4 trillion in 2019 to 6.8 trillion by 2025, compared to a CAGR of only 6% for cross-border e-commerce in Russia by 2025. As a result, INFOLine projects that the share of the total e-commerce market in Russia, held by Russia’s domestic e-commerce businesses, will increase from 71% in 2019 to 89% by 2025.

Russian Domestic E-commerce Market is Fragmented

The Russian domestic e-commerce market is highly fragmented compared to other international markets, with the top three domestic e-commerce companies accounting for only 17% of the total e-commerce market and 24% of the domestic e-commerce market in terms of GMV as of the year ended December 31, 2019, which is significantly lower compared to the market share of the top three e-commerce companies in some other countries, according to INFOLine.

In the six months ended June 30, 2020, we represented approximately 6.6% of the overall domestic Russian e-commerce market and were the leading multi-category e-commerce business in terms of offering the widest assortment of products and selection of delivery options, according to INFOLine. We also held strong positions across many product categories in the Russian e-commerce market in the same period in 2020.

COVID-19 Impact on the Russian E-commerce Market

During the six months ending June 30, 2020, the lockdown measures implemented by governments around the world to stem the spread of the COVID-19 pandemic accelerated the already occurring shift in consumer behavior towards an increasing reliance on online shopping. In the six months ended June 30, 2020, the COVID-19 pandemic contributed to the growth of the Russian e-commerce market, which grew by 51% compared to the six months ended June 30, 2019, and there was a 3.4% increase in e-commerce penetration in Russia compared to the same period in 2019. In 2020, the Russian e-commerce market is expected to grow by 34%, accompanied by an increase in e-commerce penetration to 8.1%, compared to 6.0% in the year ended December 31, 2019, according to INFOLine.

INFOLine believes that the COVID-19 pandemic will have a sustained and long-term impact on e-commerce penetration in Russia, fueled by an increase in the number of active buyers and growth in purchasing frequency. INFOLine expects the approximately 3.3 trillion in e-commerce sales in Russia, cumulatively over the six-year period from 2020 to 2025, to be attributable to the impact of the COVID-19 pandemic.

Our Strengths

We believe the following strengths have contributed, and will continue to contribute, to our success.

Leading e-commerce platform in Russia

We are a leading online shopping destination for buyers in Russia, according to INFOLine. Our business model, which is based on a globally proven e-commerce model that complements a marketplace of third-party sellers with a direct sales online retail business, enables us to offer our buyers the widest multi-category assortment of goods on the Russian e-commerce market, according to INFOLine, at competitive prices, and an extensive range of delivery options. Our Marketplace allows sellers to complement their product offerings with our high quality buyer support services, including flexible delivery options and our 24-hour contact center service.

We believe that we are well positioned to continue to benefit from the ongoing shift, from offline to online, of retail in Russia. According to INFOLine, the Russian e-commerce market is still significantly underpenetrated compared to other more developed e-commerce markets. E-commerce penetration in Russia was 6.0% in the year ended December 31, 2019, compared to 4.3% and 3.7% in the years ended December 31, 2017 and 2016, respectively.

In the six months ended June 30, 2020, we grew by 152% in terms of GMV compared to the six months ended June 30, 2019, which is approximately three times faster than the growth of the e-commerce market in Russia, which grew by 51% in the six months ended June 30, 2020, compared to the same period in 2019, according to INFOLine. We believe our growth was due to various factors, including our reputation as the “go-to” destination for online shopping in Russia. According to INFOLine and BrandScience, as of June 2020, OZON was the most recognized e-commerce brand in Russia with a top-of-mind brand awareness of 32%, compared to 18% for our closest competitor.

Value proposition for buyers

Offering the widest assortment of quality products is one of the key pillars of our value proposition to buyers. On our platform, buyers have access to more than 6 million SKUs, as of June 30, 2020, comprising of both every day and upmarket products across one of the broadest product category ranges of all e-commerce companies in Russia, according to INFOLine, which includes electronics, home and decor, children’s goods, apparel, health and beauty, pharmacy, packaged food, FMCG, sport, pet care, books, car parts, furniture, fresh food and jewelry.

Our sellers range from large retailers to small and medium-sized enterprises (“SME”), which collectively offer on our Marketplace the widest selection of goods in the Russian e-commerce market at competitive prices, according to INFOLine. We are regularly expanding the variety of products available to our buyers by attracting more sellers to our Marketplace.

We also seek to provide the best value for our buyers by offering products at competitive prices on our platform. Our proprietary pricing algorithm allows us to price our Direct Sales products competitively, as well as provide real-time pricing recommendations to our Marketplace sellers. We believe the growth of our seller base will intensify competition on our platform and lead to competitive pricing for the products across our many product categories, which will help us attract and retain more buyers and increase order frequency.

We aim to provide our buyers with one of the most convenient online shopping experiences in Russia with a combination of fast and reliable delivery services, high quality buyer support services and financial products. According to INFOLine, we offer a wider variety of delivery options than any other e-commerce company in Russia, which includes courier delivery, collection from pick-up points and OZON.Box parcel lockers and delivery by Russian Post and other third-party delivery providers, providing our buyers with greater convenience when shopping on our platform. We offer same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg, and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020. Our commitment to high quality buyer services includes ensuring that buyers receive their parcels on time. Our “On-Time ratio” (which we define as an average ratio over a particular period of time, calculated by dividing the number of parcels that we delivered to buyers on their chosen date by the total number of parcels to be delivered on that particular date) was more than 94% in the six months ended June 30, 2020, and reached 96% in the month of June, 2020. Our ability to provide high quality services has led to high customer satisfaction. In the three months ended September 30, 2020, we received a Net Promoter Score (“NPS”), an index of buyer satisfaction with our products and services and their loyalty to our brand, of 79 points, compared to 67 points for the three months ended September 30, 2019, based on our internal surveys provided to our buyers after they make a purchase, which demonstrates our ability to provide high quality services. We have also developed a suite of financial services, such as our OZON.Card, OZON.Account e-wallet and OZON.Installment buyer lending options. We believe that these offerings increase shopping convenience, payment flexibility and buyer loyalty, which we believe will lead to higher purchasing frequency on our platform.

Value proposition to sellers

We aim for our Marketplace to become the most attractive online gateway for sellers to access the estimated 40 million online shoppers in Russia in 2020, according to INFOLine. We have developed a sophisticated and intuitive seller-facing interface, “OZON.Seller,” which gives our sellers access to a broad set of tools to manage their sales on our Marketplace, including tools for inventory management, assortment management, product pricing and marketing and financial performance monitoring. We provide our sellers with access to our nationwide logistics infrastructure, which enables them to sell products to buyers across the country. Our FBO and FBS logistics models give our sellers the flexibility to choose a fulfillment and delivery method that best suits their business. We also offer our sellers access to advanced data analytics, marketing tools, advertising services, performance monitoring tools, as well as financing options and other services. This allows us to attract new sellers to our platform and equip our existing sellers to improve their operational performance.

Powerful network effects from superior buyer and seller value propositions

We believe that our e-commerce platform creates a powerful network effect that benefits both our buyers and our sellers. Our combined offering of the widest e-commerce product catalog in Russia, according to INFOLine, at competitive prices and convenient shopping experience for our buyers, as well as our brand power, allows us to attract more buyers to our platform, which, coupled with our sophisticated seller services, also makes it a more attractive platform for sellers. This further increases the selection of products on our platform, which in turn attracts more buyers and improves buyer retention and order frequency. We believe this powerful network effect fuels our growth, increases our scale and improves our financial performance. This network effect is further catalyzed by our culture of innovation and our focus on improving the experience of our buyers and sellers on our platform, with the use of technology and the introduction of new buyer- and seller-facing features, such as machine learning-based product recommendations and personalized shopping experiences, analytical and marketing tools for our sellers, increased delivery speeds and reliability, innovations to further increase the convenience of our delivery services for our buyers and a range of financial services.

This network effect has resulted in a large, growing and loyal active buyer base, as demonstrated by the increase in order frequency and retention. In the twelve months ended June 30, 2020, approximately 10.2 million active buyers used OZON for online shopping, an increase of approximately 4.4 million active buyers from approximately 5.8 million active buyers in the twelve months ended June 30, 2019. The number of active buyers grew to approximately 7.9 million active buyers in the year ended December 31, 2019, from approximately 4.8 million active buyers in the year ended December 31, 2018 and 3.2 million active buyers in the year ended

December 31, 2017. There has also been an increase in the frequency of orders placed on our platform to 4.7 orders per buyer on average in the twelve months ended June 30, 2020, from 3.5 orders per buyer on average in the twelve months ended June 30, 2019. In the year ended December 31, 2019, the frequency of orders placed on our platform increased to 4.1 orders per buyer on average, from 3.2 orders per buyer on average in the year ended December 31, 2018 and 2.6 orders per buyer on average in the year ended December 31, 2017.

The favorable dynamics of our buyer base, including size, brand loyalty and order frequency, have led to positive developments in relation to our seller base as well. The number of sellers on our Marketplace grew to approximately 13,500 active sellers as of June 30, 2020, an increase from approximately 2,800 active sellers as of June 30, 2019, and consists of a dynamic mix of large retailers, medium-sized merchants and SMEs, who contributed 5%, 52% and 43%, respectively, to our GMV from our Marketplace, and 1%, 63% and 35%, respectively, to the total number of SKUs offered on our Marketplace as of June 30, 2020. GMV from our Marketplace accounted for 41% of our total GMV in the six months ended June 30, 2020, an increase of 33% from 8% of our total GMV in the six months ended June 30, 2019, while GMV from our Direct Sales accounted for 55% of our total GMV in the six months ended June 30, 2020, a 31% decrease from 86% of our total GMV in the same period in 2019. We believe that we have become the e-commerce platform of choice for sellers to access online shoppers in Russia, due to our large, growing and loyal buyer base and because of the distinctive value proposition that we offer to them through our fulfillment, delivery, marketing and financial services.

Most recognized e-commerce brand in Russia

We believe that our brand gives us a distinct competitive advantage. Since our founding in 1998, we have been synonymous with e-commerce among consumers in Russia. We were one of the pioneers of online retail in Russia, first as an online book retailer, and now as the largest multi-category e-commerce company in Russia based on assortment of products, offering the widest assortment of SKUs across numerous product categories on our platform, according to INFOLine. We are the most recognized e-commerce brand in the country with a top-of-mind brand awareness of 32%, compared to 18% for our closest competitor, for the month of June 2020, according to INFOLine and BrandScience. The strength of our brand facilitates the organic growth of buyer traffic on our platform, enhances buyer loyalty and attracts more sellers to our platform.

One of the largest logistics infrastructures in Russia

We have one of the largest nationwide logistics infrastructures among Russian e-commerce players, according to INFOLine, including multiple fulfillment centers and sorting hubs in strategic locations throughout the country, a nationwide network of parcel lockers, pick-up points and delivery couriers, and a technology infrastructure that enables seamless logistics operations, which we believe gives our buyers the most diverse variety of delivery options available among e-commerce companies in Russia, including same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg, and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020. We currently operate one of the largest networks of fulfillment centers (based on building footprint in square meters) among Russian e-commerce companies, which constitutes approximately one-third of all fulfillment space utilized by major Russian online marketplaces, according to INFOLine, with high levels of automation and our proprietary warehouse management system.

Our last-mile logistics infrastructure includes a wide network of physical outlets in the form of parcel lockers and pick-up points, with our offline presence only behind the top three offline retailers in Russia when compared against their number of stores, according to INFOLine. We believe that our multichannel delivery offering is one of our key competitive advantages and allows our buyers to choose a delivery method that is more suitable to their needs. Partnering with third-party logistics providers allow products purchased on our platform to reach buyers in some of the most remote regions and cities in Russia. Our nationwide logistics infrastructure has helped accelerate the growth of our platform. We have seen an increase in sales in regions where we invested into expanding and upgrading our logistics infrastructure, and we believe this trend will continue going forward.

We believe that our nationwide logistics infrastructure gives us a significant competitive edge and will drive our growth and enhance our service offerings to buyers and sellers, because it positions us beyond the logistical and infrastructural limitations relating to the lack of available large-scale fulfillment facilities and high quality independent fulfillment and logistics operators in Russia.

Scalable business model enabled by third-party partners

We have invested in the development of our own infrastructure, and intend to continue expanding our infrastructure according to our operational needs. We constantly seek opportunities to engage with third-party service providers to complement or substitute certain businesses processes, including logistics, to ensure that our fulfillment and delivery capacities match our business needs, which also helps us to avoid becoming overly reliant on our own logistics infrastructure or any one service provider.

With the help of our third-party partners across various aspects of our business, we are able to significantly increase our scale with relatively small capital investment. We believe that the continuing growth of our seller base will result in our expansion into product categories in which we had a historically limited presence, such as apparel or furniture. Expanding our product catalog through the growth of our seller base does not require additional investments in inventory, as these sellers maintain ownership of their products, and therefore facilitates our ongoing transition to an increasingly asset-light business.

As more of our sellers adopt the FBS model, we will require less capital investment into the capacity of our fulfillment centers, as these sellers use their own logistics infrastructure to fulfill orders. In the six months ended June 30, 2020, 29% of all orders on our platform were fulfilled through our FBS model, an increase from 2%

in the same period in 2019.

Our partnerships towards expanding our last-mile delivery infrastructure include the development of a network of pick-up points through a franchise model, installment of parcel lockers at our partners’ premises and the “uberization” of our approach to engaging couriers. The uberization of our engagement of couriers refers to our shift from employing couriers directly or through courier agencies towards directly engaging self-employed couriers through our dedicated mobile application in order to deliver orders to buyers. As of September 30, 2020, more than 95% of our couriers were self-employed. In line with our asset-light strategy, the adoption of the franchise model for our pick-up points allows us to expand our delivery infrastructure without purchasing or obtaining long-term leases for real estate to set up our pick-up points or parcel lockers and, as of September 30, 2020, approximately 67% of all our OZON branded pick-up points were operated by third parties.

Our IT infrastructure ensures the seamless integration of services between our partners and our platform, through application programming interfaces (“API”) or dedicated mobile apps such as apps for couriers or pick-up points, and monitors the service quality of our partners.

Adapting to consumer trends with our mobile-first approach

The possession of smartphone rate in Russia was 75% in the year ended December 31, 2019, and is expected to increase to 92% by 2025, according to Euromonitor. We have adopted a “mobile-first” approach in our product development and marketing efforts. This allows us to capture the generation of online shoppers whose online activities occur almost entirely on their mobile devices, and to benefit from the proliferation of smartphones by expanding our buyer base. Our platform experiences a high level of user traffic through mobile devices, with an average of approximately 10 million MAU on our Shopping App in the six months ended June 30, 2020, according to AppAnnie, which was higher than most other domestic e-commerce companies in the same period in 2020, according to INFOLine. We believe that we have a deep understanding of the shopping habits of buyers who make purchases on their mobile devices in Russia and aim to deliver a buyer mobile experience that increases engagement and sales conversion while reducing our buyer acquisition costs. In the six months ended June 30, 2020, 70% of orders placed on our platform were made on our Shopping App, compared to 51% in the six months ended June 30, 2019. We expect the advantages of our mobile-first approach to increase over time as more people in Russia use smartphones and tablets as their primary devices to access the internet.

Strong technology foundation and scalable infrastructure to support future growth

Technology is at the core of our business, and our research and development team is essential to our ability to implement our business strategy. We have built a reliable and scalable technology infrastructure that can handle the large transaction volumes generated on our platform. As of September 30, 2020, our IT systems were able to process more than 270,000 parcels per day and were tracking approximately 27 million items stored at our fulfillment centers. We continually invest in technology to support the growth of our business and the ongoing evolution of our services that we offer to our buyers and sellers. In pursuit of our goal to provide an outstanding selection of products, value and online shopping convenience to our buyers, we use technology, such as using artificial intelligence (“AI”) and machine learning, across different parts of our platform, including our search engine and recommendations functions to inventory management and product pricing. Our technology also serves as a backbone of our seller experience, allowing them to effortlessly integrate into our Marketplace and to achieve maximum value by using our price matching and comparison algorithms, data analytics and other tools.

Proactive culture fostered and supported by experienced management team

Our business is led by an experienced and motivated management team with proven track record of driving a transformational agenda, as evidenced by our operating and financial results. Under the leadership of our current management team, we have consistently delivered year-on-year GMV growth of over 75% since 2018. In September 2018, our management team decided to launch our Marketplace business, which we believe has become a leading Russian marketplace platform in less than two years and accounted for 41% of our total GMV in the six months ended June 30, 2020.

Our management team has a complementary and diversified skill set, with experience in leading Russian and international technology companies. By combining their global expertise and knowledge of the local consumer landscape, our management team has built a differentiated platform that is well regarded by our buyers and sellers.

We believe that the skills, industry knowledge and operating expertise of our management team provide us with a distinct competitive advantage as we continue to grow.

Our Strategy

Our strategy is based on developing existing and launching new products and services that are complementary to our platform to further improve the experience of our buyers and sellers and enhance loyalty to our brand. We believe this will help us maintain a higher growth rate than the Russian e-commerce market, increase our market share, as well as improve our operating metrics and achieve profitability. Our strategy is based on the following key pillars:

Enhance buyer loyalty through increasing the assortment and number of product categories on our platform, providing outstanding value and services, and improving our technology

We believe that having an outstanding selection of products, at competitive prices and providing a high level of online shopping convenience, are the most critical drivers of buyer acquisition and retention in the e-commerce industry. Although we offer an assortment of more than 6 million SKUs on our platform, as of June 30, 2020, we believe that this is a small fraction of the potential number of products that could be offered online in Russia. In the year ended December 31, 2019, e-commerce penetration in Russia was only 6.0%, compared to 27.1%, 18.3%, and 15.2% in China, the United Kingdom, and the United States, respectively, according to Euromonitor. We believe that the under-penetration of e-commerce in Russia is partly due to the perception by Russian consumers that the prices of certain products sold online, such as FMCGs, are relatively high after factoring in delivery costs, and the process of purchasing products online is cumbersome. We believe there is also a perception that e-commerce retailers provide substandard customer service. For a broad segment of Russian consumers, these perceptions hinder the shift of their shopping habits from offline to online. We are working to address issues related to the under-penetration of the Russian e-commerce market by optimizing our sourcing of products, adding new products to our catalog and broadening the number of product categories, as well as by optimizing online search and purchasing processes, minimizing click-to-delivery times and generally enhancing our buyer service experience. We believe that these efforts have contributed, and will continue to contribute, to the growth of our buyer base and increase the purchasing frequency of buyers on our platform.

Attract more sellers to our Marketplace by enhancing their experience on our platform

Since its launch in September 2018, approximately 13,500 active sellers have joined our Marketplace as of June 30, 2020. We believe this number is a small fraction of the pool of hundreds of thousands of sellers in Russia that could potentially become sellers on our Marketplace. We believe that the business operational flexibility offered by our FBO and FBS logistics models, the expansion of our product catalog into new categories of products and the opening of new fulfillment centers in various regions in Russia, such as our newly launched fulfillment center in the Rostov-on-Don region, are just a few of the numerous features that attract new sellers to our Marketplace. We have developed a suite of advertising, fulfillment, delivery, analytics and process management tools, accessible through our OZON.Seller interface, as well as seller-facing financial services and an education platform for our sellers. We are dedicated to further developing these seller support tools and services to increase operational performance of our sellers. We believe these services will enhance the experience of our sellers, give them the tools to improve their operational performance, and increase their reliance on our platform, while providing us with increased monetization opportunities for our developing range of seller services.

Further expand our logistics footprint with focus on regional development

We consider the development of our business in the Russian regions an integral part of our growth strategy. As the Russian regions are underpenetrated by e-commerce companies, according to INFOLine, we see untapped potential in attracting buyers and sellers in the Russian regions to our platform. To achieve this goal, we intend to expand our logistics infrastructure across Russia, including for both fulfillment and delivery. We also aim to develop our network of sorting centers, pick-up points, OZON.Box parcel lockers and couriers, and regularly engage delivery partners to increase our fulfillment and delivery capacities to stay ahead of the growing number of transactions on our platform. While pursuing the expansion of our logistics infrastructure, we aim to commit to our “asset-light” strategy by leasing, rather than acquiring, our premises and equipment where feasible. Furthermore, each of our new fulfillment centers will also be equipped with our proprietary new warehouse management system, which will allow us to automate a number of processes at our fulfillment centers, including the acceptance, placement, selection, consolidation, sorting and packaging of products.

Build a diversified ecosystem of complementary services around our primary e-commerce business

We aim to further develop our core e-commerce operations by offering a range of complementary services to our buyers, sellers and logistical partners. Our key initiatives include:

Continue to create and enhance financial services offerings

Our financial service offerings provide quick and seamless access to lending and payment assistance to our buyers and sellers, and constitute additional revenue streams for us. We aim to continue developing and enhancing our financial service offerings to our buyers and sellers. We believe that our seller-facing financial services will strengthen the loyalty of our sellers to us and attract new sellers to our platform, and consequently, expand our platform’s product catalog. Similarly, we believe that our buyer-facing financial services strengthens buyer loyalty to us and increase their purchase frequency and average order value on our platform.

We offer special services to our buyers, such as our OZON.Card, our OZON branded debit card; OZON.Account, our e-wallet in which buyers may store funds for later purchases; and OZON.Installment, our point of sale buyer loans. Additionally, costs related to the processing of payments for orders are reduced when purchases are made with our financial products.

Develop our advertising service offering

We currently offer a variety of advertising services to sellers and our suppliers on our platform, which generates additional revenue for us. As a leading online marketplace in Russia, we believe that our advertising services have large potential for further growth. Our advertising service helps our sellers to increase their sales on our Marketplace by providing them with a venue to actively market their products to our buyers on promotional shelves and advertising banners on our Shopping App and buyer website (“Buyer Website”), or by making their products appear at the top of search results on our platform. Advertising space on our platform is sold to our sellers through a real time bidding system, which we believe ensures that the fees we receive from sellers using our advertising platform is responsive to demand for advertising space on our platform.

Leverage our growing scale and increasing efficiency to improve unit economics and profitability

We aim to secure a leading position across existing product categories and services in terms of number of SKUs on our platform, while we continue to scale our business in order to improve our margins and achieve profitability. The following five pillars are key drivers of our growth and profitability:

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Gross profit: We continue to benefit from improved purchasing terms due to the increase in the scale of our business and our growing share of Marketplace GMV. Gross profit as a percentage of GMV in the six months ended June 30, 2020 increased to 16.0%, compared to 13.7% in the six months ended June 30, 2019.

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Advertising revenue: Our advertising revenue from our Marketplace advertising platform has increased, primarily due to the organic growth of our seller base, while our advertising revenue from Direct Sales has increased, primarily due to the increasing number of suppliers seeking to advertise their products through our various marketing channels. Advertising revenue as percentage of GMV in the six months ended June 30, 2020 increased to 1.7%, compared to 1.1% in the six months ended June 30, 2019.

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Fulfillment and delivery expenses: Our business enjoys increased cost efficiencies in our provision of fulfillment and delivery services from optimizing the mix of delivery channels we offer, as well as from leveraging higher geographical order density. The increased costs efficiencies were also attributable to additional efficiency gains following the launch of new, and the expansion of existing, fulfillment facilities and our adoption of the FBS model. Fulfillment and delivery expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 17.0%, compared to 21.1% in the six months ended June 30, 2019.

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Sales and marketing: Sales and marketing costs have decreased as a percentage of GMV due to the higher volume of repeat orders, increased buyer retention and higher brand awareness. Sales and marketing expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 5.4%, compared to 9.6% in the six months ended June 30, 2019.

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General and administrative: Our business continued to benefit from economies of scale on our fixed general and administrative cost base, due to the growth profile of our business. General and administrative expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 2.0%, compared to 3.7% in the six months ended June 30, 2019.

As we continue to scale up our business, we believe that these trends will continue to positively impact our business and drive improvement in profitability and unit economics.

Risks Associated with Our Business

The success of our business and our ability to grow is dependent on a number of factors that may be beyond our control. Our business faces a number of challenges that may limit our growth opportunities and is subject to a number of risks that you should be aware of before making an investment decision. Among these important challenges and risks are the following:

•	any significant fluctuations in our results of operations and growth rate;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively promote our business and attract new and retain current buyers and sellers;

•	any failure to retain our market position in a competitive e-commerce market or switch of our buyers to offline retail stores or our online or offline competitors;

•	our reliance on counterparties and third-party providers;

•	our reliance on the Russian internet infrastructure, and the risks that disruptions may impair our customers’ experiences and our business operations;

•	any failure to attract or retain our qualified employees and IT specialists;

•	global political and economic stability, and the risks they pose for the Russian economy;

•	imposition of further economic sanctions on Russian companies and businesses and the impact of current sanctions;

•	ongoing development of the Russian legal system and developing legal framework governing e-commerce in Russia;

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further widespread impacts of the COVID-19 pandemic or other health crises restricting the level of business activity, travel, transportation and otherwise affecting our customers, as well as any governmental or international response measures;

•	privacy, personal data and data protection concerns, and the risk of fines and other sanctions on us if we fail to comply with applicable regulations;

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our ability to successfully remediate the existing material weakness and significant deficiency in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; and

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as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

We also face other challenges, risks and uncertainties that may materially and adversely affect our business, prospects, financial condition and results of operations. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the “Risk Factors” section of this prospectus in deciding whether to invest in our securities.

Corporate Information and Ownership Structure

We were incorporated in Cyprus on August 26, 1999 under the Cyprus Companies Law, Cap. 113 as Jolistone Enterprises Limited (registration number HE 104496) and changed our name to Ozon Holdings Limited on November 8, 2007. Our registered office is located at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus. The principal executive office of our key operating subsidiary, Internet Solutions LLC, is located at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The telephone number at this address is +7 495 232 1000. Our website address is www.ozon.ru. The information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus. We have included our website address as an inactive textual reference only.

Immediately prior to this offering, our principal shareholders, Sistema PJFSC, a large Russian portfolio investor (“Sistema”), and funds advised by Baring Vostok Capital Partners Group Limited, a large equity firm focused on investments in Russia and the CIS (the “Baring Vostok Private Equity Funds”), beneficially owned, directly or through their investment vehicles, 45.9% and 45.9%, respectively, of our issued and outstanding ordinary shares. See “Principal Shareholders.” Upon the completion of this offering, the shares owned by these principal shareholders will amount to                     % and                     %, respectively, of the voting power of our outstanding capital stock (or                     % and                     %, respectively, if the underwriters exercise their option to purchase additional ADSs in full). Each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares. As a result, our principal shareholders may have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of the ADSs or our ordinary shares. See “Risk Factors—Risks Relating to Our Organizational Structure—Because of their significant voting power and special rights granted to Class A shares, our principal shareholders will be able to exert control over us and our significant corporate decisions.”

Potential investors should take into account that they invest in the ADSs representing ordinary shares of an entity incorporated in Cyprus, which is acting as a holding company for all of our operating subsidiaries. As a holding company, we rely on profit and other cash distributions paid by our subsidiaries for our cash and financing requirements. See “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of the ADSs—We are a holding company with no operations of its own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.”

Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:

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the ability to present more limited financial data, including presenting only two years of audited financial statements and only two years of selected financial data in the registration statement on Form F-1 of which this prospectus is a part;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”), regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

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not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. As a result, we do not know if some investors will find the ADSs less attractive. The result may be a less active trading market for the ADSs, and the price of the ADSs may become more volatile.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of this offering occurs; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.

Upon completion of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer.

THE OFFERING

ADSs offered by us	ADSs, each representing ordinary share(s).

Ordinary shares to be outstanding after this offering	ordinary share(s).

Option to purchase additional ADSs	We have granted the underwriters an option to purchase up to additional ADSs within 30 days of the date of this prospectus.

American Depositary Shares	The underwriters will deliver the ADSs representing our ordinary shares. Each ADS represents an ownership interest in of our ordinary share(s). As an ADS holder, we will not treat you as one of our shareholders. The depositary, The Bank of New York Mellon, will be the holder of the ordinary shares underlying your ADSs.

You will have ADS holder rights as provided in the deposit agreement. Under the deposit agreement, you may only vote the ordinary shares underlying your ADSs by giving voting instructions to the depositary. The depositary will pay you the cash dividends or other distributions, if any, it receives on our ordinary shares after deducting its fees and expenses and applicable withholding taxes. You may need to pay a fee for certain services, as provided in the deposit agreement.

You are entitled to the delivery of the ordinary shares underlying your ADSs upon the surrender of such ADSs, the payment of applicable fees and expenses and the satisfaction of applicable conditions set forth in the deposit agreement.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is attached as an exhibit to the registration statement of which this prospectus forms a part. We are offering ADSs so that our company can be quoted on Nasdaq and investors will be able to trade our securities and receive dividends on them in U.S. dollars.

Depositary	The Bank of New York Mellon.

Use of proceeds	We estimate that we will receive net proceeds from this offering of $ million, or $ million if the underwriters exercise their option to acquire additional ADSs from us in full, based upon an assumed initial public offering price of $ per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”

Dividend policy	Historically, we have not declared or paid cash dividends on our ordinary shares, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business. See “Dividend Policy.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

Lock-up agreements	We have agreed with , as representative of the several underwriters, subject to certain exceptions, not to sell or dispose of any of the ADSs or securities convertible into or exchangeable or exercisable for the ADSs until 180 days after the date of this prospectus. Our executive officers, directors and holders of substantially all of our ordinary shares have agreed to similar lockup restrictions for a period of 180 days.

We, our executive officers, directors and holders of substantially all of our ordinary shares have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act, or otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially, or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. See “Underwriting.”

Pre-emptive rights	Under the law of Cyprus, existing holders of shares in Cypriot public companies are entitled to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). In addition, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the completion of this offering, and have provided a general disapplication for issuances in connection with our equity incentive plans and certain other purposes. See “Description of Share Capital and Articles of Association—Pre-emptive Rights.”

Listing	We intend to apply to list the ADSs on Nasdaq under the symbol “ .”

Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:

•	no exercise by the underwriters of their option to purchase additional ADSs in this offering; and

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Corporate and Capital Structure

We are an entity incorporated in Cyprus and are acting as a holding company for all of our operating subsidiaries. Prior to the completion of this offering, Ozon Holdings Limited will be converted from a private company incorporated in Cyprus into a public limited company incorporated in Cyprus, and we will change our corporate name from Ozon Holdings Limited pursuant to a special resolution at a general meeting of the shareholders to Ozon Holdings PLC.

The following diagram illustrates our corporate structure following the completion of this offering:

Summary Consolidated Historical Financial and Other Data

The summary consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of cash flows for the years ended December 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of profit or loss and other comprehensive income, consolidated statement of financial position and consolidated statement of cash flows as of June 30, 2020 and for the six months ended June 30, 2020 and 2019 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared using the same accounting principles and on the same basis as the year-end financial statements and include all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year, and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Revenue:
Sales of goods	36,160	22,490	53,487	33,920
Service revenue	8,002	2,459	6,617	3,300

Total revenue	44,162	24,949	60,104	37,220

Operating expenses:
Cost of sales	(31,783)	(20,744)	(48,845)	(27,662)
Fulfillment and delivery	(13,194)	(6,466)	(16,808)	(8,232)
Sales and marketing	(4,150)	(2,946)	(7,153)	(3,335)
Technology and content	(1,962)	(1,766)	(3,520)	(2,123)
General and administrative	(1,547)	(1,119)	(2,390)	(1,742)

Total operating expenses	(52,636)	(33,041)	(78,716)	(43,094)

Operating loss	(8,474)	(8,092)	(18,612)	(5,874)
Loss on disposal of non-current assets, net	(12)	(3)	(7)	(3)
Interest income/(expense), net	(680)	(261)	(801)	129
Share of profit of an associate	59	45	54	82
Foreign currency exchange gain/(loss), net	53	(168)	(213)	78

Total non-operating (expense)/income	(580)	(387)	(967)	286

Loss before income tax	(9,054)	(8,479)	(19,579)	(5,588)
Income tax benefit/(expense)	76	16	216	(73)

Loss for the period	(8,978)	(8,463)	(19,363)	(5,661)

Total comprehensive income for the period	(8,978)	(8,463)	(19,363)	(5,661)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(1,481)	(1,727)	(3,761)	(1,514)

Consolidated Statement of Financial Position

( in millions)	As at June 30,		As at December 31,
	2020	2019	2019(1)	2018
Total non-current assets	24,598	14,673	19,568	6,468
Total current assets	19,094	13,703	18,867	11,612

Total assets	43,692	28,376	38,435	18,080

Total equity	(1,821)	5,318	817	3,236

Total non-current liabilities	10,142	6,622	8,112	584
Total current liabilities	35,371	16,436	29,506	14,260

Total liabilities	45,513	23,058	37,618	14,844

(1)

We adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard was applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. Please refer to note 2.3 of our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Consolidated Statement of Cash Flows

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Net cash used in operating activities	(4,517)	(10,217)	(14,312)	(3,599)
Net cash used in investing activities	(2,983)	(1,477)	(4,539)	(2,863)
Net cash generated from financing activities	10,953	10,153	19,335	5,270
Net increase/(decrease) in cash and cash equivalents	3,453	(1,541)	484	(1,192)
Cash and cash equivalents at the beginning of the period	2,994	2,684	2,684	3,803
Cash and cash equivalents at the end of the period	6,500	977	2,994	2,684

Non-IFRS Measures(1)

( in millions)	As at June 30,		As at December 31,
	2020	2019	2019	2018
Contribution Profit/(Loss)	(815)	(2,261)	(5,549)	1,326
Adjusted EBITDA	(6,282)	(6,939)	(15,832)	(5,305)
Free Cash Flow	(8,488)	(12,155)	(19,947)	(6,203)

(1)

See the definitions and reconciliations of the non-IFRS measures to the applicable IFRS measures in “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures.” Also see the discussions in “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating and Financial Performance.”

Other Data

( in millions, unless indicated otherwise)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
GMV(1)	77,394	30,651	80,815	41,888
Share of Marketplace GMV, %(1)	41.4	8.2	17.4	0.9
Gross profit	12,379	4,205	11,259	9,558
Gross profit as a percentage of GMV, %	16.0	13.7	13.9	22.8
Contribution Profit/(Loss) as a percentage of GMV, %	(1.1)	(7.4)	(6.9)	3.2
Adjusted EBITDA as a percentage of GMV, %	(8.1)	(22.6)	(19.6)	(12.7)
Number of orders, million(1)	27.7	11.1	31.8	15.3
Number of active buyers, million(1)	10.2	5.8	7.9	4.8
Number of active sellers(1)	13,458	2,777	6,418	602

(1)

See the definitions of GMV, Share of Marketplace GMV, number of orders, number of active buyers and number of active sellers in “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating and Financial Performance.”

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, prospects, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business and Industry

We may experience significant fluctuations in our results of operations and growth rate.

We have grown significantly in recent years, and we intend to continue to expand the scope and geographic reach of the services we provide. Our anticipated future growth will likely place significant demands on our management and operations. Our success in managing our growth will depend, to a significant degree, on the ability of our executive officers and other members of senior management to operate effectively and on our ability to further improve and develop our financial and management information systems, controls and procedures. In addition, we expect to have to adapt our existing systems and introduce new systems, train and manage our employees and improve and expand our sales and marketing capabilities.

Revenue growth may slow down or decline for any number of reasons, including our inability to attract and retain sellers and buyers, decreased buyer spending, increased competition, slowing overall growth of the e-commerce market, the emergence of alternative business models, changes in government policies and general economic conditions. We may also lose buyers and sellers for other reasons, such as a failure to deliver satisfactory customer or transaction experience or high-quality services. If we are unable to properly and prudently manage our operations as they continue to grow, or if the quality of our services deteriorates due to mismanagement, our brand name and reputation could be significantly harmed, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, a disproportionate amount of sales on our platform historically take place during our fourth quarter, and we expect this to continue. As a result of peak seasonal sales, as of December 31 of each year, our cash and cash equivalents balances typically reach an elevated level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable, combined with a decrease in inventories, as of December 31. Our accounts payable balance generally declines during the first month of each year, resulting in a corresponding decline in our cash and cash equivalents balances.

Our results of operations may fluctuate significantly as a result of a variety of factors, including those described above. As a result, historical period-to-period comparisons of our results of operations are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter as an indication of our annual results or our future performance.

We have incurred significant losses in the past and are likely to continue to incur losses as we continue to invest in order to grow, and we may not achieve profitability going forward.

We incurred total losses of 19,363 million and 5,661 million in the years ended December 31, 2019 and 2018. We will need to generate and sustain increased revenue levels and decrease the proportionate amount of expenses in future periods to achieve profitability in our markets, and even if we do, we may not be able to maintain or increase profitability. We anticipate that we will continue to incur losses in the near term as a result of expected increases in our operating expenses as we continue to invest in our business in order to grow and retain our buyer base, expand our logistics and fulfillment capabilities, as well as continue developing and improving our platform and offering new products and services. These efforts may prove more expensive than we anticipate, and many of our efforts to generate revenue are new and unproven (for example, our recent financial technology initiatives, see “Business—Financial Services Offerings”). As a result, any failure to adequately increase our revenue or contain the costs related to our expansion could prevent us from attaining or increasing profitability. In addition, we regularly introduce new services, such as our Marketplace, which we added in September 2018, and a number of financial services that we started to actively develop in recent years, such as our OZON.Card and OZON.Installment (see “Business—Financial Services Offerings—Fintech – B2C”), and which we expect to add value to our overall business and network, but could result in an unexpected increase in costs or divert our senior management’s attention, which could negatively impact our goal of achieving profitability. As we expand our services to additional sellers and buyers in various regions and add new categories of products, our offerings in these markets may be less profitable than the markets in which we currently operate, which may not offset the costs required to expand into these markets and could impact our ability to achieve or sustain profitability. We may also fail to improve the purchase terms with our suppliers and improve our marketing efficiency and utilization of infrastructure, which could increase our costs and limit our ability to reinvest into other areas of our business. As a result of the preceding factors, in addition to various other factors that may arise, we may not be able to achieve, maintain or increase profitability in the near term or at all.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.

We may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies and ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs. We may also decide to issue securities, including debt securities that have rights, preferences and privileges senior to the ADSs. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations, including increasing our vulnerability to general economic and industry conditions, limit our ability to plan and react to changes in our business and industry and place us at a disadvantage compared to competitors that have less indebtedness. We also can provide no assurance that the funds we raise will be sufficient to finance our existing indebtedness. We have entered into short and long-term financing arrangements with several banks, including Sberbank (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Bank loans”), some of which contain covenants requiring us to meet certain financial parameters and non-monetary obligations, such as regular reporting. Any breach of our financing arrangements or the inability to service our debt through internally generated cash flow or other sources of liquidity would lead to default, which could have a material adverse effect on our business. In addition, our failure to comply with covenants under a facility agreement may trigger cross-default provisions contained in the credit facilities with another bank.

We may be unable to raise additional funds on terms favorable to us or at all, and if financing is not available or is not available on terms acceptable to us, we may be unable to finance our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, any of which would have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to effectively promote our business and attract new and retain current buyers and sellers, our business, results of operations and prospects may be materially and adversely affected.

We believe that the effective promotion of our business is of significant importance to our success. Enhancing our brand recognition in the e-commerce market is critical to increasing the quantity and depth of engagement of sellers and buyers with our platform, which, in turn, enhances the appeal and assortment of products and services to buyers. We have conducted and will continue to conduct various marketing and promotional activities, including through both digital channels and offline media, aimed at increasing the visibility of our business, the attractiveness of our platform for our sellers and buyers and the growth of buyer traffic on our websites and mobile apps. We cannot assure you, however, that these activities will be effective in achieving the intended promotional impact on our business. In addition, our buyers and sellers may have conflicting views regarding some of the new initiatives we introduce to improve our platform, which can diminish our attempts to maintain a positive network effect and negatively affect our buyer and seller base. Further, any negative publicity relating to our products or services, regardless of its veracity, could harm our reputation and cause buyers and sellers to leave our platform, which would have a material adverse effect on our business, financial condition and results of operations. If our marketing efforts are not successful in attracting new and retaining current buyers, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we fail to maintain and enhance our brand, our business, prospects and results of operations may be materially and adversely affected.

We believe that maintaining and enhancing our OZON brand is significantly important to the success of our business. A well-recognized brand is critical to increasing the number of buyers and sellers and the level of their engagement and, in turn, enhancing the attractiveness of our products and services to them. Despite conducting a number of brand promotion and recognition activities from time to time, we cannot assure you that these activities will be successful in the future or that we will be able to achieve the brand promotion effects that we expect. In addition, our competitors may increase the intensity of their marketing campaigns, which may force us to increase our advertising spend to maintain our brand awareness. If our brand is harmed or we are forced to increase our marketing expenses, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We operate in a competitive market. If we fail to retain our current market position, our business and results of operations could be materially and adversely affected.

The markets for our products and services are competitive and rapidly evolving. The successful execution of our strategy depends on our ability to continuously attract and retain sellers and buyers, expand the market for our products and services, continue technological innovation and offer new capabilities to sellers and buyers. We have many competitors not only among other e-commerce companies, but also physical stores and a large and fragmented group of other offline retailers. We compete with these current and potential competitors for both sellers and buyers. From time to time, our buyers may decide not to continue purchasing products on our platform for various reasons, including choosing to shop in offline retail stores once more. Our sellers may also decide to switch to our competitors’ services. Some of our existing or potential competitors may have greater resources, capabilities and expertise in management, technology, finance, product development, sales, marketing and other areas. Further, the internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller or lesser known businesses, including businesses from outside Russia, to compete against us. As a result of these various types of current and potential competitors, we may fail to retain or may lose our current market position, we may fail to continue to attract new and maintain our existing buyers and sellers, and we may be required to increase our spending or maintain lower prices, which could materially and adversely affect our business, prospects, financial condition and results of operations.

If we fail to improve our customer experience, product offerings and IT platform, we may not be able to attract and retain sellers and buyers, which may have a material adverse effect on our business, financial condition and results of operations.

Our success depends upon our ability to attract and retain both sellers and buyers. A key factor in attracting and retaining sellers and buyers is our ability to expand the variety of products and services offered by our platform, which, in turn, requires us to attract and retain a large number of sellers. Achieving these objectives requires the maintenance and continual improvement of our products and services, including the customer experience from both the seller and buyer perspective, the accessibility of buyer and seller support services and the reliability of transaction processing services, including reliable and fast delivery options.

To build and maintain our brand reputation and customer loyalty, we need to continue to improve our products and services, as well as innovate and introduce new products and services to enhance the customer experience of our sellers and buyers. This includes improving our platform to optimize product search results, introducing new ways to pay for products bought on our platform (including through OZON.Installment or using our OZON.Card), improving data analytics for sellers and continuing to assess and enhance the customer experience on our websites and mobile apps generally. In addition, we need to adapt and improve customer interfaces on our platform to keep up with evolving buyer preferences. For example, in light of the growing propensity of customers to use smartphones to conduct transactions, we will continue to focus on optimizing our mobile apps to successfully manage access to our platform on mobile devices. Further, it is difficult to predict the problems that we may encounter in innovating and introducing new products and services, and we may need to devote significant resources to the creation, support and maintenance of our platform. We cannot provide any assurances that our innovative technological initiatives to improve our customer experience will be successful, including whether our new products or service offerings and delivery methods will be well-received by sellers and buyers or improve our operational cost efficiencies. If we are unable to increase and retain the number of sellers and buyers on our platform, or increase the quantity and quality of products and services offered, our business, prospects, financial condition and results of operations could be materially and adversely affected.

If we are not able to respond successfully to technological or industry developments, including changes to the business models deployed in our industry, our business may be materially and adversely affected.

The e-commerce market is characterized by rapid technological developments, frequent launches of new products and services, changes in buyer needs and behavior and evolving industry standards. As a result, participants in the e-commerce industry constantly change their product offerings and business models and adopt new technologies to, among other things, increase cost efficiency and adapt to buyer preferences. There can be no assurances that our key competitors will not adopt a more effective business strategy than us or that our competitors will not be able to more quickly adapt to industry changes than we will. If we fail to successfully and timely respond to technological or industry developments, it could result in a loss of sellers and buyers, and our brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

Our expansion into new products, services, technologies and geographic regions subjects us to additional risks.

Our growth strategy depends, in part, on our expansion into new product or service offerings, such as the new financial technology services we offer. Our new initiatives may not be as profitable as expected, and we may be unable to recover our investments in them. In addition, we may be subject to claims if these product or service offerings suffer from service disruptions or failures or other quality issues. Failure to realize the expected returns of any of our investments in new technologies, products or services could result in our inability to cover the costs we incurred to develop these technologies, which may adversely affect our financial condition or results of operations. Expansion of the categories of products we are offering, such as pharmaceuticals or alcoholic beverages, may result in increased regulatory scrutiny and compliance requirements as a result of the uncertain application of laws, regulations and changing enforcement practices. If we or our sellers fail to comply with laws and regulations applicable to regulated products, our Buyer Website and Shopping App may be blocked or restricted, which may adversely affect our business, financial condition and results of operations.

We may be required to obtain permits or licenses with respect to our existing and new financial technology solutions in the future.

We are actively developing a number of financial technology (“Fintech”) initiatives, which we believe should be complementary to the creation of an integral ecosystem around our primary e-commerce business and are aimed at increasing our average order value, the retention of our buyers and the loyalty of our sellers, as well as at lowering acquisition costs while processing payments. In the recent years, we have already introduced a number of Fintech solutions, such as OZON.Card, OZON.Account and OZON.Installment. See “Business—Financial Services Offerings.” The regulation of Fintech solutions in Russia is currently being developed. Although we do not believe we are required to hold, and do not currently hold, any licenses in order to offer our Fintech solutions, since legislation around these offerings is continuing to evolve and may be subject to different interpretation by the Russian regulatory authorities in the future, there can be no assurance that we will not be required to obtain any such permits or licenses in the future with respect to any of our current or future Fintech solutions. If we fail to obtain such permits or licenses in the future, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We rely on many counterparties and third-party providers in our business, and the nonperformance or loss of a significant third-party provider through bankruptcy, consolidation, or otherwise, could adversely affect our operations.

We are party to agreements with third-party companies in various aspects of our business model, including the lessors of our fulfillment centers and various logistics providers. If we are unable to maintain or renew leases, or lease other suitable premises on acceptable terms, or if our existing leases are terminated for any reason (including in connection with a lessor’s loss of its ownership rights to such premises), or if a lease’s terms (including rental charges) are revised to our detriment, such matters could have a material adverse effect on our business, financial condition and results of operations. If these third parties do not comply with applicable legal or administrative requirements, were to default on their obligations, or if we lose a significant provider through bankruptcy, consolidation or otherwise, we may be subject to litigation with these third-party providers, fail to renew the respective agreements on commercially acceptable terms and, therefore, face the need of switching to new third-party providers, who may provide services to us at higher prices, and any of the following of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may have difficulties with sourcing the products we sell through our Direct Sales business.

Besides connecting, and facilitating transactions between, buyers and sellers on our Marketplace, we sell products directly to our buyers through our Direct Sales business. In our Direct Sales business, we purchase and hold inventory of a selection of products in our warehouses to be sold directly to buyers, and therefore are dependent on our suppliers we source the products from. There can be no assurance that we will be able to timely replace any of our suppliers in case their products are no longer available to us or otherwise procure the supply of products to our facilities to be sold through the Direct Sales business, which may adversely affect our business, prospects, financial condition and results of operations.

Failed deliveries, excessive returns and other logistics issues may adversely affect our business and prospects.

We offer our buyers a selection of delivery options, including delivery by courier, collection from our offline network of pick-up points and OZON.Box parcel lockers, as well as Russian Post and other third-party delivery service providers. If a delivery fails to reach the buyer, we may continue bearing the inventory costs or be required to engage with the seller for the return of the undelivered product. Even if the product is successfully delivered to the buyer and delivery is verified, we and our sellers are required, in most cases, to allow buyers to return products within a certain period of time after delivery. We also face the risk that third-party logistics providers and couriers might misappropriate inventory or mishandle packages, and we may struggle to verify delivery if the packages are delivered without obtaining buyer signatures or otherwise duly identifying the buyer. When products are delivered without verification, we may be required to deliver a duplicate product. A significant increase in failed deliveries, excessive or mistaken returns or other logistics issues may force us to allocate additional resources to mitigating these issues and may adversely affect our business, prospects, financial condition and results of operations.

A significant disruption in internet access, telecommunications networks or our IT platform may cause slow response times or otherwise impair our customers’ experience, which may in turn reduce traffic to our mobile apps and websites and significantly harm our business, financial condition and results of operations.

Our e-commerce business is critically dependent on the performance and reliability of Russia’s internet infrastructure, accessibility of bandwidth and servers to our service providers’ networks and the continuing performance, reliability and availability of our platform. Telecommunications capacity constraints in Russia may impede the development of our business and may limit internet usage more generally.

As our data centers and all of our backup centers are located in Moscow, we are heavily reliant on Russia’s internet infrastructure to operate our business. Since these centers are located, along with the office of our key operating subsidiary, in Moscow, our operations may also be negatively impacted by disruptions to the power grid, natural disasters or other events affecting the Moscow region. Similarly, if there were any system outages due to any internet delays, disruptions, natural disasters or any other issues with the infrastructure in Russia more generally, this would have a material adverse impact on our business and results of operations depending on the length and severity of the issue.

We have in the past and may continue to experience mobile app and website disruptions, outages and other website performance problems for a variety of reasons, including infrastructure changes, human or software errors, capacity constraints due to an overwhelming number of buyers accessing our websites simultaneously and denial of service or fraud or security attacks. In addition, we may experience slow response times or system failures due to a failure of our information storage, retrieval, processing and management capabilities. Slow response times or system failures may make our platform less attractive to sellers or buyers. If we experience technical problems in delivering our services over the internet, we could experience reduced demand for our services and lower revenue.

Significant disruptions in internet access or in the internet generally mentioned above could significantly harm our business, prospects, financial condition and results of operations.

Computer viruses, undetected software errors and hacking may cause delays or interruptions on our systems and may reduce the use of our services and damage our brand reputation.

Our online systems, including our websites, mobile apps and our other software applications, products and systems, could contain undetected errors, or “bugs,” that could adversely affect their performance. While we regularly update and enhance our websites and IT platform and introduce new versions of our mobile apps, the occurrence of errors in any such updates or enhancements may cause disruptions in the provision of our services and may, as a result, cause us to lose market share, and our reputation and brand, business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, computer viruses and cyber security compromises have in the past, which to date have not been material, and may in the future cause delays or other service interruptions on our systems. However, we may be subject to hacking attempts by malicious actors who seek to gain unauthorized access to our information or systems or to cause intentional malfunctions, loss or corruption of data or leakages of our buyers’ and sellers’ personal data. While we employ various antivirus and computer protection software in our operations, we cannot provide any assurance that such protections will successfully prevent all hacking attempts (whether through the use of “denial of service” attacks or otherwise) or the transmission of any computer viruses which, if not prevented, could significantly damage our software systems and databases, cause disruptions to our business activities (including to our e-mail and other communications systems), result in security breaches and the inadvertent disclosure of confidential and/or sensitive information and hinder access to our platform.

We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and hacking. Moreover, if a computer virus or other compromise of our systems becomes highly publicized, our reputation could be materially damaged, resulting in a decrease in the use of our products and services. The inadvertent transmission of computer viruses could also expose us to liability and legal action, which may adversely affect our business, financial condition and results of operations.

Privacy and data protection concerns and related claims, including evolving government regulation in the area of consumer data privacy or data protection, could adversely affect our business and results of operations.

We collect, process, store and transmit large amounts of data, including confidential, sensitive, proprietary, business and personal information. The effectiveness of our technology, including our artificial intelligence (“AI”) systems, and our ability to offer our products and services to sellers and buyers depends on the collection, storage and use of data concerning customer activity, including personally identifying or other sensitive data. Our collection and use of this data for targeted advertisements, product recommendations, data analytics and outreach communications might raise privacy and data protection concerns that could negatively impact the demand for our products and services. We use third-party technology and systems for encryption, employee email, content delivery to buyers and other functions. Although we have developed systems and processes designed to protect seller and buyer information and prevent and mitigate the impact of data breaches and other fraudulent activities (whether directly through us or indirectly through our sellers or buyers), such measures cannot guarantee the security of such data and may be circumvented or fail to operate as intended.

We may also be subject to claims or regulatory sanctions for actions of third parties that are beyond our control, such as the misrepresentation of information or other inappropriate or unlawful actions with respect to use and processing of buyer and seller data. In our seller agreements and buyer contracts, we have specific clauses where we explicitly deny any responsibility for actions by third parties or for the accuracy of information they provide to us, and such actions are violations of our terms and conditions to misuse our services. Nevertheless, there can be no assurance that these preventative measures will fully protect us from such actions, which, regardless of merit, may force us to participate in time-consuming and costly litigation or investigations, divert significant management and staff attention, and damage our reputation.

The Russian Parliament and Government enacted consumer data privacy and data protection laws and regulations on, among other things, the solicitation, collection, transfer, processing and use of personal data. Regulation of this nature could reduce demand for our products and services if we fail to design or develop our operations in a way to be compliant with the applicable regulations. The failure to prevent or mitigate data loss, theft, misuse or other security breaches or vulnerabilities affecting our or our sellers’ and buyers’ systems, could expose us or our customers to the risk of loss, disclosure or misuse of such information, could result in liability and expose us to litigation and regulatory action (including under privacy or data protection laws), deter buyers or sellers from using our platform and services, and otherwise harm our business and reputation.

In Russia, in order to process an individual’s personal data, we must obtain the individual’s consent. This consent may be revoked at any time and, if revoked, the relevant personal data must be deleted. We do not collect or perform any operations on our customers’ personal data, except when such collection or processing is in accordance with our terms of services and privacy policies which are available on our websites. Subject to several exemptions, processors of personal data, including ourselves, must register as personal data operators with Roskomnadzor, the Russian regulatory authority for data protection. Roskomnadzor, among its other functions, ensures compliance with the data protection legislation and conducts scheduled and unscheduled audits to ensure such compliance, maintains the registers of personal data operators, infringers of personal data processing requirements and blocked websites, and initiates legal proceedings in case of violations and if required, the imposition of fines or other penalties. The trans-border transfer of personal data is allowed, subject to consent of the individual.

Under Russian law, processors of personal data are obliged to record, systematize, accumulate, store, clarify (update, modify) and retrieve Russian citizens’ personal data using databases located only within Russia (subject to a limited number of exceptions), as well as to provide, upon request, Roskomnadzor with information regarding the location of databases containing the personal data of Russian citizens. A failure to comply with these legal requirements may result in restrictions on our operations, including restricting access to our Buyer Website and including OZON in the special register for infringers of personal data processing requirements, as well as significant fines (up to 6 million or 18 million for repeat violations). Roskomnadzor also conducts scheduled and unscheduled audits to ensure compliance with the personal data legislation and may initiate legal proceedings in case of violations.

Some of the legal restrictions may be subject to broad interpretation. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Russian Civil Code (the “Civil Code”), a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period.

In addition, Russia continues to develop its legal framework, including with respect to data privacy and data protection. See “—The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.” Any uncertainties in the current Russian legislation on data privacy and data protection may be interpreted adversely to us by the Russian regulatory authorities and courts, and we may face liability for collection, processing, storage and transmission of personal data as a result, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Although we believe we are in compliance with these regulations, any change in the regulations or in their interpretation could make it costly, difficult or impossible for us to comply with them and may require us to incur significant efforts and resources.

If we were found in violation of any privacy or data protection laws or regulations, this could lead to legal liability, and our business may be materially and adversely affected, and we may have to change our business practices or potentially our products and services. In addition, such laws and regulations could impose significant costs on us and could make it more difficult for us to use our current technology. If a data breach were to occur, or if a violation of privacy or data protection laws and regulations were to be alleged, our platform may be perceived as less desirable, and our reputation, business, prospects, financial condition and results of operations could be materially and adversely affected.

We may be unable to effectively communicate with our buyers and sellers through email, other messages or social media.

We rely on newsletters in the form of emails and other messaging services in order to promote our platform and inform our buyers of our product offerings and/or the status of their orders, or inform our sellers of any updates on the terms and conditions of the sale of their products on our Marketplace. Changes in how webmail services organize and prioritize emails could reduce the number of buyers and sellers opening our emails. For example, some webmail services offer tools and features that could result in our emails and other messages being shown as “spam” or as lower priority to our consumers, which could reduce the likelihood of consumers opening or responding positively to them. Actions by third parties to block, impose restrictions on, or charge for the delivery of emails and other messages, as well as legal or regulatory changes with respect to “permission-based marketing” or generally limiting our right to send such messages or imposing additional requirements on our ability to conduct email marketing or send other messages, could impair our ability to communicate with our buyers and sellers. If we are unable to send emails or other messages to our buyers and sellers, if such messages are delayed or if buyers and sellers do not receive or decline to open them, we would no longer be able to use this free marketing channel. This could impair our marketing efforts or make them more expensive if we have to increase spending on paid marketing channels to compensate and as a result, our business could be adversely affected.

Additionally, malfunctions of our email and messaging services could result in erroneous messages being sent and buyers and sellers no longer wanting to receive any messages from us. Furthermore, our process of obtaining consent from our buyers to receive newsletters and other messages from us and to allow us to use their data may be insufficient or invalid. As a result, such individuals or third parties may accuse us of sending unsolicited advertisements and other messages, and our use of email and other messaging services could result in claims against us.

Since we also rely on social media to communicate with our buyers, changes to the terms and conditions of relevant providers could limit our ability to communicate through social media. These services may change their algorithms or interfaces without notifying us, which may reduce our visibility. In addition, there could be a decline in the use of such social media by our buyers, in which case we may be required to find other, potentially more expensive, communication channels.

An inability to communicate through emails, other messages or social media could have a material adverse effect on our business, prospects, financial condition and results of operations.

Real or perceived inaccuracies of our internally calculated operating metrics or industry and competitive information provided by third parties may harm our reputation.

Most of our operating metrics included in this prospectus and which we regularly communicate to the market are calculated by us internally. We also provide industry, market and competitive information in this prospectus based on studies and reports of third parties (see “Market and Industry Data”).

There may be inherent challenges in calculating some of these measures, for example, the number of active buyers, active sellers and number of orders. In addition, our measures of calculating operating metrics may differ from estimates published by third parties or from similarly titled metrics used by our competitors or other parties due to differences in methodology. For instance, we calculate GMV in this prospectus as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV is inclusive of value added taxes, net of discounts, returns and cancellations. Other companies may calculate GMV differently, and we have historically calculated and presented to market participants GMV both inclusive and net of value added tax. We believe our calculation of GMV in this prospectus provides investors with a useful tool to understand the value of orders processed through our platform. However, if buyers, sellers or investors do not perceive our operating metrics or information on our competitive position in the market to be accurate, or if we discover material inaccuracies in our operating metrics, our reputation could be materially and adversely affected.

We may use open source code in a manner that could be harmful to our business.

We use open source code, which is subject to licensing, in connection with our technology and services. Original developers of open source code do not provide warranties for the use of their source code. The use of such open source code may ultimately require us to replace certain code used in our platform, pay a royalty to use certain open source code or discontinue certain aspects of our platform. As a result, the use of open source code could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to product liability claims when people or property are harmed or damaged by the products that are sold on our platform.

We are exposed to product liability or food safety claims relating to personal injury or illness, death or environmental or property damage caused by the products that are sold by us or through our Marketplace, and we do not maintain any insurance with respect to such product liability. As the products offered by us or through our Marketplace are manufactured by third parties, we have only limited control over the quality of these products. In addition, we cannot always effectively prevent our sellers from selling harmful or defective products on our

Marketplace, which could cause death, disease or injury to our buyers or damage their property. We may be seen as having facilitated the sale of such products and may be forced to recall such products. Under our Direct Sales model, where we act directly as seller, we may also have to recall harmful products.

Although we require that our sellers only offer products that comply with the existing product safety rules and monitor such compliance, we may not be able to detect, enforce or collect sufficient damages for breaches of such agreements. In addition, any negative publicity resulting from product recalls or the assertion that we sold defective products could damage our brand and reputation. Any material product liability, food safety or other claim could have an adverse effect on our business, prospects, results of operations and financial condition.

We may be subject to material litigation.

We have been involved in litigation relating principally to contract disputes, third-party intellectual property infringement claims, employment and tax-related cases and other matters in the ordinary course of our business. As our business expands, we may face an increasing number of such claims, including those involving high amounts of damages. After we become a publicly listed company with a higher profile, we may face additional exposure to claims and lawsuits inside and outside Russia.

The outcome of any claims, investigations and proceedings is inherently uncertain, and regardless of the outcome, defending against these claims could be both costly and time consuming, and could significantly divert the efforts and resources of our management and other personnel. An adverse determination in any such litigation or proceedings could result in damages as well as legal and other costs, limit our ability to conduct business or require us to change the manner in which we operate, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

We are subject to payments-related risks.

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift cards, direct debit from a buyer’s bank account, consumer invoicing and card and cash payment upon delivery (which has temporarily been suspended in light of the COVID-19 pandemic). We are currently subject to, and may become subject to additional, regulations and compliance requirements (including obligations to implement enhanced authentication processes that could result in significant costs and reduce the ease of use of our payments products). For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs.

We rely on third parties to provide certain payment methods and payment processing services, including the processing of credit cards, debit cards and promotional financing. In each case, it could disrupt our business if these processing services become unwilling or unable to provide these services to us, or if the services are offered on less favorable terms in the future.

We have experienced in the past fraudulent payment activities on our platform, which to date have not been material to us, and may continue to experience these fraudulent activities in the future. Although we have implemented various measures to detect and reduce the occurrence of fraudulent payment activities on our platform, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among our buyers and sellers.

We are also subject to payment card association operating rules, such as PCI DSS, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it costly, difficult or impossible for us to comply. Failure to comply with these rules or requirements, as well as any breach, compromise or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in our being liable for card issuing banks’ costs, subject to fines and higher transaction fees and the loss of the ability to accept credit and debit card payments from our buyers, process electronic funds transfers or facilitate other types of online payments, and our business and results of operations could be adversely affected.

We may be impacted by fraudulent or unlawful activities of sellers, which could have a material adverse effect on our reputation and business and may result in civil or criminal liability.

The law relating to the liability of online service providers is currently unsettled in Russia, and governmental agencies have in the past and could in the future require changes in the way online businesses are conducted. Our standard agreement with the sellers on our Marketplace provides for monthly payments to sellers for the products sold rather than immediate payment after the sale of a product. Our standard form agreement with our sellers provides that we will directly compensate the buyer for the purchase price if a buyer makes a return and the seller must refund us the price of the returned product. These provisions are designed to prevent sellers from collecting payments, fraudulently or otherwise, in the event that a buyer does not receive the products they ordered or when the products received are materially different from the seller’s descriptions, and to prevent sellers on our Marketplace from selling unlawful, counterfeit, pirated, or stolen goods, selling goods in an unlawful or unethical manner, violating the proprietary rights of others or otherwise violating our product requirements. If our sellers circumvent or otherwise fail to comply with these provisions, it could harm our business or damage our reputation, and we could face civil or criminal liability for unlawful activities by our sellers.

If we fail to adequately protect our intellectual property rights, our business, prospects, financial condition and results of operations could be adversely affected.

We rely on registered trademarks and confidentiality agreements to protect our intellectual property rights. However, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or diminish the value of our trademarks and other proprietary rights.

We are not always able to discover or determine the extent of any unauthorized use of our proprietary rights. Actions taken by third parties that license our proprietary rights may materially diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property do not always adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

The Russian legal system and courts do not have a reputation for protecting intellectual property rights as vigorously as jurisdictions such as the United States. Companies operating in Russia thus face a higher risk of intellectual property infringement compared to companies operating in certain other jurisdictions. Furthermore, the validity, application, enforceability and scope of protection of intellectual property rights for many internet-related activities, such as internet commercial methods patents, are uncertain and still evolving, which may make it more difficult for us to protect our intellectual property, and our business, prospects, financial condition and results of operations could be adversely affected.

We may be subject to intellectual property infringement claims brought against us by others, which are costly to defend and could result in significant damage awards.

We rely, to some extent, on third-party intellectual property, such as licenses to use software to operate our business and certain other copyrighted works. Due to the nature of our business operations, we may from time to time be subject to material intellectual property claims connected with violations of the exclusive rights of third parties. We also expect to be exposed to a greater risk of being subject to such claims in light of growing competition in the market and an increasingly litigious business environment in Russia. A number of internet, technology, media and patent-holding companies own or are actively developing patents covering e-commerce and other internet-related technologies, as well as a variety of online business models and methods. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection in certain jurisdictions. As a result, disputes regarding the ownership of technologies and rights associated with e-commerce and other online activities are likely to arise in the future. In addition, we use certain open source code, and the use of open source code is often subject to compliance with certain license terms, which we may inadvertently breach. See “—We may use open source code in a manner that could be harmful to our business.”

Although our employees are instructed to avoid acts that would infringe the intellectual property of others, we cannot be certain that our products, services and brand identifiers do not or will not infringe on valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may incur substantial expenses in responding to and defending against infringement claims, regardless of their veracity. Such diversion of management time and expenses, and the potential liability associated with any lawsuit, may cause significant harm to our business, prospects, financial condition and operations. A successful infringement claim against us could result in significant monetary liability, such as being liable for license fees, royalty payments, lost profits or other damages, or material disruption of our business. Similarly, the owner of the intellectual property may obtain injunctive relief to prevent us from making further use of certain technology, software or brand identifiers. If the amount of such payments is significant or if we are prevented from incorporating certain technology or software into our products or services or using our brand identifiers without hindrance, our business, prospects, financial condition and results of operations could be materially and adversely affected.

We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.

We operate and conduct business across the entirety of Russia, where instances of fraud, money laundering, bribery and corruption have been reported to have taken place. We have policies and procedures designed to assist with compliance with applicable laws and regulations, and upon becoming a public company in the United States, we will be subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising or authorizing, directly or indirectly, anything of value to government officials, political parties or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage.

We maintain internal compliance policies and procedures, but we cannot provide any assurance that these policies and procedures will be strictly followed at all times and that they will effectively detect and prevent all violations of the applicable laws and every instance of fraud, money laundering, bribery and corruption. We also cannot provide any assurance that potential violations of our internal compliance procedures will be uncovered through our procedures or that violations of the applicable anti-bribery or money laundering laws, including the FCPA, will not occur. We have internal audit, security and other procedures in place, which are designed to prevent instances of fraud, money laundering, bribery and corruption. However, despite these controls and procedures, there can be no assurance that through these and other procedures we use we will timely and effectively catch any violations of our internal compliance procedures or any violations of laws, including those related to fraud, money laundering, bribery and corruption. Moreover, we have adopted our internal anti-money laundering and sanctions compliance policies only recently, and there could be no assurance that there were no violations prior to that or that our employees will yet to have sufficient experience to follow such policies properly. We are thus exposed to potential civil or criminal penalties or associated investigations under the relevant applicable laws which may, if not successfully avoided or defended, have an adverse impact on our business, prospects, financial condition or results of operations. Similarly, actual findings or mere allegations of such violations could negatively impact our reputation and limit our future business opportunities, which may cause our reputation, financial condition and results of operations to be materially and adversely affected.

We engage in de minimis activities relating to Crimea, and these activities could potentially impede our ability to raise funding in international capital markets and subject us to liability for noncompliance relating to various trade and economic sanctions laws and regulations.

In response to certain geopolitical tensions, a number of countries, including the United States, EU countries and Canada, imposed a variety of trade and economic sanctions aimed at Russia as well as certain individuals and entities within Russia and Ukraine. In December 2014, the President of the United States issued Executive Order Number 13685, which established a region-specific embargo under U.S. law for the Crimea region. Among other things, this embargo generally prohibits U.S. persons and U.S. companies from engaging in investments in the Crimea region and most import or export trade in goods and services with parties in the Crimea region. Pursuant to Executive Order Number 13685, the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”), designate parties operating in the Crimea region on the OFAC list of Specially Designated Nationals and Blocked Persons (“SDN List”). U.S. persons and U.S. companies are generally prohibited from engaging in most transactions or dealings with parties on the SDN List. Non-U.S. persons and companies may be designated on the SDN List if they engage in significant transactions with persons designated on the SDN List under U.S. sanctions programs with respect to Russia. Although we do not operate on the ground in the Crimea region and have no facilities, assets nor employees located in the region subject to the embargo, third-party services deliver products ordered on our site to buyers located in the region and third-party independent agents operate a limited number of pick-up points in the region, which distribute packages ordered through our websites and mobile apps along with packages ordered though other providers. Since the imposition of embargo, less than one percent of our revenue has been generated from orders delivered to the Crimea region. While we believe that current United States and EU sanctions programs do not preclude us from conducting our current business and do not create a material risk of application of any sanctions to us, new sanctions imposed by the United States and certain EU member states may restrict certain of our operations in the future.

We conduct the customary “know-your-customer” (“KYC”) and onboarding procedures for our sellers and suppliers in accordance with our internal policies. See also “—We are exposed to the risk of inadvertently violating anti-corruption laws, anti-money laundering laws and other similar laws and regulations.” However, we face the risks of receiving incorrect, inaccurate or misleading information in the course of these procedures. If, notwithstanding our onboarding procedures, we transact with a person or entity subject to the U.S., EU or other sanctions, our reputation and results of operations may be materially and adversely affected.

To the extent applicable, existing and new or expanded future sanctions may negatively impact our revenue and profitability, and could impede our ability to effectively manage our legal entities and operations both in and outside of Russia or raise funding from international financial institutions or the international capital markets. Although we take steps to comply with applicable laws and regulations, our failure to successfully comply with applicable sanctions may expose us to negative legal and business consequences, including penalties, government investigations and reputational harm.

We depend upon talented employees, including our senior management and IT specialists, to grow, operate and improve our business, and if we are unable to retain and motivate our personnel and attract new talent, we may not be able to grow effectively.

Our success depends on our continued ability to identify, hire, develop, motivate and retain talented employees. Our ability to execute and manage our operations efficiently is dependent upon contributions from all of our employees. Competition for senior management and key IT personnel is intense, and the pool of qualified candidates is relatively limited. From time to time, some of our key personnel may choose to leave our company for various reasons, including personal career development plans or alternative compensation packages. An inability to retain the services of our key personnel or properly manage the working relationship among our management and employees may expose us to legal or administrative action or adverse publicity, which could adversely affect our reputation, business, prospects, financial condition and results of operations.

Training new employees with no prior relevant experience could be time consuming and requires a significant amount of resources. We may also need to increase the compensation we pay to our employees from time to time in order to retain them. If competition in our industry intensifies, it may be increasingly difficult for us to hire, motivate and retain highly skilled personnel due to significant market demand. If we fail to attract additional highly skilled personnel or retain or motivate our existing personnel, we may be unable to pursue growth, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Employee misconduct is difficult to determine and detect and could harm our reputation and business.

We face a risk that may arise out of our employees’ lack of knowledge or willful, negligent or involuntary violations of laws, rules and regulations or other misconduct. Misconduct by employees could involve, among other things, the improper use or disclosure of confidential information (including trade secrets), embezzlement or fraud, any of which could result in regulatory sanctions or fines imposed on us, as well as cause us serious reputational or financial harm. We have experienced fraudulent misconduct by employees in the past, which to date has not caused any material harm to our business. However, any such further misconduct in the future may result in unknown and unmanaged risks and losses. We have internal audit, security and other procedures in place that are designed to monitor our employees’ conduct. However, despite these controls and procedures there can be no assurance that we will discover employee misconduct in a timely and effective manner, if at all. It is not always possible to guard against employee misconduct and ensure full compliance with our risk management and information policies. The direct and indirect costs of employee misconduct can be substantial, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia relative to that in other jurisdictions is not as mature, and accessibility to many forms of insurance coverage common in other jurisdictions is limited. We currently maintain insurance coverage for our fulfillment centers and service centers but do not maintain insurance coverage for our servers, pick-up points, business interruption risks, product liability or third-party liability in respect of most of environmental damage arising from accidents on our property or relating to our operations. Until we obtain adequate insurance coverage, there is a risk of irrecoverable loss or destruction of certain assets, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our business may be materially adversely affected by the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China, which spread throughout the world, including Russia, Cyprus and the United States, and the highly contagious disease caused by the novel coronavirus was classified as the global pandemic. The COVID-19 pandemic has had a significant impact on the economies of most countries, including Russia, and has led to the closure of borders, restrictions on movement, the suspension of manufacturing and production and the cancellation of mass events. In order to prevent the spread of infection, on March 28, 2020, the Russian Government introduced a number of recommendations and restrictions, including restrictions on the movement of citizens and a limitation on most commercial activities in the country. These restrictions differ in scope across various regions of Russia and are also subject to continuous updating, resulting in both the strengthening and loosening of such restrictions in different regions on a near daily basis. In the second week of June 2020, a gradual loosening of these restrictions in Russia commenced, including in Moscow. As a result of these mobility restrictions imposed by the Russian Government, in March and April 2020, we experienced increased demand for our products and services. In April 2020, we were included in the list of systemically important companies by the special decree of the Russian Government, which will allow us to be considered for special government support during the COVID-19 pandemic. For instance, our operations were not subject to the mobility restrictions imposed on businesses and the general public. We also benefited from a 1% internet acquiring fee limit introduced by the CBR for retailers of certain essential products from April to September 2020. While we benefitted from the 1% internet acquiring fee limit, which has since been terminated, we do not believe that there will be any material impact once this support is no longer provided. However, since the full impact of the COVID-19 outbreak continues to evolve, it is uncertain what effect the pandemic will have on our business in future periods.

The extent to which COVID-19 and the actions taken by governments to limit the spread of COVID-19 may impact our business and the businesses of our sellers and suppliers depends on future developments, which are highly uncertain and cannot be predicted. For example, these events could cause a temporary closure of the facilities we use for our operations, interrupt our fulfillment, delivery or logistics systems, or severely impact consumer behaviors and the operations of our sellers, buyers, suppliers and other users of our products and services. Our operations could also be disrupted if any of our employees or employees of our suppliers or sellers are suspected of contracting COVID-19, as this could require us or our suppliers or sellers to quarantine some or all of these employees and implement disinfection measures to the facilities and premises used for our operations. It is not possible to determine the ultimate impact that the COVID-19 pandemic may have on our business operations and financial results, which is dependent upon numerous factors, including the duration and spread of the pandemic and any resurgence of COVID-19 in Russia or elsewhere, actions taken by governments, domestically and internationally, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in Russia and globally, consumer demand, our ability and the ability of sellers, logistics service providers and other users of our products and services to continue operations in areas affected by the pandemic and our efforts and expenditures to support our buyers, sellers and partners and ensure the safety of our employees. Due to uncertainties that will be dictated by the length of time that the COVID-19 pandemic and related disruptions continue, there can be no assurances that our business will not be adversely impacted going forward.

An increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations.

According to INFOLine, cross-border sales (the sale of products through e-commerce into the domestic market from sellers in other countries) accounted for 29% of the e-commerce market in Russia in 2019, and the domestic market share of e-commerce in Russia increased in 2019, compared to 2018. However, there is no assurance that in the future we will not face increased competition from companies engaged in international e-commerce. If such companies were to substantially increase their market share in Russia, our business and results of operations could be adversely affected.

In addition, in recent years, Russia has imposed a number of measures aimed at supporting the development of domestic e-commerce businesses. For example, in 2019 and 2020, the cost of products being sent to Russia from abroad that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. See “Regulation—Customs Regulation.” This and any other changes aimed at incentivizing buyers to shop on Russian e-commerce platforms appear beneficial for our growing business. However, if such regulations are abolished or the threshold for the cost of goods that may be imported free of customs duty is changed to earlier or higher levels, we may face an increased level of competition from a large number of foreign competitors.

If we were treated as a passive foreign investment company, investors in the ADSs subject to U.S. federal income tax could have material adverse tax consequences.

Special U.S. federal income tax rules apply to U.S. investors owning shares of a passive foreign investment company (“PFIC”). If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder could be subject to certain material adverse tax consequences upon a sale, exchange, or other disposition of the ADSs, or upon certain distributions by us. Based on the current and anticipated profile of our income, assets and operations, we believe that we were not in 2019, and we do not currently expect to become, a PFIC for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, there can be no assurance that we will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status in any taxable year. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to their investment in the ADSs. For a more detailed discussion of PFIC tax consequences, see “Material Tax Considerations—U.S. Federal Income Tax Considerations for U.S. Holders—Passive Foreign Investment Company Considerations.”

Risks Relating to Russia

Investing in securities of issuers in emerging markets, such as Russia, generally involves a higher degree of risk than investments in securities of issuers from more developed countries and carries risks that are not typically associated with investing in more mature markets.

Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic, tax and political risks. Investors in emerging markets should be aware that these markets are subject to greater risk and should note that emerging economies such as the economy of Russia are subject to rapid change and that the information set out herein may become outdated relatively quickly.

The Russian economy was adversely affected by the global financial and economic crisis and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, the disruptions in the global financial markets have had a severe impact on the liquidity of Russian entities, the availability of credit and the terms and cost of domestic and external funding for Russian entities. This could adversely influence the level of buyer demand for various products and services, including those sold or provided by and through us. As has happened in the past, financial events such as significant depreciation of the ruble, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the crisis in Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Russia and adversely affect the Russian economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments, as well as adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices could slow or disrupt the Russian economy and adversely affect our business, prospects, financial condition and results of operations. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved. Potential investors are urged to consult with their own legal and financial advisers before making an investment in the ADSs.

Economic instability in Russia could adversely affect our business.

Our primary operation market is Russia. As a result, our business and results of operations are dependent on the economic conditions in Russia. Over the last two decades, the Russian economy has experienced or continues to experience at various times:

•	significant volatility in its GDP;

•	the impact of international sanctions;

•	high levels of inflation;

•	increases in, or high, interest rates;

•	sudden price declines in oil and other natural resources;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	budget deficits;

•	the continued operation of loss-making enterprises due to the lack of effective bankruptcy proceedings;

•	capital flight; and

•	significant increases in poverty rates, unemployment and underemployment.

The Russian economy has been subject to abrupt downturns in the past. Furthermore, following the imposition of economic sanctions by the United States and the EU and the decline of oil prices, in 2015, Russia’s GDP declined by 2.0% in real terms. In 2019, 2018 and 2017, Russia’s GDP grew by 1.3%, 2.5% and 1.8% in real terms, respectively, according to INFOLine. However, there is a risk that Russia’s recent growth or expected growth in the future will not continue or be achieved due to generally unfavorable economic conditions or geopolitical factors, and this consequently may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, the recent outbreak of COVID-19 across the world has and could continue to adversely affect business activity and trade, resulting in an overall deterioration of spending power and general willingness to spend in the Russian economy and thus, a decreased demand for our products and services. See “—Our business may be materially adversely affected by the COVID-19 pandemic.” There can be no guarantee that, despite any national or international responses to COVID-19 or any other diseases, such outbreaks would not cause material and sustained disruptions to global and domestic economic activity and our business. Any deterioration in the general economic conditions in Russia (whether or not as a result of the events mentioned above) could have a material adverse effect on the Russian economy and our business, prospects, financial condition and results of operations.

The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.

As e-commerce and the internet continue to develop on a global scale and, in particular, in Russia, new laws and regulations relating to the use of the internet in general and the e-commerce sector in particular may be adopted. These laws and regulations may further govern the collection, use and protection of data, buyer protection, online payments, pricing, anti-bribery, tax, website contents and other aspects relevant to our business. The adoption or modification of laws or regulations relating to our operations could adversely affect our business by increasing compliance costs, including as a result of confidentiality or security breaches in case of non-compliance and administrative burdens. We must comply with applicable regulations in Russia, and any non-compliance could lead to fines and other sanctions imposed by the Russian government authorities.

Over the recent years, a number of legislative initiatives related to the internet were submitted to the Russian State Duma, the lower house of the Russian Parliament, and a few of them were further signed into laws. For example, in December 2018, a draft law aimed at ensuring the safe and sustainable functioning of the internet in Russia was submitted for consideration to the Russian State Duma and, in April 2019, the draft law was adopted. The law requires Russian telecommunications operators to install new equipment to ensure that the Russian internet functions autonomously in case the global internet is not operating in Russia, and introduces the notion of the Russian national domain zone. It is currently unclear how this law might affect our operations, and there can be no assurances that this may not negatively affect our business or operations. Furthermore, we may not timely and effectively scale and adapt our existing technology and network infrastructure to ensure our websites are accessible within an acceptable load time, which may adversely affect our business.

In addition, a number of legislative initiatives, including a draft law regulating big data, are reportedly under consideration. If any such initiatives applicable to the use of the internet and the e-commerce sector are adopted, we may be required to comply with the new requirements, and such compliance may require us to introduce further security protection measures or make further costly investments in our IT infrastructure, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.

The United States, the European Union and certain other countries have imposed economic sanctions on certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial state-owned institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. In 2019 and 2020, these sanctions were prolonged and extended. Political and economic sanctions may impede our ability to effectively manage our legal entities and operations in and outside of Russia. Although neither our parent company nor our principal operating subsidiary or other subsidiaries are targets of U.S. or EU sanctions, our business has been adversely affected from time to time by the impact of sanctions on the broader economy in Russia.

Since March 2019, several Russian book publishers, including Litres Holding Limited (“Litres”), in which we hold a 42.27% interest, and our former controlling shareholder, have been subject to sanctions imposed by Ukraine, which have blocked Ukrainian users from accessing our services and websites and those of Litres.

In January 2018, pursuant to the Countering America’s Adversaries through Sanctions Act of 2017, the U.S. administration presented the U.S. Congress with a report on senior Russian political figures, “oligarchs” and “parastatal” entities. The list included the 96 wealthiest Russian businessmen, including Mr. Vladimir Evtushenkov, who beneficially owns more than 59% in Sistema, one of our principal shareholders. Although we are not aware of any intention on the part of the U.S. government to impose sanctions on Mr. Evtushenkov, if he were to become a target of sanctions, it could have a material adverse effect on our ability to access financing in the U.S. debt and equity markets.

The U.S. Congress is considering several bills to expand sanctions against Russia, Russian companies and individuals, including:

•	new sanctions on Russian officials and wealthy individuals;

•	blocking sanctions against Russian state-owned financial institutions;

•	sanctions against Russian energy sectors and export pipelines for Russian oil and gas; and

•	restrictions on Russian sovereign debt and debt of Russian state-owned companies.

New tensions in relations between Russia and U.S., including as result of new allegations of interference in the U.S. Presidential elections, could result in adoption and implementation of these and other new sanctions, which could have a material adverse effect on the Russian economy and on our business, financial condition and results of operations.

Political risks could adversely affect the value of investments in Russia.

The Russian economy has often been impacted by actions taken by governments outside of Russia and by political risk within Russia, including the economic sanctions imposed by the United States and the EU. See “—The adoption, maintenance and expansion of international embargo, economic or other sanctions against Russia may have a material adverse effect on our business, financial condition and results of operations.” Moreover, in December 2011 and in 2012, there were public protests alleging voting irregularities in federal parliamentary and presidential elections and demanding political reform. In 2018, there were public protests against the increase of the retirement age. In January 2020, a series of political reforms were proposed purporting to reallocate powers and responsibilities among the Russian governmental authorities, including those of the Russian Parliament and the Government. In addition, further amendments were proposed in March 2020, under which the previous and current Presidents of Russia are allowed to participate in presidential elections for two additional terms following the amendment of the Constitution. In July 2020, following a public vote, the changes to the Russian Constitution necessary to implement proposed political reforms were enacted, however, further reforms would have to be administered and other laws would be necessary for the political decisions to become effective. The implementation of such political steps and actions could take time, and eventually the political and constitutional structure of Russia may change, subject to the completion of the relevant implementation procedures.

In the past, Russian authorities have prosecuted some Russian companies, their executive officers and their shareholders on tax evasion, fraud and related charges. In some cases, the result of these prosecutions has been the prolonged prison detention or imposition of prison sentences for individuals and significant fines or claims for unpaid taxes. Any similar actions by governmental authorities could lead to further negative impact on investor confidence in Russia’s business and legal environment. The risks associated with these events or potential events could materially and adversely affect the investment environment and overall consumer and entrepreneurial confidence in Russia, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Inflation in Russia may increase our costs and exert downward pressure on our operating margins.

The Russian economy has experienced high levels of inflation since the early 1990s. The consumer price index, which is a key measure representing inflation in Russia, grew year-on-year by 4.5% in 2019, 2.9% in 2018 and 3.7% in 2017, according to INFOLine, and there can be no assurance that it will not increase in the future. We tend to experience inflation-driven increases in some of the costs of our operations, such as salaries that are linked to, or impacted by, the general price level in Russia. In the event that we experience cost increases resulting from inflation, our operating margins may decrease if we are unable to pass these increases on to our buyers. In such circumstances, our business, prospects, financial condition and results of operations could be materially adversely affected.

Potential political or social conflicts could create an uncertain operating environment that could hinder our ability to plan for the long-term.

Russia is a federation of sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts, some of which have the right to manage their internal affairs pursuant to agreements with the federal government and in accordance with applicable laws. The decentralization of authority and jurisdiction among the Russian constituent entities and the federal government is, in some instances, unclear. In practice, the division of authority and uncertainty could hinder our long-term planning efforts and may create uncertainties in our operating environment, which may prevent us from effectively carrying out our business strategy.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, acts of terrorism and military conflict. If existing conflicts, tensions or terrorist activities, or threats thereof, remain unresolved, or new disturbances or hostilities arise, this could have significant political and economic consequences, and we may be unable to access capital, or access capital on terms reasonably acceptable to us, and the use of and access to our products and services in particular areas may be impacted, which may have a material adverse effect on our business, prospects, financial condition and results of operations.

Crime and corruption could disrupt our ability to conduct our business and thus materially adversely affect our operations.

Organized criminal activity in Russia has reportedly increased significantly since the dissolution of the Soviet Union in 1991, particularly in large metropolitan centers. In addition, the Russian and international press have reported high levels of official corruption in Russia, including the bribery of officials for the purpose of initiating investigations by state agencies, obtaining licenses or other permissions or in order to obtain the right to supply products or services to state agencies. Press reports have also described instances in which state officials have engaged in selective investigations and prosecutions to further interests of the state and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish slanted articles in return for payment. The proliferation of organized or other crime, corruption and other illegal activities that disrupt our ability to conduct its business effectively or any claims that we have been involved in corruption, or illegal activities (even if false) that generate negative publicity could have a material adverse effect on our business, prospects, financial condition and results of operations.

The ongoing development of the Russian legal system and Russian legislation creates an uncertain environment for investment and for business activity.

Russia continues to develop its legal framework in accordance with international standards and the requirements of a market economy. Since 1991, new Russian domestic legislation has been put into place. Currently, this system includes the Constitution of the Russian Federation of 1993, the Civil Code and other federal laws, decrees, orders and regulations issued by the President, the Russian Government and federal ministries, which can be complemented by regional and local rules and regulations, adopted in certain spheres of regulation. Several fundamental Russian laws have only recently become effective and many are still evolving. Consequently, certain areas of judicial practice are not yet fully settled and are therefore sometimes difficult to predict.

The current regulatory environment of Russia may result in inconsistent interpretations, applications and enforcement of the law. Among the possible risks of the current Russian legal system are:

•

inconsistencies among: (i) federal laws, (ii) decrees, orders and regulations issued by the President, the Russian Government, federal ministries and regulatory authorities and (iii) regional and local laws, rules and regulations;

•	limited judicial and administrative guidance on interpreting Russian legislation;

•	the relative inexperience of judges, courts and arbitration tribunals in interpreting new principles of Russian legislation, particularly business and corporate law;

•	substantial gaps in the regulatory structure due to the delay or absence of implementing legislation; and

•	a high degree of unchecked discretion on the part of governmental and regulatory authorities.

There are also legal uncertainties relating to property rights in Russia. During Russia’s transformation to a market economy, the Russian Government has enacted legislation to protect property against expropriation and nationalization, and, if property is expropriated or nationalized, legislation provides for fair compensation. There is, however, no assurance that such protections would be enforced.

Notwithstanding recent reforms of the Russian court system, the continued evolution of the Russian legal system could affect our ability to enforce our contractual rights or to defend ourselves against legal action, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Findings of failure to comply with existing laws or regulations, unlawful, arbitrary or selective government action or increased governmental regulation could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our operations are subject to regulation by various government entities and agencies at both the federal and regional levels. Russian regulatory authorities often exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses and permits and in monitoring licensees’ compliance with license terms, which may lead to inconsistencies in enforcement. Russian authorities have the right to, and frequently do, conduct periodic inspections of operations and properties of Russian companies throughout the year. Any such future inspections may conclude that we have violated applicable laws, decrees or regulations. In addition, we are subject to the Russian consumer protection legislation (see “Regulation—Consumer Protection and Commerce Regulation”) and may face potential claims of our buyers under these rules. Findings that we failed to comply with existing laws, regulations or directions resulting from government inspections may result in the imposition of fines, penalties or more severe sanctions, including the suspension, amendment or termination of our licenses or permits or in requirements that we suspend or cease certain business activities, or in criminal and administrative penalties being imposed on our officers, any of which would have a material adverse effect on our reputation, business, prospects, results of operations and financial condition.

In addition, the Russian tax authorities have been reported to have aggressively brought tax evasion claims relating to Russian companies’ use of tax-optimization schemes, and press reports have speculated that these enforcement actions have been selective. Selective or arbitrary government action could be directed at us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

If existing limitations on foreign ownership were to be extended to our business, or if new limitations were to be adopted, it could materially adversely affect our business and prospects.

Russian law restricts foreign (non-Russian) ownership or control of companies involved in certain important activities in Russia. Currently, e-commerce technology, the internet and online advertising are not industries specifically covered by this legislation, but proposals have from time to time been considered by the Russian Government and the Russian Parliament, which, if adopted, would impose foreign ownership or control restrictions on certain large technology or internet companies. A draft law which was proposed in mid-2019, for example, was aimed at restricting foreign ownership of “significant” internet companies. A number of parties, including representatives of the Russian Government, identified concerns with the draft law, and the proposal was withdrawn in November 2019. If any similar legislation imposing limitations on e-commerce businesses were to be adopted and were applicable to us, it could have a material adverse effect on our business and prospects.

Participant liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Our principal operating subsidiary, Internet Solutions LLC, is a limited liability company organized in Russia. Russian law generally provides that participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This rule does not apply, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo), and the legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary or provides consent to the relevant transactions entered into by the subsidiary; and

•	the right of the effective parent to give binding instructions is based on its share in the subsidiary’s capital, or is set out in a contract between such entities or stems from other circumstances.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other participants of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

The Russian banking system remains underdeveloped, the number of creditworthy banks in Russia is limited and another banking crisis could place severe liquidity constraints on our business.

Instability in the Russian banking sector may also adversely affect the Russian general economy. An increase in the level of underperforming loans generally weakens the level of capital for banks, which, in turn, may lead them to shrink their loan portfolios and cause debt funding to become less available for businesses outside the financial sector. Several major Russian banks, such as Trust Bank, PJSC Otkritie Financial Corporation, PJSC B&N Bank and JSCB Moscow Industrial Bank PC, were recently subject of a government bailout. Risk management, corporate governance and transparency and disclosure practices of Russian banks often remain below international best practices.

Bankruptcy, revocation of banking licenses, failure to meet financial soundness requirements, the impact of the U.S. and EU sanctions resulting from the Ukrainian crisis or the impact of other material adverse developments on any of such banks could lead to forfeiture of, or delays in accessing, our cash reserves or withdrawal/transactional limits or restrictions being imposed on our business, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Russian securities law may require us to list our securities on a stock exchange in Russia, which could impose additional administrative burdens on us and decrease the liquidity of trading in our shares on Nasdaq.

Russian companies that list their securities on an exchange outside of Russia are required by law to first list their securities concurrently on a licensed Russian stock exchange and to offer their securities in Russia. We are not covered by such requirement as we are incorporated outside Russia. The Russian securities regulator, the Central Bank of Russia, has at various times officially emphasized that foreign issuers with substantial assets in Russia should undertake concurrent listings in Russia and has proposed to change the securities regulations with the view to making such requirement mandatory. As a result, we can provide no assurances that we will not be subject to pressure or a future obligation to list our shares in Russia, which may impose additional administrative burdens on us and may result in a reduction of the liquidity of trading in our shares on Nasdaq.

Regulatory authorities in Russia could determine that we hold a dominant position in our markets, which would result in limitations on our operational flexibility and may adversely affect our business, financial condition and results of operations.

The Russian Law on Protection of Competition, dated July 26, 2006 (as amended, the “Competition Law”), generally prohibits any concerted action or agreement between competitors or coordination of business activities of competitors that results or may result in the fixing or maintenance of prices and various other types of anti-competitive behaviors. There is no uniform court practice on what concerted actions or coordination of business activity are, and the regulator and courts have interpreted these concepts inconsistently. As a result, there is significant uncertainty as to what actions would be viewed as a violation of the Competition Law. In a number of court cases, Russian courts have found concerted actions where competitors acted in a similar way within the same period of time, although, arguably, there have been legitimate economic reasons for such behavior and the behavior was not aimed at restriction of competition. Therefore, there is a risk that we may be found in violation of the Competition Law if our market behavior vis-à-vis our sellers or buyers is viewed as being similar to behavior of our competitors and perceived by the Federal Antimonopoly Service (the “FAS”) as a purported restriction of competition. See “Regulation—Antimonopoly Regulation.”

The Competition Law also prohibits any form of unfair competition, including, among other things, through defamation or otherwise. Such broad interpretations of the Competition Law may result in the imposition of behavioral limitations on our activities by the FAS, may limit our operational flexibility and may result in civil liability, administrative liability for us and our management and even criminal liability for our management.

Although to date we have only received what we consider to be routine inquiries from the FAS, we have not engaged with the FAS to define our market position. At some point in the future, the FAS may conclude that we hold a dominant position in one or more of our markets in Russia. If the FAS were to do so, this could result in heightened scrutiny for review and possible limitations on our future acquisitions and the FAS may demand that we obtain clearance from them prior to contractually agreeing to make any substantial changes to our standard agreements with sellers and agents. Further, under certain circumstances, we may be deemed to be abusing a dominant market position simply by refusing to conclude a contract with certain third parties. Any abuse of a dominant market position could lead to administrative penalties and the imposition of fines calculated by reference to our revenue.

In addition, some legislative initiatives under discussion may be applicable to us as an e-commerce business. For example, the draft law known as the “5th Antimonopoly Pack,” if adopted as currently drafted, may apply to us, and we may potentially fall under the new rules of determination of dominant position in respect of digital platforms and may be subject to an enhanced level of scrutiny by the FAS towards our business in Russia. See “Regulation—Antimonopoly Regulation.”

We believe that our operations are in compliance with Russian antimonopoly regulations. However, investigations that may be conducted by the FAS in the future, into our operations or transactions, and the imposition of related penalties, sanctions or conditions on us, could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue.

Russian law prohibits advertising of certain products, such as uncertified products or tobacco products, and heavily regulates advertising of certain other products and services, such as alcohol, pharmaceuticals and children food. Advertisements for certain products and services, such as financial services, as well as advertisements aimed at minors and some others, must comply with specific rules and must in certain cases contain particular disclaimers.

Further amendments to advertising regulations may impact our ability to provide some of our services or limit the type of advertising services we may offer. The application of these laws to parties that merely facilitate or distribute advertisements (as opposed to marketing or selling the relevant product or service), however, can be unclear. Pursuant to our terms of service, we require that our advertisers have all required licenses or authorizations. If parties engaging our advertising services do not comply with these requirements, and these laws were to be interpreted to apply to us, or if our ad serving system failed to include necessary disclaimers, we may be exposed to administrative fines or other sanctions and may have to limit the types of advertisers we serve.

The regulatory framework in Russia governing the use of behavioral targeting in online advertising is unclear. If new legislation were to be adopted or the current legislation were to be interpreted to restrict the use of behavioral targeting in online advertising, our ability to enhance the targeting of our advertising could be significantly limited, which could impact the relevance of the advertisements distributed by us, reduce the number of parties engaging our services and ultimately decrease our advertising revenue, which would have a material adverse effect on our business, financial condition and results of operations.

One or more of our subsidiaries may be forced into liquidation due to formal non-compliance with certain requirements of Russian law, which could have a material adverse effect on our business, financial condition and results of operations.

Certain provisions of Russian law may allow a court to order liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements in connection with its formation or reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for liquidation of a legal entity. For example, in Russian corporate law, negative net assets calculated on the basis of the Russian Accounting Standards as of the end of the financial year following the second or any subsequent financial year of a company’s operation can serve as a basis for a court to order the liquidation of the company, upon a claim by governmental authorities (if no decision is taken to liquidate the company). Many Russian companies have negative net assets due to very low historical asset values reflected on their Russian balance sheets. However, their solvency (i.e., their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. In addition, according to Russian court practice, formal non-compliance with certain requirements that may be remediated by a non-compliant legal entity should not itself serve as a basis for liquidation of such legal entity.

Although Internet Solutions LLC, our key operating subsidiary, had negative net assets as of December 31, 2019, the relevant legislative requirement is not applicable in 2020, and, as a result, we believe that neither we nor Internet Solutions LLC or any of our other subsidiaries should be subject to liquidation on such grounds, and, as far as we are aware, none of the possible violations has caused any damage to anyone or has had any other negative consequences. However, weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If involuntary liquidation were to occur, then we may be forced to reorganize the operations we currently conduct through the affected subsidiaries. Any such liquidation could lead to additional costs, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to Our Organizational Structure

The rights of our shareholders are governed by Cyprus law and our articles of association and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, existing holders of shares in Cypriot public companies are entitled as a matter of law to pre-emptive rights on the issue of new shares in that company (if shares are issued for cash consideration). The pre-emptive rights, however, may be disapplied by our shareholders at a general meeting for a period of five years.

In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S., including that our shareholders are able to convene an extraordinary general meeting and vote upon the matters which by law are reserved to the shareholders or are provided in the articles of association. As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws, and our board of directors may find it more difficult to approve certain actions.

Under Cyprus law, generally the company, rather than its shareholders, is the proper claimant in an action in respect of wrongdoing done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (an action in respect of and on behalf of the company) against the wrongdoers, which may include include a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders (including the complainant), the ultra vires and illegal use of control in decision-making by the board of directors or a shareholder majority, violation of the voting procedures of the company that require a special majority, violation of personal rights of a shareholder under the company’s constitution and/or the applicable law, and fraud on the minority by the controlling majority. Remedies commonly sought by a derivative action include, among other things, the cancellation of the illegal or ultra vires acts or decisions taken by the company, damages for breach of duties by the directors owed to the company or negligence by the company’s officers or breaches of the company’s constitutional documents and/or applicable law, and tracing and recovery of property misappropriated by the persons in control of the company’s management or third parties. In certain circumstances, such as when fraud on the minority is alleged, the derivative action will be based on the principles of equity; therefore, the court will need to be satisfied that the claimant has come to court with “clean hands” (without fault), and that the action has been bona fide filed and serves the company’s interests, that there is no alternative means to remedy the wrongdoing. As such, the above would need to be met in order for the court to allow the action to proceed and determine which remedy, if any, is more appropriate to be granted, depending on the individual circumstances of each case.

In addition to a derivative action, where there is a complaint that the company’s affairs are being conducted in an oppressive manner to some of the company’s shareholders, a complainant may file a petition to the Cypriot court pursuant to section 202 of the Companies Law, Cap. 113. Commonly sought orders in such a case include an order to regulate how the company’s affairs are run in the future, an order for the purchase of the shares of any members by other members or by the company (and in the latter case, out of a reduction of the company’s capital), and an order for the winding-up of the company on the ground that it is just and equitable.

As a holder of the ADSs, you may not be able to exercise pre-emptive rights in relation to future issuances of ordinary shares.

To raise funding in the future, we may issue additional ordinary shares, including ordinary shares represented by ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied by our shareholders at a general meeting for a specific period). You may not be able to exercise pre-emptive rights for ordinary shares where there is an issue of shares for non-cash consideration or where pre-emptive rights are disapplied. You may also not be able to exercise pre-emption rights directly (but possibly only by instructing the depositary as the registered holder of shares) as only holders of shares and not of ADSs have such rights in Cyprus. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurances that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ordinary shares to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ordinary shares to rely on it. Accordingly, you may not be able to exercise pre-emptive rights on future issuances of ordinary shares, and, as a result, your percentage ownership interest in us would be diluted. As our shareholders authorized the disapplication of pre-emptive rights for a period of five years from the date of the consummation of this offering, any issuances of shares after the five-year period will be subject to pre-emptive rights unless those rights are additionally disapplied. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so through a rights offering in the United States.

Because of their significant voting power and special rights granted to Class A shares, our principal shareholders will be able to exert control over us and our significant corporate decisions.

Immediately prior to this offering, our principal shareholders, Sistema and the Baring Vostok Private Equity Funds, beneficially owned, directly or through their investment vehicles, 45.9% and 45.9%, respectively, of our issued and outstanding ordinary shares. See “Principal Shareholders.” Upon the completion of this offering, the shares owned by these principal shareholders will amount to             % and             %, respectively, of the voting power of our outstanding capital stock (or             % and             %, respectively, if the underwriters exercise their option to purchase additional ADSs in full).

Each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares. Each Class A share is convertible into one ordinary share at any time by its holder, while ordinary shares are not convertible into Class A shares under any circumstances. Upon any transfer of a Class A share by a holder to any person that is not an affiliate or otherwise under control of such holder, such Class A share will be automatically converted into one ordinary share.

As a result, our principal shareholders may have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. The interests of our principal shareholders might not coincide with the interests of the other holders of the ADSs or our ordinary shares. This concentration of ownership may harm the value of the ADSs by, among other things:

•	delaying, deferring or preventing a change in control of us;

•	impeding a merger, consolidation, takeover or other business combination involving us; or

•	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

Furthermore, from time to time the press and non-traditional media may speculate about a wide variety of matters relating to the Group, including our principal shareholders. For example, in February 2019, Russian investigative authorities initiated a case against a number of senior employees of Baring Vostok Capital Partners Group Limited, relating to the performance of their respective roles as directors for another portfolio company of private equity funds advised by Baring Vostok Capital Partners Group Limited and resulting in their pre-trial detention, which continues as of the date hereof. The accusations have been strongly denied. None of these individuals has been engaged in our day-to-day operations by participating in the operational decision making process or otherwise, and their ongoing detention has not affected and is not expected to affect our business and operations, but these events, as well as any future actions or claims involving either of our principal shareholders or their investments, which are extensive and varied, may generate adverse press coverage with respect to our business. Any reports in the media and other public statements regarding the activities of our principal shareholders, irrespective of whether such statements have any basis in fact, may adversely affect our reputation and business.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their shareholders are Cypriot tax residents or in case of individuals, also Cyprus domiciled. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the Company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our business, prospects, financial condition and results of operations if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax residents in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Risks Relating to Russian Taxation

Changes in Russian tax law could adversely affect our Russian operations.

Generally, Russian taxes that we are subject to include, among others, corporate income tax, value added tax, property tax and employment-related social security contributions. We are also subject to duties and liabilities of a tax agent in terms of withholding taxes with respect to some of our counterparties. Although the Russian tax climate and the quality of tax legislation have generally improved with the introduction of the Russian Tax Code, the possibility exists that Russia may impose arbitrary and/or onerous taxes and penalties in the future. Russia’s tax collection system increases the likelihood of such events, and this could adversely affect our business.

Russian tax laws are subject to frequent change and some of the sections of the Russian Tax Code are comparatively new and continue to be redrafted. Since 2014, several important new rules have been introduced into the Russian Tax Code as a part of the Russian Government’s policy focused on curtailing Russian businesses from using foreign companies mostly or only for tax reasons. These rules impose significant limitations on tax planning and aiming at allowing the Russian tax authorities to tax foreign income attributable to Russian businesses (known as “de-offshorization measures”). These new rules include, in particular, (i) rules governing the taxation of “controlled foreign companies” (“CFC rules”) (without limitation of jurisdictions to which this definition applies and which residents may fall under the regime); (ii) rules determining the tax residence status of non-Russian legal entities based on place of effective management (tax residence rules); (iii) rules defining the “beneficial ownership” (actual recipient of income) concept for application of double tax treaties and (iv) taxation of capital gains derived from the sale of shares in “real estate rich” companies (with the value of assets deriving, directly or indirectly, from real estate located in Russia by more than 50%), all in effect since January 1, 2015; and (v) codified general anti-abuse rules (these are based on the judicial concept of “unjustified tax benefit,” and provide a few tests to support tax reduction or tax base deduction, including the “main purpose test”), in effect since August 18, 2017.

Starting from January 1, 2019, standard VAT rate rose from 18% to 20%, and the VAT rate applied to e-services rendered by foreign providers increased from 15.25% to 16.67%. In addition, VAT on e-services rendered by foreign suppliers and deemed supplied in Russia will have to be accounted for and paid by the foreign e-service providers.

Starting from January 1, 2021, income exceeding 5 million per annum will be subject to personal income tax at a rate of 15% rather than the current 13%.

These changing conditions create tax risks in Russia that are more significant than those typically found in jurisdictions with more developed tax systems; they have significant effect on us, complicate our tax planning and related business decisions and may expose us to additional tax and administrative risks, as well as extra costs that are necessary to secure compliance with these new rules. In addition, there can be no assurance that the current tax rates will not be increased and that new taxes will not be introduced.

The interpretation and application of the Russian Tax Code generally and, in particular, the new rules, have often been unclear or unstable. Differing interpretations may exist both among and within government bodies at the federal, regional and local levels; in some instances, the Russian tax authorities take positions contrary to those set out in clarification letters issued by the Ministry of Finance in response to specific taxpayers’ queries and apply new interpretations of tax laws retroactively. This increases the number of existing uncertainties and leads to inconsistent enforcement of the tax laws in practice. Furthermore, over recent years, the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits of taxpayers. Taxpayers often have to resort to court proceedings to defend their position against the Russian tax authorities. In the absence of binding precedent or consistent court practice, rulings on tax matters by different courts regarding the same or similar circumstances may be inconsistent or contradictory. In practice, courts may deviate from the interpretations issued by the Russian tax authorities or the Ministry of Finance in a way that is unfavorable for the taxpayer.

The Russian tax system is, therefore, impeded by the fact that, at times, it continues to be characterized by inconsistent judgment of the local tax authorities and the failure of the Russian tax authorities to address many of the existing problems. It is, therefore, possible that our transactions and activities that have not been challenged in the past may be challenged in the future, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

Changes to Russia-Cyprus double tax treaty could increase our tax burden.

In 2020, the Russian President announced significant changes to Russian tax laws, and the Russian Government was directed to revise Russian double tax treaties which are often used for tax planning so as to increase withholding tax rates up to 15% for Russian-sourced dividend and interest income or, if negotiations are unsuccessful, to terminate them. Consequently, the Russian Ministry of Finance initiated negotiations with the competent authorities of Cyprus and certain other jurisdictions.

In accordance to the latest statements of the Russian and Cypriot Ministries of Finance with respect to the negotiations over the Protocol to the double tax treaty, new tax rates of 15% will be applied to both dividend and interest income starting from January 1, 2021. Reduced tax rates will be presumably available to a very limited list of investors and instruments. Pursuant to the publicly available information, public companies which hold directly more than 15% in Russian companies paying dividends may be subject to reduced tax rates under the double tax treaty. Availability of any reduced tax rates will depend on the provisions included in the amended Russia-Cyprus double tax treaty and is subject to its adoption, ratification and implementation.

The amendments to the Russia-Cyprus double tax treaty or its renunciation by Russia may adversely affect the taxation of dividend distributions from our Russian subsidiaries and, consequently, our business and financial condition.

Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents.

The Russian Tax Code provides for extended taxation and related tax obligations for foreign legal entities that carry on commercial activities in Russia in such a manner that they create either a permanent establishment or result in migration of a tax residence due to place of management and control being in Russia (in the first case, the foreign legal entity is subject to Russian corporate income tax with regard to income derived from activities conducted through the permanent establishment; in the second case, the Russian corporate income tax applies to the worldwide income of the foreign legal entity tax residence of which is migrated to Russia; in addition, in both cases, other taxes may apply depending on the circumstances).

Although tax residence rules for legal entities as defined in the Russian Tax Code are broadly similar to the respective concepts known in the international context, including those developed by the Organization for Economic Co-operation and Development (the “OECD”) for tax treaty purposes, they have not yet been sufficiently tested in the Russian administrative and court practice since they have been in effect only from January 1, 2015. Thus, the Russian tax authorities may claim our Cypriot entities as being managed from Russia and, consequently, being Russian resident for tax purposes.

The permanent establishment concept has been in effect for a while, but several key elements of this concept, for example, the allocation of income and expenses to a permanent establishment, still lack sufficient application guidelines.

Whilst we do not believe that our Cypriot entities will be treated as having a tax residence or a permanent establishment in Russia, we cannot assure that Russian tax authorities will not attempt to claim our Cypriot entities as having permanent establishment or Russian tax residence. If any of these occurs, additional Russian taxes, as well as related penalties, may be imposed on us and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Our Russian entities are subject to tax audits by the Russian tax authorities, which may result in additional tax liabilities.

Generally, tax returns, together with related documentation, are subject to audit by the tax authorities, which are authorized by Russian law to impose severe fines and penalties. As a rule, the tax authorities may audit tax periods within three years immediately preceding the year when the tax audit is initiated. Tax audits may be repeated (within the same general three-year limit) in a few specifically defined circumstances, such as the taxpayer’s reorganization or liquidation, or upon the re-filing of a tax return (amended to decrease the tax payable), or if a tax audit is conducted by a higher-level tax authority as a measure of control over the activities of a lower-level tax authority. Therefore, previous tax audits may not preclude subsequent tax claims relating to the audited period.

The Russian Tax Code provides for a three-year statute of limitations for imposition of tax penalties. The statute of limitation extends however if the taxpayer obstructed the performance of the tax audit (such that it created an insurmountable obstacle for the performance and completion of the tax audit). However, the terms “obstructed” and “insurmountable obstacles” are not specifically defined in the Russian law; therefore, the tax authorities may interpret these terms broadly, effectively linking any difficulty experienced by them in the course of the tax audit with obstruction by the taxpayer and use that as a basis to seek additional tax adjustments and penalties beyond the three-year limitation term. As a result, the statute of limitations is not entirely effective.

Tax audits may result in additional costs if the tax authorities conclude that we did not satisfy our tax obligations in any given tax period. Such audits may also impose additional burdens on us by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

We may be subject to additional personal income tax and social security contributions liabilities in connection with Russian rules regarding professional income tax, which remain untested, if reclassification of business relations into labor relations takes place.

A number of our counterparties are individuals registered as individual entrepreneurs. Individual entrepreneurs pay personal income tax and social insurance contributions themselves, hence our Russian entities are not obliged to withhold personal income tax and pay social contributions on any remuneration due to individual entrepreneurs for their services. There is, however, a risk that the Russian tax authorities may reclassify relationships with some of individual entrepreneurs into labor relationships, if such individuals are regularly and predominantly working for the benefit of our Russian entities.

Additionally, a special tax regime for taxation of professional income was established recently, which allows individuals to register under a simplified “self-employed” regime. This special tax regime provides for taxation of individuals who sell goods, perform work or provide services without having any labor relationships and working as freelancers, for example, taxi drivers, IT specialists, translators, tutors and couriers. Annual income of a “self-employed” person cannot exceed 2.4 million for this special regime to apply. Individuals who obtained self-employed status are exempt from personal income tax and obligatory social insurance contributions; instead, self-employed individuals pay 4% or 6% tax through a mobile application on any receipt of income.

One of our Russian operating subsidiaries has business relations with some individuals who are registered as self-employed (for example, couriers that help with our fulfillment and logistics). Such individuals are not members of our staff, and we are not obliged to pay or withhold any taxes or contributions when making payments to them based on the current legislation.

However, provisions regulating “self-employed” special regime are untested by the Russian administrative and court practice due to insufficient period of implementation. Moreover, relationships with both “self-employed” individuals and individual entrepreneurs could be requalified by the Russian tax authorities into regular labor relationships by the tax authorities, which may result in assessment of additional taxes and penalties on our Russian entities as a result of such requalification. This may adversely affect our business, financial condition and results of operations.

Russian transfer pricing rules may adversely affect the business of our Russian operations, financial condition and results of operations.

The Russian transfer pricing legislation has been in force from January 1, 2012. The rules are technically elaborate, detailed and, to a certain extent, aligned with the international transfer pricing principles developed by the OECD.

The rules allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions which are considered “controlled” for Russian transfer pricing purposes if prices in such transactions are not arm’s length. Both domestic and cross-border transactions can be treated as “controlled.” In order for the domestic transaction to be “controlled” it should be concluded between related parties which apply different corporate income tax rates and turnover between these parties should exceed 1 billion per year. All cross-border transactions with related parties and certain unrelated party transactions (for example, transactions with residents of blacklisted low tax jurisdictions) will be subject to transfer pricing control if the volume of such transactions exceed 60 million per year.

The rules have considerably increased the compliance burden on the taxpayers compared to the previous regime as now taxpayers are obliged to prepare not only transfer pricing documentation but also notifications and reports.

Although the transfer pricing rules are supposed to be in line with international transfer pricing principles developed by the OECD, there are certain significant differences with respect to how these principles are reflected in the local rules. Special transfer pricing rules apply to transactions involving securities and derivatives.

The Russian Tax Code stipulates that transfer pricing audit shall be performed by the transfer pricing unit of the Russian Federal Tax Service and not by regional tax authorities. However, regional tax authorities can try to challenge prices of “non-controlled” transactions between related parties through the “unjustified tax benefit” concept.

Accordingly, due to the complexity in the interpretation of Russian transfer pricing legislation, no assurance can be given that the Russian tax authorities will not challenge our transfer prices and/or make adjustments which could affect our tax position unless we are able to prove the use of arm’s length prices in related-party transactions and other controlled unrelated-party transactions.

The imposition of additional tax liabilities under the Russian transfer pricing rules may have a material adverse effect on our business, financial condition and results of operations.

Our Russian entities may be exposed to additional value added tax and corporate income tax obligations if the tax authorities consider some of our suppliers as “bad faith” suppliers.

The vast majority of Russian taxpayers regularly encounter claims regarding transactions with “bad-faith” suppliers by Russian tax authorities arguing that such suppliers could not fulfill their contractual obligations, leading to challenges of VAT recovery and corporate income tax deduction.

Until 2017, the Russian tax authorities used the concept of an unjustified tax benefit in order to challenge the deductibility of expenses and deduction of the respective input VAT incurred on purchase of goods, work, or services from “bad-faith” suppliers. This judicial general anti-avoidance rule was defined by the Plenum of the Supreme Arbitrazh Court of Russia in 2006.

In 2017, this concept in the form of the statutory general anti-abuse rule was incorporated in the Russian Tax Code. The Russian Tax Code defines unjustified tax benefit as an understatement of tax base or tax payable as a result of a misrepresentation of business operations or taxable assets by a taxpayer. The new provision of the Tax Code and developing administrative and court practice require that a taxpayer collect evidence that (i) a particular transaction is not carried out primarily for the purpose of achieving a non-payment or a refund of a tax amount and (ii) contractual obligations are discharged by the contracted counterparty. Thus, a taxpayer must check reputation and capabilities (for example, available resources and assets) of its suppliers as well as confirm whether they fulfill their tax liabilities to be able to support recovery of input value added tax or deduction of expenses for corporate income tax purposes.

Russian administrative and court practice on the concept of unjustified tax benefit is developing and contains broad and conflicting interpretations; moreover, there is still no unified approach for determination of actual amount of tax liabilities in case of a tax offence detection. While we have established internal procedures to monitor and control this risk, our Russian subsidiaries may still be affected by this risk due to ambiguity of criteria used by the tax authorities and subjective nature of the risk. It is therefore possible that our transactions with suppliers may be challenged by the Russian tax authorities, which may have a material adverse effect on our business, prospects, financial condition, results of operations and the trading price of the ADSs.

The Russian tax authorities may challenge the application of a reduced social security contributions rate by one of our companies which qualifies as an IT company.

One of our Russian subsidiaries applies a reduced social security contributions rate (14% instead of general rate at 30%) in relation to payments to its employees. The Russian Tax Code establishes the respective reduced rate for companies who carry out IT activities, develop and sell own-developed computer programs and databases, and/or render services involving development, adaptation, modification and support of computer programs and databases. In order to apply the reduced rate, a taxpayer should be officially accredited to perform activity in IT sphere, the share of its income related to these activities should comprise 90% of total income and the average headcount should be at least seven employees. We believe our subsidiary meets all of the above requirements and effectively operates as a shared service center rendering services to our subsidiaries with respect to development, adaptation of IT products which are being used primarily within the Group. Such practice is widely used by IT companies in Russia.

The Russian Tax Code provision regarding application of the reduced rate of social security contributions is relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of 14% social security contributions rate. This may have an adverse effect on our business, financial condition and results of operations.

Russian thin capitalization rules and general interest deductibility rules allow different interpretations, which may affect our business.

The Russian Tax Code provides for three main restrictions that limit the deductibility of expense for interest accruing on indebtedness: first, that a loan is obtained (indebtedness is incurred) with a proper economic reasoning (for a business purpose or justification); second, that the interest rate, if paid on controlled transactions, fits within certain interest rate (safe-harbor) ranges; and third, the thin capitalization rules (that apply to “foreign controlled debt” (i.e., indebtedness where a foreign direct or indirect shareholder or its affiliate act as a lender or a guarantor) and operate with at least a 3:1 debt-to-equity ratio). Interest on excess debt is non-deductible and treated as a dividend subject to withholding tax. The whole amount of nondeductible interest accrued on foreign controlled debt would be treated for tax purposes as a dividend if the balance-sheet equity (the net asset value) of the indebted taxpayer is negative. The statutorily defined scope of the foreign controlled debt was amended recently such that loans obtained from banks or Russian affiliates are, under certain conditions, excluded; at the same time, loans obtained from foreign affiliates are explicitly included.

Our Russian intragroup operations may be affected by requalification of interest into a dividend (including by our inability to deduct interest) based on Russian thin capitalization rules if at any time the respective indebtedness qualifies as foreign controlled debt, or by the inability to deduct interest based on other reasons.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax for dividends distributed from our Russian subsidiaries.

Dividends paid by Russian subsidiaries to their foreign corporate shareholders are generally subject to Russian withholding income tax at a rate of 15%; although this tax rate may be reduced under an applicable double tax treaty if certain conditions defined in the tax treaty are met. Consequently, if our Cypriot headquarters receives dividend distributions from Russian subsidiaries, it may be subject to Russian withholding income tax at a rate of 15% with a possibility to reduce the tax rate pursuant to the Russia-Cyprus double tax treaty (see “—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”). However, use of the reduced tax rates under the double tax treaty is available only subject to meeting certain conditions described below.

Starting from January 1, 2015, the Russian Tax Code explicitly requires that in order to enjoy the benefits under an applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2017, in addition to a tax residence certificate, the Russian Tax Code requires confirmation from the recipient of the income that it is the beneficial owner of the income. Russian tax law provides neither the form of such confirmation nor a list of documents that can demonstrate the beneficial owner status of the recipient with respect to the received income. In recent years, the Russian tax authorities started to challenge structures involving the payments outside of Russia, and in most cases, Russian courts tend to support the tax authorities’ position. Thus, there can be no assurance that treaty relief at source will be available in practice. In addition, on June 18, 2019, Russia deposited the instrument of ratification for the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”). The MLI came into force for Russia with effect from October 1, 2019. The implementation of MLI will lead to introduction of a variety of measures designed to update double tax treaties and reduce opportunities for tax avoidance. In particular, the MLI sets forth additional requirements for the purposes of application of the reduced tax rates. Currently, it is not entirely clear to what extent each individual double tax treaty to which Russia is a party would be affected by the MLI. These developments may potentially have adverse impact on the availability of double taxation treaty benefits to the investors in securities of Russian companies.

A person participating in a company’s capital or a person who has a right of use and disposal of a company’s income may be treated as beneficial owner of that income. If, however, a person acts as an intermediary and has an obligation to transfer part or all of the income received from the company to a third party (i.e., a person that is not able to act independently with respect to the use and disposition of the received income), the person may not be treated as beneficial owner of income. In addition, the uncoordinated application of the MLI provisions by different countries should be considered. The intention of the countries signing the MLI to prevent tax abuse will be implemented through either an adoption of a general anti-abuse rule on the principal purpose of a transaction (“PPT”), a combination of PPT and Simplified Limitation of Benefits (the “simplified LOB”) clause, or a detailed LOB rule. Simplified LOB was the option selected by Russia and when determining the potential for a treaty abuse, and Russia will not only use the PPT rule, but also a number of defined criteria (for example, a minimum holding period) which would restrict treaty benefits. However, the majority of countries which have treaties with Russia have selected PPT, but not the simplified LOB. Therefore, unless otherwise mutually agreed by Russia and the contracting jurisdiction, simplified LOB will not be applied and, instead, only the PPT will apply. The PPT seeks to disallow the benefits of a particular double tax treaty where, broadly, the principal purpose of establishing a particular transaction was to obtain the benefits of a double tax treaty.

The result of either the denial to us of beneficial owner’s treatment with respect to our Russian subsidiaries or failure to pass the PPT test would be the denial of double tax treaty benefits (zero rate taxation or reduced taxation of certain types of income distributed). The distribution of income would attract the taxation which would have applied had the income been distributed directly to the ultimate beneficial owners of such income (whether foreign or Russian) or attract a withholding tax at the rate of 15% on dividends or 20% on other types of income.

The Russian double tax treaty with Cyprus is currently being revised, which could result in the increase of withholding tax rate on dividends distribution from our Russian subsidiaries up to 15%. See “—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

See “Material Tax Considerations—Material Russian Tax Considerations” for further discussion of important Russian tax considerations.

Risks Relating to Our Initial Public Offering and Ownership of the ADSs

As a foreign private issuer within the meaning of the Nasdaq corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the Nasdaq corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of the ADSs.

As a company not listed on the regulated market of the Cyprus Stock Exchange, we are not required to comply with any corporate governance code requirements applicable to Cypriot public companies.

The Nasdaq corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the Nasdaq corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our compensation committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating committee. Therefore, our board of directors’ approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, our management oversight may be more limited than if we were subject to all of the Nasdaq corporate governance standards.

Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find the ADSs less attractive because we will rely on these exemptions. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the price of the ADSs may be more volatile.

While we currently qualify as an “emerging growth company” under the JOBS Act, if we cease to be an emerging growth company, our costs and the demands placed upon our management will increase.

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (ii) the last day of the fiscal year during which the fifth anniversary of the date of the IPO; (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we will be required to comply with additional disclosure and accounting requirements. In addition, management time and attention, as well as the engagement of our auditors and/or other consultants, will be required in order for us to prepare to comply with the increased disclosure and accounting standards required of companies who are not emerging growth companies, most notably compliance with Section 404 of the Sarbanes-Oxley Act and related auditor attestation requirements.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the requirements to have the audit committee appoint our Independent Registered Public Accountants, the Nasdaq rules for shareholder meeting quorums and record dates and the Nasdaq rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices in Cyprus with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. If we lose our foreign private issuer status on this date, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to mandatorily comply with U.S. federal proxy requirements, and our executive officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP or reconcile our financial statements to U.S. GAAP should we lose our status as a foreign private issuer.

We have identified a material weakness and a significant deficiency in our internal control over financial reporting, and if our remediation of such material weakness and significant deficiency is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

Prior to this offering, we have been a private company with limited relevant resources with which to address our internal controls and procedures. Although we are not yet subject to the certification or attestation requirements of Section 404 of the Sarbanes-Oxley Act, in the course of preparing our financial statements for the years ended December 31, 2019 and 2018, we identified control deficiencies that we concluded represented a material weakness and a significant deficiency in our internal control over financial reporting. SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. SEC guidance defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting, that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company’s financial reporting.

The material weakness identified for the years ended December 31, 2019 and 2018 relates to information technology general controls, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems and (ii) insufficient controls over change management of our information systems. To address our material weakness, in 2020, we developed and have begun a remediation plan that includes the following activities: (i) hiring additional personnel dedicated to carrying out regular independent monitoring of information technology general controls, (ii) establishing an access policy for our information systems, (iii) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, and (iv) implementing change management control procedures for our information systems. We will not be able to fully remediate this material weakness until these steps have been completed and have been operating effectively for a sufficient period of time. There can be no assurance that we will be successful in pursuing these measures, or that these measures will significantly improve or remediate the material weakness described above.

In addition, in the course of preparing our financial statements for the year ended December 31, 2019, we identified a control deficiency related to the stock taking procedure in our new fulfillment center that we concluded represented a significant deficiency in our internal control over financial reporting. To address our significant deficiency, we developed and have begun a remediation plan to make necessary changes to our warehouse management software to support full-scale stock taking procedure. There can be no assurance that we will be successful in pursuing this measure, or that this measure will significantly improve or remediate the significant deficiency described above.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness and significant deficiency in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, material weaknesses or significant deficiencies in internal control over financial reporting may be discovered in the future. If we fail to remediate our current or future material weaknesses or significant deficiencies or to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by law, our consolidated financial statements may be restated, investors may lose confidence in the accuracy and completeness of our financial reports the market price of the ADSs could be materially and adversely affected, the ADSs may be suspended or delisted from Nasdaq, and our reputation, results of operations and financial condition may be adversely affected. Failure to comply with Section 404 could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities.

If we fail to establish and maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act (“Section 404(a)”) requires that beginning with our second annual report following our initial public offering, management assess and report annually on the effectiveness of our internal control over financial reporting and identify any material weaknesses in our internal control over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act (“Section 404(b)”) requires our Independent Registered Public Accounting Firm to issue a report that addresses the effectiveness of our internal control over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) until such time as we are no longer an “emerging growth company.”

We expect our first Section 404(a) assessment will take place for our annual report for the fiscal year ending December 31, 2021. As discussed above in “—We have identified a material weakness and a significant deficiency in our internal control over financial reporting, and if our remediation of such material weakness and significant deficiency is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired,” we identified a material weakness and a significant deficiency in the course of preparing our financial statements for the years ended December 31, 2019 and 2018. The continued presence of this or other material weaknesses and/or significant deficiencies in any future financial reporting periods could result in financial statement errors that, in turn, could lead to errors in our financial reports, delays in our financial reporting, and that could require us to restate our operating results, or our auditors may be required to issue a qualified audit report, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the ADSs could be materially and adversely affected. We might also not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a). In order to improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, and maintain satisfactory controls once achieved, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal controls.

If either we are unable to conclude that we have effective internal control over financial reporting or, at the appropriate time, our Independent Registered Public Accounting Firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal control over financial reporting as required by Section 404(b), investors may lose confidence in our results of operations, the price of the ADSs could decline, and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on Nasdaq.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase the demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

For as long as we are an “emerging growth company” under the JOBS Act, our Independent Registered Public Accounting Firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer.’” Furthermore, after the date we are no longer an emerging growth company, our Independent Registered Public Accounting Firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our Independent Registered Public Accounting Firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect the price of the ADSs.

There is no existing market for the ADSs, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for the ADSs. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on Nasdaq or otherwise or how liquid that market might become. If an active trading market does not develop or is not sustained, you may have difficulty selling the ADSs that you purchase, and the value of such ADSs might be materially impaired. The initial public offering price for the ADSs will be determined by negotiations between us and the representative of the several underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your ADSs at prices equal to or greater than the price you paid in this offering.

We do not expect to pay any dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Any future final determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant.

In addition, the terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that may further restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

Consequently, we may not pay dividends in the foreseeable future, or at all, and any return on investment in the ADSs is solely dependent upon the appreciation of the price of the ADSs on the open market, which may not occur. See “Dividend Policy.”

We are a holding company with no operations of its own and, as such, we depend on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any.

As a holding company, our principal source of cash flow will be distributions from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiary to generate sufficient cash flow to make upstream cash distributions to us. Our operating subsidiaries are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that may be contained in our subsidiary agreements (as entered into from time to time), availability of sufficient funds in such subsidiary and applicable laws and regulatory restrictions. Claims of any creditors of our subsidiary generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. In addition, as our key operating subsidiary generates profits in rubles and any dividends paid to holders of the ADSs in the future would be paid in U.S. dollars, any significant fluctuation of the value of the ruble against the U.S. dollar and other currencies may materially and adversely affect the dividend amounts received by holders of the ADSs. To the extent the ability of our subsidiary to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

Anti-takeover provisions in our organizational documents and Cyprus law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of the ADSs and prevent attempts by our shareholders to replace or remove our current management.

As we are incorporated in Cyprus, we are subject to Cyprus law. Our articles of association contain provisions that may discourage unsolicited takeover proposals that our shareholders may consider to be in their best interests or limit the ability of our shareholders to remove management, including the following:

•

our articles of association require that any person who is not affiliated with our principal shareholders and is an acquiror of 30% or more of the voting power of our ordinary shares must make a mandatory tender offer that is subject to recommendation of two-thirds of directors, an acceptance by 75% of the shareholders to whom the offer is made and certain other terms and conditions that are more restrictive than those that would apply under statutory provisions of the Cypriot laws to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights of such acquiror and its persons acting in concert will be limited to 30% for the duration of such breach;

•

our articles of association require that if a principal shareholder holding a Class A share or its affiliates acquire 43% or more of the voting power of our ordinary shares, it must make a mandatory tender offer that is subject to recommendation by two-thirds of our board of directors, an acceptance by 75% of the shareholders to whom the offer is made and certain other terms and conditions that are more restrictive than those that would apply under statutory provisions of Cyprus law to a Cypriot company with a listing on an EU regulated market, and in the event of breach of these provisions, the voting rights of such acquiror and its persons acting in concert will be limited to 43% for the duration of such breach;

•	any merger, consolidation or amalgamation of the Company would require the active consent of our shareholders and board of directors;

•

each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares;

•

our board of directors may be appointed and removed by the holders of the majority of the voting power of the ordinary shares (which, upon completion of this offering, will be controlled by our principal shareholders); and

•

preference shares may, with the sanction of an ordinary resolution, be issued on the terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction.

Together these provisions may make the removal of management more difficult and may discourage or prevent a change of control, which could depress the price of the ADSs.

Neither Cyprus nor the broader EU takeover laws apply to us and our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would have at their disposal.

As of the date of this prospectus, Cyprus law does not contain any requirement for a mandatory offer to be made by a person acquiring control in a Cypriot company if such company’s shares are not listed on an EU regulated market. Neither our shares nor the ADSs are listed on an EU regulated market. Our articles of association contain a mandatory tender offer provision that requires any third-party acquiror that acquires, together with parties acting in concert, 30% or more of the voting rights in our shares to make a mandatory tender offer to all of our other shareholders at the price not lower than the highest price per ordinary share paid by acquiror and parties acting in concert and the highest market price per ordinary share quoted on a stock exchange, in each case in the preceding 12 months. Since each of our principal shareholders who holds a Class A share already holds more than 30% of the voting rights in our shares, the requirement to make a mandatory tender offer is triggered by a principal shareholder and its affiliates only if they acquire, together with concert parties, 43% or more of the voting rights in our shares. Although our articles of association provide for the obligation by an acquiror to make a mandatory tender offer in certain cases, in the absence of applicable statutory provisions our shareholders may not get the same opportunity to sell their shares in the event an acquiror obtains a significant stake or even control in the company as would shareholders in a Cypriot company that is listed on an EU regulated market.

The price of the ADSs might fluctuate significantly, and you could lose all or part of your investment.

Volatility in the market price of the ADSs may prevent you from being able to sell your ADSs at or above the price you paid for such shares. The trading price of the ADSs may be volatile and subject to wide price fluctuations in response to various factors, including:

•	the overall performance of the equity markets;

•	fluctuations in our actual or projected results of operations;

•	changes in our projected earnings or failure to meet securities’ analysts’ earnings expectations;

•	the absence of analyst coverage;

•	changes in trading volumes of the ADSs;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	additions or departures of key personnel;

•	sale of the ADSs by us, our principal shareholders or members of our management;

•	general economic conditions;

•	the activities of our competitors, suppliers and sellers;

•	changes in the market valuations of comparable companies;

•	changes in investor and analyst perception with respect to our business and the e-commerce industry in general;

•	changes in interest rates;

•	availability of capital; and

•	changes in the statutory framework applicable to our business.

These and other factors might cause the market price of the ADSs to fluctuate substantially, which might limit or prevent investors from readily selling their ADSs and may otherwise negatively affect the liquidity of the ADSs.

In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Furthermore, investors in the secondary market may view our business more critically than investors in this offering, which could adversely affect the market price of the ADSs in the secondary market. Prices for e-commerce or technology companies have traditionally been more volatile compared to share prices for companies from other industries.

Accordingly, the price of the ADSs could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies in periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and our business, prospects, financial condition and results of operations could be materially and adversely affected.

Future sales of the ADSs, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of the ADSs in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of the ADSs and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have                  ordinary shares outstanding, including                  ordinary shares represented by ADSs. Outstanding shares may be deposited for delivery of ADSs, and all of the ordinary shares outstanding as of the date of this prospectus may be sold in the public market by existing shareholders 180 days after the date of this prospectus, subject to applicable limitations imposed under federal securities laws. See “Shares and ADSs Eligible for Future Sale” for a more detailed description of the restrictions on selling ordinary shares after this offering. The ADSs offered in this offering will be freely tradable without restriction under the Securities Act, except for any of the ADSs that may be held or acquired by our directors, executive officers, major shareholders and other affiliates, as that term is defined in the Securities Act, which will be subject to restrictions on resale under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, our executive officers, directors and holders of substantially all of our ordinary shares have agreed, subject to specified exceptions, with the underwriters not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters. See “Underwriting.”

In the future, we may also issue additional ordinary shares, ADSs or debt securities with conversion rights if we need to raise capital in connection with a capital raise or acquisition. The amount of ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of the then-outstanding ordinary shares. An issuance of additional ordinary shares, ADSs or debt securities with conversion rights could potentially reduce the market price of the ADSs. In addition, if we raise additional funds through the sale of equity securities, these transactions may dilute the value of the outstanding ADSs. See “—Risks Relating to Our Business and Industry—We may need to raise additional funds to finance our future capital needs, which may dilute the value of the outstanding ADSs or prevent us from growing our business.”

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, or we fail to meet the expectations of industry analysts, our stock price and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us, our business or our industry. We may have limited, and may never obtain significant, research coverage by securities and industry analysts. If no additional securities or industry analysts commence coverage of us, the trading price for the ADSs could be negatively affected. In the event we obtain additional securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, the price of the ADSs will likely decline. If one or more of these analysts, or those who currently cover us, ceases to cover us or fails to publish regular reports on us, interest in the purchase of the ADSs could decrease, which could cause the price of the ADSs or trading volume to decline.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of our ordinary shares, including any general meeting of our shareholders, the depositary will, as soon as practicable thereafter, fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of a request from us, the depositary shall distribute to the holders as of the record date:

•	the notice of the meeting or solicitation of consent or proxy sent by us; and

•

a statement as to the manner in which instructions may be given by the holders, including an express indication that instructions may be deemed given, if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us.

You may instruct the depositary to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you surrender your ADSs for cancellation and withdraw our ordinary shares. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. Under our articles of association, the minimum notice required for convening a shareholders’ meeting is 30 days. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out a holder’s voting instructions in a timely manner. The depositary, upon timely request from us, will notify you of the upcoming vote and arrange to deliver voting materials to you. We cannot guarantee that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and may lack recourse if the ordinary shares underlying your ADSs are not voted as you requested.

In addition, under our deposit agreement, the depositary may, under certain conditions, give us a discretionary proxy to vote the ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote. The effect of this discretionary proxy is that you may not be able to prevent ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason.

It may be difficult to enforce a U.S. judgment against us, our directors and officers named in this prospectus outside the United States, or to assert U.S. securities law claims outside of the United States.

We are incorporated in the Republic of Cyprus and conduct substantially all of our operations in Russia through subsidiaries. The majority of our current directors and senior officers reside outside the United States, principally in Russia. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in Russia. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. See “Enforcement of Civil Liabilities.” Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

In particular, investors should be aware that there is uncertainty as to whether the Russian courts would recognize and enforce judgments of the U.S. courts obtained against us or our directors or management predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Russian courts against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. There is no treaty between the United States and the Republic of Cyprus, or between the United States and Russia, providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a U.S. or foreign court. In addition, there are doubts as to whether a Cypriot court would impose civil liability on us, our directors and officers in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in Cyprus against us or such directors and officers, respectively.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in any such action.

No provision of the deposit agreement serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our revenue, operating expenses and our ability to achieve and maintain profitability;

•	our expectations regarding the development of our industry and the competitive environment in which we operate;

•	the growth of our brand awareness and overall business; and

•	our ability to improve our product offerings and technology platform and product offerings to attract and retain sellers and customers.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	any significant fluctuations in our results of operations and growth rate;

•	our lack of historical profitability and risks in achieving profitability in the future;

•	our ability to effectively promote our business and attract new and retain current buyers and sellers;

•	any failure to retain our market position in a competitive e-commerce market or switch of our buyers to offline retail stores or our online or offline competitors;

•	our reliance on counterparties and third-party providers;

•	our reliance on the Russian internet infrastructure, and the risks that disruptions may impair our customers’ experiences and our business operations;

•	any failure to attract or retain our qualified employees and IT specialists;

•	global political and economic stability, and the risks they pose for the Russian economy;

•	imposition of further economic sanctions on Russian companies and businesses and the impact of current sanctions;

•	ongoing development of the Russian legal system and developing legal framework governing ecommerce in Russia;

•

further widespread impacts of the COVID-19 pandemic or other health crises restricting the level of business activity, travel, transportation and otherwise affecting our customers, as well as any governmental or international response measures;

•	privacy, personal data and data protection concerns, and the risk of fines and other sanctions on us if we fail to comply with applicable regulations;

•

our ability to successfully remediate the existing material weakness and significant deficiency in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; and

•

as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of the ADSs.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $                 million, or $                 million if the underwriters exercise their option to acquire additional ADSs from us in full, based upon an assumed initial public offering price of $                 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discount and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price per ADS would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $                , assuming that the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $                million, assuming no change in the assumed initial public offering price per ADS. Expenses of this offering will be paid by us.

The principal purposes of this offering are to create a public market for the ADSs and obtain additional capital. We intend to use the net proceeds from this offering for general corporate purposes.

The amount of what, and timing of when, we actually spend for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, our board of directors will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares. We intend to retain all available liquidity sources and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

The terms of certain of our outstanding borrowings restrict our ability to pay dividends or make distributions on our ordinary shares without consent of a lender, and we may enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends or make distributions on our ordinary shares.

Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our shareholders at a general meeting and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our shareholders at a general meeting may deem relevant.

CAPITALIZATION

The table below sets forth our cash and cash equivalents and capitalization as of June 30, 2020 on (1) an actual basis and (2) on an as adjusted basis to give effect to the sale of                  ADSs in this offering (assuming no exercise of the underwriters’ option) assuming an initial public offering price of $                  per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts in this offering and estimated offering expenses payable by us.

Investors should read this table in conjunction with our unaudited condensed consolidated financial statements included in this prospectus as well as “Selected Consolidated Historical Financial and Other Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2020
( in millions)	Actual	As Adjusted(1)
Cash and cash equivalents	6,500

Borrowings, current portion	9,906

Borrowings, non-current portion	81

Total borrowings	9,987

Equity:
Share capital	6
Share premium	32,053
Equity-settled employee benefits reserves	685
Other capital reserves	7,498
Accumulated deficit	(42,063)
Total equity	(1,821)

Total capitalization	8,166

(1)

A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, share premium, total equity and total capitalization by approximately $                million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share capital, share premium, total equity and total capitalization by approximately $                million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

DILUTION

If you invest in the ADSs, the book value of your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per ADS and the net tangible book value per ADS immediately after this offering.

Our net tangible book value as of June 30, 2020 was                 ($                 ) and net tangible book value per ordinary share was                 ($                 ) per share, or                 ($                 ) per ADS. Net tangible book value per ordinary share before the offering has been determined by dividing net tangible book value (total book value of tangible assets less total liabilities) by the number of ordinary shares outstanding at June 30, 2020.

After giving effect to the sale of ADSs in this offering at an assumed initial public offering price of $                 per ADS (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our net tangible book value at June 30, 2020 would have been                 ($                 ), or                 ($                 ) per ordinary share, or                  ($                 ) per ADS. This represents an immediate increase in net tangible book value per share of                  ($                 ), or                 ($                 ) per ADS, to our existing shareholders and dilution in net tangible book value per share of                 ($                 ), or                 ($                 ) per ADS, to new investors who purchase ADSs in this offering.

The following table illustrates the dilution to new investors purchasing ADSs in the offering, assuming no exercise of the underwriters’ option to purchase additional ADSs:

(in $)	No exercise
Assumed initial public offering price per ADS
Net tangible book value per ADS as of June 30, 2020
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Dilution to new investors per ADS
Dilution to new investors per ordinary share outstanding (on ADS basis)

The following table illustrates the dilution to new investors purchasing ADSs in the offering, assuming full exercise of the underwriters’ option to purchase additional ADSs:

(in $)	Full exercise
Assumed initial public offering price per ADS
Net tangible book value per ADS as of June 30, 2020
Increase in net tangible book value attributable to investors purchasing ADSs in this offering
Dilution to new investors per ADS
Dilution to new investors per ordinary share outstanding (on ADS basis)

A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS would increase or decrease our adjusted net tangible book value after this offering by $                per ADS, and the dilution in net tangible book value to new investors by $                per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each increase or decrease of                ADSs in the number of ADSs offered by us would increase or decrease our adjusted net tangible book value after this offering by $                per ADS and decrease or increase the dilution to investors participating in this offering by approximately $                per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The following table presents, as of June 30, 2020, the issuance and sale of the ADSs in this offering at an assumed initial public offering price of $                per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, the differences between the shareholders as of June 30, 2020, and the new investors with respect to the number of ordinary shares and ADSs purchased from us, the total consideration paid (for existing shareholders, translated into U.S. dollars at                  per U.S. dollar) and the average price per ordinary share paid by existing shareholders (translated into U.S. dollars at                  per U.S. dollar) and by investors participating in this offering at an assumed initial public offering price of $                per ADS after deducting the estimated underwriting discounts and estimated offering expenses payable by us and excluding the underwriters’ option to purchase additional ADSs:

	Ordinary Shares Purchased		ADSs Purchased		Total Consideration		Average Price per Share	Average Price Per ADS
	Number	Percent	Number	Percent	Amount (in millions)	Percent
Existing shareholders
New investors

Total		100%		100%		100%

A $1.00 increase or decrease in the assumed initial public offering price of $                per ADS would increase or decrease total consideration paid by new investors by                , assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional ADSs in full, our existing shareholders would own                ordinary shares, or                % in the aggregate, and our new investors would own                 ordinary shares, or                % in the aggregate.

The discussion and tables above assumes no exercise of any options for ordinary shares as of the date of this prospectus. As of the date of this prospectus, there are                 ordinary shares issuable upon exercise of outstanding options and convertible loan arrangements at a weighted average exercise price of                  ($                ) per share. To the extent that any of these options or arrangements are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER DATA

The selected consolidated statements of profit or loss and other comprehensive income, selected consolidated statements of financial position data and selected consolidated statements of cash flows data as of and for the years ended December 31, 2019 and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statements of profit or loss and other comprehensive income, selected consolidated statements of financial position data and selected consolidated statements of cash flows data as of and for the six months ended June 30, 2020 and 2019 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. The unaudited interim condensed consolidated financial statements have been prepared using the same accounting principles and on the same basis as the year-end financial statements and include all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year, and our historical unaudited results are not necessarily indicative of the results that should be expected in any future period.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Revenue:
Sales of goods	36,160	22,490	53,487	33,920
Service revenue	8,002	2,459	6,617	3,300

Total revenue	44,162	24,949	60,104	37,220

Operating expenses:
Cost of sales	(31,783)	(20,744)	(48,845)	(27,662)
Fulfillment and delivery	(13,194)	(6,466)	(16,808)	(8,232)
Sales and marketing	(4,150)	(2,946)	(7,153)	(3,335)
Technology and content	(1,962)	(1,766)	(3,520)	(2,123)
General and administrative	(1,547)	(1,119)	(2,390)	(1,742)

Total operating expenses	(52,636)	(33,041)	(78,716)	(43,094)

Operating loss	(8,474)	(8,092)	(18,612)	(5,874)
Loss on disposal of non-current assets, net	(12)	(3)	(7)	(3)
Interest income/(expense), net	(680)	(261)	(801)	129
Share of profit of an associate	59	45	54	82
Foreign currency exchange gain/(loss), net	53	(168)	(213)	78

Total non-operating (expense)/income	(580)	(387)	(967)	286

Loss before income tax	(9,054)	(8,479)	(19,579)	(5,588)
Income tax benefit/(expense)	76	16	216	(73)

Loss for the period	(8,978)	(8,463)	(19,363)	(5,661)

Total comprehensive income for the period	(8,978)	(8,463)	(19,363)	(5,661)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(1,481)	(1,727)	(3,761)	(1,514)

Selected Consolidated Statements of Financial Position Data

( in millions)	As at June 30,		As at December 31,
	2020	2019	2019(1)	2018
Total non-current assets	24,598	14,673	19,568	6,468
Total current assets	19,094	13,703	18,867	11,612

Total assets	43,692	28,376	38,435	18,080

Total equity	(1,821)	5,318	817	3,236

Total non-current liabilities	10,142	6,622	8,112	584
Total current liabilities	35,371	16,436	29,506	14,260

Total liabilities	45,513	23,058	37,618	14,844

(1)

We adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard was applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. Please refer to note 2.3 of our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Selected Consolidated Statements of Cash Flows Data

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Net cash used in operating activities	(4,517)	(10,217)	(14,312)	(3,599)
Net cash used in investing activities	(2,983)	(1,477)	(4,539)	(2,863)
Net cash generated from financing activities	10,953	10,153	19,335	5,270
Net increase/(decrease) in cash and cash equivalents	3,453	(1,541)	484	(1,192)
Cash and cash equivalents at the beginning of the period	2,994	2,684	2,684	3,803
Cash and cash equivalents at the end of the period	6,500	977	2,994	2,684

Non-IFRS Measures

( in millions)	As at June 30,		As at December 31,
	2020	2019	2019	2018
Contribution Profit/(Loss)(1)	(815)	(2,261)	(5,549)	1,326
Adjusted EBITDA(2)	(6,282)	(6,939)	(15,832)	(5,305)
Free Cash Flow(3)	(8,488)	(12,155)	(19,947)	(6,203)

(1)

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this prospectus Contribution Profit/(Loss), a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution Profit/(Loss) is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution Profit/(Loss) in this prospectus because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution Profit/(Loss) is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution Profit/(Loss) provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution Profit/(Loss) excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution Profit/(Loss) should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of total revenue to Contribution Profit/(Loss) for each of the periods indicated:

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Loss for the period	(8,978)	(8,463)	(19,363)	(5,661)
Income tax expense/(benefit)	(76)	(16)	(216)	73
Total non-operating expense/(income)	580	387	967	(286)
General and administrative expenses	1,547	1,119	2,390	1,742
Technology and content expenses	1,962	1,766	3,520	2,123
Sales and marketing expenses	4,150	2,946	7,153	3,335

Contribution Profit/(Loss)	(815)	(2,261)	(5,549)	1,326

	2019				2020
( in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)
Income tax benefit	—	(16)	(7)	(193)	(7)	(69)
Total non-operating expense	268	119	241	339	177	403
General and administrative expenses	550	569	569	702	773	774
Technology and content expenses	893	873	810	944	940	1,022
Sales and marketing expenses	1,398	1,548	1,852	2,355	2,084	2,066

Contribution Profit/(Loss)	(1,029)	(1,232)	(1,105)	(2,183)	(1,723)	908

(2)

To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this prospectus Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and non-operating expense/(income) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following tables present a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
( in millions)	2020	2019	2019	2018
Loss for the period	(8,978)	(8,463)	(19,363)	(5,661)
Income tax expense/(benefit)	(76)	(16)	(216)	73
Total non-operating expense/(income)	580	387	967	(286)
Depreciation and amortization	2,048	1,066	2,590	487
Share-based compensation expense	144	87	190	82

Adjusted EBITDA	(6,282)	(6,939)	(15,832)	(5,305)

	2019				2020
( in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)
Income tax benefit	—	(16)	(7)	(193)	(7)	(69)
Total non-operating expense	268	119	241	339	177	403
Depreciation and amortization	507	559	647	877	957	1,091
Share-based compensation expense	66	21	58	45	77	67

Adjusted EBITDA	(3,297)	(3,642)	(3,631)	(5,262)	(4,486)	(1,796)

(3)

To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this prospectus Free Cash Flow, a non-IFRS financial measure that we calculate as net cash provided by/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this prospectus because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash used in operating activities, capital expenditures and our other IFRS results.

The following tables present a reconciliation of net cash used in operating activities to Free Cash Flow for each of the periods indicated:

	For the six months ended June 30,		For the year ended December 31,
( in millions)	2020	2019	2019	2018
Net cash used in operating activities	(4,517)	(10,217)	(14,312)	(3,599)
Purchase of property, plant and equipment	(3,082)	(1,645)	(4,742)	(2,472)
Purchase of intangible assets	(25)	(20)	(26)	(93)
Payment of the principal portion of lease liabilities	(864)	(273)	(867)	(39)

Free Cash Flow	(8,488)	(12,155)	(19,947)	(6,203)

	2019				2020
( in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
Net cash used in operating activities	(3,282)	(6,935)	(1,373)	(2,722)	(2,410)	(2,107)
Purchase of property, plant and equipment	(401)	(1,244)	(1,478)	(1,619)	(1,099)	(1,983)
Purchase of intangible assets	(7)	(13)	(3)	(3)	(10)	(15)
Payment of the principal portion of lease liabilities	(161)	(112)	(198)	(396)	(472)	(392)

Free Cash Flow	(3,851)	(8,304)	(3,052)	(4,740)	(3,991)	(4,497)

Other Data

	For the six months ended June 30,		For the year ended December 31,
( in millions, unless indicated otherwise)	2020	2019	2019	2018
GMV(1)	77,394	30,651	80,815	41,888
Share of Marketplace GMV, %(1)	41.4	8.2	17.4	0.9
Gross profit	12,379	4,205	11,259	9,558
Gross profit as a percentage of GMV, %	16.0	13.7	13.9	22.8
Contribution Profit/(Loss) as a percentage of GMV, %	(1.1)	(7.4)	(6.9)	3.2
Adjusted EBITDA as a percentage of GMV, %	(8.1)	(22.6)	(19.6)	(12.7)
Number of orders, million(1)	27.7	11.1	31.8	15.3
Number of active buyers, million(1)	10.2	5.8	7.9	4.8
Number of active sellers(1)	13,458	2,777	6,418	602

(1)

See the definitions of GMV, Share of Marketplace GMV, number of orders, number of active buyers and number of active sellers in “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Indicators of Operating and Financial Performance.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Historical Financial Data,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results could differ materially from those contained in any forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” for more information.

Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market. Over the years, we have become the most trusted and respected online retailer in the country, according to INFOLine and BrandScience, and our brand has become synonymous with online shopping for our approximately 10.2 million active buyers in Russia in the twelve months ended June 30, 2020. Our mission is to transform the Russian consumer economy by offering the widest selection of products, best value and maximum online shopping convenience among Russian e-commerce companies, while empowering sellers to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure, which is one of the largest among Russian e-commerce companies, according to INFOLine, and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 41% of our GMV and 12% of our total revenue in the six months ended June 30, 2020. We also sell products directly to our buyers through our Direct Sales business, which represented 55% of our GMV and 82% of our total revenue in the six months ended June 30, 2020. We believe that this globally proven business model of an online marketplace for third-party sellers, complemented by a first-party business, allows us to offer Russian consumers the largest multi-category assortment of products, according to INFOLine, with more than 6 million SKUs, as of June 30, 2020, in categories ranging from electronics, home and decor and children’s goods to FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options. This business model also enables us to better manage our inventory and enhance the online shopping experience of our buyers for certain product categories and geographical regions through our Direct Sales business. Our growing base of approximately 13,500 active sellers, as of June 30, 2020, plays a key role in the expansion of our platform’s product catalog, providing over 85% of our total product assortment. We attract sellers to our platform with a strong value proposition that combines access to millions of our active buyers with a comprehensive set of tools and services for our sellers, such as sales management solutions with access to data analytics and advertising services, financial products and fulfillment and delivery services through our nationwide logistics infrastructure through our FBO and FBS logistics models. These seller-facing tools and services equip our sellers to attract more buyers, grow their sales and provide a seamless transaction and buyer experience.

In the twelve months ended June 30, 2020, our platform served approximately 10.2 million active buyers who placed an average of 4.7 orders during that period, an increase from approximately 5.8 million active buyers who placed an average of 3.5 orders in the twelve months ended June 30, 2019. We believe we have achieved significant scale and are continuing to rapidly grow our business, while also focusing on achieving profitability in the future. For the six months ended June 30, 2020, our GMV increased to 77,394 million, from 30,651 million in the six months ended June 30, 2019, an increase of 152%. Our GMV in the year ended December 31, 2019 increased to 80,815 million from 41,888 million in the year ended December 31, 2018, an increase of 93%.

We reported a loss of 8,978 million in the six months ended June 30, 2020, compared to a loss of 8,463 million in the six months ended June 30, 2019. Due to significant expenses required to finance our growth, we incurred a loss of 19,363 million and 5,661 million in the years ended December 31, 2019 and 2018, respectively. Despite reporting losses since 2018, we have demonstrated improving profitability, and in the six months ended June 30, 2020, we had a Contribution Loss of 815 million (with Contribution Loss as a percentage of GMV of negative 1.1%), compared to a Contribution Loss of 2,261 million (with Contribution Loss as a percentage of GMV of negative 7.4%) in the six months ended June 30, 2019. We believe that as our business continues to grow, we will benefit from our operating leverage, improving our Contribution Profit/(Loss).

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations are driven by our success in attracting and retaining buyers to our platform and increasing the frequency of the purchases they make, as well as our ability to enhance the efficiency of our operations as we continue to grow. In 2020, our results of operations were also affected by the COVID-19 pandemic and related response measures.

Loyalty and engagement of our buyers

Our financial results have benefited from increased buyer retention and higher order frequency in recent years. We review performance of our active buyers on an annual cohort basis. Each buyer cohort is defined as buyers who placed their first order during a specific year. We track the repeat orders made by buyers in each cohort.

We have experienced increased loyalty of our buyers. Second-year buyer retention, calculated by the number of active buyers who placed an order in the year following their first order, as a percentage of the applicable cohort of buyers in that year, has been increasing in the past five years, compared to the previous year’s buyer cohort, rising from 28% for the cohort of buyers who placed their first order in 2014 (our “2014 cohort”) to 45% for the cohort of buyers who first purchased in 2018.

We believe that over time, as our platform becomes more important to our repeat active buyers, we benefit from their higher average order frequency. For example, repeat buyers in our 2014 cohort placed on average 6.5 orders in 2019, compared to 4.8 orders in 2018 and 3.5 orders in 2017.

The following charts show the retention and the number of annual orders placed per buyer (net of returns and cancellations) for our cohorts from 2014 to 2018.

As shown in the following charts, growth in active buyers was further augmented by the increasing GMV per buyer, with each new cohort performing better than previous ones and with each new cohort making a material contribution to total company GMV.

Source:	Company data
Note:

(1) Calculated as total GMV for particular year cohort divided by respective cohort number of active buyers as of year end. Number of active buyers is the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.

(2) Annual GMV generated by particular cohort in a specific year.

(3) Year 0 is the year in which the buyers of each cohort made their first order, while Year 1, Year 2, Year 3, Year 4 and Year 5 refer to the relevant subsequent years of each buyer cohort’s life.

Going forward, we expect that increasing the loyalty and engagement of our active buyers, through improving the breadth of our assortment, further strengthening our brand awareness and introducing new product categories, will increase our cohort retention and purchase frequency, which we expect to drive improvements in our GMV and revenue.

Number of our buyers, sellers and the assortment offered on our platform

The combination of our wide selection of products, competitive prices and convenient buyer shopping experience, coupled with our strong brand awareness and seller support tools and services, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog and increased buyer retention. We have seen significant increases in both the number of active buyers on our platform and active sellers on our Marketplace in recent periods. As of June 30, 2020, we had 10.2 million active buyers, compared to 7.9 million and 4.8 million active buyers as of December 31, 2019 and 2018, respectively, and approximately 13,500 active sellers on our Marketplace, compared to approximately 6,400 and 600 active sellers as of December 31, 2019 and 2018, respectively. This powerful network effect has allowed us to grow significantly faster than the Russian e-commerce market, with our GMV increasing by 152% for the six months ended June 30, 2020 to 77,394 million from 30,651 million for the six months ended June 30, 2019.

We actively focus on increasing the range of features we offer to sellers to enhance the attractiveness of our Marketplace to our current and potential sellers. We have developed a number of initiatives, including the OZON.Seller platform, which gives our sellers access to a broad set of advanced tools for stock management, assortment management, product pricing and marketing, including analytical and financial performance reports on their sales and expenses such as storage, returns or fulfillment expenses, as well as a suite of promotional and profit management tools. We believe that the increase in the number of active sellers on our Marketplace and continuing growth of our active buyers and assortment of products created demand for our high-margin advertising services, which has led to strong growth in our advertising revenue.

In addition to our Marketplace, we also operate our Direct Sales business, where we purchase stock of products in our fulfillment centers to be sold directly to our buyers. The successful operation of our Direct Sales business depends on a number of factors, including our ability to increase the range of products sold by us directly, achieve competitive prices for such products and ensure the necessary amount of stock in our fulfillment centers for the timely delivery of products to our buyers. Notwithstanding the launch of our Marketplace in September 2018, we have chosen to retain the Direct Sales business for certain products. We believe that the Direct Sales business allows us to optimize revenue from goods sold on our platform and allows us to manage our working capital in a more efficient manner. In particular, we sell products through Direct Sales that are in high demand, such as “bestsellers”, and have predictable purchasing trends. The high demand for these products ensures a high turnover of inventory, minimizing the amount of unsold inventory held at our fulfillment centers, and the predictable purchasing trends enable us to effectively manage the restocking of inventory to avoid purchasing excess inventory. The products that we sell through Direct Sales will vary depending on shifts in demand and purchasing trends. We have dedicated sales teams that identify and track the demand for products in each product category on our platform, and once buyer demand for certain products increases to a certain level and a predictable purchasing trend for those products emerge, we consider stocking and selling such products on a Direct Sales basis. The same products may be sold by us on a Direct Sales basis and by our sellers on our Marketplace at the same time.

In any particular period, changes in the volume of products sold through our Marketplace or our Direct Sales business will impact our revenue, cost of sales and our gross profit as sales through our Marketplace generate higher gross margins. As we continue to increase our focus on expanding our Marketplace and growing our Share of Marketplace GMV, we expect our gross profit and our Contribution Profit/(Loss) to improve. In long-term, we expect to have equal gross profit as a percentage of GMV for our Marketplace and Direct Sales businesses as we continue to achieve economies of scale and improve our purchasing power.

Efficiency of our fulfillment and delivery operations

We have built a comprehensive logistics and fulfillment service, which is one of the leading e-commerce fulfillment and delivery services in Russia, according to INFOLine, that is structured to maximize the revenue we generate from fulfillment and delivery services while minimizing fulfillment and delivery expenses. We generate revenue from our fulfillment services mainly through delivery charges to our buyers and as a part of Marketplace commission from our sellers. We incur fulfillment expenses primarily from our network of fulfillment centers, where we store products sold by us directly and provide storage services to our sellers using the FBO model. Delivery expenses are incurred for our delivery network comprising sorting centers, couriers, pick-up points and box lockers.

Our fulfillment and delivery expenses are highly dependent on a number of factors, such as volume of orders and level of utilization for fulfillment and sorting centers, as well as for pick-up points and box lockers, density of orders, delivery distance and method. We believe our business will further gain efficiency and improvement in expenses as a percentage of GMV in fulfillment infrastructure as a result of an increased share of sellers selecting our FBS model, in which we do not incur fulfillment costs, and long term normalization of operating costs at our recently launched fulfillment centers and those we plan to launch in the near future as they reach long-term normalized levels of utilization. We also expect to see improvement in the efficiency of our delivery network following the establishment of our new fulfillment centers in a number of Russian regions to decrease the delivery distance, future growth in density of courier orders and growth in utilization of box lockers and pick-up points over the long term.

Our ability to leverage our growing scale

We have a relentless focus on maintaining a leading position across existing product categories while continuing to scale our business in order to improve our margins. In addition to efficiency gains in fulfillment and delivery expenses, the factors mentioned below are the key drivers of this trend:

•

Sales and marketing: marketing costs have benefited from growth of organic traffic and increase in buyers’ orders frequency, with repeat orders and increased buyer loyalty requiring less marketing engagement and expenses to support.

•

Technology and content: as a percentage of GMV, our technology and content expense have declined, even as we heavily invested in improving our seller and buyer experience and our technology and data capabilities in 2018 and 2019.

•	General and administrative: our business has continued to enjoy economies of scale on a fixed cost base due to the growth profile of our business across our Marketplace and Direct Sales.

While we expect our operating expenses to increase as we continue to expand our business, we expect such expenses to decrease as a percentage of GMV and revenue over time as we continue to achieve economies of scale and benefit from operating leverage.

COVID-19

The COVID-19 pandemic has led to significant global disruptions, which affected our business, as well as our buyers, sellers and suppliers. See “Risk Factors—Risks Relating to Our Business and Industry—Our business may be materially adversely affected by the COVID-19 pandemic.” As a result of the COVID-19 pandemic and the mobility restrictions and other measures implemented by the Russian Government from the end of March 2020 until June 2020, which included social distancing, stay-at-home orders and limited quarantine measures, we experienced a significant increase in the number of new active buyers, higher demand for products on our platform and an inflow of third-party sellers to our Marketplace. We believe the mobility restrictions led more sellers and suppliers to increase their online presence, as we believe that increasing their sales through our Marketplace and Direct Sales businesses are some of the key drivers of their sales growth. The mobility restrictions also increased e-commerce adoption by our buyers as we saw increased order frequency and spend on our platform during this time.

As a result of the COVID-19 pandemic, we also introduced a number of changes to our fulfillment, delivery and other services, including a temporary suspension of our pay-on-delivery service, and we made numerous process updates across our operations to implement employee and buyer safety measures, such as enhanced cleaning, social distancing and protocols to support personal protection. We also implemented procedures to keep pricing of certain essential products by the sellers on our Marketplace at affordable levels following increased demand.

Although the increase in our revenue in the six months ended June 30, 2020, compared to the same period in 2019, resulted from an increase in demand for products sold through our platform, the increase in revenue also reflects the impact of measures that we implemented in 2018 and 2019, such as focusing on driving higher sales through our Marketplace, our marketing efforts undertaken in 2019 and our expansion into a broad range of product categories.

In recognition of our important role in during the COVID-19 pandemic, in April 2020, we were included in the list of systemically important companies by the special decree of the Russian Government, which allows us to be considered for special government support during the COVID-19 pandemic. For instance, our operations were not subject to the mobility restrictions imposed on businesses and the general public. We also benefited from a 1% internet acquiring fee limit introduced by the CBR for retailers of certain essential products from April to September 2020. While we benefitted from the 1% internet acquiring fee limit, which has since been terminated, we do not believe that there will be any material impact once this support is no longer provided.

We continue to closely monitor the impact of the COVID-19 pandemic on our business. The pandemic and related actions taken by governments to limit its spread could cause a temporary closure of our operational facilities, interrupt our fulfillment, delivery or logistics systems or severely impact the behavior and operations of our sellers, buyers, suppliers and other users of our products and services. Our operations could also be disrupted if any of our employees or employees of our suppliers or sellers are suspected of contracting COVID-19, as this could require us or our suppliers or sellers to quarantine some or all of these employees and implement disinfection measures to the facilities and premises used for our operations. As the COVID-19 pandemic continues to evolve, the extent of its impact on our business in future periods remains uncertain.

Other Factors

Our business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year compared to the first half. Higher sales during the second half of the year are mainly attributable to the increased demand for products during the peak New Year season in December, as well as Black Friday sales in November. We recognized 58% and 59% of our annual revenue during the second half of 2019 and 2018, respectively. We believe that our business will continue to demonstrate seasonal patterns in the future. For further information on our quarterly data, please refer to “—Quarterly Data.”

Our business is also affected by macroeconomic conditions and the political environment in Russia, where our buyers and sellers are primarily located. The purchase capabilities of our buyers may be significantly influenced by political and economic developments in Russia and the effects of these factors on demand for products and services.

Segments

For management purposes, our business is organized into two operating segments:

•	Ozon.ru, which is comprised of sales of multi-category consumer products through our Shopping App and our Ozon website; and

•	Ozon.travel, which includes sales of airline and train tickets through our Ozon.Travel mobile app and our Ozon.Travel website.

Ozon.ru represents over 98% of our revenue for the year ended December 31, 2019 and over 99% of our revenue for the six months ended June 30, 2020; therefore, we present Ozon.ru as the only reportable operating segment, as this reflects the consolidated view of our operating segments noted above.

Key Indicators of Operating and Financial Performance

Our management monitors our financial and operational performance on the basis of the following measures.

( in millions, unless indicated otherwise)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
GMV(1)	77,394	30,651	80,815	41,888
Share of Marketplace GMV, %(2)	41.4	8.2	17.4	0.9
Total revenue	44,162	24,949	60,104	37,220
Gross profit(3)	12,379	4,205	11,259	9,558
Gross profit as a percentage of GMV, %	16.0	13.7	13.9	22.8
Contribution Profit/(Loss)(4)	(815)	(2,261)	(5,549)	1,326
Contribution Profit/(Loss) as a percentage of GMV, %	(1.1)	(7.4)	(6.9)	3.2
Adjusted EBITDA(5)	(6,282)	(6,939)	(15,832)	(5,305)
Adjusted EBITDA as a percentage of GMV, %	(8.1)	(22.6)	(19.6)	(12.7)
Free Cash Flow(6)	(8,488)	(12,155)	(19,947)	(6,203)
Number of orders, million(7)	27.7	11.1	31.8	15.3
Number of active buyers, million(8)	10.2	5.8	7.9	4.8
Number of active sellers(9)	13,458	2,777	6,418	602

(1)

GMV (gross merchandise value) comprises the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV is inclusive of value added taxes, net of discounts, returns and cancellations. GMV does not represent revenue earned by us. GMV does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

(2)

Share of Marketplace GMV represents the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV in a given period.

(3)	Gross profit represents revenue less cost of sales in a given period.
(4)

Contribution Profit/(Loss) is loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses. Please see “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures” for a reconciliation of Contribution Profit/(Loss), which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Contribution Profit/(Loss) useful.

(5)

Adjusted EBITDA is loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense. Adjusted EBITDA may not be comparable to similarly titled metrics of other companies. Please see “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures” for a reconciliation of Adjusted EBITDA, which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Adjusted EBITDA useful.

(6)

Free Cash Flow is net cash provided by/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities. Please see “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures” for a reconciliation of Free Cash Flow which is a non-IFRS measure, to the most directly comparable IFRS financial performance measure and an explanation of why we consider Free Cash Flow useful.

(7)	Number of orders is the total number of orders delivered in a given period, net of returns and cancellations.
(8)	Number of active buyers is the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.
(9)	Number of active sellers is the number of unique sellers who sold an item on our Marketplace within the 12 month period preceding the relevant date, net of returns and cancellations.

Please see “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures,” “Selected Consolidated Historical Financial and Other Data—Other Data” and “Presentation of Financial and Other Information” for more information on the above.

Components of Our Results of Operations

GMV

GMV is the key driver of our revenue, as the majority of our revenue is a function of our GMV. Our primary sources of revenue are sales of goods by us under the Direct Sales model and Marketplace commission from sales of goods by third-party sellers on our Marketplace. From time to time, we may change the mix between the sales through our Direct Sales and Marketplace businesses, which does not impact our GMV. However, these variations may impact our revenue, as we recognize gross sales of goods net of returns and cancellations as revenue for our Direct Sales business and only Marketplace commission as revenue for Marketplace sales. Accordingly, we measure the volume of our operations not on the basis of revenue, but rather on the basis of our GMV.

Revenue

Sales of goods

Sales of goods relate to transactions where we act directly as the seller of goods we purchase from our suppliers. We recognize revenue from sales of goods on a gross basis, net of return and cancellation allowances when the goods are delivered to our buyers.

Service revenue

Service revenue includes Marketplace commissions, charges for delivery services and advertising services and travel ticketing commissions.

Marketplace commission represents commission fees charged to third-party sellers for selling their products through our Marketplace. Upon a sale, we charge the third-party sellers a commission fee, which consists of the base fee and variable fee component. The base fee is charged based on the product category for the given product. The variable fee component of the commission is paid by the sellers based on the additional services we render to the sellers, such as storage fees for products stored at our fulfillment centers and delivery fees. Marketplace commission is recognized on a net basis at the point of delivery of products to the buyers.

Delivery services represent charges for delivery of products to our buyers who place their orders through our mobile apps and website.

Advertising services allow our suppliers and sellers to place advertisements or show their products in particular areas of our websites and mobile apps at fixed or variable fees. Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks.

Travel ticketing commission consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets, as applicable. Ticketing commission fees are recognized upon booking of airline and railway tickets.

Operating Expenses

Our primary categories of operating expenses are cost of sales and fulfillment and delivery expenses, as well as sales and marketing, technology and content and general and administrative expenses. As our business continues to grow, we expect our operating expenses to increase in absolute terms and further decline, as a percentage of GMV, as we continue to benefit from our operating leverage.

Cost of sales consists of the purchase price of consumer products, including supplier rebates and subsidies, write-downs and losses of inventories, cost of travel ticketing and costs of obtaining and supporting contracts with sellers on our Marketplace.

Fulfillment and delivery expenses primarily consist of costs incurred in operating and staffing our fulfillment centers, sorting centers, buyer service centers and pick-up points, outbound shipping costs, packaging material costs, expenses related to payment processing and costs associated with the use of the facilities and equipment by these functions, such as depreciation expenses and other related costs. Fulfillment and delivery expenses also include amounts paid to third parties that assist us with fulfillment, sorting, delivery and buyer service operations, as well as write-offs and losses of sellers’ inventory. Fulfillment and delivery costs are expensed as incurred.

Sales and marketing expenses consist primarily of advertising costs and payroll, including related expenses for employees involved in marketing and sales activities. We carry out the majority of our digital and performance marketing efforts through search engines and sites in order to attract buyers and sellers to our platform. Additionally, we invest a portion of our marketing budget in offline media in order to improve our brand awareness and to complement our online efforts. Sales and marketing expenses are expensed as incurred.

Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design and maintenance of our mobile apps and websites and technology infrastructure costs. We do not capitalize our labor costs related to our mobile apps, website and software development, and other technology and content expenses, but instead these costs are expensed as incurred.

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, and costs associated with the use of the facilities and equipment by these functions, such as depreciation expenses, premises maintenance expenses and other general corporate related expenses. General and administrative expenses are expensed as incurred.

Results of Operations

Below are our results of operations for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018:

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Revenue:
Sales of goods	36,160	22,490	53,487	33,920
Service revenue	8,002	2,459	6,617	3,300

Total revenue	44,162	24,949	60,104	37,220

Operating expenses:
Cost of sales	(31,783)	(20,744)	(48,845)	(27,662)
Fulfillment and delivery	(13,194)	(6,466)	(16,808)	(8,232)
Sales and marketing	(4,150)	(2,946)	(7,153)	(3,335)
Technology and content	(1,962)	(1,766)	(3,520)	(2,123)
General and administrative	(1,547)	(1,119)	(2,390)	(1,742)

Total operating expenses	(52,636)	(33,041)	(78,716)	(43,094)

Operating loss	(8,474)	(8,092)	(18,612)	(5,874)
Loss on disposal of non-current assets, net	(12)	(3)	(7)	(3)
Interest income/(expense), net	(680)	(261)	(801)	129
Share of profit of an associate	59	45	54	82
Foreign currency exchange gain/(loss), net	53	(168)	(213)	78

Total non-operating (expense)/income	(580)	(387)	(967)	286

Loss before income tax	(9,054)	(8,479)	(19,579)	(5,588)
Income tax benefit / (expense)	76	16	216	(73)

Loss for the period	(8,978)	(8,463)	(19,363)	(5,661)

Total comprehensive income for the period	(8,978)	(8,463)	(19,363)	(5,661)

Six months ended June 30, 2020 compared to six months ended June 30, 2019

Revenue

Below is our revenue, broken down by source, for the six months ended June 30, 2020 and 2019 and as a percentage of total revenue:

	For the six months ended June 30,
	2020	2020	2019	2019
	( in millions)	(% of revenue)	( in millions)	(% of revenue)
Revenue
Sales of goods	36,160	82	22,490	90
Service revenue	8,002	18	2,459	10

Marketplace commission	5,511	12	319	1
Advertising services	1,314	3	333	1
Delivery services	844	2	1,074	4
Travel ticketing commission	222	1	679	3
Other revenue	111	—	54	—

Total revenue	44,162	100	24,949	100

Our total revenue increased by 77% to 44,162 million for the six months ended June 30, 2020 from 24,949 million for the six months ended June 30, 2019, as a result of an increase from both sales of goods and service revenue. We attribute this increase to the growth in the number of our active buyers and sellers, our expansion into new product categories and the impact of our marketing efforts undertaken in 2019 and ongoing initiatives across our business aimed at further improving customer service and experience.

Sales of goods. Our sales of goods increased by 61% to 36,160 million for the six months ended June 30, 2020 from 22,490 million for the six months ended June 30, 2019. The revenue growth in the six months ended June 30, 2020, compared to the six months ended June 30, 2019, was primarily the result of increased growth in the number of our active buyers to 10.2 million as of June 30, 2020 from 5.8 million as of June 30, 2019 and an increase in their purchase frequency on our platform by 35%, while average spend per order declined by 1% for the six months ended June 30, 2020, compared to the six months ended June 30, 2019.

In the six months ended June 30, 2020, we experienced significant growth across all major product categories. Electronics contributed 29%, food contributed 14%, pharmacy contributed 10%, health and beauty contributed 10% and FMCG contributed 9% to the overall increase in sales of goods of 13,670 million in the six months ended June 30, 2020, compared to the six months ended June 30, 2019.

Service revenue. Our service revenue increased by 225% to 8,002 million for the six months ended June 30, 2020 from 2,459 million for the six months ended June 30, 2019, mainly due to the growth in Marketplace commissions and revenue from advertising services as a result of an increase in the number of active sellers on our Marketplace to 13,458 as of June 30, 2020 from 2,777 as of June 30, 2019.

Our Marketplace commission revenue increased by almost 16 times for the six months ended June 30, 2020 to 5,511 million, compared to 319 million for the six months ended June 30, 2019. This increase was primarily attributable to an increase in Marketplace GMV by almost 13 times to 32,034 million for the six months ended June 30, 2020 from 2,507 million for the six months ended June 30, 2019 and an increase in the effective Marketplace commission fee rate (calculated as Marketplace commission revenue as a percentage of Marketplace GMV) to 17.2% for the six months ended June 30, 2020 from 12.7% for the six months ended June 30, 2019.

The following product categories contributed to the total of 5,192 million increase in Marketplace commission for the six months ended June 30, 2020, compared to the six months ended June 30, 2019: home and decor contributed 21%, children’s goods contributed 13%, electronics contributed 12%, apparel contributed 12% and health and beauty contributed 9%.

Operating expenses

Below are our operating expenses, broken down by source, for the six months ended June 30, 2020 and 2019 and as a percentage of total operating expenses and of GMV:

	For the six months ended June 30,
	2020	2020	2020	2019	2019	2019
	( in millions)	(% of operating expenses)	(% of GMV)	( in millions)	(% of operating expenses)	(% of GMV)
Operating expenses
Cost of sales	(31,783)	60	—	(20,744)	63	—
Fulfillment and delivery	(13,194)	25	17	(6,466)	20	21
Sales and marketing	(4,150)	8	5	(2,946)	9	10
Technology and content	(1,962)	4	3	(1,766)	5	6
General and administrative	(1,547)	3	2	(1,119)	3	4

Total operating expenses	(52,636)	100	68	(33,041)	100	108

Our total operating expenses increased by 59% to 52,636 million for the six months ended June 30, 2020 from 33,041 million for the six months ended June 30, 2019, reflecting increases in all categories of our operating expenses. As a percentage of GMV, our operating expenses decreased to 68% in the six months ended June 30, 2020 from 108% in the six months ended June 30, 2019.

Cost of sales. Our cost of sales increased by 53% to 31,783 million for the six months ended June 30, 2020 from 20,744 million for the six months ended June 30, 2019. This increase primarily reflects the increase in volume of our goods sold. Our gross profit increased by 194% to 12,379 million for the six months ended June 30, 2020 from 4,205 million for the six months ended June 30, 2019, primarily as a result of our improved purchasing power due to an increase in the volume of goods processed through our platform and the recovery from a temporary decrease in our prices introduced during the six months ended June 30, 2019 to stimulate our revenue growth.

Fulfillment and delivery. Our fulfillment and delivery costs increased by 104% to 13,194 million for the six months ended June 30, 2020 from 6,466 million for the six months ended June 30, 2019. This increase was primarily due to our fulfillment and delivery network expansion, which resulted in an increase in the average number of our employees and outsourced personnel by 61%, resulting in a 3,128 million increase in employee-related and outsourcing costs and third-party expenses related to fulfillment and delivery activities as a result of increased volumes and depreciation charges of the new fulfillment facilities. However, as a percentage of GMV, our fulfillment and delivery expenses decreased to 17% in the six months ended June 30, 2020 from 21% in the six months ended June 30, 2019.

Sales and marketing. Our sales and marketing expenses increased by 41% to 4,150 million for the six months ended June 30, 2020 from 2,946 million for the six months ended June 30, 2019. This increase was primarily due to an increase in performance marketing expenditures and the average number of sales and marketing employees by 114%. Additional demand during the COVID-19 pandemic as a result of the mobility restrictions was accompanied by an increase in the share of organic traffic, and as a result, we significantly decreased our sales and marketing expenses to 5% as a percentage of GMV in the six months ended June 30, 2020 from 10% in the six months ended June 30, 2019.

Technology and content. Our technology and content expenses increased by 11% to 1,962 million for the six months ended June 30, 2020 from 1,766 million for the six months ended June 30, 2019, primarily due to an increase in the average number of our research and development employees by 24% and increases in technology infrastructure costs. As a percentage of GMV, our technology and content expenses decreased to 3% in the six months ended June 30, 2020 from 6% in the six months ended June 30, 2019.

General and administrative. Our general and administrative expenses increased by 38% to 1,547 million for the six months ended June 30, 2020 from 1,119 million for the six months ended June 30, 2019, mainly due to an increase in the average number of employees in general corporate functions by 93%. As a percentage of GMV, our general and administrative expenses decreased to 2% in the six months ended June 30, 2020 from 4% in the six months ended June 30, 2019.

Interest expense, net

Our net interest expense increased by 161% to 680 million for the six months ended June 30, 2020 from 261 million for the six months ended June 30, 2019, due to the increase in the outstanding amount of our borrowings and additional interest expense on new lease liabilities.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Below is our revenue, broken down by source, for the years ended December 31, 2019 and 2018 and as a percentage of total revenue:

	For the year ended December 31,
	2019	2019	2018	2018
	( in millions)	(% of revenue)	( in millions)	(% of revenue)
Revenue
Sales of goods	53,487	89	33,920	91
Service revenue	6,617	11	3,300	9

Marketplace commission	2,132	4	45	—
Delivery services	1,758	3	1,595	4
Advertising services	1,421	2	282	1
Travel ticketing commission	1,187	2	1,274	3
Other revenue	119	—	104	—

Total revenue	60,104	100	37,220	100

Our total revenue increaed by 61% to 60,104 million for the year ended December 31, 2019 from 37,220 million for the year ended December 31, 2018, driven by an increase from both sales of goods and service revenue.

Sales of goods. Our sales of goods increased by 58% to 53,487 million for the year ended December 31, 2019 from 33,920 million for the year ended December 31, 2018. This increase is primarily attributable to the growth in the number of active buyers to 7.9 million for the year ended December 31, 2019 from 4.8 million for the year ended December 31, 2018 and the increase in their purchase frequency to 4.1 orders for the year ended December 31, 2019 from 3.2 orders for the year ended December 31, 2018, offset by the decrease in average spend per order by 8% in the year ended December 31, 2019, compared to the year ended December 31, 2018.

In the year ended December 31, 2019, we experienced significant growth across all major product categories. Electronics contributed 30%, food contributed 13%, FMCG contributed 12%, pharmacy contributed 9% and petcare contributed 8% to the overall increase in sales of goods in the year ended December 31, 2019, compared to the year ended December 31, 2018.

Service revenue. Our service revenue increased by 101% to 6,617 million for the year ended December 31, 2019 from 3,300 million for the year ended December 31, 2018, primarily driven by our Marketplace launch in September 2018, which also led to an increased demand for our advertising services.

Our Marketplace commission revenue increased by 2,087 million to 2,132 million for the year ended December 31, 2019 from 45 million for the year ended December 31, 2018. This increase is primarily attributable to the growth in Marketplace GMV to 14,044 million for the year ended December 31, 2019 from 365 million for the year ended December 31, 2018 and an increase in the effective Marketplace commission fee rate to 15.2% for the year ended December 31, 2019 from 12.3% for the year ended December 31, 2018.

The following product categories contributed to the total of 2,087 million increase in Marketplace commission for the year ended December 31, 2019, compared to the year ended December 31, 2018: home and decor contributed 22%, children’s goods contributed 16%, electronics contributed 13%, apparel contributed 13% and health and beauty contributed 11%.

Operating expenses

Below are our operating expenses, broken down by source, for the years ended December 31, 2019 and 2018 and as a percentage of total operating expenses and of GMV:

		For the year ended December 31,
	2019	2019	2019	2018	2018	2018
	( in millions)	(% of operating expenses)	(% of GMV)	( in millions)	(% of operating expenses)	(% of GMV)
Operating expenses
Cost of sales	(48,845)	62	—	(27,662)	64	—
Fulfillment and delivery	(16,808)	21	21	(8,232)	19	20
Sales and marketing	(7,153)	9	9	(3,335)	8	8
Technology and content	(3,520)	4	4	(2,123)	5	5
General and administrative	(2,390)	4	3	(1,742)	4	4

Total operating expenses	(78,716)	100	97	(43,094)	100	103

Our total operating expenses increased by 83% to 78,716 million for the year ended December 31, 2019 from 43,094 million for the year ended December 31, 2018, representing increases in all categories of our operating expenses. As a percentage of GMV, our operating expenses decreased to 97% in the year ended December 31, 2019 from 103% in the year ended December 31, 2018.

Cost of sales. Our cost of sales increased by 77% to 48,845 million for the year ended December 31, 2019 from 27,626 million for the year ended December 31, 2018. This increase reflects the increased volume of goods sold and change in our product mix, which was partially offset by a decrease in our prices introduced to stimulate revenue growth, leading to an increase in our gross profit by 18% to 11,259 million for the year ended December 31, 2019 from 9,558 million for the year ended December 31, 2018.

Fulfillment and delivery. Our fulfillment and delivery costs increased by 104% to 16,808 million for the year ended December 31, 2019 from 8,232 million for the year ended December 31, 2018. This increase was primarily due to the expansion of our fulfillment and delivery network, which resulted in an increase in the average number of our employees and outsourced personnel by 89%, resulting in a 3,751 million increase in employee-related and outsourcing costs, third-party expenses related to fulfillment and delivery activities as a result of increased volumes and depreciation charges of the new fulfillment facilities, primarily due to the launch of our major fulfillment center in the Moscow region. As a percentage of GMV, our fulfillment and delivery expenses increased to 21% in the year ended December 31, 2019 from 20% in the year ended December 31, 2018.

Sales and marketing. Our sales and marketing expenses increased by 114% to 7,153 million for the year ended December 31, 2019 from 3,335 million for the year ended December 31, 2018. As a percentage of GMV, our sales and marketing expenses increased to 9% in the year ended December 31, 2019 from 8% in the year ended December 31, 2018. This increase was mainly due to an increase in buyer acquisition costs, in particular through an increase in digital advertising and offline media campaigns and an increase in the average number of sales and marketing employees by 81% in the year ended December 31, 2019, compared to the year ended December 31, 2018.

Technology and content. Our technology and content expenses increased by 66% to 3,520 million for the year ended December 31, 2019 from 2,123 million for the year ended December 31, 2018, primarily due to the increase in the average number of our research and development employees by 49%, as we invested in improving our seller and buyer experience and our technology and data capabilities in order to accelerate our platform development. As a percentage of GMV, our technology and content expenses decreased to 4% in the year ended December 31, 2019 from 5% in the year ended December 31, 2018.

General and administrative. Our general and administrative expenses increased by 37% to 2,390 million for the year ended December 31, 2019 from 1,742 million for the year ended December 31, 2018, mainly due to an increase in the average number of employees in general corporate functions by 39%. As a percentage of GMV, our general and administrative expenses decreased to 3% in the year ended December 31, 2019 from 4% in the year ended December 31, 2018.

Interest income/(expense), net

For the year ended December 31, 2019, our net interest expense was 801 million, compared to net interest income of 129 million for the year ended December 31, 2018. This increase in expense was primarily due to the interest expense on lease liabilities recognized from January 1, 2019 as a result of the IFRS 16 adoption from January 1, 2019. Please also refer to note 2.3 of our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Quarterly Data

The following table sets forth certain unaudited financial data for each fiscal quarter for the periods indicated. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown. This information should be read in conjunction with the our consolidated financial statements for the year ended December 31, 2019 and interim condensed consolidated financial statements for the three and six months ended June 30, 2020 and related notes thereto appearing elsewhere in this prospectus. Our quarterly results are not necessarily indicative of future operating results.

	2019				2020
( in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
Revenue:
Sales of goods	10,898	11,592	12,670	18,327	17,132	19,028
Service revenue	1,324	1,135	1,540	2,618	2,815	5,187

Total revenue	12,222	12,727	14,210	20,945	19,947	24,215

Operating expenses:
Cost of sales	(10,122)	(10,622)	(11,140)	(16,961)	(15,264)	(16,519)
Fulfillment and delivery	(3,129)	(3,337)	(4,175)	6,167)	(6,406)	(6,788)
Sales and marketing	(1,398)	(1,548)	(1,852)	(2,355)	(2,084)	(2,066)
Technology and content	(893)	(873)	(810)	(944)	(940)	(1,022)
General and administrative	(550)	(569)	(569)	(702)	(773)	(774)

Total operating expenses	(16,092)	(16,949)	(18,546)	(27,129)	(25,467)	(27,169)

Operating loss	(3,870)	(4,222)	(4,336)	(6,184)	(5,520)	(2,954)

Total non-operating (expense)/income	(268)	(119)	(241)	(339)	(177)	(403)

Loss before income tax	(4,138)	(4,341)	(4,577)	(6,523)	(5,697)	(3,357)

Income tax benefit	—	16	7	193	7	69

Loss for the period	(4,138)	(4,325)	(4,570)	(6,330)	(5,690)	(3,288)

Non-IFRS Measures(1)

	2019				2020
( in millions)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
Contribution Profit/(Loss)	(1,029)	(1,232)	(1,105)	(2,183)	(1,723)	908
Adjusted EBITDA	(3,297)	(3,642)	(3,631)	(5,262)	(4,486)	(1,796)
Free Cash Flow	(3,851)	(8,304)	(3,052)	(4,740)	(3,991)	(4,497)

(1)

See the definitions and reconciliations of the non-IFRS measures to the applicable IFRS measures in “Selected Consolidated Historical Financial and Other Data—Non-IFRS Measures.” Also see the discussions in “Presentation of Financial and Other Information” and “—Key Indicators of Operating and Financial Performance.”

Other Data

	2019				2020
( in millions, unless indicated otherwise)	First quarter	Second quarter	Third quarter	Fourth quarter	First quarter	Second quarter
GMV	14,742	15,909	19,480	30,684	31,643	45,750
Share of Marketplace GMV, %	5.6	10.5	19.1	25.5	32.6	47.4
Gross profit	2,100	2,105	3,070	3,984	4,683	7,696
Gross profit as a percentage of GMV, %	14.2	13.2	15.8	13.0	14.8	16.8
Contribution Profit/(Loss) as a percentage of GMV, %	(7.0)	(7.7)	(5.7)	(7.1)	(5.4)	2.0
Adjusted EBITDA as a percentage of GMV, %	(22.4)	(22.9)	(18.6)	(17.1)	(14.2)	(3.9)
Number of orders, million	4.8	6.3	8.2	12.5	13.1	14.6
Number of active buyers, million	5.3	5.8	6.6	7.9	9.0	10.2
Number of active sellers	1,320	2,777	4,378	6,418	9,201	13,458

Liquidity and Capital Resources

As of June 30, 2020, we had cash and cash equivalents of 6,500 million. Our cash and cash equivalents consist primarily of cash in bank accounts and deposits.

Historically, we have financed our operations primarily through equity issuances and convertible loans. Our primary requirements for liquidity and capital are general corporate purposes, capital expenditures and operating expenses dedicated to the expansion of our business.

Our liquidity may be materially affected by:

•

the seasonality of the business. In particular, we experience a seasonal uplift in our sales volumes during the New Year season in December, as well as Black Friday sales in November. Therefore, we typically expect a material part of cash inflow from the working capital change to be generated during the quarter ended December 31 of each respective year;

•	scheduled repayment of our debt obligations, for example, the short-term credit facility from Sberbank Investments Limited (see “—Borrowings—Bank loans”);

•

our fulfillment infrastructure expansion program and the timing of the corresponding capital expenditures, in particular those that we do not lease from third-party contractors but instead finance in accordance with our capital structure with a mix of debt and equity resources; and

•	our investments in growing our customer base.

We believe that, based on our current operating plan, our existing cash and cash equivalents, together with the proceeds of this offering, will be sufficient to meet our anticipated cash needs to finance capital expenditures and operating expenses dedicated to business expansion for at least the next twelve months. Although we believe that, following the completion of this offering, we will have sufficient cash and cash equivalents to cover our capital expenditures, operating expenses and working capital needs in the ordinary course of business and to continue to expand our business, we may, from time to time, explore additional financing sources.

Working Capital

Our working capital is mainly comprised of trade accounts payable and inventory. The primary movements in our working capital are discussed below.

Our accounts payable mainly include trade payables for products purchased from suppliers and payables to third-party sellers on our Marketplace. As of June 30, 2020 and 2019, our accounts payable amounted to 18,931 million and 13,013 million, respectively. As of December 31, 2019 and 2018, our accounts payable amounted to 21,242 million and 12,509 million, respectively. These changes reflect significant growth in the scale of our business and seasonality of our operating cycle.

Our inventories mainly include merchandise held for resale, adjusted for write-downs and losses of inventories. As of June 30, 2020 and 2019, we had 8,357 million and 9,154 million of inventories, respectively. The decrease is primarily attributable to the changes in the mix of product categories, the mix between Direct Sales and Marketplace sales and additional inventory provisions recognized. As of December 31, 2019 and 2018, we had 10,774 million and 6,339 million of inventories, respectively, which reflects growth in our Direct Sales business in the year ended December 31, 2019.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2020 and 2019 and the years ended December 31, 2019 and 2018:

( in millions)	For the six months ended June 30,		For the year ended December 31,
	2020	2019	2019	2018
Net cash used in operating activities	(4,517)	(10,217)	(14,312)	(3,599)
Net cash used in investing activities	(2,983)	(1,477)	(4,539)	(2,863)
Net cash generated from financing activities	10,953	10,153	19,335	5,270

Net cash used in operating activities

During the six months ended June 30, 2020, we used 4,517 million in our operating activities, compared to 10,217 million during the six months ended June 30, 2019, primarily due to an improvement in our working capital. In particular, during the six months ended June 30, 2020, we had faster inventory turnover and an increase in buyer advances led by our revenue growth, which was partially offset by a decrease in accounts payable.

During the year ended December 31, 2019, we used 14,312 million in our operating activities, compared to 3,599 million during the year ended December 31, 2018, mainly due to an increase in operating loss excluding non-cash charges and net negative working capital movements.

Net cash used in investing activities

During the six months ended June 30, 2020, we used 2,983 million in our investing activities, compared to 1,477 million during the six months ended June 30, 2019, primarily due to an increase in our capital expenditures, as we continued to invest in our fulfillment and delivery infrastructure.

During the year ended December 31, 2019, we used 4,539 million in our investing activities, compared to 2,863 million during the year ended December 31, 2018, mainly due to an increase in our capital expenditures, in particular, purchasing additional warehouse equipment, as we launched our new fulfillment center in the Moscow region in 2019.

Net cash generated by financing activities

During the six months ended June 30, 2020, we generated 10,953 million from our financing activities, compared to 10,153 million during the six months ended June 30, 2019. During the six months ended June 30, 2020, we received 6,171 million in convertible loans from our shareholders and 5,977 million in bank loans, compared to the six months ended June 30, 2019, when we mainly received financing from the proceeds of a convertible loan issuance.

During the year ended December 31, 2019, we generated 19,335 million from our financing activities, compared to 5,270 million during the year ended December 31, 2018. Cash generated by financing activities in both years primarily represented the proceeds received from the issuance of convertible loans and equity.

Capital Expenditures

Our capital expenditures for the six months ended June 30, 2020 and 2019 were 3,107 million and 1,665 million, respectively. Our capital expenditures for the years ended December 31, 2019 and 2018 were 4,768 million and 2,565 million, respectively.

Our capital expenditures mainly included payments for warehouse equipment, computer equipment and other hardware, as we expand our business and our fulfillment and delivery infrastructure and invest in technology to support anticipated growth of our business.

Borrowings

Bank loans

In March 2020, we received a one-year loan in the principle amount of 6,000 million with an effective interest rate of 15% per annum from Sberbank Investments Limited. The loan is secured by, among other things, a pledge of 100% of the shares in our key operating subsidiary, Internet Solutions LLC, and our Russian holding company, Ozon Holding LLC.

Convertible loans

In August 2019, we entered into a convertible loan agreement with Princeville Global eCommerce Investments I Limited. The total principal amount under this agreement is 3,500 million. The applicable interest rate is 10% per annum, with the interest accrued from the date of remittance until December 27, 2019 in accordance with the terms of the convertible loan agreement. The loan has no stated maturity. The loan, together with all accrued interest, is convertible into our ordinary shares under certain conditions or repayable in cash at the discretion of the lender upon occurrence of specific liquidity events, including the consummation of this offering.

Equipment financing

In June 2019, we entered into a sale and leaseback transaction with respect to our warehouse equipment with UniCredit Leasing LLC. We continued to account for the warehouse equipment as part of our property, plant and equipment and recognized a financial liability equal to the transfer proceeds.

See “Related Party Transactions—Loans from Shareholders” for the discussion of our borrowings from the existing shareholders.

Contractual Obligations and Commitments

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of the year ended December 31, 2019:

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Trade and other payables	—	21,242	—	—	—	21,242
Borrowings	3,840	110	166	—	—	4,116
Lease liabilities	—	2,737	5,042	3,183	1,613	12,575
Accrued expenses	—	907	—	—	—	907

Total	3,840	24,996	5,208	3,183	1,613	38,840

We had no contingent liabilities or material commitments for capital expenditures as at December 31, 2019 and 2018.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements during the years ended December 31, 2019, 2018 and the six months ended June 30, 2020.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For a detailed discussion and sensitivity analyses of our exposure to these risks, see note 25.2 to our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Critical Accounting Policies and Significant Judgments, Estimates and Assumptions

We prepare our financial statements in accordance with IFRS as adopted by the IASB, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenue and expenses during each fiscal period. Critical accounting policies are defined as those policies that are reflective of significant judgments, estimates and uncertainties, which would potentially result in materially different results under different assumptions and conditions. Based on this definition, we have identified the critical accounting policies and significant judgments addressed below. We also have other accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results, but the impact of these estimates, judgments and assumptions on our financial condition or operating performance is not considered material. Please see these policies in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

We regularly evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. We believe the following accounting policies involve the most significant judgments, estimates and assumptions used in the preparation of our financial statements.

Inventory valuation

Inventories, consisting of products available for sale, are primarily accounted for using the weighted average cost method and are valued at the lower of cost or net realizable value. The valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to our buyers, returns to suppliers or liquidations and expected recoverable values at disposition. These future disposition assumptions are inherently uncertain, and changes in our estimates and assumptions may cause us to realize material write-downs in the future. As a measure of sensitivity, for every 10% of additional inventory valuation allowance as of June 30, 2020, we would have recorded an additional cost of sales of approximately 110 million.

Deferred tax assets

Significant management judgment about the timing of future events, including the expectations of future taxable income, available tax planning strategies and other relevant factors, is required in determining whether the realization of deferred tax assets is probable. We recognize deferred tax assets arising from unused tax losses only to the extent that there is convincing evidence that sufficient taxable income will be available against which the unused tax losses may be utilized. We have determined that sufficient convincing evidence is not available and, therefore, a deferred tax asset of 7,212 million was not recognized as of June 30, 2020. If actual events differ from our estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact our results of operations.

New Standards, Interpretations and Amendments Adopted by Us

As at January 1, 2019, we applied IFRS 16 Leases for the first time. Several other amendments and interpretations apply for the first time in 2020 but do not have an impact on our consolidated financial statements. We have not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

We adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. We elected to use the transition practical expedient method allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. We also elected to use the recognition exemptions for leases of low-value assets.

Nature of the effect of adoption of IFRS 16. We have lease contracts of office premises, warehouses, vehicles, pick-up points and sorting centers. Before the adoption of IFRS 16, we classified each lease (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group, otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by us.

Below are our new accounting policies upon adoption of IFRS 16, which have been applied from the date of initial application.

Right-of-use assets

We recognize right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred and lease payments made at or before the commencement date less any lease incentives received. Unless we are reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, we recognize lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by us and payments of penalties for terminating a lease, if the lease term reflects our exercise of the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period on which the event or condition that triggers the payment occurs.

Summary impact on our consolidated statements of financial position and consolidated statements of profit or loss and other comprehensive income

As a result of IFRS 16 adoption, certain items in our consolidated statements of financial position and consolidated statements of profit or loss and other comprehensive income as of and for the years ended December 31, 2019 and 2018, including right-of-use assets, lease liabilities, depreciation and interest expenses included elsewhere in this prospectus are not necessarily comparable. For the detailed description of IFRS 16 adoption and its impact on presentation of our financial position and results of operations please refer to note 2.3 of our consolidated financial statements for the year ended December 31, 2019 included elsewhere in this prospectus.

Internal Control over Financial Reporting

In the course of preparing our financial statements for the years ended December 31, 2019 and 2018, we identified control deficiencies that we concluded represented a material weakness in our internal control over financial reporting. The material weakness identified for the years ended December 31, 2019 and 2018 relates to information technology general controls, specifically (i) insufficient controls over user access rights and segregation of duties within our information systems and (ii) insufficient controls over change management of our information systems. To address our material weakness, in 2020, we developed and have begun a remediation plan that includes the following activities: (i) hiring additional personnel dedicated to carrying out regular independent monitoring of information technology general controls, (ii) establishing an access policy for our information systems, (iii) improving controls over access rights management, including reviews of current access rights, user roles and access management procedures, and (iv) implementing change management control procedures for our information systems. We will not be able to fully remediate this material weakness until these steps have been completed and have been operating effectively for a sufficient period of time.

In addition, in the course of preparing our financial statements for the year ended December 31, 2019, we identified a control deficiency related to the stock taking procedure in our new fulfillment center that we concluded represented a significant deficiency in our internal control over financial reporting. To address our significant deficiency, we developed and have begun a remediation plan to make necessary changes to our warehouse management software to support full-scale stock taking procedure.

However, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weakness and significant deficiency in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses or significant deficiencies. See “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of the ADSs—We have identified a material weakness and a significant deficiency in our internal control over financial reporting, and if our remediation of such material weakness and significant deficiency is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.”

JOBS Act

We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (ii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

OUR INDUSTRY

Macroeconomic Overview

Russia has the eleventh largest economy in the world, with strong economic fundamentals, including a total GDP of approximately $1.7 trillion in 2019 and the highest GDP per capita based on purchasing power parity (PPP) among the BRIC countries in 2019, according to Euromonitor. Russia is the ninth most populous country, with a population of 147 million as of December 31, 2019, according to Rosstat.

Russia has the largest number of internet users among European countries and the seventh largest number of Internet users in the world, with approximately 113 million users, an internet penetration rate of 83% and a possession of smartphones rate (defined as the proportion of households that own a smartphone within a particular period) of 75% on average, for the year ended December 31, 2019, according to Euromonitor. The country’s telecommunications infrastructure, which provides nationwide internet coverage, has facilitated the online migration of Russia’s consumer economy. The internet has become an integral part of the Russian consumer’s lifestyle. The rate at which the offline to online migration of commerce is taking place, combined with a large population and strong macroeconomic fundamentals, are key pillars of the growth drivers for the Russian e-commerce market.

Key Russian Macroeconomic Indicators(1)

	Year ended December 31,
	2016	2017	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Population (millions)	146.5	146.8	146.9	146.8	146.8	146.6	146.8	146.8	146.8	146.8
Real GDP growth year-on-year (%)	0.2%	1.8%	2.5%	1.3%	(3.9%)	3.3%	3.4%	3.0%	3.1%	3.1%
Consumer Price Index year-on-year (%)	7.1%	3.7%	2.9%	4.5%	3.2%	3.6%	3.9%	4.0%	4.0%	4.0%

(1)	Data for population as of December 31

Source: INFOLine for Consumer Price Index, Rosstat for Population, Ministry of Economics Development for Real GDP Growth

GDP per Capita by Country Year Ended December 31, 2019 (‘000 $(1), PPP)	Number of Internet Users by Country As of December 31, 2019 (millions)

(1)	Based on purchasing power parity (“PPP”).
(2)	Average for year ended December 31, 2019 for the United States, India and Brazil, as of December 31, 2019 for Russia and other countries.

Source: Euromonitor International Limited for GDP per Capita and Number of Internet Users, Rosstat for Population in Russia

Internet Penetration by Country As of December 31, 2019 (%)	Possession of Smartphones (1) by Country As of December 31, 2019 (%)

(1)	% of households.

Source: Euromonitor International Limited

Impact of COVID-19 and Projected Recovery of the Russian Economy

According to the Ministry of Economic Development, Russia experienced growth in real GDP from 2016 to 2019, with a CAGR of 1.9%. Russia’s real GDP growth in 2020 is expected to be adversely impacted by the COVID-19 pandemic. Recent macroeconomic forecasts by the Ministry of Economic Development suggest that the Russian economy will contract by approximately 3.9% in 2020, although its projections also indicate a strong and rapid recovery as soon as in 2021, followed by real GDP growth with a CAGR of 3.1% from 2021 to 2025. According to the CBR, the Russian government and the CBR aim to provide the necessary liquidity to support the Russian economy during the pandemic, with international reserves at an all-time high of approximately $592 billion as of July 31, 2020.

Russian Retail Market

We define our market opportunity by reference to the TAM that we believe we can address over the long-term. Our core addressable market is the Russian retail market, which was the fourth largest retail market in Europe, totaling 33.6 trillion in 2019 and projected to total 46.2 trillion in 2025, according to INFOLine.

According to INFOLine, the Russian retail market grew at an average CAGR of 6% from 2016 to 2019, but is expected to contract by approximately 1% in 2020 due to the economic impact of the COVID-19 pandemic. INFOLine projects that the Russian retail market will recover in 2021, and grow at a CAGR of approximately 6% from 2021 to 2025, driven primarily by the growth of real disposable income and consumer lending.

Russian Retail Market Size

	Year ended December 31,
	2016	2017	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Retail Market ( trillions)	28.2	29.7	31.6	33.6	33.4	36.1	38.5	41.0	43.5	46.2
% Growth	2.6%	5.3%	6.2%	6.5%	(0.7%)	8.1%	6.8%	6.4%	6.2%	6.1%

Source: INFOLine

Retail Market Size by Country

Retail Market Size(1), $ billions(2) (Year ended December 31, 2019)

(1)

Total retail market size for Russia is based on INFOLine data and includes automotive, automotive parts and fuel among other categories. Total retail market size for other countries is based on Euromonitor data and excludes automotive, automotive parts and fuel categories

(2)

Converted into U.S. Dollars using 2019 average exchange rates as per Euromonitor data: 64.668 per $1, 6.908 Chinese yuan per $1, 70.421 Indian rupees per $1, 3.840 Polish zloty per $1, 3.944 Brazilian reals per $1, 0.784 Pound sterling per $1 and €0.893 per $1.

Source: INFOLine from Euromonitor International Limited (research edition 2020) and internal data

The Russian retail market is highly fragmented, with the top ten retail businesses, including both online and offline, accounting for 25% of the total retail sales in the country in 2019, according to INFOLine. This figure compares to 42%, 40% and 35% in 2019 in the United Kingdom, Germany and the United States, respectively, based on Euromonitor data. According to INFOLine, the highly fragmented state of the Russian retail market places leading multi-category e-commerce businesses in a strong position to gain market share from small online and offline businesses. Small businesses generally have a relatively limited assortment of products, less attractive value proposition and generally do not provide a convenient shopping experience, compared to multi-category businesses that generally have a broader assortment of products and stronger value proposition for consumers, which gives online multi-category businesses a competitive advantage over smaller businesses, according to INFOLine.

Russian E-commerce Market is at the Early Stage of its Development

The size of Russia’s e-commerce market was 2.0 trillion in 2019 and is expected to reach 2.7 trillion in 2020, according to INFOLine. With the support of favorable underlying fundamentals, such as a developed nationwide internet infrastructure, a high possession of smartphones rate and relatively high purchasing power (on a PPP basis) compared to other BRIC countries, Russia’s e-commerce market has demonstrated sustained growth and has grown at a faster rate than the overall retail market, with a CAGR of approximately 24% from 2016 to 2019, compared to a CAGR of approximately 6% for the overall retail market from 2016 to 2019, according to INFOLine. As a result, the e-commerce market penetration rate in Russia increased from 3.7% in 2016 to 6.0% in 2019. Nevertheless, the e-commerce market in Russia remains underpenetrated compared to other developed markets and China.

E-commerce Penetration of Retail Market by Country

Year ended December 31, 2019, %

(1)

Converted into U.S. Dollars using 2019 average exchange rates as per Euromonitor data: 64.668 per $1, 6.908 Chinese yuan per $1, 70.421 Indian rupees per $1, 3.840 Polish zloty per $1, 3.944 Brazilian reals per $1, 0.784 Pound sterling per $1 and €0.893 per $1.

Source: INFOLine from Euromonitor International Limited (research edition 2020) and internal data. Numbers for Russia are based on INFOLine. Numbers for other countries are based on Euromonitor.

According to INFOLine, the historically slow development of the Russian e-commerce market was mainly due to several factors, including:

•	lack of trusted delivery and fulfillment operators providing e-commerce businesses with nationwide coverage at reasonable prices;

•	limited e-commerce fulfillment and logistics infrastructure development as a result of historically limited investments by Russian e-commerce businesses;

•	prevalence of consumer reliance on the cash-on-delivery payment method; and

•	widespread perception by consumers that e-commerce transactions are complicated and not secure.

According to INFOLine, a number of developments have softened the impact of the aforementioned factors that were hindering the development of the Russian e-commerce market:

•	large investments in logistics infrastructure by domestic multi-category businesses that have facilitated the expansion of operations into Russian regions where e-commerce penetration is lower;

•	generational shift in habits as younger consumers are more accustomed to e-commerce, leading to an increase in the frequency of online shopping;

•	increase of the number of people who shop online, across all generations;

•	emergence of FMCG among fast-growing product categories in e-commerce and its positive impact on order frequency;

•	increase in consumer trust in internet transactions, including online purchases;

•	increase in bank card penetration and significant improvements in the accessibility and the spread of Fintech payment technologies; and

•

emergence of the online marketplace business model, where different retailers sell their products on a single online platform. This model provides merchants with easy and cost efficient access to a larger buyer base via online distribution channels.

Generational Shift

According to INFOLine, the generational shift in Russia, coupled with an overall increase in e-commerce transactions by consumers in Russian e-commerce, will result in the growth of consumers across all age groups. Based on INFOLine estimates, the number of e-commerce consumers in Russia is expected to grow at a CAGR of 17% from 2019 to 2025, and will encompass 58% of the total population in Russia in 2025, compared to 22% in 2019.

Number of Active Buyers in Russian E-commerce

	As of December 31,
	2016	2017	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Number of Active Buyers (millions)	21	24	30	33	40	46	55	63	73	84
% of Total Population	14%	17%	20%	22%	27%	31%	37%	43%	50%	58%

Source: INFOLine

E-commerce Penetration in Russia by Age Group

	Year ended December 31,
Age Group	2016	2017	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Below 19	7.2%	8.5%	9.3%	11.6%	15.5%	18.0%	22.2%	26.3%	30.4%	35.3%
20–30	5.0%	5.9%	6.8%	8.2%	11.1%	12.2%	15.0%	16.6%	18.4%	20.7%
31–45	4.1%	4.7%	5.5%	6.6%	9.0%	10.1%	12.5%	14.3%	16.3%	18.5%
46–60	2.7%	3.2%	3.7%	4.5%	6.2%	7.1%	8.4%	9.9%	11.3%	13.1%
60+	0.8%	0.9%	1.1%	1.4%	1.9%	2.4%	3.4%	4.3%	5.3%	6.8%
Total	3.7%	4.3%	5.0%	6.0%	8.1%	9.1%	11.2%	12.8%	14.5%	16.5%

Source: INFOLine

Fulfillment and Logistics Infrastructure Development

According to INFOLine, a number of major domestic e-commerce businesses in Russia have invested in their own logistics and fulfillment infrastructure over the recent years. For example, since 2017, several major Russian domestic e-commerce marketplaces have significantly expanded their pick-up points network, which has become significantly larger than the pick-up points networks of third-party operators.

Key Pick-up Infrastructure Operators in Russia

Number of Own Pick-up Points and Lockers, ‘000

Source:	INFOLine

According to INFOLine, several Russian online marketplaces expanded their fulfillment footprint by increasing their total fulfillment space from approximately 88,000 square meters in 2016 to approximately 491,000 square meters in 2019.

Fulfillment Space of Russian Online Marketplaces(1) by Region

As of December 31, ‘000 square meters

(1)	Includes Wildberries, OZON, Lamoda, Beru, AliExpress Russia.

Source:	INFOLine

Development of E-commerce in Russian Regions

According to INFOLine, the development of e-commerce in the Russian regions, and in small and medium-sized cities in particular, will be one of the key growth drivers of the e-commerce market in Russia. Historically, domestic e-commerce businesses had a smaller presence in the regions, which resulted in the Russian regions remaining significantly underpenetrated, according to INFOLine. According to INFOLine, this has started to change as a result of major Russian domestic e-commerce businesses developing their regional fulfillment infrastructures in order to meet the increasing demand in the e-commerce market. According to INFOLine estimates, small and medium-sized cities and rural areas in the Russian regions accounted for 68% of the total Russian retail market in 2019.

E-commerce Penetration in Russia by Region

	Year ended December 31,
Region	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Moscow	12.8%	15.2%	19.5%	22.2%	23.9%	25.8%	26.7%	27.9%
St. Petersburg	8.9%	10.5%	13.6%	15.9%	18.2%	19.7%	21.7%	23.2%
Cities with a Population of over 1 million	6.7%	8.4%	11.1%	12.8%	14.9%	17.0%	19.0%	20.4%
Other Cities	2.9%	3.6%	5.2%	6.3%	7.8%	9.3%	11.0%	13.5%
Rural Population	2.0%	2.5%	3.6%	4.5%	6.0%	7.4%	9.4%	11.7%
Total	5.0%	6.0%	8.1%	9.1%	11.2%	12.8%	14.5%	16.5%

Source:	INFOLine

Emergence of New Categories in E-commerce

In the Russian e-commerce market, certain categories of products, such as electronics and apparel, have a higher e-commerce penetration than others. INFOLine expects the emergence of new categories of products, such as FMCG, gaining a foothold in the Russian e-commerce market to contribute to the overall growth of the e-commerce market in Russia.

Growth in Popularity of Online Payments

According to INFOLine, the share of total payments for e-commerce purchases that were made as prepayments grew significantly over recent years, with an increase to 64% in 2019 and 92% in three months ended June 30, 2020, from 37% in 2016.

Breakdown of Payments for E-commerce Purchases in Russia by Payment Method

	Year ended December 31,
Payment Method	2016	2017	2018	2019	2020F
Prepayments	37%	40%	51%	64%	83%
By Online Payment with a Bank Card – payment for online order via internet using bank card before the order is delivered	31%	33%	41%	51%	65%
By Other methods – payments via digital wallet, mobile payment systems, terminals, bank transfers and express payment systems before the order is delivered	6%	7%	10%	13%	18%
Payment on Delivery	63%	60%	49%	36%	17%
By Cash – payment to courier with cash upon delivery	29%	27%	21%	13%	6%
By Bank Card – payment to courier with bank card upon delivery	34%	33%	28%	23%	11%

Source:	INFOLine

According to INFOLine, as a result of these positive trends, including investments in logistics infrastructure by domestic multi-category businesses, growth in the number and frequency of orders placed by online shoppers and increase in bank card penetration and accessibility and spread of Fintech payment technologies, the Russian e-commerce market is expected to experience strong growth until 2025. The Russian e-commerce market is projected to increase to approximately 7.6 trillion by 2025 from 2.0 trillion in 2019, growing at a CAGR of 25%. E-commerce penetration in Russia is expected to grow to approximately 16.5% in 2025 from 6.0% in 2019, according to INFOLine.

Russian E-commerce Market Size and Penetration

	Year ended December 31,
	2016	2017	2018	2019	2020F	2021F	2022F	2023F	2024F	2025F
Russian E-commerce Market Size ( billions)	1,050	1,290	1,570	2,020	2,710	3,300	4,310	5,250	6,300	7,640
% Growth	22%	23%	22%	29%	34%	22%	31%	22%	20%	21%
Russian E-commerce Market Penetration (%)	3.7%	4.3%	5.0%	6.0%	8.1%	9.1%	11.2%	12.8%	14.5%	16.5%

Source:	INFOLine

Domestic Multi-category Businesses are Well Positioned to Gain Market Share in Russia

According to INFOLine, the Russian e-commerce market consists of four categories of business with different characteristics and business models:

Type of the Player	Key Characteristics	Share of E-commerce Market in 2019	Selected Businesses
Multi-category pure online businesses	• Wide assortment of products • Fast delivery through multiple delivery channels (courier, self-pickup points, parcel lockers) • Multiple payment options, including prepayment and post-payment • Russian-speaking customer support	18.3%	OZON, Wildberries, Beru

Single category-focused pure online businesses	• Limited assortment • Reasonable delivery speed through multiple delivery channels, mostly relying on third-party logistics services (courier, self-pickup points, parcel lockers) • Multiple payment options, including prepayment and post-payment • Russian-speaking customer support	23.3%	Lamoda, Citilink, Apteka.ru

Omni-channel businesses	• Brick-and-mortar retailers offering in-store pick-up of online orders • Product assortment is limited to what is available in store • Limited last-mile capability	29.2%	MVideo, Eldorado, DNS, Detsky Mir, IKEA

Type of the Player	Key Characteristics	Share of E-commerce Market in 2019	Selected Businesses

Cross-border businesses	• Deliveries generally take more than 2 weeks • No customer relationship management • Limited ability to return goods • Limitations on the weight and size of parcels • Customs duties over higher value parcels	29.2%	AliExpress, ASOS

Source:	INFOLine

Russian E-commerce Market Breakdown by Categories of Business

Year ended December 31, %

Source:	INFOLine

The size of Russia’s domestic e-commerce market, excluding cross-border e-commerce (the sale of products through e-commerce into the domestic market from sellers in other countries), was 1.4 trillion in 2019 and is expected to reach 2.1 trillion in 2020, according to INFOLine. Russia’s domestic e-commerce market grew at a CAGR of approximately 26% from 2016 to 2019, which was higher than the CAGR of cross-border e-commerce in Russia of approximately 20% in the same period. Driven by an expanding range of products available to consumers, shorter delivery times and more comprehensive customer support, domestic e-commerce businesses have been continuously growing their respective shares of Russia’s total e-commerce market since 2017 according to INFOLine. The share of cross-border e-commerce in Russia’s total e-commerce market has historically been higher than in other countries, primarily due to the historically underdeveloped logistics infrastructure and limited assortment of, and relatively high prices for, products of many domestic e-commerce businesses. INFOLine projects the domestic e-commerce market in Russia to grow at a CAGR of 30%, from 1.4 trillion in 2019 to 6.8 trillion by 2025, compared to a CAGR of only 6% for cross-border e-commerce in Russia by 2025. As a result, INFOLine projects that the share of the total e-commerce market in Russia, held by Russia’s domestic e-commerce businesses, will increase from 71% in 2019 to 89% by 2025.

Share of Cross-border E-commerce of Total E-commerce Market by Country

Year ended December 31, 2019, %

Source:	INFOLine from Euromonitor International Limited (research edition for 2020) and internal data. Numbers for Russia are based on INFOLine. Numbers for other countries are based on Euromonitor.

According to INFOLine, domestic multi-category businesses in Russia are well positioned to gain market share in the domestic e-commerce market, due to a number of competitive advantages that they have over other e-commerce businesses, such as their wide product range, developed logistics infrastructure and delivery capabilities across Russia, which enable faster delivery at a lower cost, relatively sophisticated and comprehensive customer support services and website, and mobile traffic advantages. As a result, INFOLine forecasts that the share of multi-category businesses in the Russian domestic e-commerce market is expected to grow from 26% in 2019 to 75% in 2025. As seen in other national markets, multi-category businesses generally become e-commerce market leaders, and INFOLine projects a similar trend in Russia.

Russian Domestic E-commerce Market Breakdown by Categories of Business

Year ended December 31, %

Source:	INFOLine

Share of Total E-commerce Market of the Top Three Multi-category Businesses by Country

Year ended December 31, 2019, %

(1)	Share of top three domestic multi-category companies in total e-commerce market for Russia

Source: INFOLine from Euromonitor International Limited (research edition for 2020) and internal data. Numbers for Russia are based on INFOLine data. Numbers for other countries are based on Euromonitor data.

According to INFOLine, in line with the trend in other countries, e-commerce marketplace businesses with hybrid business models that combine the direct sales and online marketplace models have a strong competitive advantage over other domestic e-commerce businesses. INFOLine expects that businesses operating under a combination of both models would benefit from both the availability of quality products and the diversity of assortment of products that they can offer. The marketplace model typically leads to a large catalog of products for sale by consolidating various categories of products typically offered by smaller businesses onto a single platform, which reaches a wider buyer base. The direct sales model ensures that customers have access to fast moving categories of products, such as FMCG, and products from top brands. INFOLine believes that this trend is shown in other countries where large e-commerce businesses operate under mixed models, including Amazon (with 58% of products in terms of GMV sold under the Marketplace model in 2018, according to Amazon data), JD.com (with 43% of products in terms of GMV sold under the Marketplace model in 2016, according to JD.com data), and B2W (with 64% of products in terms of GMV sold under the Marketplace model in 2019, according to B2W data).

Russian Domestic E-commerce Market is Fragmented

The Russian domestic e-commerce market is highly fragmented compared to other international markets, with the top three domestic e-commerce companies accounting for only 17% of the total e-commerce market and 24% of the domestic e-commerce market in terms of GMV, as of the year ended December 31, 2019, which is significantly lower compared to the market share of the top three e-commerce companies in some other countries, according to INFOLine.

Share of Total E-commerce Market of the Top Three Companies by Country

Year ended December 31, %

(1)	Share of top three domestic companies in total e-commerce market for Russia

Source: INFOLine from Euromonitor International Limited (research edition for 2020) and internal data. Numbers for Russia are based on INFOLine. Numbers for other countries are based on Euromonitor.

According to INFOLine, the Russian domestic market could accommodate several major e-commerce businesses in the long term, due to its significant size and high level of fragmentation, which would allow major businesses to consolidate market share by displacing smaller online stores and winning over customers who typically shop at offline retailers. INFOLine also observed a trend of market share consolidation as well as the co-existence of several domestic e-commerce market leaders in other emerging markets, namely Brazil, China and India:

•

Brazil: The market is concentrated around three major businesses, namely: Mercadolibre (23% market share), B2W (22% market share) and Magazine Luiza (10% market share), according to INFOLine and Euromonitor;

•	India: The market is concentrated around two businesses: Flipkart (44% market share) and Amazon (36% market share), according to INFOLine and Euromonitor; and

•	China: The market is concentrated around three businesses: Alibaba (43% market share), JD.com (29% market share) and PinDuoDuo (5% market share), according to INFOLine and Euromonitor.

Share of Total E-commerce Market of the Top Three Companies(1) by Country

Year ended December 31, %

(1)	Share of top three domestic companies in total e-commerce market for Russia

Source: INFOLine from Euromonitor International Limited (research edition for 2020) and internal data. Numbers for Russia are based on INFOLine data. Numbers for other countries are based on Euromonitor data.

In the six months ended June 30, 2020, we represented approximately 6.6% of the overall domestic Russian e-commerce market and were the leading multi-category e-commerce business in terms of offering the widest assortment of products and selection of delivery options, according to INFOLine. We also held strong positions across many product categories in the Russian e-commerce market in the same period.

COVID-19 Impact on the Russian E-commerce Market

During the six months ending June 30, 2020, the lockdown measures implemented by governments around the world to stem the spread of the COVID-19 pandemic accelerated the already occurring shift in consumer behavior towards an increasing reliance on online shopping. In the six months ended June 30, 2020, the COVID-19 pandemic contributed to the growth of the Russian e-commerce market, which grew by 51% compared to the six months ended June 30, 2019, and there was a 3.4% increase in e-commerce penetration in Russia compared to the same period in 2019. In 2020, the Russian e-commerce market is expected to grow by 34%, accompanied by an increase in e-commerce penetration to 8.1%, compared to 6.0% in the year ended December 31, 2019, according to INFOLine.

INFOLine believes that the COVID-19 pandemic will have a sustained and long-term impact on e-commerce penetration in Russia, fueled by an increase in the number of active buyers and growth in purchasing frequency. INFOLine expects approximately 3.3 trillion in e-commerce sales in Russia, cumulatively over the six-year period from 2020 to 2025, to be attributable to the impact of the COVID-19 pandemic. According to INFOLine, many consumers had to make their purchases online since brick and mortar shopping facilities were closed during the pandemic. Moreover, a number of them found e-commerce more convenient and started to make online prepayments for purchases more frequently. According to INFOLine estimates, the pandemic contributed to an increase in the number of consumers by approximately 4 million in 2020, and will contribute to an increase in the number of consumers by approximately 3 million in 2021. Based on INFOLine estimates, these increases in the number of consumers account for 12% and 9%, respectively, of the total number of consumers in 2019, and will account for more than 50% of the total increase in the number of consumers in 2020 and 2021, respectively.

BUSINESS

Overview

We are a leading e-commerce platform in the large, fragmented, underpenetrated and growing Russian e-commerce market. Over the years, we have become the most trusted and respected online retailer in the country, according to INFOLine, and our brand has become synonymous with online shopping for our approximately 10.2 million active buyers in Russia in the twelve months ended June 30, 2020. Our mission is to transform the Russian consumer economy by offering the widest selection of products, best value and maximum online shopping convenience among Russian e-commerce companies, while empowering sellers to achieve greater commercial success. We attribute our success to our focus on enhancing the buyer and seller experience, our nationwide logistics infrastructure, which is one of the largest among Russian e-commerce companies, according to INFOLine, and our cutting-edge technology and strong culture of innovation.

We connect and facilitate transactions between buyers and sellers on our Marketplace, which represented 41% of our GMV and 12% of our total revenue in the six months ended June 30, 2020. We also sell products directly to our buyers through our Direct Sales business, which represented 55% of our GMV and 82% of our total revenue in the six months ended June 30, 2020. We believe that this globally proven business model of an online marketplace for third-party sellers, complemented by a first-party business, allows us to offer Russian consumers the largest multi-category assortment of products, according to INFOLine, with more than 6 million SKUs, as of June 30, 2020, in categories ranging from electronics, home and decor and children’s goods to FMCG, fresh food and car parts, at competitive prices and with a wide range of delivery options. This business model also enables us to better manage our inventory and enhance the online shopping experience of our buyers for certain product categories and geographical regions through our Direct Sales business. In the six months ended June 30, 2020, 15% of our SKUs were offered through our Direct Sales business, while 85% of our SKUs were offered by our sellers through our Marketplace. Our growing base of approximately 13,500 active sellers, as of June 30, 2020, plays a key role in the expansion of our platform’s product catalog, providing over 85% of our total product assortment. We attract sellers to our platform with a strong value proposition that combines access to millions of our active buyers with a comprehensive set of tools and services for our sellers, such as sales management solutions with access to data analytics and advertising services, financial products and fulfillment and delivery services through our nationwide logistics infrastructure through our FBO and FBS logistics models. These seller-facing tools and services equip our sellers to attract more buyers, grow their sales and provide a seamless transaction and buyer experience.

We believe that we are one of the pioneers of e-commerce and the most recognized e-commerce brand in Russia, with a top-of-mind brand awareness of 32%, compared to 18% for our nearest competitor for the month of June 2020, according to INFOLine and BrandScience. In the twelve months ended June 30, 2020, our platform served approximately 10.2 million active buyers who placed an average of 4.7 orders during that period, an increase from approximately 5.8 million active buyers who placed an average of 3.5 orders in the twelve months ended June 30, 2019. The combination of our wide assortment of products (the largest selection in the Russian e-commerce market, according to INFOLine), competitive prices and seamless shopping experience, coupled with our brand reputation, enable us to attract more buyers to our platform, which, in turn, draws more sellers to our Marketplace, resulting in an expansion of our product catalog, and bolsters the retention and order frequency of our buyers.

We believe that this powerful network effect has allowed us to achieve faster growth than the Russian e-commerce market, which grew by 51% in the six months ended June 30, 2020 as compared to the same period in 2019, and compared to 29% in the year ended December 31, 2019 and 22% in the year ended December 31, 2018. Our GMV grew by 152% in the six months ended June 30, 2020, compared to our GMV in the same period in 2019, supported, to some extent, by the government imposed social-distancing measures related to the COVID-19 pandemic, compared to 93% in the year ended December 31, 2019 and 74% in the same period in 2018. Our GMV grew by 46% and 20% in the years ended December 31, 2017 and 2016, respectively. We reported a loss of 8,978 million in the six months ended June 30, 2020, compared to a loss of 8,463 million in the six months ended June 30, 2019. While the losses reported in the six months ended June 30, 2020 and 2019 remained broadly the same, our GMV increased by 152% in the six months ended June 30, 2020, compared to the six months ended June 30, 2019. Due to significant investements in our growth, we incurred losses of 19,363 million and 5,661 million in the years ended December 31, 2019 and 2018, respectively.

Our nationwide logistics infrastructure facilitates the fulfillment of products and delivery of parcels sold through both our Marketplace and our Direct Sales businesses in an efficient and reliable way. We have developed one of the largest and most sophisticated logistics infrastructures in the Russian e-commerce market, according to INFOLine, with nine fulfillment centers, including one of the largest fulfillment centers in Russia among e-commerce businesses, and our delivery infrastructure, consisting of approximately 43 sorting hubs, 7,500 parcel lockers, 4,600 pick-up points and 2,700 couriers, allowing us to provide what we believe to be one of the best online shopping experiences for our buyers in terms of cost, speed and convenience. We offer same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020.

We are a technology-driven company with a strong culture of innovation. Our secure and scalable technology infrastructure, developed by our in-house research and development team, provides the foundation for seamless buyer and seller experiences on our platform, as well as for our supply chain operations, business intelligence, traffic and search optimization, CRM operations and payments. We collect and analyze data to optimize our operations, personalize the shopping experience of our buyers and enable us, our buyers, our sellers and our logistics partners to make informed real-time decisions on our platform.

We believe our mobile-first approach makes shopping more convenient for our buyers, increases buyer retention, improves the efficiency and conversion rate of our marketing programs and accelerates the growth of our business. According to INFOLine, our Shopping App is one of the leading shopping apps in Russia by number of average monthly users, with approximately 10 million MAU on our Shopping App in the six months ended June 30, 2020, according to AppAnnie. The orders made through our Shopping App accounted for 70% of orders on our platform in the six months ended June 30, 2020, an increase from 51% of orders in the six months ended June 30, 2019. In the year ended December 31, 2019, 56% of orders on our platform were made through our Shopping App, an increase from 35% of orders in the year ended December 31, 2018 and 15% of orders in the year ended December 31, 2017.

We believe that developing complementary products and services will help us to grow our core business and our market share. We have developed and successfully launched financial products and services for buyers and sellers, advertising and logistics services for sellers and an online travel booking service through our

OZON.Travel business. We will continue to develop and enhance our existing products and services as well as expand our range of service offerings to our buyers and sellers, which will help us achieve our mission to contribute to the transformation of the Russian consumer economy. For example, one of our buyer-facing financial products, OZON.Card, our OZON-branded debit card, offers benefits to our buyers when it is used to make purchases. OZON.Card holders made an average of approximately three orders per month in the six months ended June 30, 2020, which is approximately 1.6 times more than the average monthly order frequency of our buyers who placed at least one order each month in the same period in 2020. As of September 30, 2020, approximately 260,000 OZON.Cards were activated, compared to approximately 57,000 OZON.Cards as of December 31, 2019 and fewer than 700 OZON.Cards as of June 30, 2019.

We believe we have achieved significant scale and aim to continue growing our business and achieving our goal of obtaining profitability. In the six months ended June 30, 2020, we had a GMV of 77,394 million, an increase of 152% compared to 30,651 million in the six months ended June 30, 2019. Our GMV in the year ended December 31, 2019 was 80,815 million, an increase of 93% from 41,888 million in the year ended December 31, 2018. We believe that our recent performance has demonstrated the economies of scale that our business model benefits from, allowing us to narrow our Contribution Loss to 815 million in the six months ended June 30, 2020 from 2,261 million in the six months ended June 30, 2019 and reduce our Contribution Loss as a percentage of GMV to 1.1% from 7.4% respectively. We believe this improvement in our performance is attributable to various positive developments affecting our business, such as improved purchasing terms on our platform, efficiency gains in fulfillment and delivery operations, the development of our FBS model, the reduction in marketing costs as a result of being able to leverage our brand power and strengthening buyer loyalty and the operating leverage effect on our fixed costs.

Our Strengths

We believe the following strengths have contributed, and will continue to contribute, to our success.

Leading e-commerce platform in Russia

We are a leading online shopping destination for buyers in Russia, according to INFOLine. Our business model, which is based on a globally proven e-commerce model that complements a marketplace of third-party sellers with a direct sales online retail business, enables us to offer our buyers the widest multi-category assortment of goods on the Russian e-commerce market, according to INFOLine, at competitive prices, and an extensive range of delivery options. Our Marketplace allows sellers to complement their product offerings with our high quality buyer support services, including flexible delivery options and our 24-hour contact center service.

We believe that we are well positioned to continue to benefit from the ongoing shift, from offline to online, of retail in Russia. According to INFOLine, the Russian e-commerce market is still significantly underpenetrated compared to other more developed e-commerce markets. E-commerce penetration in Russia was 6.0% in the year ended December 31, 2019, compared to 4.3% and 3.7% in the years ended December 31, 2017 and 2016, respectively.

In the six months ended June 30, 2020, we grew by 152% in terms of GMV compared to the six months ended June 30, 2019, which is approximately three times faster than the growth of the e-commerce market in Russia, which grew by 51% in the six months ended June 30, 2020, compared to the same period in 2019, according to INFOLine. We believe our growth was due to various factors, including our reputation as the “go-to” destination for online shopping in Russia. According to INFOLine and BrandScience, for the month of June 2020, OZON was the most recognized e-commerce brand in Russia with a top-of-mind brand awareness of 32%, compared to 18% for our closest competitor.

We believe that the loyalty of our buyers has strengthened in recent years. We review the performance of our active buyers on an annual cohort basis, where each cohort includes buyers who placed their first order in the relevant year. We track the number of orders placed by our buyers in each cohort. Buyer retention, which we calculate as the number of active buyers who placed an order on our platform in the year following their first order as a percentage of the applicable cohort base of buyers in that year, has increased over each of the past five years. Second-year buyer retention was 28% for our 2014 cohort in the year ended December 31, 2015, compared to 45% for our 2018 cohort in the year ended December 31, 2019. Annual order frequency has also increased. Buyers from our 2014 cohort, who continued to make purchases in 2019, placed an average of 6.5 orders in the year ended December 31, 2019, compared to 4.8 orders in the year ended December 31, 2018 and 3.5 orders in the year ended December 31, 2017. We plan to continue developing our initiatives to improve buyer loyalty and engagement, including our OZON Premium subscription, our OZON.Card and “Regular Delivery” (recurring) services.

The following charts show the retention and the number of annual orders placed per buyer (net of returns and cancellations) for our cohorts from 2014 to 2018.

As shown in the following charts, growth in active buyers was further augmented by the increasing GMV per buyer, with each new cohort performing better than previous ones and with each new cohort making a material contribution to total company GMV.

Source:	Company data
Note:

(1) Calculated as total GMV for particular year cohort divided by respective cohort number of active buyers as of year end. Number of active buyers is the number of unique buyers who placed an order on our platform within the 12 month period preceding the relevant date, net of returns and cancellations.

(2) Annual GMV generated by particular cohort in a specific year.

(3) Year 0 is the year in which the buyers of each cohort made their first order, while Year 1, Year 2, Year 3, Year 4 and Year 5 refer to the relevant subsequent years of each buyer cohort’s life.

Value proposition for buyers

Offering the widest assortment of quality products is one of the key pillars of our value proposition to buyers. On our platform, buyers have access to more than 6 million SKUs, as of June 30, 2020, comprising of both every day and upmarket products across one of the broadest product category ranges of all e-commerce companies in Russia, according to INFOLine, which includes electronics, home and decor, children’s goods, apparel, health and beauty, pharmacy, packaged food, FMCG, sport, pet care, books, car parts, furniture, fresh food and jewelry. Our sellers range from large retailers to SMEs, which collectively offer on our Marketplace the widest selection of goods in the Russian e-commerce market at competitive prices, according to INFOLine. We are regularly expanding the variety of products available to our buyers by attracting more sellers to our Marketplace.

We also seek to provide the best value for our buyers by offering products at competitive prices on our platform. Our proprietary pricing algorithm allows us to price our Direct Sales products competitively, as well as provide real-time pricing recommendations to our Marketplace sellers. We believe the growth of our seller base will intensify competition on our platform and lead to competitive pricing for the products across our many product categories, which will help us attract and retain more buyers and increase order frequency.

We aim to provide our buyers with one of the most convenient online shopping experiences in Russia with a combination of fast and reliable delivery services, high quality buyer support services and financial products.

According to INFOLine, we offer a wider variety of delivery options than any other e-commerce company in Russia, which includes courier delivery, collection from pick-up points and OZON.Box parcel lockers and delivery by Russian Post and other third-party delivery providers, providing our buyers with greater convenience when shopping on our platform. We offer same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg, and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020. Our commitment to high quality buyer services includes ensuring that buyers receive their parcels on time. Our On-Time ratio was more than 94% in the six months ended June 30, 2020, and reached 96% in the month of June 2020. Our ability to provide high quality services has led to high customer satisfaction. In the three months ended September 30, 2020, we received an NPS of 79 points, compared to 67 points for the three months ended September 30, 2019, based on our internal surveys provided to our buyers after they make a purchase, which demonstrates our ability to provide high quality services. We have also developed a suite of financial services, such as our OZON.Card, OZON.Account e-wallet and OZON.Installment buyer lending options. We believe that these offerings increase shopping convenience, payment flexibility and buyer loyalty, which we believe will lead to higher purchasing frequency on our platform.

Value proposition to sellers

We aim for our Marketplace to become the most attractive online gateway for sellers to access the estimated 40 million online shoppers in Russia in 2020, according to INFOLine. We have developed a sophisticated and intuitive seller-facing interface, “OZON.Seller,” which gives our sellers access to a broad set of tools to manage their sales on our Marketplace, including tools for inventory management, assortment management, product pricing and marketing and financial performance monitoring. We provide our sellers with access to our nationwide logistics infrastructure, which enables them to sell products to buyers across the country. Our FBO and FBS logistics models give our sellers the flexibility to choose a fulfillment and delivery method that best suits their business. We also offer our sellers access to advanced data analytics, marketing tools, advertising services, performance monitoring tools, as well as financing options and other services. This allows us to attract new sellers to our platform and equip our existing sellers to improve their operational performance.

Powerful network effects from superior buyer and seller value propositions

We believe that our e-commerce platform creates a powerful network effect that benefits both our buyers and our sellers. Our combined offering of the widest e-commerce product catalog in Russia, according to INFOLine, at competitive prices and convenient shopping experience for our buyers, as well as our brand power, allows us to attract more buyers to our platform, which, coupled with our sophisticated seller services, also makes it a more attractive platform for sellers. This further increases the selection of products on our platform, which in turn attracts more buyers and improves buyer retention and order frequency. We believe this powerful network effect fuels our growth, increases our scale and improves our financial performance. This network effect is further catalyzed by our culture of innovation and our focus on improving the experience of our buyers and sellers on our platform, with the use of technology and the introduction of new buyer- and seller-facing features, such as machine learning-based product recommendations and personalized shopping experiences, analytical and marketing tools for our sellers, increased delivery speeds and reliability, innovations to further increase the convenience of our delivery services for our buyers and a range of financial services.

This network effect has resulted in a large, growing and loyal active buyer base, as demonstrated by the increase in order frequency and retention. In the twelve months ended June 30, 2020, approximately 10.2 million active buyers used OZON for online shopping, an increase of approximately 4.4 million active buyers from approximately 5.8 million active buyers in the twelve months ended June 30, 2019. The number of active buyers grew to approximately 7.9 million active buyers in the year ended December 31, 2019, from approximately 4.8 million active buyers in the year ended December 31, 2018 and 3.2 million active buyers in the year ended

December 31, 2017. There has also been an increase in the frequency of orders placed on our platform to 4.7 orders per buyer on average in the twelve months ended June 30, 2020, from 3.5 orders per buyer on average in the twelve months ended June 30, 2019. In the year ended December 31, 2019, the frequency of orders placed on our platform increased to 4.1 orders per buyer on average, from 3.2 orders per buyer on average in the year ended December 31, 2018 and 2.6 orders per buyer on average in the year ended December 31, 2017.

The favorable dynamics of our buyer base, including size, brand loyalty and order frequency, have led to positive developments in relation to our seller base as well. The number of sellers on our Marketplace grew to approximately 13,500 active sellers as of June 30, 2020, an increase from approximately 2,800 active sellers as of June 30, 2019 and consists of a dynamic mix of large retailers, medium-sized merchants and SMEs, who contributed 5%, 52% and 43%, respectively, to our GMV from our Marketplace, and 1%, 63% and 35%, respectively, to the total number of SKUs offered on our Marketplace as of June 30, 2020. GMV from our Marketplace accounted for 41% of our total GMV in the six months ended June 30, 2020, an increase of 33% from 8% of our total GMV in the six months ended June 30, 2019, while GMV from our Direct Sales accounted for 55% of our total GMV in the six months ended June 30, 2020, a 31% decrease from 86% of our total GMV in the six months ended June 30, 2019. We believe that we have become the e-commerce platform of choice for sellers to access online shoppers in Russia, due to our large, growing and loyal buyer base and because of the distinctive value proposition that we offer to them through our fulfillment, delivery, marketing and financial services.

Most recognized e-commerce brand in Russia

We believe that our brand gives us a distinct competitive advantage. Since our founding in 1998, we have been synonymous with e-commerce among consumers in Russia. We were one of the pioneers of online retail in Russia, first as an online book retailer, and now as the largest multi-category e-commerce company in Russia based on assortment of products, offering the widest assortment of SKUs across numerous product categories on our platform, according to INFOLine. We are the most recognized e-commerce brand in the country with a top-of-mind brand awareness of 32%, compared to 20% for our closest competitor, for the month of June 2020, according to INFOLine and BrandScience. The strength of our brand facilitates the organic growth of buyer traffic on our platform, enhances buyer loyalty and attracts more sellers to our platform.

One of the largest logistics infrastructures in Russia

We have one of the largest nationwide logistics infrastructures among Russian e-commerce players, according to INFOLine, including multiple fulfillment centers and sorting hubs in strategic locations throughout the country, a nationwide network of parcel lockers, pick-up points and delivery couriers, and a technology infrastructure that enables seamless logistics operations, which we believe gives our buyers the most diverse variety of delivery options available among e-commerce companies in Russia, including same-day delivery services in Moscow and in parts of the Moscow region and Saint Petersburg, and next-day delivery coverage for over 40% of the Russian population as of June 30, 2020. We currently operate one of the largest networks of fulfillment centers (based on building footprint in square meters) among Russian e-commerce companies, which constitutes approximately one-third of all fulfillment space utilized by major Russian online marketplaces, according to INFOLine, with high levels of automation and our proprietary warehouse management system.

Our last-mile logistics infrastructure includes a wide network of physical outlets in the form of parcel lockers and pick-up points, with our offline presence only behind the top three offline retailers in Russia when compared against their number of stores, according to INFOLine. We believe that our multichannel delivery offering is one of our key competitive advantages and allows our buyers to choose a delivery method that is more suitable to their needs. Partnering with third-party logistics providers allow products purchased on our platform to reach buyers in some of the most remote regions and cities in Russia. Our nationwide logistics infrastructure has helped accelerate the growth of our platform. We have seen an increase in sales in regions where we invested into expanding and upgrading our logistics infrastructure, and we believe this trend will continue going forward.

We believe that our nationwide logistics infrastructure gives us a significant competitive edge and will drive our growth and enhance our service offerings to buyers and sellers, because it positions us beyond the logistical and infrastructural limitations relating to the lack of available large-scale fulfillment facilities and high quality independent fulfillment and logistics operators in Russia.

Scalable business model enabled by third-party partners

We have invested in the development of our own infrastructure, and intend to continue expanding our infrastructure according to our operational needs. We constantly seek opportunities to engage with third-party service providers to complement or substitute certain businesses processes, including logistics, to ensure that our fulfillment and delivery capacities match our business needs, which also helps us to avoid becoming overly reliant on our own logistics infrastructure or any one service provider.

With the help of our third-party partners across various aspects of our business, we are able to significantly increase our scale with relatively small capital investment. We believe that the continuing growth of our seller base will result in our expansion into product categories in which we had a historically limited presence, such as apparel or furniture. Expanding our product catalog through the growth of our seller base does not require additional investments in inventory, as these sellers maintain ownership of their products, and therefore facilitates our ongoing transition to an increasingly asset-light business.

As more of our sellers adopt the FBS model, we will require less capital investment into the capacity of our fulfillment centers, as these sellers use their own logistics infrastructure to fulfill orders. In the six months ended June 30, 2020, 29% of all orders on our platform were fulfilled through our FBS model, an increase from 2% in the same period in 2019.

Our partnerships towards expanding our last-mile delivery infrastructure include the development of a network of pick-up points through a franchise model, installment of parcel lockers at our partners’ premises and the “uberization” of our approach to engaging couriers. The uberization of our engagement of couriers refers to our shift from employing couriers directly or through courier agencies towards directly engaging self-employed couriers through our dedicated mobile application in order to deliver orders to buyers. As of September 30, 2020, more than 95% of our couriers were self-employed. In line with our asset-light strategy, the adoption of the franchise model for our pick-up points allows us to expand our delivery infrastructure without purchasing or obtaining long-term leases for real estate to set up our pick-up points or parcel lockers and, as of September 30, 2020, approximately 67% of all our OZON branded pick-up points were operated by third parties.

Our IT infrastructure ensures the seamless integration of services between our partners and our platform, through API or dedicated mobile apps, such as apps for couriers or pick-up points, and monitors the service quality of our partners.

Adapting to consumer trends with our mobile-first approach

The possession of smartphone rate in Russia was 75% in the year ended December 31, 2019, and is expected to increase to 92% by 2025, according to Euromonitor. We have adopted a “mobile-first” approach in our product development and marketing efforts. This allows us to capture the generation of online shoppers whose online activities occur almost entirely on their mobile devices, and to benefit from the proliferation of smartphones by expanding our buyer base. Our platform experiences a high level of user traffic through mobile devices, with an average of approximately 10 million MAU on our Shopping App in the six months ended June 30, 2020, according to AppAnnie which was higher than most other domestic e-commerce companies in the same period in 2020, according to INFOLine. We believe that we have a deep understanding of the shopping habits of buyers who make purchases on their mobile devices in Russia and aim to deliver a buyer mobile experience that increases engagement and sales conversion while reducing our buyer acquisition costs. In the six months ended June 30, 2020, 70% of orders placed on our platform were made on our Shopping App, compared to 51% in the six months ended June 30, 2019. We expect the advantages of our mobile-first approach to increase over time as more people in Russia use smartphones and tablets as their primary devices to access the internet.

Strong technology foundation and scalable infrastructure to support future growth

Technology is at the core of our business, and our research and development team is essential to our ability to implement our business strategy. We have built a reliable and scalable technology infrastructure that can handle the large transaction volumes generated on our platform. As of September 30, 2020, our IT systems were able to process more than 270,000 parcels per day and were tracking approximately 27 million items stored at our fulfillment centers. We continually invest in technology to support the growth of our business and the ongoing evolution of our services that we offer to our buyers and sellers. In pursuit of our goal to provide an outstanding selection of products, value and online shopping convenience to our buyers, we use technology, such as using AI and machine learning, across different parts of our platform, including our search engine and recommendations functions to inventory management and product pricing. Our technology also serves as a backbone of our seller experience, allowing them to effortlessly integrate into our Marketplace and to achieve maximum value by using our price matching and comparison algorithms, data analytics and other tools.

Proactive culture fostered and supported by experienced management team

Our business is led by an experienced and motivated management team with proven track record of driving a transformational agenda, as evidenced by our operating and financial results. Under the leadership of our current management team, we have consistently delivered year-on-year GMV growth of over 75% since 2018. In September 2018, our management team decided to launch our Marketplace business, which we believe has become a leading Russian marketplace platform in less than two years and accounted for 41% of our total GMV in the six months ended June 30, 2020. Our Direct Sales business represented 55% of our total GMV in the six months ended June 30, 2020.

Our management team has a complementary and diversified skill set, with experience in leading Russian and international technology companies. By combining their global expertise and knowledge of the local consumer landscape, our management team has built a differentiated platform that is well regarded by our buyers and sellers.

We believe that the skills, industry knowledge and operating expertise of our management team provide us with a distinct competitive advantage as we continue to grow.

Our Strategy

Our strategy is based on developing existing and launching new products and services that are complementary to our platform to further improve the experience of our buyers and sellers and enhance loyalty to our brand. We believe this will help us maintain a higher growth rate than the Russian e-commerce market, increase our market share, as well as improve our operating metrics and achieve profitability. Our strategy is based on the following key pillars:

Enhance buyer loyalty through increasing the assortment and number of product categories on our platform, providing outstanding value and services, and improving our technology

We believe that having an outstanding selection of products, at competitive prices and providing a high level of online shopping convenience, are the most critical drivers of buyer acquisition and retention in the e-commerce industry. Although we offer an assortment of more than 6 million SKUs on our platform, as of June 30, 2020, we believe that this is a small fraction of the potential number of products that could be offered online in Russia. In the year ended December 31, 2019, e-commerce penetration in Russia was only 6.0%, compared to 27.1%, 18.3%, and 15.2% in China, the United Kingdom, and the United States, respectively, according to Euromonitor. We believe that the under-penetration of e-commerce in Russia is partly due to the perception by Russian consumers that the prices of certain products sold online, such as FMCGs, are relatively high after factoring in delivery costs, and the process of purchasing products online is cumbersome. We believe there is also a perception that e-commerce retailers provide substandard customer service. For a broad segment of Russian consumers, these perceptions hinder the shift of their shopping habits from offline to online. We are working to address issues related to the under-penetration of the Russian e-commerce market by optimizing our sourcing of products, adding new products to our catalog and broadening the number of product categories, as well as by optimizing online search and purchasing processes, minimizing click-to-delivery times and generally enhancing our buyer service experience. We believe that these efforts have contributed, and will continue to contribute, to the growth of our buyer base and increase the purchasing frequency of buyers on our platform.

Attract more sellers to our Marketplace by enhancing their experience on our platform

Since its launch in September 2018, approximately 13,500 active sellers have joined our Marketplace as of June 30, 2020. We believe this number is a small fraction of the pool of hundreds of thousands of sellers in Russia that could potentially become sellers on our Marketplace. We believe that the business operational flexibility offered by our FBO and FBS logistics models, the expansion of our product catalog into new categories of products and the opening of new fulfillment centers in various regions in Russia, such as our newly launched fulfillment center in the Rostov-on-Don region, are just a few of the numerous features that attract new sellers to our Marketplace. We have developed a suite of advertising, fulfillment, delivery, analytics and process management tools, accessible through our OZON.Seller interface, as well as seller-facing financial services and an education platform for our sellers. We are dedicated to further developing these seller support tools and services to increase operational performance of our sellers. We believe these services will enhance the experience of our sellers, give them the tools to improve their operational performance, and increase their reliance on our platform, while providing us with increased monetization opportunities for our developing range of seller services.

Further expand our logistics footprint with focus on regional development

We consider the development of our business in the Russian regions an integral part of our growth strategy. As the Russian regions are underpenetrated by e-commerce companies, according to INFOLine, we see untapped potential in attracting buyers and sellers in the Russian regions to our platform. To achieve this goal, we intend to expand our logistics infrastructure across Russia, including for both fulfillment and delivery. We also aim to develop our network of sorting centers, pick-up points, OZON.Box parcel lockers and couriers, and regularly engage delivery partners to increase our fulfillment and delivery capacities to stay ahead of the growing number of transactions on our platform. While pursuing the expansion of our logistics infrastructure, we aim to commit to our “asset-light” strategy by leasing, rather than acquiring, our premises and equipment where feasible. Furthermore, each of our new fulfillment centers will also be equipped with our proprietary new warehouse management system, which will allow us to automate a number of processes at our fulfillment centers, including the acceptance, placement, selection, consolidation, sorting and packaging of products.

Build a diversified ecosystem of complementary services around our primary e-commerce business

We aim to further develop our core e-commerce operations by offering a range of complementary services to our buyers, sellers and logistical partners. Our key initiatives include:

Continue to create and enhance financial services offerings

Our financial service offerings provide quick and seamless access to lending and payment assistance to our buyers and sellers, and constitute additional revenue streams for us. We aim to continue developing and enhancing our financial service offerings to our buyers and sellers. We believe that our seller-facing financial services will strengthen the loyalty of our sellers to us and attract new sellers to our platform, and consequently, expand our platform’s product catalog. Similarly, we believe that our buyer-facing financial services strengthens buyer loyalty to us and increase their purchase frequency and average order value on our platform.

We offer special services to our buyers, such as our OZON.Card, our OZON branded debit card; OZON.Account, our e-wallet in which buyers may store funds for later purchases; and OZON.Installment, our point of sale buyer loans. Additionally, costs related to the processing of payments for orders are reduced when purchases are made with our financial products.

Develop our advertising service offering

We currently offer a variety of advertising services to sellers and our suppliers on our platform, which generates additional revenue for us. As a leading online marketplace in Russia, we believe that our advertising services have large potential for further growth. Our advertising service helps our sellers to increase their sales on our Marketplace by providing them with a venue to actively market their products to our buyers on promotional shelves and advertising banners on our Shopping App and Buyer Website, or by making their products appear at the top of search results on our platform. Advertising space on our platform is sold to our sellers through a real time bidding system, which we believe ensures that the fees we receive from sellers using our advertising platform is responsive to demand for advertising space on our platform.

Leverage our growing scale and increasing efficiency to improve unit economics and profitability

We aim to secure a leading position across existing product categories and services in terms of number of SKUs on our platform, while we continue to scale our business in order to improve our margins and achieve profitability. The following five pillars are key drivers of our growth and profitability:

•

Gross profit: We continue to benefit from improved purchasing terms due to the increase in the scale of our business and our growing share of Marketplace GMV. Gross profit as a percentage of GMV in the six months ended June 30, 2020 increased to 16.0%, compared to 13.7% in the six months ended June 30, 2019.

•

Advertising revenue: Our advertising revenue from our Marketplace advertising platform has increased, primarily due to the organic growth of our seller base, while our advertising revenue from Direct Sales has increased, primarily due to the increasing number of suppliers seeking to advertise their products through our various marketing channels. Advertising revenue as percentage of GMV in the six months ended June 30, 2020 increased to 1.7%, compared to 1.1% in the six months ended June 30, 2019.

•

Fulfillment and delivery expenses: Our business enjoys increased cost efficiencies in our provision of fulfillment and delivery services from optimizing the mix of delivery channels we offer, as well as from leveraging higher geographical order density. The increased costs efficiencies were also attributable to additional efficiency gains following the launch of new, and the expansion of existing, fulfillment facilities and our adoption of the FBS model. Fulfillment and delivery expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 17.0%, compared to 21.1% in the six months ended June 30, 2019.

•

Sales and marketing: Sales and marketing costs have decreased as a percentage of GMV due to the higher volume of repeat orders, increased buyer retention and higher brand awareness. Sales and marketing expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 5.4%, compared to 9.6% in the six months ended June 30, 2019.

•

General and administrative: Our business continued to benefit from economies of scale on our fixed general and administrative cost base, due to the growth profile of our business. General and administrative expenses as a percentage of GMV in the six months ended June 30, 2020 decreased to 2.0%, compared to 3.7% in the six months ended June 30, 2019.

As we continue to scale up our business, we believe that these trends will continue to positively impact our business and drive improvement in profitability and unit economics.

Our Business Operations

Marketplace

The OZON Marketplace is our core business, which enables thousands of sellers to offer a wide assortment of products to our buyers. As sales and the number of active buyers on our platform increase, we expect more sellers to be drawn to the attractive commercial opportunities offered by our platform, which we expect to result in an increasingly competitive marketplace that offers better priced and more varied products, which, in turn, will continue to attract and grow our buyer base. We launched our Marketplace in September 2018, and it has since grown to account for 41% of our total GMV in the six months ended June 30, 2020, while our Direct Sales business accounted for 55% of our GMV in the six months ended June 30, 2020. As of June 30, 2020, our approximately 13,500 active sellers provided over 85% of the product assortment on our platform. The key advantages of the Marketplace model, particularly in the context of products sold under the FBS model, are that it allows for the continual expansion of our platform’s product catalog without being subject to capacity limitations at our fulfillment centers or, in the case of both FBS and FBO models, the need to invest in working capital or maintain appropriate levels of inventory for each product listed on our platform. Our sellers remain the owners of the products that they list on our platform and are responsible for pricing and managing their inventory and sales, marketing and other activities. This allocation of responsibility to sellers for the pricing and management of inventory and sales, marketing and other activities, allows us to dedicate our platform and logistics infrastructure capacity towards providing high quality fulfillment and delivery services to a larger number of sellers and managing our Direct Sales business, for which we maintain inventory and manage the geographical reach and buyer experience for key product categories.

We offer sellers two logistics models, the FBO model and the FBS model, to use individually or together, when selling their products on our Marketplace. Through these two models, our sellers are able to leverage our nationwide fulfillment and delivery infrastructure according to their business needs. Our FBO model is an attractive option for sellers who do not have their own storage facilities or are unable fulfill orders by themselves. Our FBS model, in contrast, is suitable for sellers who do not want to, or would not benefit from, supplying inventory to our fulfillment centers, such as sellers who sell their products on several marketplaces simultaneously and do not want to commit their inventory to a single marketplace or sellers who sell heavy and bulky products, such as furniture. Based on seller feedback, we believe that our sellers enjoy the flexibility of either or a combination of both logistics models to fulfill buyer orders. As of June 30, 2020, the FBO model and the FBS model were adopted by approximately 41% and 48% of our sellers, respectively, with approximately 11% of sellers adopting both models. With our FBO model, which was launched in September 2018, our sellers supply their products to one or more of our fulfillment centers to be stored and after a buyer orders a seller’s product, we manage the fulfillment (which we define as the process of storing, consolidating products into batches and packing them into parcels for delivery) of the product into a parcel and the delivery of the parcel to the buyer. With our FBS model, which launched in June 2019, a seller’s products are listed on our Marketplace but are stored and fulfilled at the seller’s own warehouse facilities. Upon purchase, the parcel is transferred to one of our sorting hubs, either by the sellers themselves (which we call a “drop-off”) or by our collection services (which we call a “pick-up”). Once the parcel arrives at a sorting hub, it is transferred to the appropriate delivery channel, and we carry out the “last-mile” delivery of the parcel to the buyer. The phases of the FBO and FBS models are illustrated in the graphics below.

FBO model

FBS model

Throughout the entire order fulfillment process, from the moment the buyer’s order is confirmed on our platform to the time the parcel arrives at its destination, our buyer support team manages buyer requests and inquiries relating to their orders. Under both the FBO and FBS models, we receive payments for orders from our buyers and make payments, net of our marketplace commissions, to our sellers on a twice-monthly basis.

Our Marketplace commission consists of a referral fee, which is a percentage of the total sales price of the product, a delivery fee and other fees, which are set fees, collected from sellers. The referral fee is the higher of a percentage of the selling price and the minimal threshold fee for the category to which the given product belongs, such as electronics, apparel or home and decor. The delivery fee is based on the seller’s chosen logistics model (either FBO or FBS) and the volume of the item. Other fees that we charge to sellers include fees related to the storage of products and return fees for products that were returned by buyers. We also charge sellers, who use the FBO model, fees related to the storage of products. Our variable fee structure seeks to incentivize sellers to better monitor and manage their inventory and improve and maintain the quality of their products and packaging and the accuracy of the listings of their products on our platform, especially to minimize product returns and consequently, the incurrence of return fees. Our marketplace commissions increased to 5,511 million in the six months ended June 30, 2020 from 319 million in the six months ended June 30, 2019, and to 2,132 million in the year ended December 31, 2019 from 45 million in the year ended December 31, 2018.

Direct Sales

In our Direct Sales business, we purchase and hold inventory for a selection of products in our warehouses to be sold directly to buyers. Like many of our global peers, we began operations exclusively under the Direct Sales model. After the launch of our Marketplace business in 2018, we have retained the Direct Sales model for several categories of products sold on our platform, including “bestsellers” or products with high buyer demand and predictable purchase trends. This enables us to estimate and maintain inventory of such products in our fulfillment centers and ensure that there is a ready supply of such products to meet buyer demand.

We have dedicated sales teams that identify and track the demand for products in each product category on our platform. These teams monitor the level of sales of products on our platform and once buyer demand for certain products increases to a certain level and a predictable buyer purchasing trend for the product emerges, we consider stocking and selling such products on a Direct Sales basis. As our platform presents a competitive market for products, the same products may be sold by us on a Direct Sales basis and by our sellers on the Marketplace at the same time.

For our Direct Sales business, we source products in bulk and leverage our bargaining power as one of the leading Russian e-commerce platforms, according to INFOLine, to purchase inventory on more favorable terms. We purchase approximately 99% of our inventory for Direct Sales on deferred payment terms, generally split between those made on a purchase basis and on a sales basis. Generally, we pay for inventory purchased on a purchase basis within a period of time after the inventory arrives at our fulfillment centers. We pay for inventory purchased on a sales basis only after the products have been sold on our platform. The acquisition of inventory on a sales basis allows us to use the proceeds of the sale of products to pay for the inventory of the products. Both the purchase basis and sale basis for acquiring inventory give us additional financial headroom for better cash management. In the six months ended June 30, 2020, approximately 75% of our inventory for Direct Sales was acquired on a purchase basis, and approximately 25% of our inventory was acquired on a sales basis.

Assortment

We currently offer a wide assortment of products on our platform and intend to continue expanding our catalog to strengthen our position as a one-stop shop for all of our buyers’ shopping needs. As of June 30, 2020, the number of products on offer on our platform increased to more than 6 million SKUs, from approximately 3 million SKUs as of June 30, 2019. In the six months ended June 30, 2020, our platform’s product catalog comprised the following product categories:

Marketplace and Direct Sales GMV breakdown by product category for the six months ended June 30, 2020(1)

(1)	Percentages may not equal 100 due to rounding.

Pricing strategy

We strive to provide our buyers with the best value proposition by offering products at competitive prices on our platform. We use internally developed machine learning algorithms to parse through websites of online retailers in the Russian e-commerce market to identify the market prices for each product listed on our platform in real time. We use this real-time pricing information to match our prices for products sold through Direct Sales, with the most competitive prices offered for the same or similar products that can be found on the wider Russian e-commerce market. While we do not control the price of the products offered by our sellers through our Marketplace, we provide our sellers with “price indices” for their products, based on up-to-date market data, to help them price their products competitively. Our provision of “price indices” to our sellers, together with the high volume and large variety of products offered more broadly on our platform, naturally fosters a competitive environment that benefits our buyers.

Delivery

We offer our buyers a comprehensive selection of delivery options, including delivery by courier, collection from our offline network of pick-up points and OZON.Box parcel lockers and delivery by Russian Post and other third-party delivery service providers. While maintaining a broad range of delivery options and increasing the proportion of buyers served by same-day and next-day deliveries, we also dedicate resources towards developing even better delivery services, such as express deliveries (under two hours) for product categories such as packaged food, fresh food and FMCG. In the six months ended June 30, 2020, we delivered approximately 27.7 million orders, an increase from approximately 11.1 million orders in the six months ended June 30, 2019. In the year ended December 31, 2019, we delivered approximately 31.8 million orders, an increase from approximately 15.3 million orders in the year ended December 31, 2018. Generally, the delivery fee charged to a buyer depends on the delivery method and the shipping destination. Delivery fees are waived for orders above 3,500 and for orders made through an OZON Premium account, our buyer loyalty program. We offer our buyers a variety of free delivery options to our pick-up points or OZON.Box parcel lockers where the order is prepaid or made through our Shopping App. We also receive revenue from our sellers using our FBS model who rely on our pick-up services to collect products from them to be delivered to our fulfillment centers. In the six months ended June 30, 2020, our revenue from our delivery services decreased to 844 million, from 1,074 million in the six months ended June 30, 2019, a decrease of 21%. In the year ended December 31, 2019, our revenue from delivery services increased to 1,758 million, from 1,595 million in the year ended December 31, 2018, an increase of 10%.

Advertising

In March 2019, we launched an advertising platform for sellers to promote their products on promotional shelves and advertising banners on our platform. Our advertising platform employs a real-time bidding system, which we believe is unique in the Russian e-commerce market, through which sellers can determine the price that they are willing to pay for advertising space on our platform. We aim to grow our advertising revenue and expand our advertising services, as this does not require us to incur any incremental variable costs or capital expenditure.

We also receive advertising revenue from suppliers of products we sell under the Direct Sales model, including under arrangements with a number of prominent brands. These brands sponsor and pay, either partially or completely, the fees for our marketing activities, such as television marketing campaigns and promotional offers of their products on our platform.

In the six months ended June 30, 2020, our advertising revenue increased to 1,344 million, from 333 million in the six months ended June 30, 2019, an increase of 295%. In the year ended December 31, 2019, our advertising revenue increased to 1,421 million, from 282 million in 2018, an increase of 404%.

Buyer Experience

Shopping App and Buyer Website

We developed our Shopping App and Buyer Website, which is accessible through PC, tablet and mobile phone, with a focus on delivering a rewarding and seamless buyer experience, with our catalog of products clearly displayed and easily navigable. Our platform had more than 42 million MAU in June 2020 and more than 23 million MAU in June 2019, according to our internal data. Buyers can browse products with our internally developed search engine and receive personalized product recommendations. We have teams of IT engineers, designers, data analysts and product managers who are dedicated to enhancing the OZON buyer experience. Our data science and machine learning teams analyze the data we collect to identify trends in our buyers’ shopping patterns to tailor their shopping experience on our platform and make more relevant product recommendations. This, in turn, provides our databases with additional data to be used to further enhance our buyers’ subsequent shopping experiences on our platform.

Comprehensive content descriptions

Each product has a dedicated description page. Our content description team prepares the description page for each product that we sell through our Direct Sales model. Our sellers are responsible for preparing the product pages for the products they sell on our Marketplace. Each product page contains a tool for buyers to provide feedback to us or the sellers, as applicable, if they find that a product page is not comprehensive enough or if they have questions relating to that particular product. Buyers also benefit from a growing collection of product reviews and photos to help them make informed choices about purchasing products listed on our platform.

Delivery flexibility

Once our buyers have selected all the products they intend to purchase and drop them into the buyer’s digital “shopping cart,” they will proceed to select the delivery method at the checkout page. Buyers may choose from a variety of delivery options, including OZON courier delivery, collection from our network of pick-up points and OZON.Box parcel lockers and delivery by Russian Post or other third-party delivery service providers. We believe the delivery options that we offer to our buyers provide better product delivery flexibility than other e-commerce companies in Russia. In July 2019, we introduced the “leave-at-the-door” option for deliveries to be left by the courier by the door of a delivery location. The “leave-at-the-door” option was popular among buyers during the COVID-19 pandemic. We also offer the ability for buyers to track their orders from the moment their orders are placed on our platform, through their personal account pages, and receive delivery-related notifications.

Payment methods

Buyers can pay for their purchases by debit or credit card, mobile payment and digital wallet services. Buyers may also benefit from our financial services offerings, such as OZON.Installment, our buyer-facing lending option. During the COVID-19 pandemic, we suspended payments on delivery and there are currently no plans to reinstate this payment method in the near future. We have seen a substantial increase in the number of orders being paid for with prepayment options, with 85% and 73% of orders being paid for with prepayment options in the six months ended June 30, 2020 and 2019, respectively, and over 97% of orders being paid for with prepayment options from April to June 2020, during the COVID-19 pandemic and related disruptions in Russia. We believe that the increase in the adoption of prepayment options reflects the growth in confidence of our buyers in our platform.

Enhancing buyer loyalty

Increasing buyer loyalty is one of our key priorities. In February 2019, we launched our “OZON Premium” subscription program, which offers paid subscription plans for either one, three, six or twelve months. As of September 30, 2020, we had more than 202,000 OZON Premium members OZON Premium members receive extra benefits, such as free-of-charge deliveries for all their purchases, special OZON Premium member-only discounts and longer product return periods (up to 60 days to return purchases, while non-OZON Premium members only have a return period of 30 days). While all buyers have access to a buyer assistance chat service and a buyer support line, OZON Premium users also have access to a separate dedicated support line to our contact center to receive quicker buyer support. For the nine months ended September 30, 2020, approximately 17% of our GMV was attributable to orders placed by our OZON Premium members. In the twelve months ended August 31, 2020, OZON Premium members placed an average of 4.6 times more orders than non-OZON Premium members.

We also have a rewards points program linked to the personal OZON account of each buyer to further enhance buyer loyalty. This program allows buyers to collect bonus points, which we call “OZON points,” which will be credited to their OZON account after each purchase. OZON points may be used to pay for up to 25% of any of their subsequent purchases on our platform. We also use our rewards points program to incentivize our buyers to provide feedback on products listed on our platform, by offering them an opportunity to earn OZON points by completing a product review or a survey.

In April 2019, we launched OZON.Card, our OZON-branded debit card that provides cardholders a suite of benefits. For example, purchases made on our platform with the OZON.Card will give each cardholder up to 10% cashback in the form of OZON points, while purchases with the OZON.Card made outside our platform will give 1% cashback in the form of OZON points. We believe that OZON.Cards increase the order frequency of cardholders. OZON.Card holders made an average of approximately three orders per month in the six months ended June 30, 2020, which is approximately 1.6 times more than the average monthly order frequency of our buyers who placed at least one order each month in the same period in 2020. As of September 30, 2020, approximately 260,000 OZON.Cards were activated, compared to approximately 57,000 OZON.Cards as of December 31, 2019 and fewer than 700 OZON.Cards as of June 30, 2019.

In May 2020, we launched our “Regular Delivery” service that enables our buyers to automatically purchase certain products, such as toiletries, pet food, cleaning products or diapers, at regular intervals on a recurring basis, that we believe cultivates a habit of making purchases on our platform and leads to increased buyer frequency.

Seller Experience

As one of the leading multi-category e-commerce companies in Russia, with a large and growing buyer base of approximately 10.2 million active buyers as of June 30, 2020, we believe that our platform presents an opportunity for businesses of all sizes and stages of maturity across Russia to achieve greater online commercial success. Both businesses and entrepreneurs can become sellers on our platform, provided that they meet our onboarding criteria. Becoming a seller on our platform is designed to be as straightforward as possible, without compromising the necessary security and KYC procedures. Prospective sellers must first complete a registration form on our landing page, with registration forms and KYC typically processed within a day from submission. Upon clearance, the seller’s account is activated, and they can start listing their products on our platform. Our engagement with our sellers, subject to our standard terms and conditions of the engagement, are for indefinite periods. We may unilaterally suspend a seller’s account under certain circumstances, including where the seller’s service quality has fallen to a level that we determine warrants suspension, the seller is in default of its payments to us, or their product listings are misleading or inaccurate. We also have the right to unilaterally terminate our engagement with any seller by delivering a thirty-day notice for cause, including for infringements of third party intellectual property rights, the sale of counterfeit products and breaches of its payment obligations to us.

We believe the scalable nature of our business model means that we do not expect there to be a limitation on the number of sellers that we can accommodate on our Marketplace in the future. Our nationwide fulfillment and delivery infrastructure, combined with our advanced technological platform, offers our sellers a seamless business management experience. Sellers across Russia can start selling their goods on our platform as long as they are able to procure the delivery of their products to one of our fulfillment centers, under the FBO model, or fulfill and deliver parcels to our sorting hubs, under our FBS model, while OZON handles last-mile deliveries.

Our OZON.Seller interface has been designed to be user friendly and gives sellers access to a broad set of advanced tools for inventory management, assortment management, product pricing and marketing, including downloadable analytical and financial performance reports on their sales and expenses, such as storage, returns or fulfillment costs. The suite of tools in the OZON.Seller interface also includes a communication center (which allows buyers and sellers to communicate directly with each other), an analytics platform that provides real-time data analytics and downloadable operations reports, a price management and monitoring tool for real-time product price comparisons and automatic price adjustment settings, a product review management and facilitation system and a “shop-in-shop” personal showcase that allows sellers to create customized webpages for their products. To ensure that our sellers’ experience on our platform is as smooth and functional as possible, we allow our sellers to use open APIs for most features offered on our OZON.Seller interface.

We also offer our sellers a suite of promotional and profit management tools, including rewarding buyers with OZON points for providing product reviews, tailoring discount packages or marketing campaigns for a specific group of buyers, providing marketing impact analytics and issuing promotional bundles and coupons.

Logistics Infrastructure

Our logistics infrastructure serves two core functions, fulfillment and delivery. The fulfillment process involves the acceptance, storage, consolidation and packaging of ordered products into parcels at our fulfillment centers. We rely primarily on our own fulfillment infrastructure that we lease from third-party contractors . As of September 30, 2020, we had nine fulfillment centers across Russia, including six larger fulfillment centers in Moscow (with a building footprint of approximately 90,600 square meters), Tver (with a building footprint of approximately 54,400 square meters), Saint Petersburg (with a building footprint of approximately 18,500 square meters) Rostov-on-Don (with a building footprint of approximately 22,500 square meters), Kazan (with a building footprint of approximately 21,800 square meters) and Novosibirsk (with a building footprint of approximately 13,800 square meters), and three smaller ones, with a combined building footprint of approximately 9,800 square meters, in Kazan, Yekaterinburg and Novosibirsk.

We plan to replace the smaller facilities in the regions outside of the Moscow region with larger fulfillment centers in the medium term, each with a building footprint of approximately 20,000 square meters. We have recently launched fulfillment centers in Rostov-on-Don, Saint Petersburg, Kazan and Novosibirsk, and we plan to launch a fulfillment center in Yekaterinburg in 2021. Our newly launched fulfillment centers are planned to be constructed in accordance with a proprietary design that has been developed to facilitate future expansions of fulfillment capacity, without disruptions to our operations. We also plan to launch a large fulfillment center in Moscow, with the first phase of approximately 75,000 square meters to be launched in 2021, with the second phase of approximately 75,000 square meters to be launched in 2022. We plan to equip our newly launched fulfillment centers with our proprietary warehouse management system. Our warehouse management system enables the automation of the processes at our fulfillment centers, such as the acceptance, placement, selection, consolidation, sorting and packaging of products, and the tracking of each product during each stage of the fulfillment process.

Under our asset-light model based on a built-to-suite approach, our developers incur costs in building our fulfillment centers specifically tailored for our demands. As a result, our fulfillment center leases typically include restrictions on our ability and the ability of our lessors to terminate them for no cause prior to the end of the scheduled term of the lease. The anticipated contractual amounts payable under our new leases beginning in 2020 are approximately 173 million in the three months ended December 31, 2020, approximately 2,592 million from 2021 to 2023, approximately 2,837 million from 2024 to 2026 and approximately 622 million after 2027. We have also entered into leases for warehouses that have yet to commence. The payments for these future leases will amount to approximately 2 million for the three months ended December 31, 2020, approximately 2,883 million from 2021 to 2023, approximately 3,639 million from 2024 to 2026 and approximately 5,771 million after 2027.

Fulfillment centers network as of August 31, 2020

Asset-light logistics infrastructure

We expect each of our new fulfillment centers to be constructed according to our proprietary design specifications by a third-party contractor and, upon completion of construction, be leased to us. We have entered into long-term leases of seven to ten years for each new fulfillment center, with the option to extend the duration of the leases, and expand further capacity at the relevant fulfillment center.

Similarly, we lease our OZON-branded fleet of delivery vehicles from several companies. These arrangements, aligned with our asset-light business strategy, allow us to limit large one-off cash expenditures. As of June 30, 2020, we owned the majority of the equipment used in our fulfillment centers, such as sorting machines, conveyors, elevators and mezzanine storage structures.

Inventory monitoring and maintenance

Our sales departments closely monitor and analyze the purchasing habits of buyers in each region and employ target metrics for each warehouse to ensure there is an appropriate supply of products in each fulfillment center. Where a shortage of any particular product arises in any fulfillment center, we can divert inventory from other fulfillment centers to replenish inventory or arrange for an order to be fulfilled directly from an alternative fulfillment center.

Last-mile delivery

Once a product completes its fulfillment process, the parcel is transferred to one of our many sorting hubs located across Russia, which then directs it to the appropriate “last-mile” delivery channel, such as courier delivery, pick-up points or OZON.Box parcel lockers. We believe that our last-mile nationwide and multichannel delivery infrastructure is one of our key competitive advantages that makes shopping on our platform more convenient. Our buyers can choose from multiple delivery channels, including our approximately 7,500 parcel lockers, 4,600 pick-up points and 2,700 couriers.

We employ a wide array of delivery services to execute our “last-mile” deliveries, including our own fleet of delivery vehicles, our own and franchised pick-up points, OZON.Box parcel lockers and delivery by Russian

Post and other third-party delivery service providers, where appropriate. We are expanding our network of pick-up points through a franchise model that will allow us to expand our delivery infrastructure without purchasing or obtaining long-term leases for real estate to set up pick-up points.

We believe that the numerous delivery options we offer have been instrumental in ensuring the continuity of sales on our Marketplace during the COVID-19 pandemic, as buyers began to increasingly rely on courier deliveries as opposed to our pick-up points and OZON.Box parcel lockers. In the six months ended June 30, 2020, approximately 26% of orders were delivered through couriers, 49% through pick-up points, 18% through OZON.Box parcel lockers and 6% through Russian post and other third-party delivery service providers.

Marketing and Sales

We have a dedicated marketing team that covers our nationwide advertising and marketing needs across all product categories and channels. Our sales team is composed of business units dedicated to different categories of products, and each business unit has tailored incentive programs based on key performance indicators. Our marketing strategy has four core objectives:

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Increase our buyer base and brand awareness. We aim to achieve this through a variety of marketing channels, including by maximizing our offline visibility by branding the assets and equipment used in our nationwide delivery infrastructure, such as pick-up points, delivery vehicles, courier equipment and OZON.Box parcel lockers, with our logo, as well as by cultivating a presence on various media channels, including broadcast television, radio, online videos and various social media platforms.

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Maximize user traffic on our platform and organically improve conversion. We aim to achieve this by maximizing our offline branding visibility, expanding our product catalog and providing comprehensive and effective buyer assistance, which we believe will encourage browsing buyers to complete purchases.

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Optimize our traffic acquisition costs. We aim to achieve this by utilizing unpaid marketing channels, such as search engine optimization and direct marketing to buyers, as well as by using technology, such as machine learning algorithms, to develop targeted advertisement campaigns, to optimize the rate of return on our investment in marketing.

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Increase order frequency and buyer loyalty. In addition to increasing organic buyer traffic growth on our platform, we aim to improve buyer retention through various means, including promoting our OZON Premium membership. In October 2019, we also launched a referral program that allows our buyers to become “OZON Managers” and earn commissions in the form of OZON points based on the number of buyers they refer to our platform and the value of the orders made by those buyers. OZON Managers can participate in tasks from vendors, sellers, partners and OZON, to promote products and receive OZON points.

We strive to maximize our return on advertising spend for all our marketing efforts. For example, almost all of our television and online video advertising is sponsored by our suppliers for products we sell through Direct Sales. Further, each of our pick-up points has a target amount of GMV of products collected from them and “new clients per pick-up point” for each quarter.

In line with our objective to accelerate the growth of our brand awareness and further strengthen our leading position in the Russian e-commerce industry, we increased our expenditure on sales and marketing to 4,150 million in the six months ended June 30, 2020 from 2,946 million in the six months ended June 30, 2019, and to 7,153 million in the year ended December 31, 2019 from 3,335 million in the year ended December 31, 2018. In the six months ended June 30, 2020, Sales and Marketing costs, as a percentage of GMV, declined to 5.4%, from 9.6% in the six months ended June 30, 2019.

Technology

Our IT department is essential to our ability to implement our strategy, improve our operational performance, maintain the scalability, security and flexibility of our platform and strengthen our competitive position in the Russian e-commerce market.

Vertical product development

As of June 30, 2020, we employed over 1,000 specialists in our IT department to develop a variety of IT solutions to enhance our platform and product lifecycle functionality. Our IT product development teams are organized by verticals, such as buyer experience, seller experience, fulfillment, logistics and CRM, and are supported by our horizontally organized IT teams that are grouped into specializations, such as development operations and database administration, release engineering, security and incident management, which focus on scaling and maintaining the operations of our core technology platform. In the month of July 2020, the number of software releases increased to an average of 180 updates per day, from an average of 122 updates per day in the year ended December 31, 2019, even with our engineers working from home due to the COVID-19 pandemic and the related social-distancing measures.

Mobile-first approach

Since the introduction of our new senior management team in 2018 and the revamp of our front- and back-end IT infrastructure from a monolithic to a microservice architecture, we have adopted a “mobile-first” strategy. Our Shopping App has a higher session-to-order conversion rate compared to the Buyer Website. In addition to enhancing the buyer experience with AI-facilitated recommendations and improvements to our search engine, we also introduced new features to our Shopping App, such as push notifications (based on data provided by buyers and certain user behaviors), updates to the mobile checkout interface and a one-stop App-based return and refund feature. We believe these improvements contributed to the increase in the number of orders placed through our Shopping App. Since its launch in December 2010, our Shopping App was downloaded more than 45 million times and, as of September 10, 2020, was one of the top two e-commerce Apps on the AppStore in Russia, excluding online classifieds businesses. In the six months ended June 30, 2020, 70% of all orders were placed through our Shopping App, an increase from 51% in the six months ended June 30, 2019. In the year ended December 31, 2019, more than 55% of orders were placed through our Shopping App, compared to 35% in the year ended December 31, 2018, 15% in the year ended December 31, 2017 and 9% in the year ended December 31, 2016.

IT infrastructure

Our IT platform is designed with two guiding principles: to develop a service-oriented architecture and facilitate secure data exchange. These principles were the basis for our decision to construct the segments of our IT infrastructure to operate independently of each other to ensure that a failure of any segment of our IT infrastructure would not cause a system-wide outage. Our IT infrastructure can also accommodate high volumes of user traffic. For the eighteen months ended June 30, 2020, our average IT infrastructure uptime was 99.94%. Our data centers are configured with frequent cross-data center back-up, which occur at least on a daily basis. In the event of a data center outage, the cross-data center back-up enables us to identify and restore the data center that had the outage. We are currently developing a “multi-data center” distributed configuration, which will allow the continuous operation of our platform from any data center at any time. Most of our hardware is less than three years old, and none of our software is unsupported or outdated.

In-house development

All of our “core software,” which includes all software necessary for our business to operate in the ordinary course of business and excludes proprietary software such as office software and enterprise resource planning systems or other general purpose software (such as issue-tracking and monitoring, code libraries), are developed in-house by our team of IT engineers. If the use of licensed third party software is required for any reason, it must first be approved by the relevant managers and our procurement department, which will analyze the costs and risks of obtaining and using such licensed software as well as consider the availability of analogues internally or on the market. The proprietary developments of our technology department include:

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Warehouse management system: Includes inventory management, fulfillment space management and on-site supply chain monitoring. Our warehouse management system is highly automated and integrated with our external hardware equipment, such as sorting machines and other necessary tools;

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Supply chain monitoring software: Includes routing services, electronic document management and tracking services. These services combined allow us to manage the large volumes of products sold on our platform, from order to delivery directly, to meet the logistical needs of our buyers; and

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Price monitoring software: Enables us to keep the prices of our Direct Sales products competitive, as well as equip our sellers with information on the market prices of their own products so that they are better able to price their products competitively.

Datacenters

As of June 30, 2020, we had three datacenters in Moscow operated by MTS, Moscow Internet Exchange and DataLine. Our datacenter infrastructure is based on a co-location model, in which we rent space and equipment racks at the datacenters but own the servers and network hardware. We are not dependent on any single hardware vendor.

We are self-reliant in terms of computation capacity. As of June 30, 2020, only 13% of our computing capacity was based on a data cloud, while the rest of our computing capacity is based on our own hardware, and we do not currently foresee any significant increase in our need for cloud computing power. Our cloud computing capacity is primarily used for IT development or retained as a source of emergency computing power capacity, if needed.

Cybersecurity

We have a dedicated cybersecurity department led by our Chief Information Security officer. We use various technical means and procedures to protect our IT systems from cyber threats, such as perimeter protection tools, perimeter scanning, user rights restrictions on workstations, antivirus protection, software update controls, code review and stress and load tests. The user verification and authentication measures on all our IT systems enable the detection of fraudulent activities and provide security against unauthorized access. User identification keys are stored and processed by cryptographic programs, which prevents them from being exploited, even if they are leaked. Our IT network is also protected from external denial-of-service attacks by malicious traffic filtering systems.

Our data processing operations are compliant with Russian data privacy laws and are regularly screened to avoid or detect data leakages. The changes in the applicable regulatory regimes are constantly monitored to keep our data processing policies and procedures up to date.

We have developed a multi-level data security framework and secure data with a mix of analytical processes and development tools. Only a limited number of authorized personnel can access the personal data of our buyers and sellers. In January 2016, we successfully passed an inspection from the Russian federal data security agency, Roskomnadzor. Additionally, in April 2020, our payment processing system security and card data protection measures received PCI DSS certification. We have not faced any material security incidents involving data held by us or our IT systems.

Intellectual Property

We rely primarily on a combination of trademark, software and domain names regulation in Russia as well as contract provisions to protect our intellectual property.

“Ozon.ru” is a registered trademark in Russia where it is considered to be a “well-known” trade mark covering all categories of goods and services. Ozon.ru is also a registered trademark in the US, Israel, Germany and some former Commonwealth of Independent States (“CIS”) countries that are designated contracting parties under the Madrid Agreement and the Protocol. We have other registered trademarks in Russia, which include “Ozon” and “Ozon Travel.” See “Regulation—Intellectual Property Regulation.”

Our in-house developed software constitutes important intellectual property to us. Our employee contracts contain terms that provide us with rights to all software developed by our employees in the course of their employment with us. We occasionally engage third parties to develop software that is not material to our operations, and, in each case, we seek to engage such third parties under copyright assignment agreements or license agreements, as applicable.

Our domain names “Ozon” and “Ozon Travel” are duly registered and have legal protection in Russia.

As of June 30, 2020, there have been no material infringements or claims relating to our intellectual property.

Support Services

One of our core priorities is to provide excellent buyer service. We provide 24-hour daily buyer assistance coverage, through our contact centers in Tver and Tambov and remote specialists, for a range of issues and inquiries, including order tracking and payment issues. OZON Premium members also have access to a dedicated support line, which provides them the same assistance coverage but with an expedited response rate. To complement our chat assistance and contact center services, in March 2019, we launched a chat bot to provide assistance with the most common issues faced by our buyers, thus freeing our contact center capacities to deal with more complex buyer inquiries. Once a buyer completes his or her interaction with our chat bot, they are prompted to rate their experience with the chat bot. Based on the positive feedback we have received so far, we plan to continue developing our chat bot as an effective buyer service tool. The contact rate with our buyers, which is the number of contacts from buyers, such as inbound calls and emails for a particular period, had fallen to 25% in the three months ended September 30, 2020 from 36% in the three months ended September 30, 2019. We believe this fall in the contact rate is attributable to the improved buyer experience delivery, packaging and overall quality of services, which reduces the need for buyers to rely on our support services.

We have developed our proprietary automated system that collects and organizes feedback from our buyers into categories, such as delivery, packaging and product, to help us to track the perception of our buyers of, and the behavioral patterns of our buyers on, our platform and develop solutions to improve the buyer experience. We also have a user experience laboratory that tests buyer support initiatives, prior to their release to the market, with the assistance of volunteers. In the three months ended September 30, 2020, we achieved a high NPS of 79, which indicates a high level of buyer satisfaction, based on our internal estimates. We calculate NPS by sending customer satisfaction surveys to buyers once they complete an order (a “Post-purchase Survey”). Based on these surveys, we take the number of respondents for a given time and divide the difference, between the number of people who gave us a customer satisfaction score of 9 to 10, out of 10, on a Post-purchase Survey and the number of people who gave us a customer satisfaction score of less than 7 out of 10 on a Post-purchase Survey, by the total number of respondents to our Post-purchase Surveys, and then multiply the result by 100. The graph below illustrates our average NPS from the first quarter of 2019 to the third quarter of 2020.

NPS Score(1)

Source: Company data

Notes:

[1]	Based on information gathered from our internal surveys sent to customers after a purchase

We also offer support to our sellers through a number of channels, such as a web request form that is accessible through the seller’s personal account, direct e-mails and instant messenger apps.

Financial Services Offerings

We believe that our experience in interacting with our extensive seller and buyer base provides us with a deep understanding of our platform users’ needs and present us with the opportunity to offer additional services to help buyers find the products they are looking for and sellers to reach and retain more buyers. We have developed OZON Financial Services to provide alternative models of engagement with our sellers and buyers and to further enhance our monetization opportunities as the Russian e-commerce market evolves. We have financial technology Fintech offerings for our users through “business to customer” (“B2C”) and “business to business” (“B2B”) models, which we believe are uncommon in Russian e-commerce market.

Fintech – B2C

Our B2C Fintech offerings are designed to increase average order value and frequency and improve buyer retention. Our offerings include:

B2C transaction services

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OZON.Card. Launched in the second quarter of 2019, OZON.Card is our branded debit card issued by our partner, RNKO payment center. OZON.Card holders enjoy unique benefits, such as 5% cashback on purchases on our platform (up to 10% on selected promotional product categories) and 1% cashback on all other purchases. OZON.Card holders earn cashback in the form of OZON points that can be used to pay for up to 99% of the purchase amount on our platform, compared to our other buyers who can use their accumulated OZON points to pay for up to only 25% of their purchase amounts. An OZON.Card can also be used internationally as a regular debit card, including for making purchases or withdrawing cash from ATMs. Our customers also benefit from the user-friendly internet banking services, provided in partnership with the RNKO Payment Center, on our OZON.Card App and

OZON.Card website. For each purchase made with an OZON.Card, RNKO Payment Center receives a commission based on a general acquiring rate of the transaction, less fees charged by the relevant merchant’s bank, other payment processing fees. RNKO Payment Center will share a fraction of its commission with us as their co-branded debit card partner.

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OZON.Account. Launched in the second quarter of 2020, OZON.Account is our e-wallet, managed entirely by us, in which buyers may keep funds as advance payments for their purchases on our platform. Buyers are incentivized to use this feature, as buyers can receive OZON points on both an interest and cashback basis that may be used to pay for up to 99% of the price of their purchases. As of September 30, 2020, approximately 43,000 OZON.Accounts had been registered.

B2C lending

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OZON.Installment is our service that allows buyers to purchase products on a deferred basis and pay for them in installments. The rights to these deferred payments and associated payment risks are acquired by our financial partners. If a buyer makes a purchase with OZON.Installment, we receive a commission for processing the deferred payment arrangement for the bank and, if certain conditions are met, including if the customer fulfills all payment obligations on time, a share of the installment payment premium.

We believe these offerings will further drive our growth and increase buyer loyalty and order frequency. We continue to seek out new partners to assist us with providing these offerings in order to manage our exposure to financial risks related to providing B2C loans. Our B2C Fintech offerings also allow us to reduce our payment processing costs. If a product that purchased on our platform is paid for with a debit or credit card, we will have to pay the relevant bank a processing fee to process the payment. This fee is significantly lower or does not arise if the buyer pays for the products through one of our B2C Fintech offerings.

Fintech – B2B

We currently offer our sellers lending facilities from our financial partners that allow our sellers to finance their working capital needs and further increase their sales on OZON Marketplace. This is particularly helpful for smaller sellers who may be unable to secure bank financing easily or in a cost effective manner. A pre-approved list of sellers may opt to be scored by our financial partners, based on metrics, such as their revenue and inventory stored in our fulfillment centers, who may offer loans to these sellers directly, on bespoke terms. Our sellers may opt to provide their inventory held in our fulfillment centers as collateral, to improve the lending options available to them. While our financial partners bear credit risks, for each loan entered into by our sellers through this these facilities, we receive a commission which is based on the principal amount loaned by our partner.

Litres

We hold a 42.27% interest in Litres, the leader in the licensed digital books market in Russia and the CIS countries. We believe that Litres has demonstrated a high level of growth and profitability. In the year ended December 31, 2019, Litres had revenue of 3,823 million, a 46% increase from 2,600 million in the year ended December 31, 2018. Litres had a net income margin (which we define as Litres’ total comprehensive income as a percentage of Litres’ revenue) of 4% in the year ended December 31, 2019. Litres has a diversified offering of digital books products. Litres sells digital books and audiobooks through “pay-per-download” sales on the Litres website and mobile apps (that are compatible with both iOS and Android) or through paid subscriptions on its Mybook and “Zvuki slov” websites and mobile apps (that are compatible with both iOS and Android). Litres also serves as a self-publishing platform for authors through its Litres.Selfpub service. Litres had approximately 4 million clients, including pay-per-download customers and paying subscribers, in the twelve months ended September 30, 2020.

OZON.Travel

OZON.Travel is one of the leading online travel agencies in Russia that offers a one-stop solution for flight and railway ticket bookings and hotel reservations for both B2C and B2B clients. B2C services are accessible through our OZON.Travel website or our OZON.Travel mobile application, which is a principal focus of our product development strategy. Approximately 500,000 clients used OZON.Travel in the twelve months ended September 30, 2020, a decrease from approximately 800,000 clients in the year ended December 31, 2019. We believe that this decrease in OZON.Travel clients is primarily attributable to the COVID-19 pandemic and related travel restrictions worldwide. As of September 30, 2020, customers have been able to book tickets from more than180 active airlines through OZON.Travel. OZON.Travel also offers B2B services to SMEs by providing them high quality mobile travel app usability, flexible payment options and seamless electronic document reconciliation, reports and transactions. We plan to further integrate OZON.Travel with our platform business and leverage our buyer base. We also plan to further improve the user experience for our OZON.Travel clients and develop our B2B product offerings by adding competitive product elements like “Travel Policy,” which will allow SME clients to seamlessly set and track the budgets and expenditure for each employee and department, and “Role Model,” which will provide our SME clients’ employees the ability to seamlessly arrange journey changes. In the year ended December 31, 2019, OZON.Travel had revenues of 1,187 million, a 48% increase from 1,247 million in the year ended December 31, 2018.

Our Employees

We believe that our corporate culture and our positive relationship with our employees have contributed to our success. We endeavor to maintain a “start-up” culture that encourages continuous innovation and growth within our company. We conduct semi-annual review and feedback sessions in which the development aspirations of our employees are discussed and explored. We also benefit from a motivated and experienced management team with incentive plans in place for each senior management member.

As of June 30, 2020, we had 13,028 employees working in our fulfillment centers, delivery infrastructure operations and research labs and offices. As of December 31, 2019 and 2018, we had a total of 13,007 and 9,133 employees, respectively. The table below sets out the number of employees by job category as of June 30, 2020, December 31, 2019 and December 31, 2018:

	Number of Employees
	As of June 30,	As of December 31,
Function	2020	2019	2018
Supply Chain	9,425	9,874	6,946
Marketing	126	93	87
IT	1,136	953	831
Sales	696	631	294
Contact Center	897	828	517
General and Administrative	748	628	458

Total	13,028	13,007	9,133

The table below sets out the number of employees by location as of June 30, 2020, December 31, 2019 and 2018:

	Number of Employees
	As of June 30,	As of December 31,
Function	2020	2019	2018
Moscow	3,948	4,032	3,399
Moscow region	2,337	2,588	1,013
Saint Petersburg and Leningrad region	488	703	460
Other locations	6,255	5,684	4,261

Total	13,028	13,007	9,133

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreements or labor unions.

Legal Proceedings

We are not currently involved in any material litigation or regulatory actions that we believe would have a material adverse effect on our financial condition or results of operation, nor are we aware of any such material litigation or regulatory actions threatened against us.

Facilities

The principal executive office of our key operating subsidiary, Internet Solutions LLC, is located at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. We have leased this property for a term of 7 years, which expires in 2025.

All our fulfillment facilities are leased. The following table provides an overview of the fulfillment facilities that we have:

Location	Approximate size of building footprint As of September 30, 2020 (in ‘000 square meters)
Moscow region, Russia	90.6
Tver, Tver region, Russia	54.4
Rostov region, Russia	22.5
Saint Petersburg, Russia	18.5
Yekaterinburg, Sverdlovsk region, Russia	4.6
Republic of Tatarstan, Russia	24.7
Novosibirsk, Novosibirsk region, Russia	16.1

REGULATION

We are subject to a number of laws and regulations in Russia that regulate intellectual property, advertising services, privacy and personal data protection, antimonopoly compliance, consumer protection, real estate, customs and employment.

The following is only a summary and, as such, is not intended to provide an exhaustive description of all of the regulatory requirements to which we are subject in Russia. We believe that we are generally in compliance with applicable laws and regulations in Russia in all material respects. Although we cannot predict the effect of changes to existing laws and regulations, we are not aware of any proposed changes or proposed new laws and regulations that would have a material adverse effect on our business, other than outlined below.

Intellectual Property Regulation

Similar to many other Russian companies, we hold intellectual property rights to trademarks and other types of intellectual property and enjoy their protection under Russian law and international conventions. The Civil Code (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain physical form. In addition, we obtain exclusive rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired exclusive rights to copyright objects created by our employees during the course of their employment with us and within the scope of their job functions, that include the right to their further use and disposal.

Under Russian law, the registration of copyright is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property (“Rospatent”).

Trademarks, inventions, utility models and industrial designs require mandatory registration with Rospatent to have legal protection in Russia. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Marks dated April 14, 1891 (the “Madrid Agreement”) and/or the Protocol to the Madrid Agreement dated June 27, 1989 (the “Protocol”), have equal legal protection in Russia as trademarks registered locally. Our main brands are registered as trademarks in Russia. In addition, one of our brands is registered in the U.S., Israel, Germany and some former CIS countries under the Madrid Agreement and the Protocol.

The Civil Code generally provides for the legal protection of trademarks registered with Rospatent. In addition, Russia protects trademarks registered under the Madrid Agreement and the Protocol, if international registration of such trademarks extends to Russia.

Registration of a trademark in Russia by Rospatent is valid for 10 years after the filing. This term may be extended for additional 10 years an unlimited number of times. The same term applies to international registration of a trademark under the Madrid Agreement. The registration is valid with respect to certain classes of goods or services selected by an applicant and will not be protected if used for other types of goods or services. In the absence of registration, the entity using the designation may not be able to protect its trademark against unauthorized use by a third party. If a third party has previously registered a trademark similar to the designation in question, then the entity may be held liable for unauthorized use of such trademark.

The transfer, license or encumbrance of intellectual property rights to trademarks or other intellectual property under assignment agreements, franchising agreements, license agreements and pledge agreements are subject to registration with Rospatent. Failure to comply with the registration requirements results in the respective transfer, license or encumbrance being treated as non-existent, and use of the relevant intellectual property in the absence of registration of the relevant transfer, license or encumbrance may trigger civil, administrative or criminal liability. The Civil Code recognizes a concept of a well-known trademark, i.e., a mark which, as a result of its widespread use, has become well known in association with certain goods among Russian consumers.

Well-known trademarks enjoy more legal benefits than ordinary trademarks—these include:

•

broader coverage—an owner of a well-known trademark may exercise its exclusive rights in association with goods beyond those for which the relevant trademark was originally registered, provided that the use of an identical or confusingly similar trademark by a third party would cause consumers to associate the third party’s trademark with the owner of the well-known trademark and would affect the legitimate interests of the owner of the well-known trademark; and

•	an unlimited registration period—well-known trademarks registration generally remains effective for an unlimited period of time.

In order to register a mark as a well-known trademark, a user must submit the relevant application to Rospatent, together with certain documents including evidence that the relevant mark has become well known (such as, for example, the results of consumers surveys and documentary evidence of costs incurred for the advertising of the mark). One of our trademarks is registered as a well-known trademark in Russia.

Advertising Regulation

As part of our business promotion, we use various types of advertising services to make our buyers more aware of our product offerings. We also offer advertising services to our sellers and third parties as part of our business model. Advertising is a highly regulated activity in Russia. The principal Russian law governing advertising is the Law on Advertising dated March 13, 2006 (as amended, the “Advertising Law”). The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Below is a non-exhaustive list of types and methods of advertising that are prohibited in Russia:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state or municipal authorities or officials;

•	depiction of smoking and alcohol consumption in advertising;

•	advertising of healing properties of a product that is not a registered medicine, medical device or medical service; and

•	omission of material facts that leads to advertising being misleading.

Russian law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair,” “untrue” and “hidden” advertising (i.e., advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

The Advertising Law, as well as the Competition Law, restricts unfair competition in terms of information flow such as:

•	dissemination of false, inaccurate, or distorted information that may inflict losses on an entity or cause damage to its business reputation;

•	misrepresentation with respect to the nature, method, and place of manufacture, consumer characteristics, quality and quantity of a commodity or with respect to its producers;

•	incorrect comparison of the products manufactured or sold by an entity with the products manufactured or sold by other entities;

•	sale of commodities in violation of intellectual property rights, including trademarks and brands; or

•	illegal receipt, use, and disclosure of information constituting commercial, official or other secret protected by law.

Pursuant to the Advertising Law, any email advertising is subject to preliminary consent of a recipient.

The Advertising Law does not specifically regulate display advertising, such as pop-up ads appearing on third-party websites. At the same time, it may potentially be qualified as “telecom” advertising, which is subject to a recipient’s consent pursuant to the Advertising Law.

Violation of the Advertising Law can lead to civil actions or administrative penalties imposed by the FAS.

Privacy and Personal Data Protection Regulation

As we collect, store and otherwise handle personal data of our buyers, sellers and employees, we are subject to laws and regulations regarding privacy and protection of the user data, including the Personal Data Law. The Personal Data Law, among other things, requires that any processing of personal data of an individual (including collection, recording, systematization, accumulation, storage, use, transfer, blocking, deleting and destroying) is subject to such individual’s preliminary consent. Generally, the Personal Data Law does not require such consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, in a number of cases the consent must be in writing, including:

•

where the processing relates to special sensitive categories of personal data (regarding the individual’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information);

•	where the processing of personal data relates to any physiological and biological characteristics of the individual which can help to establish his or her identity (biometric personal data);

•	cross-border transfers to a state that does not provide adequate protection of a personal data subject’s rights; and

•	the reporting or transferring of an employees’ personal data to a third party.

Written consents of individuals must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained. The Personal Data Law also provides for the right to withdraw consent, in which case the person processing personal data has the obligation to destroy the data relating to the relevant individual. We endeavor to obtain personal data processing consents from all our users by asking them to click a relevant icon indicating such consent. Failure to comply with legislation on personal data protection may lead to civil, disciplinary, administrative and criminal liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.

The Personal Data Law requires personal data operators to conduct certain types of personal data processing with respect to Russian citizens exclusively with the use of Russian databases. These types of the so-called “restricted processing actions” include recording, systematization, accumulation, storage, clarification (update, modification) and extraction/download. According to Roskomnadzor guidance, the parallel input of gathered personal data into a Russian information system and a foreign-based system is prohibited. These data may be transferred to a foreign-based system by way of cross-border transfer from a Russian-based system only. We comply with this requirement and process personal data of Russian citizens using Russian databases. Failure to comply with data processing requirements, including the localization requirement, may result in a court decision blocking our website and our inclusion in a special register for infringers of personal data processing requirements, as well as imposition of an administrative fine.

The Russian legal framework governing data protection continues to develop, and therefore, there may be uncertainties as to the application or interpretation of these laws. For example, no standard definition of a “database” exists within the law and, under definitions contained in the Civil Code, a variety of documents and virtual objects (for example, Microsoft Office files) may be referred to as a database. Our information resources, including personal data, may be stored in a virtual environment (as part of our own cloud computing), which may significantly hinder the determination of the exact location of each virtual object and make it more difficult for us to provide the required information on the location within the required period. See “Risk Factors—Risks Relating to Russia—The legal framework governing e-commerce, data protection and related internet services in Russia is not well developed, and we may be subject to the newly adopted legislation, as well as the changes to the existing legislation, which may be costly to comply with or may limit our flexibility to run our business.”

Antimonopoly Regulation

As our subsidiaries are Russian companies, they are subject to Russian antimonopoly regulation. The Competition Law vests the FAS as the antimonopoly regulator with wide powers and authorities to ensure competition in the market, including prior approval of mergers and acquisitions, monitoring activities of market players that occupy dominant positions, prosecution of any wrongful abuse of a dominant position, prevention of cartels and other anti-competitive agreements or practices and counteracting unfair competition. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that violate or may violate competition. Furthermore, for systematic violations, a court may order, pursuant to a suit filed by the FAS, a compulsory split-up or spin-off of the violating company, and the new entities established as result of such a mandatory reorganization cannot form a group of companies.

We understand that the FAS could in the future focus on the markets that we are active in and could identify dominant players so that limitations and other requirements contained in the Competition Law would apply to their operations, such as the ban on establishment of the monopolistically high prices or discriminating conditions, or withdrawal of the product from the circulation.

The Competition Law expressly provides for its extraterritorial application to transactions and actions which are performed outside of Russia but lead, or may have led, to the restriction of competition in Russia.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, certain company formations and reorganizations that meet financial and other thresholds established by the Competition Law. Specific thresholds are also established by the Competition Law in relation to pre-approval by the FAS of certain transactions with respect to financial services providers. Financial services providers under the Competition Law include credit institutions, but do not include payment agents.

Under the Competition Law, if an acquiror has acted in violation of the merger control rules and, for example, acquired shares without obtaining a prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may potentially lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil and administrative liability for the violation of antimonopoly legislation. It also provides for criminal liability of company managers for cartel arrangements.

On February 1, 2019, the FAS introduced to the Russian Government the draft amendments to the Competition Law, known as the “5th Antimonopoly Pack.” The 5th Antimonopoly Pack is still under discussion between the government authorities and has not yet been submitted to the Russian Parliament. As currently drafted, the 5th Antimonopoly Pack gives the FAS authority to regulate digital platforms (i.e., internet infrastructure for interaction of sellers and buyers). Dominance of a digital platform will be determined on the basis of the so-called “network effect” criterion — the situation where the increasing number of the registered users of this network adds value to this network, including to the goods and services available at such network. A digital platform will be deemed having a dominant position if its market share exceeds 35% and network effects enable it to affect the general terms of trade in a certain product in the relevant market, or push other businesses out of the market, or impede access to the market for other businesses.

If the 5th Antimonopoly Pack is adopted as currently drafted, we believe we may potentially be recognized as a digital platform holding dominant position. In this case, the FAS may apply an enhanced level of scrutiny towards our business, and we may become subject to certain limitations set out by the antimonopoly legislation, such as ban on the establishment of monopolistically high prices or discriminating conditions, or withdrawal of a product from the circulation.

Consumer Protection and Commerce Regulation

As the majority of our buyers are individuals, we are subject to Russian laws and regulations regarding consumer protection and trade regulation set out below:

•

Law on Essentials of State Regulation of Commerce in the Russian Federation dated December 28, 2009 (as amended) establishes the general legal framework for regulation of wholesale and retail activities carried out in Russia. It contains the requirements regarding commerce activities in Russia, including antimonopoly provisions and regulation of supply contracts with respect to food products that we sell, and introduces a system of trade registers where all business organizations engaged in commerce activities (except manufacturers) within a particular region must be recorded. This law applies to our relations with product suppliers when we act as a seller on our direct sales platform. The law contains a set of general restrictions applying to all food products supplies. For example, the law sets out that food products supply agreements may not provide for any type of fees to purchasers other than those permitted by the law; and regulate promotional activities carried out by sellers. The law also provides for mandatory application of identification marks (the so-called “Fair Mark”) to certain product categories (for instance, tires, perfumes, photo cameras and shoes) for the purposes of product monitoring and counterfeit combat.

•

Law on Technical Regulation dated December 27, 2002 (as amended) establishes a general legal framework for the application of product requirements and the assessment of product conformity. There are also particular technical regulations that provide for detailed requirements in respect of product categories.

•

Sanitary and Epidemiological Rules and Regulations approved by the Russian Chief Sanitary Officer establish requirements regarding supporting documents, raw materials and components to be used in baby food products, as well as package and chemical compound requirements.

•

Law on Quality and Safety of Food Products dated January 2, 2000 (as amended) establishes a general framework for ensuring the quality and safety of food products. It sets out general requirements regarding the packaging, storage, transportation and sale of food products, as well as the destruction of poor-quality and unsafe food products. Violation of the law may result in civil and administrative liability for companies and/or their managers and criminal sanctions for managers.

•

Law on Protection of Consumer Rights dated February 7, 1992 (as amended) establishes a general legal framework for regulation of the relationship between sellers, manufacturers and service providers, on the one hand, and buyers, on the other hand, in the course of the sale of goods, performance of works or rendering of services. It establishes the rights of consumers to purchase goods of proper quality and to receive information on goods and their manufacturers. The law invalidates any term in a consumer contract purporting to limit consumer rights. The law mandates the owners of an aggregator of information on products or services to provide full and accurate information on products and a seller (such as, for example, name and address). The law establishes civil and administrative liability for companies and/or their managers for violation of consumer rights.

•

Regulation of the Russian Government on Approval of Rules of the Distant Sale of Products dated September 27, 2007 establishes a general framework between sellers and buyers in respect of distant sale of products. The regulation provides for the list of product information to be provided to a buyer (for example, information on conformity with applicable technical regulation, main consumer qualities of the product, place and name of the manufacturer), as well as specific rights of the buyer, such as rejection and return of the product.

On May 16, 2020, the Russian Government adopted the procedure for the issuance of permits on distant sale of pharmaceuticals. In order to be eligible for the permit, a company must have a pharmaceutical license for at least one year; at least ten pharmaceutical sites in Russia; places for the storage of orders compliant with the rules on medical product storage; a website or mobile app; its own or third-party courier service with cold chain capabilities; and an electronic or mobile payment system to pay for goods at the place of service. The permits are issued by Roszdravnadzor, a Russian regulatory authority in the sphere.

In addition, in light of the spread of COVID-19, in April 2020 the Russian Parliament adopted a number of laws toughening administrative and criminal liability for the breach of sanitary-epidemiologic regulations. As a result, we have to bear additional expenses to ensure compliance with sanitary-epidemiologic rules and regulations.

Regulation of the Sale and Lease of Real Estate

The majority of the premises we use are leased (for example, the office of our key operating subsidiary, Internet Solutions LLC, and all our fulfillment centers). From time to time, we may also manage real estate in accordance with our asset-light strategy. Under the Civil Code, agreements relating to sale or lease of real estate must expressly set out the details of the real estate and the purchase price or lease rate. The transfer of ownership under a real estate sale agreement is subject to state registration. Lease agreements are subject to state registration, except for short-term (i.e., less than one year) and preliminary lease agreements. Under the Civil Code, unregistered lease agreements are binding on the parties (provided that the lessor and the tenant agreed on all material terms of the lease and started performing the lease agreement), but cannot be enforced against any third parties. As a general rule, the tenant has a pre-emptive right to renew a lease upon its expiry on the terms and conditions to be agreed by the parties. Under the Civil Code, a lease agreement may be unilaterally terminated either in a limited number of situations expressly provided by the Civil Code (through a court procedure) or under the terms of such lease agreement (through court and out-of-court procedures).

Employment Regulation

As of June 30, 2020, we had 13,028 employees working in our fulfillment centers, delivery infrastructure operations and research labs and corporate offices. See “Business—Our Employees.” Employment matters in Russia are governed mainly by the Labor Code and by numerous implementing enactments of Russian authorities, which are enforced by the Russian courts and the Federal Service on Labor and Employment. The Labor Code sets out minimum rights of employees that must be complied with by any employer in Russia. Employment is required to be documented by an employment agreement that must, as a general rule, be for an indefinite term. Unilateral early termination of employment agreements by an employer is possible only for certain reasons expressly outlined in the law, and is subject to the provision by the employer of specified remedies to the employee, except in the case of a termination for cause.

In 2018, the law on the special tax regime for the “self-employed” in several constituent entities of Russia was adopted. For the purposes of this law, a self-employed person is an individual conducting income-generating activities while not having an employer, not engaging employees and not benefiting from the property income. The income tax rate for the self-employed varies from 4% to 6%, as opposed to the standard 13% income tax rate. Starting from July 1, 2020, the regime was extended to all constituent entities of Russia. The extension of the self-employed regime will allow us to engage couriers and other temporary workers in a more effective way.

Customs Regulation

The Eurasian Economic Commission has the authority to establish customs duties. Personal use products sent to Russia through international mail are free from these duties if their price does not exceed certain thresholds. In 2019 and 2020, the price of personal use products sent to Russia from abroad through international mail that may be imported free of customs duty was reduced from €1,000 to €200 per mailing pack. This regulation appeared beneficial for the internal market, and subsequently, our turnover. However, we cannot precisely evaluate the contribution of this new rule to our turnover. See “Risk Factors—Risks Relating to Our Business and Industry—An increase in the share of international e-commerce companies in the Russian market or changes in measures aimed at restricting international e-commerce may adversely affect our business and results of operations.”

MANAGEMENT

Executive Officers and Board Members

The following individuals are our executive officers, and, prior to the consummation of this offering, we expect to appoint the following board members. The table below includes their ages as of the date of this prospectus:

Name	Age	Title
Executive Officers
Alexander Shulgin	43	Chief Executive Officer, Board Member
Daniil Fedorov	30	Chief Financial Officer
Anton Stepanenko	34	Chief Technology Officer
Board Members
Elena Ivashentseva	53	Chairperson of the Board
Vladimir Chirakhov	46	Board Member
Emmanuel DeSousa	53	Board Member
Lydia Jett	39	Board Member
Dmitry Kamensky	38	Board Member
Alexey Katkov	42	Board Member
Charles Ryan	53	Board Member
Peter Sirota	44	Board Member

The current business address for our executive officers is at the office of our key operating subsidiary, Internet Solutions LLC, at 10 Presnenskaya Embankment, “Naberezhnaya Tower,” Tower C, 123112, Moscow, Russia. The current business address for our board members is at Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus.

Executive Officers

The following is a brief summary of the business experience of our executive officers.

Alexander Shulgin has served as our key operating subsidiary’s Chief Executive Officer since December 2017 and is a member of our board since October 2020. Mr. Shulgin previously worked at Yandex, where he served as Chief Executive Officer of its Russian division from 2014 to 2017 and previously as CFO from 2010 to 2014. Mr. Shulgin earlier held a number of positions at Coca-Cola Hellenic, including as financial director at Coca-Cola Hellenic in Russia. Mr. Shulgin holds a degree in Management from Rostov-on-Don State University. He received the RBC Award for Top Manager by the leading Russian business daily RBC in 2019.

Daniil Fedorov has served as our key operating subsidiary’s Chief Financial Officer since June 2018. Mr. Fedorov joined Ozon in early 2018 as the Head of Corporate Development. From 2012 to 2018, Mr. Fedorov worked in equity research at Goldman Sachs, where he became the Primary Analyst for CEEMEA Transportation, Real Estate and Infrastructure, as well as the Primary Analyst for European Airlines. Prior to joining Goldman Sachs, Mr. Fedorov worked in the Investment Banking Department, M&A at Sberbank CIB and in Fixed Income Research at Renaissance Capital. Mr. Fedorov graduated from the Higher School of Economics in Moscow with a Bachelor’s degree in Management in 2011. He completed the Summer Finance School at the London School of Economics and Political Science at the University of London in 2010. In 2020, Mr. Fedorov was nominated in Forbes Russia’s “30 Under 30” list in the management category.

Anton Stepanenko has served as our key operating subsidiary’s Chief Technology Officer since February 2020, having joined Ozon as the Platform Development Director in 2018. From March 2018 to July 2018, Mr. Stepanenko worked as head of technical projects at Yandex.Market. From 2016 to 2018, Mr. Stepanenko served as Vice President of Engineering at Lazada Group. From 2012 to 2016, Mr. Stepanenko managed the platform development department at the social networking website, Badoo. Mr. Stepanenko holds a degree in applied physics and mathematics, having graduated from the department of Radio Engineering and Cybernetics at the Moscow Institute of Physics and Technology.

Board Members

Prior the consummation of this offering, our board will be comprised of up to nine members, including at least three independent directors. See “Description of Share Capital and Articles of Association—Board of Directors.” Our board members will be elected by our general meeting of shareholders in accordance with our articles of association in effect prior to the consummation of this offering to serve until their successors are duly elected and qualified.

The following is a brief summary of the business experience of our board members.

Elena Ivashentseva is a senior partner at Baring Vostok Capital Partners Group Limited, a leading private equity firm focused on investments in Russia and the CIS. Baring Vostok Capital Partners structured the initial investment by the Baring Vostok Private Equity Funds in Ozon in 2000, and since then Ms. Ivashentseva has been overseeing the investment in Ozon on behalf of the Baring Vostok Private Equity Funds. Ms. Ivashentseva is also a member of the board of Ivi.ru, ER-Telecom, Center for Financial Technologies and other portfolio companies of the Baring Vostok Private Equity Funds. Ms. Ivashentseva was previously a member of the board of directors of Yandex from 2000 until 2017, a Nasdaq-listed large Russian technology company in which the Baring Vostok Private Equity Funds had invested. Before joining Baring Vostok Capital Partners in 1999, Ms. Ivashentseva led telecom and media investments of the Sector Capital Fund. Ms. Ivashentseva holds a Master’s degree in finance and accounting from the London School of Economics and a diploma with honors in economics and mathematics from the Novosibirsk State University. Ms. Ivashentseva is a charterholder of the CFA Institute.

Vladimir Chirakhov has served as a Chief Executive Officer (President) and Chairman of the Management Board at Sistema since April 2020. Mr. Chirakhov is also a member of Sistema’s Board of Directors and a member of Sistema’s Strategy Committee and Ethics and Control Committee. From October 2012 to April 2020, Mr. Chirakhov served as a CEO of Detsky Mir, a major Russia children’s goods retailer. From 2009 to 2012, Mr. Chirakhov worked at Korablik, a large Russian retail network of children’s goods, where he had been promoted from Commercial Director to CEO. From 2001 to 2009, Mr. Chirakhov worked in Partiya Elektronika and M.Video, other leading Russian retail companies, and served as Commercial Director at Lindex, the management company of the Expert chain, one of the largest retail chains in the home appliances segment in Europe. Mr. Chirakhov holds a degree in Applied Mathematics, having graduated with honors from the Academy of the Federal Security Service of the Russian Federation as an engineering mathematics specialist in 1996. Mr. Chirakhov also holds a degree in Management, having graduated with honors from the Academy of National Economy under the Government of the Russian Federation in 2001, and in 2013, Mr. Chirakhov completed an Executive MBA program at Moscow School of Management Skolkovo. In March 2020, Mr. Chirakhov was awarded the Order of Friendship by a Decree of the Russian President.

Emmanuel DeSousa is the co-Founder and a Managing Partner at Princeville Capital based in Europe. Before founding Princeville Capital in 2016, a multi-strategy growth stage global technology investor, Mr. DeSousa was Vice Chairman of Global Technology, Media & Telecom and Head of Global Internet & New Media Investment Banking at Deutsche Bank AG. Prior to 2002, Mr. DeSousa headed Credit Suisse’s Ibero-American Technology investment banking team focusing on technology companies across Europe and Latin America. In the course of his career, Mr. DeSousa has executed numerous transactions and investments across various technology sub-sectors including principally in advertising, e-commerce, data analytics, marketplaces and software. Mr. DeSousa holds a degree with honors from McGill University, a Master of Science degree in Management Information Systems from Vrije Universiteit Brussel and a Master of Business Administration degree from the University of Chicago Booth School of Business.

Lydia Jett has served as a founding Investment Partner at SoftBank Investment Advisors (the Softbank Vision Fund) since 2015, where she focuses on investing in e-commerce, consumer internet, Fintech and robotics companies on a global basis, including SoftBank’s e-commerce investments: Coupang, Fanatics, Flipkart, Tokopedia, Klook and Fetch Robotics. Prior to joining Softbank, from 2009 to 2015, Ms. Jett was a Vice President at M/C Partners, a growth equity firm focused on the communications, media and information technology sectors. From 2005 to 2007, Ms. Jett worked at Goldman Sachs in the Principal Investment Area, where she was actively involved in investments across the technology, media and education sectors. From 2002 to 2005, Ms. Jett was an Investment Banking Analyst at JPMorgan. Ms. Jett also serves on the Venture Advisory Board of Silicon Valley Bank, the advisory board of multiple technology startups and investment funds and is actively involved in initiatives to promote the advancement of women in venture capital and technology. Ms. Jett holds a Master of Business Administration degree from the Stanford Graduate School of Business and a Bachelor’s degree from Smith College. Ms. Jett is also a graduate of the General Course at The London School of Economics.

Dmitry Kamensky is a partner at Baring Vostok Capital Partners Group Limited. Mr. Kamensky is also a member of the board of directors of Ivi.ru and other portfolio companies of the Baring Vostok Private Equity Funds. Mr. Kamensky joined Baring Vostok Capital Partners in 2006 and has since 2008 been involved in monitoring the Baring Vostok Private Equity Funds’ investment in Ozon. Mr. Kamensky holds a Master’s degree in finance from Manchester Business School and a Bachelor’s degree with honors in Economics from the Moscow State University.

Alexey Katkov has served as a Managing Partner in Sistema since April 2018 responsible for its digital segment. From 2015 to 2018, Mr. Katkov was the CEO and President at Sistema Venture Capital. In 2015, Mr. Katkov was appointed the First Vice President and Chief Operation Officer at Sistema Mass Media (SMM JSC), which was a part of Sistema Group at the time. From 2000 to 2015, Mr. Katkov worked at the Mail.ru Group, where he served as Vice President, Commercial Director and Director for International and Regional Development. In 1999, Mr. Katkov graduated from the Russian Presidential Academy of National Economy and Public Administration with a degree in Management.

Charles Ryan’s distinguished financial career combines top level expertise and deep knowledge of both Russian and international markets. Mr. Ryan began his professional career in 1989 with CS First Boston, where he was a Financial Analyst. From 1991 to 1994, Mr. Ryan was an Associate and Principal Banker with the European Bank for Reconstruction and Development in London, where he played a crucial role in St. Petersburg’s privatization program for industry and real estate. In 1994, Mr. Ryan co-founded the United Financial Group, an independent investment bank in Moscow. UFG Asset Management was founded as part of the United Financial Group in 1996. In 2005, when Deutsche Bank acquired 100% of UFG’s investment banking business, Mr. Ryan was appointed as the Chief Country Officer and CEO of the Deutsche Bank Group in Russia. He stepped down as the CEO of Deutsche Bank in Russia in September 2008 and became the Chairman of UFG Asset Management in October 2008. In addition to his role as the Chairman, Mr. Ryan is also responsible for the overall management of UFG’s private equity business. Mr. Ryan has also served as a non-executive director of Yandex since 2011. Mr. Ryan graduated with honors in Government from Harvard College.

Peter Sirota has served as a Senior Vice President of Engineering at Mapbox since May 2018, where he focuses on defining and building search, map, navigation, and logistic services, building scalable distributed systems and operating services at a large scale. From 2014 to 2018, Mr. Sirota was a Senior Vice President of Engineering at Quantcast, where he helped to build a large automated advertising platform. From 2008 to 2014, Mr. Sirota founded and served as a General Manager for Amazon Elastic MapReduce, a cloud big data platform for processing Petabyte-scale data using open source tools such as Apache Spark and Hadoop that enables businesses, researchers, data analysts and developers to build sophisticated machine learning and data processing solutions. From 2005 to 2008, Mr. Sirota was a Senior Manager of Amazon Web Services, where he managed engineering teams to build the AWS Platform, which includes billing, accounts, authentication and authorization services upon which the AWS business is built. From 1999 to 2005, Mr. Sirota was a Software Development Manager at RealNetworks, where he managed engineering teams to build the first audio and video streaming network—RealBroadcast Network (RBN).

From 1996 to 1997, Mr. Sirota was a consultant at the Microsoft Corporation. Mr. Sirota holds a Bachelor’s degree in Computer Science from Northeastern University in Boston. Mr. Sirota also studied Economics and International Business at ESB in Reutlingen, Germany.

Corporate Governance

As the Company is not listed on a regulated market or the Cyprus Stock Exchange, we are not required to comply with any corporate governance requirements applicable to Cypriot public companies. As a foreign private issuer whose shares will be listed on Nasdaq, we will have the option to follow certain Cypriot corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the following Nasdaq requirements:

•

We will follow home country practice that permits us not to provide in our bylaws for a generally applicable quorum of not less than one-third of the outstanding voting stock, rather than Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock;

•

We will follow home country practice that permits our board of directors to consist of less than a majority of independent directors, rather than Nasdaq Listing Rule 5605(b), which requires that a majority of the board be independent (although all of the members of the audit committee must be independent under the Exchange Act);

•

We will follow home country practice that permits the compensation committee of our board of directors not to consist entirely of independent directors, rather than Nasdaq Listing Rule 5605(d), which requires boards to have a compensation committee consisting entirely of independent directors;

•

We will follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, rather than Nasdaq Listing Rule 5605(e), which requires director nominees to either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors;

•

We will follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, rather than Nasdaq Listing Rule 5605(b)(2), which requires an issuer to have regularly scheduled meetings at which only independent directors attend;

•

We will follow home country practice that generally permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, rather than Nasdaq Listing Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements; and

•

Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b) and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cyprus law and our articles of association generally permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

–

acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition;

–

enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cyprus law would not permit us to enter into any reorganization, merger or consolidation and take certain other actions without shareholder or board approval; and

–	enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to domestic issuers. For more information, see “Risk Factors—Risks Relating to Our Initial Public Offering and Ownership of the ADSs—As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq corporate governance requirements.”

Audit Committee

The audit committee, which is expected to consist of                 ,                and                , will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements.                  will serve as Chairman of the committee. Under the Nasdaq listing requirements and applicable SEC rules, the audit committee will be required to have at least three members, all of whom must be independent. The audit committee will consist exclusively of members of our board who are financially literate, and                 is considered an “audit committee financial expert” as defined in applicable SEC rules. Our board has determined that                 ,                and                each satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. The audit committee will be governed by a charter that complies with the Nasdaq rules.

No later than the listing on Nasdaq, the audit committee will be responsible for:

•	recommending the appointment of the independent auditor to the general meeting of shareholders;

•	the appointment, compensation, retention and oversight of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit services;

•	pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

•	evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

•

reviewing and discussing with the board and the independent auditor our annual audited financial statements and quarterly financial statements prior to the filing of the respective annual and quarterly reports;

•

reviewing our compliance with laws and regulations, including major legal and regulatory initiatives and also reviewing any major litigation or investigations against us that may have a material impact on our financial statements; and

•	approving or ratifying any related person transaction (as defined in our related person transaction policy) in accordance with our related person transaction policy.

The audit committee will meet as often as one or more members of the audit committee deem necessary, but in any event will meet at least four times per year. The audit committee will meet at least once per year with our independent accountant, without our executive officers being present.

Compensation Committee

The compensation committee, which is expected to consist of                 ,                and                , will assist the board in determining executive officer compensation.                 will serve as Chairman of the committee. The

committee will recommend to the board for determination the compensation of each of our executive officers. Under SEC and Nasdaq rules, there are heightened independence standards for members of the compensation committee, including a prohibition against the receipt of any compensation from us other than standard board member fees. Pursuant to exemptions from such independence standards as a result of being a foreign private issuer, the members of our compensation committee may not be independent under such standards.

No later than the listing on Nasdaq, the compensation committee will be responsible for:

•	identifying, reviewing and approving corporate goals and objectives relevant to executive officer compensation;

•	analyzing the possible outcomes of the variable remuneration components and how they may affect the remuneration of our executive officers;

•	evaluating each executive officer’s performance in light of such goals and objectives and determining each executive officer’s compensation based on such evaluation;

•

determining any long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally;

•	periodically reviewing, in consultation with our Chief Executive Officer, our management succession planning; and

•	reviewing and assessing risks arising from our compensation policies and practices for our employees and whether any such risks are reasonably likely to have a material adverse effect on us.

Nominating Committee

The nominating committee, which is expected to consist of                 ,                and                , will assist our board in identifying individuals qualified to become members of our board consistent with criteria established by our board and in developing our corporate governance principles.                 will serve as Chairman of the committee. Under Nasdaq rules, all such directors must be independent; however, pursuant to exemptions from such requirements as a result of being a foreign private issuer, the members of our nomination committee may not be independent under the Nasdaq standards.

No later than the listing on Nasdaq, the nominating committee will be responsible for:

•	drawing up selection criteria and appointment procedures for board members;

•	reviewing and evaluating the composition, function and duties of our board;

•	recommending nominees for selection to our board and its corresponding committees;

•	making recommendations to the board as to determinations of board member independence;

•	leading the board in a self-evaluation, at least annually, to determine whether it and its committees are functioning effectively;

•	overseeing and recommending for adoption by the general meeting of shareholders the compensation for our board members; and

•

developing and recommending to the board our rules governing the board and code of business conduct and ethics and reviewing and reassessing the adequacy of such rules governing the board and Code of Business Conduct and Ethics and recommending any proposed changes to the board.

Code of Business Conduct and Ethics

Upon consummation of this offering, we intend to adopt a Code of Business Conduct and Ethics that covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.

Board of Directors

The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company.

Duties of Board Members and Conflicts of Interest

Under Cyprus law, our directors owe fiduciary duties at common law, including a duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his or her interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Executive Officer Compensation

The compensation for each of our executive officers consists of the base salary and share-based awards. The total amount of compensation paid and benefits in kind provided to our executive officers and members of our board of directors for the year ended December 31, 2019 was 49 million. We do not currently maintain any profit-sharing or pension plan for the benefit of our executive officers.

The following table sets forth the share-based awards granted to our key executive officers and directors:

Name	Award type	Number of ordinary shares called for	Exercise/ purchase price per share	Grant date	Expiration date
Alexander Shulgin	Option	42,331	8,101	August 1, 2018	August 1, 2028
Alexander Shulgin	RSU	80,000	—	May 1, 2018	May 1, 2028
Daniil Fedorov	RSU	4,200	—	July 2, 2018	July 2, 2028
Daniil Fedorov	RSU	6,000	—	January 1, 2019	January 1, 2029
Anton Stepanenko	RSU	2,000	—	August 1, 2018	August 1, 2028
Anton Stepanenko	RSU	5,000	—	September 15, 2019	September 15, 2029
Anton Stepanenko	RSU	10,000	—	June 25, 2020	June 25, 2030

Equity Incentive Plans

We have an Equity Incentive Plan (“EIP”) for individuals who mostly contribute to our performance. In accordance with the EIP, executives, senior employees, external strategic advisors and consultants, as determined by our board of directors, may be awarded equity share-based awards (“SBAs”) in the form of options, share appreciation rights (“SARs”) and restricted share units (“RSUs”). Under the EIP, we may issue ordinary shares or ADSs representing such ordinary shares. The material terms of the EIP are summarized below.

Plan administration. Our EIP is administered by our board of directors considering recommendations of compensation committee.

Eligibility. We may grant SBAs to employees, directors and external advisers of our Group.

Vesting schedule. Awards generally vest over a four-year period, with 1/4 vesting on the first anniversary of nomination and an additional 1/16 vesting each calendar quarter thereafter. When a participant employment or service is terminated, a portion of award vested as of the termination date is issued in form of ordinary shares.

Reserved pool. In 2018, our board of directors agreed to reserve for the purposes of the EIP 400,000 redeemable shares which represented around 10% of the share capital. In addition, awards could be made outside of the pool subject to relevant approvals under our existing articles of association and our pre-IPO shareholders’ agreement.

2018 RSUs Plan

From 2018, we may grant to our employees and consultants RSUs with a zero exercise price. Each RSU entitles the recipient, subject to vesting and other terms, to receive upon occurrence of specified events, including the consummation of this offering or control stake sale transaction or on the tenth anniversary from the award date, for no consideration to one redeemable preference share of the Company. As of October 1, 2020, 305,889 RSUs have been granted under the plan, 101,221 of which have vested but have not been exercised.

2018 CEO Option

On August 1, 2018, we entered into an option agreement with Mr. Shulgin, Chief Executive Officer of our key operating subsidiary, Internet Solutions LLC, under which he received form us, for cash consideration of $1.5 million, an option to purchase, in whole or in part, subject to vesting and other terms, at his voluntary decision or mandatory upon occurrence of specified events, such as the consummation of this offering or control stake sale transaction or on the tenth anniversary from the award date, up to 42,331 of our ordinary shares. The exercise price per option will be determined by a formula based on a total exercise price of $4 million and 8% interest rate per annum. The option has vested but has not been exercised as of the date of this prospectus. The shares can be acquired by the payment of the exercise price or on a net basis by forfeiting rights to a portion of shares.

2012-2017 SARs Plan

From 2012 to 2017, we granted our key executive employees SARs, under which redeemable preference shares, determined by a formula, are awarded upon occurrence of specified events, such as the consummation of this offering or control stake sale transaction or on the tenth anniversary from the award date, for no consideration. The number of shares for issuance is determined by formula based on the difference between the fair market value of our ordinary shares as of exercise date and the fair market value as of grant date, divided by the fair market value as of exercise date and multiplied by the number of vested SARs. As of October 1 2020, 20,953 SARs have been granted under the plan, 19,913 of which have vested but have not been exercised.

2007-2010 Option Plan

From 2007 to 2010, we granted our key executive employees options to purchase ordinary shares exercisable after a vesting period and up to the tenth anniversary from the date of award at an exercise price of respective options at the date of award. The final exercise date under an outstanding option agreement was extended to June 10, 2021 by an agreement between the Company and the option holder.

Insurance and Indemnification

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of October 1, 2020 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of the ADSs in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each of our executive officers and members of our board of directors individually; and

•	our executive officers and members of our board of directors as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of October 1, 2020 through the exercise of any option, warrant or other right. Except as otherwise indicated, to our knowledge and subject to applicable community property laws, all persons named in the table below have sole voting and investment power and the right to receive the economic benefit of ownership with respect to all ordinary shares held by that person. Sistema, the Baring Vostok Private Equity Funds and substantially all of our other shareholders are parties to a shareholders’ agreement, which sets out rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. See “Related Party Transactions—Pre-IPO Shareholders’ Agreement.” The shareholders’ agreement will terminate upon consummation of this offering, and the parties do not expect to enter into a further shareholders’ agreement following the offering.

The percentage of shares beneficially owned before the offering is computed on the basis of 5,498,915 of our ordinary shares outstanding as of October 1, 2020 and two Class A shares outstanding as of                , 2020. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the                  of the ADSs representing ordinary shares that we are selling in this offering, and assumes no exercise of the underwriters’ option to purchase additional ADSs from us. Ordinary shares that a person has the right to acquire within 60 days of October 1, 2020, and assuming that all options and convertible loans or other securities that are exercisable upon this offering are currently exercisable, are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group. As of October 1, 2020, we had seven U.S. record holders of our ordinary shares. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Ozon Holdings Limited, Arch. Makariou III, 2-4, Capital Center, 9th floor, 1065, Nicosia, Cyprus.

	Shares Beneficially Owned Before the Offering(1)		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Sistema(2)	2,663,091	45.9%			%
Baring Vostok Private Equity Funds(3)	2,658,364	45.9%			%
Index Ventures(4)	337,806	6.1%			%
Princeville Global(5)	335,898	5.8%			%
Executive Officers and Board Members
Alexander Shulgin(6)	97,331	1.7%			%
Daniil Fedorov	*	*			%
Anton Stepanenko	*	*			%
Elena Ivashentseva	—	—			%
Vladimir Chirakhov	—	—			%

	Shares Beneficially Owned Before the Offering(1)		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Emmanuel DeSousa(7)	335,898	5.8%			%
Lydia Jett	—	—			%
Dmitry Kamensky	—	—			%
Alexey Katkov	—	—			%
Charles Ryan	*	*			%
Peter Sirota	—	—			%
All executive officers and board members as a group (11 persons)	469,963	8.2%			%

*	Indicates beneficial ownership of less than 1%.
(1)	The information provided in the table above assumes that all options and convertible loans or other securities that are exercisable upon this offering are currently exercisable.
(2)

Includes 1,721,134 ordinary shares and one Class A share directly held by Sistema and 643,347 ordinary shares directly held by Sistema Venture Fund Ltd, an investment vehicle controlled by Sistema and 298,609 ordinary shares to be acquired under convertible loans that are exercisable within 60 days of October 1, 2020 by Sistema. Sistema may be deemed to be the beneficial owner of all of these shares. Mr. Vladimir P. Evtushenkov has a controlling interest in Sistema and is considered under U.S. securities laws as the beneficial owner of Sistema. The address for Sistema is 13/1 Mokhovaya Street, 125009, Moscow, Russia.

(3)

Includes 1,228,510 ordinary shares directly held by Baring Vostok Ozon LP (“Ozon LP”); 1,130,914 ordinary shares directly held by Baring Vostok Fund V Nominees Limited (“BVFVNL”), a nominee company for each of the three limited partnerships comprising Baring Vostok Private Equity Fund V (“BVPEFV”) and Baring Vostok Fund V Supplemental Fund, LP (“Supp Fund,” and together with BVPEFV, the “Fund V Funds”); and 5,055 ordinary shares directly held by Baring Vostok Holding Limited (“BVHL”), and 293,884 ordinary shares to be acquired under convertible loans that are exercisable within 60 days of October 1, 2020 directly by BVFVNL on behalf of the Fund V Funds. Also includes one Class A share, the voting and investment control over which is shared by each of Ozon LP, the Fund V Funds and BVHL. Voting and investment control over the investments held by Ozon LP is exercised by the board of directors of Baring Vostok Ozon Managers Limited (“BVOML”) as the general partner to Baring Vostok Ozon (GP) L.P., who is the general partner to Ozon LP. The board of directors of BVOML is comprised of Holly Nielsen, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors disclaims beneficial ownership of the investments held by Ozon LP. Voting and investment control over the investments held by the Fund V Funds is exercised in each case by the board of directors of Baring Vostok Fund V Managers Limited (“BVFVML”) as the general partner to Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P., who are the general partners to BVPEFV and the Supp Fund, respectively. The board of directors of BVFVML is comprised of Holly Nielsen, Peter Touzeau, Gabbas Kazhimuratov, Julian Timms, Andrey Costyashkin and Gillian Newton. Each member of the board of directors disclaims beneficial ownership of the investments held by the Fund V Funds. Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML and BVFVML. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the investments held by Ozon LP or the Fund V Funds. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the ordinary shares held by each such fund. Voting and investment control over the shares held by BVHL are governed by the memorandum and articles of association of BVHL, which provides authority to the board of directors of BVHL to control the voting and disposition of all ordinary shares held by BVHL. The board of directors of BVHL is comprised of Georgios Papachristoforou and Gabbas Kazhimuratov. Each member of the board of directors disclaims beneficial ownership of the investments held by BVHL. Each of Ozon LP, the Fund V Funds, the respective general partners of each such fund, the directors of each such general partner, BVHL and the directors of

BVHL disclaims beneficial ownership of the ordinary shares beneficially owned or deemed beneficially owned by each of the other such persons, except to the extent of its pecuniary interest therein. The address for BVFVNL, BVFVML, Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P. and each of the Fund V Funds is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL. The address for BVHL is Wickham’s Cay 1, Road Town, Vanterpool Plaza, 2nd Floor, Tortola, British Virgin Islands. The address for BVOML, Baring Vostok Ozon (GP) L.P. and Ozon LP is Western Suite, Ground Floor, Mill Court, La Charroterie, St. Peter Port, Guernsey GY1 1EJ, Channel Islands.
(4)

Includes 87,677 ordinary shares held by Index Ventures III (Jersey), L.P. (“Index III”); 178,105 ordinary shares held by Index Ventures III (Delaware), L.P. (“Index III Delaware”); 3,172 ordinary shares held by Index Ventures III Parallel Entrepreneur Fund (Jersey), L.P. (“Index III Parallel”); 62,320 ordinary shares held by Index Ventures Growth I (Jersey) L.P. (“Index Growth I”); 2,171 ordinary shares held by Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. (“Index Growth I Parallel” and, together with Index III, Index III Delaware, Index III Parallel and Index Growth I, the “Funds”); and 4,361 ordinary shares held by Yucca (Jersey) SLP (“Yucca”). Index Venture Associates III Limited (“IVA III”) is the managing general partner of Index III, Index III Delaware and Index III Parallel and may be deemed to have voting and dispositive power over the shares held by those funds. Index Venture Growth Associates I Limited (“IVGA I”) is the managing general partner of Index Growth I and Index Growth I Parallel and may be deemed to have voting and dispositive power over the shares held by such fund. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Funds’ investment, and IVA III and IVGA I may be deemed to have voting and dispositive power over their respective allocation of shares held by Yucca. David Hall, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of IVA III, and investment and voting decisions with respect to the shares over which IVA III may be deemed to have voting and dispositive power are made by such directors collectively. David Hall, Phil Balderson, Nigel Greenwood and Sinéad Meehan are the members of the board of directors of IVGA I, and investment and voting decisions with respect to the shares over which IVGA I may be deemed to have voting and dispositive power are made by such directors collectively. The address of each of these entities is 5th Floor, 44 Esplanade, St Helier, Jersey JE1 3FG, Channel Islands, except for Yucca, the address of which is 44 Esplanade, St. Helier, Jersey JE4 9WG, Channel Islands.

(5)

Includes 335,898 ordinary shares that Princeville Global eCommerce Investments I Limited has the right to acquire under a convertible loan that is exercisable within 60 days of October 1, 2020. Princeville Global eCommerce Investments I Limited is a company incorporated in the British Virgin Islands. The address for Princeville Global eCommerce Investments I Limited is C/o Maples Corporate Services (BVI) Limited, Kingston Chambers PO Box 173, Road Town, Tortola, British Virgin Islands. Princeville Global eCommerce Investments I Limited is controlled by Princeville Global Partners Ltd., a company incorporated in the Cayman Islands. The voting and investment power of shares held by Princeville Global Partners Ltd. is exercised by its investment committee, which consists of Mr. Emmanuel DeSousa and Mr. Joaquin Rodriguez Torres. As a result, Mr. DeSousa and Mr. Torres may be deemed to have beneficial ownership over such shares. Each of Mr. DeSousa and Mr. Torres disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Princeville Global Partners Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)	Includes 42,331 ordinary shares exercisable under a stock option and 55,000 RSUs (out of total 80,000), in each case which have previously vested. See “Management—Equity Incentive Plans.”
(7)	See note 5.

RELATED PARTY TRANSACTIONS

The following is a description of related party transactions we have entered into since January 1, 2018 with any of our members of our board or executive officers and the holders of more than 5% of our ordinary shares.

We make sales to and purchases from related parties on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the years ended December 31, 2019 and 2018, we recognized no provision for expected credit losses relating to amounts owed by related parties.

Relationship with Sistema

We have several accounts at MTS-Bank PJSC (a subsidiary of Sistema, one of our significant shareholders), including short-term deposit accounts. As at June 30, 2020 and December 31, 2019, total cash balances of our current and deposit accounts at MTS-Bank PJSC were 64 million and 26 million, respectively (compared to nil as at December 31, 2018).

During the six months ended June 30, 2020, we received interest income of 2 million (compared to 37 million during the six months ended June 30, 2019) from holding short-term deposits at MTS-Bank PJSC. During the year ended December 31, 2019, we received interest income of 37 million (compared to 1 million during the year ended December 31, 2018) from holding short-term deposits at MTS-Bank PJSC.

Purchases from Sistema and its affiliates relate mainly to the purchases of telecommunication services (phone service, internet), payment processing services and agent services, including for cash collection from our customers.

Relationship with Litres

Services Received from Litres

Since January 1, 2018, we have made purchases from Litres relating to the subscription for the library of e-books. During the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, our purchases from Litres totaled 6 million, 6 million and 1 million, respectively.

Services Provided to Litres

Since January 1, 2018, we have made sales to Litres relating to the commission for the participation in the affiliates program when our customer referrals result in successful sales of Litres. During the six months ended June 30, 2020 and the years ended December 31, 2019 and 2018, our sales to Litres totaled 3 million, 5 million and 5 million, respectively.

Litres Shareholders’ Agreement

On November 28, 2019, we entered into an amended and restated shareholders’ agreement with Mr. Oleg Evgenievich Novikov, Mr. Dmitry Petrovich Gribov, Mr. Alexander Valeryevish Brychkin, Mr. Sergey Valeryevich Anuryev and Litres, governing the rights and obligations between the parties relating to Litres, a Cyprus limited liability company whose main operating subsidiary is Litres LLC, which operates one of the leading online book retail business in Russia. As of the date of this prospectus, we hold a 42.27% participatory interest in Litres. The shareholders’ agreement is effective until it is terminated by written agreement between all shareholders.

Loans from Shareholders

On September 18, 2019, we entered into a convertible loan agreement with our existing shareholders, BVFVNL and Sistema, for the total amount of 5,000 million and with an annual interest rate of 10%. Under the terms of the loan, such interest ceased to accrue after December 27, 2019. The loan has been partially converted into ordinary shares, and approximately 1,000 million of the principal amount remains outstanding as of June 30, 2020. BVFVNL and Sistema as the lenders under the loan agreement have rights to convert the outstanding principal amount with the interest accrued thereon into 96,997 our ordinary shares.

In January 2020, we entered into convertible investment arrangements with our existing shareholders. The convertible investment and subscription with advance payment agreement was entered into on January 13, 2020 between us and BVFVNL and Sistema for the total amount of 6,000 million. The convertible loan agreement was entered into on January 14, 2020 between us and BVFVNL for the committed investment amount of 60 million and an uncommitted investment amount accounting for the exchange rate difference. The applicable interest rate under both agreements is 10% per annum. These loans, together with all accrued interest, are convertible into 495,496 our ordinary shares or a new class of shares under certain conditions, including the consummation of this offering. On June 30, 2020, we extended the conversion date under these agreements until December 31, 2020. No interest accrues under the agreements after June 30, 2020. As of June 30, 2020, the full principal amount and accrued interest remain outstanding.

Convertible Loan from Princeville Global

In August 2019, we entered into a convertible loan agreement with Princeville Global eCommerce Investments I Limited. The total principal amount under this agreement is 3,500 million. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Convertible loans” for further details.

Pre-IPO Shareholders’ Agreement

On March 18, 2020, we entered into a third amended and restated shareholders’ agreement (the “Pre-IPO SHA”) with all our existing holders of our ordinary shares except Mr. Victor Bondarev, which sets out rights and obligations of the parties and corporate governance regulations with regard to us and our subsidiaries. The Pre-IPO SHA contains our reporting undertakings towards the shareholders, regulations on composition of the decision-making authorities of the Group, including appointment rights of the shareholders, and also provisions related to issuance and transfer of our shares. The Pre-IPO SHA will terminate upon the consummation of this offering.

Registration Rights Agreement

We intend to enter into a registration rights agreement with the Baring Vostok Private Equity Funds and Sistema (the “Registration Rights Agreement”) prior to the consummation of this offering. The Registration Rights Agreement will provide such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. Under the Registration Rights Agreement, at any time following the consummation of this offering and the expiration of any related lock-up period, such shareholders and their permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand request.” Such shareholders and their permitted transferees will also have “piggyback” registration rights, such that they and their permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders.

The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify the shareholders and their permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by such shareholders or any permitted transferee, and to pay certain fees, costs and expenses of such registrations.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a summary of certain provisions of the articles of association that we have adopted in connection with this offering and Cyprus law insofar as they relate to the material terms of our ordinary shares. These summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of our articles of association and Cyprus law. Prospective investors are urged to read the complete form of our articles of association which have been filed with the SEC as an exhibit to our registration statement of which this prospectus is a part.

Purpose and Share Capital

Our objects are set forth in full in Regulation 3 of our memorandum of association.

As of                     , 2020, our issued and fully paid share capital amounted to $                    , which consisted of                      issued and fully paid ordinary shares with a nominal value of $                    ,                      issued and fully paid Class A shares with a nominal value of $                     and 11,823 issued and fully paid redeemable preference shares with a nominal value of $0.025.

There are no limitations on the rights to own our ordinary shares, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on our ordinary shares under Cyprus law or our articles of association.

Changes in Our Share Capital During the Last Three Fiscal Years

Since January 1, 2018, our share capital has changed as follows:

•

During 2018, we completed the share issue of 658,067 ordinary shares and 3,667 preference shares to existing and new shareholders, which resulted in an increase in the share capital up to $98,872 of issued and fully paid share capital as of December 31, 2018. We also completed the conversion of 1,038 redeemable preference shares into 1,038 ordinary shares.

•

During 2019, we completed the share issue of 1,547,691 ordinary shares and 1,716 preference shares to existing and new shareholders, which resulted in an increase in the share capital up to $137,607 of issued and fully paid share capital as of December 31, 2019.

•	During the nine months ended September 30, 2020, we issued 7,533 redeemable preference shares.

The preference shares were issued under our EIP. See “Management—Equity Incentive Plans.”

Ordinary Shares and Voting Rights

Holders of our ordinary shares are entitled to one vote per share.

Every shareholder will have:

•	one vote for every ordinary share such shareholder holds on a show of hands; and

•	one vote for every ordinary share such shareholder holds on a poll.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

•	the chairman of such meeting; and

•	any shareholder present in person or by proxy having the right to vote at the meeting.

Each shareholder is entitled to attend general meetings, to address the meeting and to exercise any voting rights such shareholder may have.

A corporate shareholder may, by resolution of its directors or other governing body, authorize a person to act as its representative at general meetings and that person may exercise the same powers as the corporate shareholder could exercise if it were an individual shareholder. No shareholder is entitled to vote at any general meeting unless all calls and other amounts payable by such shareholder in respect of shares have been fully paid.

Shareholders may attend meetings in person or be represented by proxy authorized in writing.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized. A proxy does not need to be a shareholder.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarial certified copy of that power or authority, shall be deposited at our registered office or at such other place within Cyprus as is specified for that purpose in the notice convening the meeting at any time before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, at any time before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

We have not provided for cumulative voting for the election of directors.

Class A Shares

Two Class A shares have been issued to our two principal shareholders, and each such Class A share confers the following special rights:

•

the right to appoint and remove (i) two directors so long as such Class A shareholder holds at least 15% of voting power of the ordinary shares or (ii) one director sovlong as such Class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares;

•	the right to nominate for election at the general meetings two directors or one director, as applicable, unless those have otherwise appointed as set out above; and

•

in the event of liquidation of the Company, to receive the par value of such Class A shares on a pari passu basis with the holders of ordinary shares with no right to participate in the distribution of excess assets.

Although Class A shares do not confer any other rights with respect to participation at general meetings of shareholders, voting or distribution of assets by the Company by way of dividends, return of capital or otherwise, any alteration of Class A shares share capital, issuance of additional Class A shares and variation of rights conferred by Class A shares will require unanimous approval of holders of all issued and outstanding Class A shares.

As long as a holder of Class A shares holds at least 15% of voting power of the ordinary shares and is thereby entitled to appoint two directors, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 15% of voting power of the ordinary shares. As long as a holder of Class A shares holds at least 7.5% of voting power of the ordinary shares and is thereby entitled to appoint one director, then its voting power with respect to nomination and appointment of the remaining directors at any general meeting of shareholders will be suspended in respect of 7.5% of the voting power of the ordinary shares.

Class A shares may be converted into ordinary shares in the circumstances described below. See “—Conversion of Shares.”

Dividends

We may only pay out dividends of the profits as shown in our adopted annual IFRS accounts. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year, and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.

Pre-emptive Rights

Under the Cyprus Companies Law, each existing registered shareholder has a right of pre-emption to subscribe for any new shares to be issued by us in cash in proportion to the aggregate number of such shares of such shareholder, except that there are no obligatory pre-emption rights with respect to shares issued for non-cash consideration.

Under our articles of association, we are required to notify all shareholders in writing of the number of ordinary shares which the shareholders are entitled to acquire and the time period within which the offer, if not accepted, shall be deemed to have been rejected.

Each shareholder will have no less than 14 days following its receipt of the notice of the offer to notify us of its desire to exercise its pre-emption right on the same terms and conditions proposed in the notice. If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price.

Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of this offering in connection with the issue of up to                  shares, including the ADSs, and have provided a general disapplication for issuances in connection with our equity incentive plans and certain other purposes.

Variation of Rights

Under the Cyprus Companies Law and our articles of association, generally any change to the amount of our share capital, the division of our share capital into additional classes, or any change to the rights attached to any class of shares must be approved by a separate vote of each class of shares affected by the change. Variation of class rights requires approval by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented. Members voting against the variation of that class, who between them hold or represent 15% of the issued shares of that class, may apply to the court to set aside the variation.

Alteration of Capital

The following alterations to our share capital may be effected by approval of a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital, if less than half of the issued share capital is represented, and by simple majority when at least half of the issued share capital is represented at a general meeting of our shareholders:

•	an increase in our authorized share capital;

•	the consolidation and division of any or all of our shares into shares representing a greater proportion of our share capital each;

•	the subdivision of all or part of our shares; and

•	the cancellation of any shares that have not been taken by any person at the date of the passing of the resolution.

We may also, by special resolution of a general meeting of shareholders, reduce our share capital, any capital redemption reserve account or any share premium account. Following the adoption of a special resolution for the reduction of capital, a company must apply to the Cypriot court for ratification of such special resolution. The Cypriot court shall take into account the position of the creditors of the company in deciding whether to ratify the resolution. Once the court ratifies the resolution, the court order, together with the special resolution, are filed with the Cyprus Registrar of Companies.

Issuance of Shares

Our articles of association provide for a possibility to issue multiple classes of shares and the share capital of the Company may be divided into multiple classes of shares. The general meeting may, pursuant to our articles of association, grant authority to the board of directors to issue and allot new shares out of the authorized but unissued share capital of the company for a period of a maximum of five years subject to any pre-emption rights in our articles of association. Such power may be renewed one or more times by the general meeting for a period of time of a maximum of five years each time.

Conversion of Shares

Each Class A share is convertible into one ordinary share at any time by its holder, while ordinary shares are not convertible into Class A shares under any circumstances. Upon any transfer of a Class A share by a holder to any person that is not an affiliate or otherwise under control of such holder, such Class A share will be automatically converted into one ordinary share.

Buyback of Shares

We may, subject to certain statutory requirements, terms and conditions, buyback shares in our issued share capital not exceeding 10% in nominal value of our entire issued share capital. It is noted that the relevant provisions regarding the buyback of shares under the Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a risk that the company may be unable to buy back the ADSs.

Resolutions

The Cyprus Companies Law names three types of resolutions that may be submitted to a shareholder vote: ordinary resolutions, extraordinary resolutions and special resolutions.

There is no definition in the Cyprus Companies Law of ordinary resolution. An ordinary resolution must be approved by a majority vote of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 14 days’ advance notice of such meeting to shareholders.

The Cyprus Companies Law defines extraordinary resolutions and special resolutions. An extraordinary resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy of which advance notice of at least 14 days has been duly given, and specifies the intention to propose the resolution as an extraordinary resolution. A special resolution must be approved by at least 75% of shareholders having voting rights present at the meeting, voting in person or through a proxy and the company must provide at least 21-days advance notice of such meeting to shareholders.

A special resolution is required, among other things, to amend our articles of association, to change the name of the company, to reduce company’s share capital and to amend the objects of the company.

Certain resolutions such as a resolution waiving preemption rights in respect of a fresh issue of shares for a cash consideration or a resolution altering our share capital require a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority when at least half of the issued share capital is represented.

Our articles of association provide for the approval of certain matters requiring the 75% vote of our shareholders, including, but not limited to, the following matters:

•	amendments to the memorandum of association;

•	changes to our name;

•	amendments to our articles of association;

•	the purchase of our own shares; and

•	the reduction of our capital (such resolution also requires confirmation by the court).

Meetings of Shareholders

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting. Under the Cyprus Companies Law, extraordinary general meetings can also be convened by the request of shareholders holding at the date of the deposit of the requisition at least 10% of such of the paid in capital of the company as at the date of the deposit carries the right of voting at general meetings of the company.

Annual general meetings and meetings where a special resolution will be proposed can be convened by the board of directors by issuing a notice in writing specifying the matters to be discussed at least 21 days prior to the meeting. All other general meetings may be convened by the board by issuing a written notice at least 14 days prior to the meeting. Meetings may be called by shorter notice and shall be deemed to have been duly called if it is so agreed:

•	in the case of an annual general meeting, by all the shareholders entitled to attend and vote; and

•

in the case of any other meeting, by shareholders representing a majority in number of the shareholders entitled to attend and vote at the meeting and that hold at least 95% in nominal value of the shares entitled to vote at the meeting.

Pursuant to our articles of association, we may give notice to a shareholder either personally or by sending it by post, email, fax to the intended recipient or to such shareholder’s registered address. Where a notice is sent by post, service of the notice shall be deemed effected provided that it has been properly mailed, addressed, and posted, at the expiration of twenty-four (24) hours after the same is posted. Where a notice is sent by fax or electronic mail, service of the notice shall be deemed to be effected as soon as it is sent, provided, in the event of email, there is no notification of non-receipt, and in the event of fax, there will be the relevant transmission confirmation.

We may give notice to the joint shareholders of a share by giving the notice to the joint shareholder first named in the register of members in respect of the share. We may give notice to the persons entitled to a share in consequence of the death or bankruptcy of a shareholder by sending it through the post in a prepaid letter addressed to them by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like descriptions, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

Notice of every general meeting shall be given in any manner described above to:

•	every shareholder except those shareholders who have not supplied us a registered address for the giving of notices to them;

•	every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy would be entitled to receive notice of the meeting; and

•	our auditor.

No other person shall be entitled to receive notices of general meetings.

The quorum for a general meeting will consist of at least three shareholders representing at least one-third of the ordinary shares and present in person or by proxy. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the same day of the next week, at the same time and place or on such other day and at such other time and place as the board of directors may determine and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholders present in person or by proxy and entitled to vote, shall constitute a quorum.

Subject to the provisions of the Cyprus Companies Law, a resolution in writing signed by all the shareholders entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Inspection of Books and Records

Under the Cyprus Companies Law and our articles of association, our directors are required to cause accounting books to be properly maintained with respect to:

•	all sums of money received and expended by us and the matters in respect of which the receipt and expenditure takes place;

•	all sales and purchases of goods by us; and

•	our assets and liabilities.

Proper books shall not be deemed to be kept if there are not kept such books of account as are adequate to give a true and fair view of our affairs and to explain our transactions.

No shareholder (other than a shareholder who is also a director) will have any right of inspecting any of our accounts or books or documents except as conferred by statute or authorized by the directors or by our shareholders in general meeting.

According to the Cyprus Companies Law, every company shall keep at its registered office a register of directors and secretary, a register of its members, a register of debentures and a register of charges and mortgages. These registers shall, except when these are duly closed, be open to the inspection of any shareholder without any charge during business hours (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

The books containing the minutes of proceedings of any general meeting of a company shall be kept at the registered office of the company, and shall during business hours be open to the inspection of any shareholder without charge (subject to such reasonable restrictions as the company may by its articles or in general meeting impose, so that not less than two hours in each day are allowed for inspection).

Furthermore, any shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, a copy of every balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.

Board of Directors

Appointment of Directors

Our articles of association provide that unless and until otherwise determined by us in a general meeting by a special resolution, the number of directors shall be nine, including at least three independent directors and one executive director. Each of our principal shareholders holds one Class A share, which confers the right to appoint and remove (i) two directors so long as such Class A shareholder holds at least 15% of voting power of the ordinary shares or (ii) one director so long as such Class A shareholder holds less than 15% but at least 7.5% of voting power of the ordinary shares.

The continuing directors may act notwithstanding any vacancy, but, if and so long as their number is reduced below the number fixed by the articles of association as the necessary quorum for a board meeting, the continuing directors may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting, but for no other purpose.

Our board of directors shall have power at any time to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, but the total number of directors shall not at any time exceed the number fixed in accordance with the articles of association. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice.

The office of any of the directors shall be vacated or shall be precluded from being elected if the relevant person becomes, among other things:

•	bankrupt or makes any arrangements or composition with his or her creditors generally; or

•	permanently incapable or performing his or her duties due to mental or physical illness or due to his or her death.

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and may exercise all such powers of the company as are not, by law or by our articles of association, required to be exercised by the company in general meeting.

Proceedings of the Board of Directors

Our board of directors may meet, adjourn, and otherwise regulate its meetings as it thinks fit, and questions arising at any meeting shall be decided by a simple majority of votes present at the meeting. Any director may, and the secretary at the request of a director shall, at any time, summon a meeting of the board. It shall be necessary to give at least a 96-hour notice of a meeting of the board to each director. A meeting may be held by telephone or other means whereby all persons present may at the same time hear and be heard by everybody else present, and persons who participate in this way shall be considered present at the meeting. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located. All board and committee meetings shall take place in Cyprus where the management and control of the company shall remain.

The quorum necessary for the transaction of the business by our board of directors shall be determined by the board of directors and in case it is not so determined, then at least                  directors attending a meeting in person or by an alternate shall form a quorum.

A resolution at a duly constituted meeting of our board of directors is approved by a simple majority of votes of all the directors, unless a higher majority is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors. A resolution consented to in writing must be approved and executed by all the directors.

Interested Directors

A director who is in any way directly or indirectly interested in a contract or proposed contract with us shall declare the nature of his interest at a meeting of the directors in accordance with the Cyprus Companies Law. Directors who have an interest in any contract or arrangement shall not have the right to vote (and shall not be counted in the quorum).

Notification of Shareholdings by Directors and Substantial Shareholders

There is no requirement under our articles of association or the Cyprus Companies Law for the notification of shareholdings by our directors and substantial shareholders. As none of our securities are listed on a regulated market in Cyprus or the European Union, there are no notification requirements under relevant Cyprus and European Union legislation.

Mandatory Offer Requirements

As none of our securities are listed on a regulated market in Cyprus or the European Union, neither the Cyprus Takeover Law nor the European Union’s Takeover Directive apply to purchases of our shares and ADS. Our articles of association require that any person who is not affiliated with our principal shareholders and is an acquiror of 30% or more of the voting power of our ordinary shares must make a mandatory tender offer to all of our other shareholders. The mandatory offer must also be made if a principal shareholder holding a Class A share or its affiliates acquire 43% or more of the voting power of our ordinary shares. Any mandatory tender offer is subject to the recommendation by two-thirds of our board of directors, including a majority of the independent directors, an acceptance by at least 75% of the shareholders to whom the offer is made and certain other terms and conditions set out in our articles of association. The price of the mandatory offer cannot be lower that the highest price per our ordinary share or the ADS paid by the acquiror and its persons acting in concert during the preceding 12 months and the highest market price per our ordinary share and the ADS quoted on a stock exchange during the preceding 12 months. If following the mandatory tender offer the acquiror and its parties acting in concert acquire 75% or more of the voting power of our ordinary shares, then the remaining holders of our ordinary shares and the ADSs will have the right to demand, within 60 business days of completion of the mandatory tender offer, that such acquiror purchase some or all of their shares and ADSs at a price not less than the price of the mandatory tender offer, and such acquiror will be required to purchase such ordinary shares and ADSs within 15 business days of such demand. Any such acquiror who acquires, together with its persons acting in concert, at least 90% the voting power of our ordinary shares, must give irrevocable notice to the remaining shareholders and ADS holders within 15 business days of such acquisition requiring them to sell their ordinary shares and ADSs at a price not less than the price of the mandatory tender offer and such holders of our ordinary shares and ADSs will be required to sell their securities within 15 business days of such notice. In the event such third party acquiror breaches any of its obligations to make a mandatory tender offer in accordance with the requirements of our articles of association and until it complies with such obligations, the voting rights of such acquiror and its affiliates will be limited to 30% of the voting power of our ordinary shares, and if such breach is committed by an acquiror that is our principal shareholder holding Class A share or its affiliate, then the voting rights of such principal shareholder and its affiliates will be limited to 43% of the voting power of our ordinary shares.

For the purposes of these requirements, a person who acquires an interest in ADSs will be taken to have acquired an interest in the underlying shares. See “Risk Factors—Risks Relating to Our Public Offering and Ownership of the ADSs—Neither Cyprus or the broader EU takeover laws apply to us and our minority shareholders do not benefit from the same protections that the minority shareholders of a Cypriot company that is listed on an EU regulated market would have at their disposal.”

Relevant Provisions of Cyprus Law

The liability of our shareholders is limited. Under the Cyprus Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this prospectus, Cyprus law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

The Cyprus Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cyprus courts not to permit the acquisition. If the offeror company already holds more than 10% of the value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

Material Differences in Cyprus Law and our Articles of Association and Delaware Law

	Cyprus Law	Delaware Law

General Meetings

We are required to hold an annual general meeting of shareholders each year on such day and at such place as the directors may determine. The directors may, whenever they think fit, decide to convene an extraordinary general meeting.

Extraordinary general meetings may be convened at the request of the

Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws. The meeting may be held inside or outside Delaware. Whenever shareholders are required to

	Cyprus Law	Delaware Law
	shareholders holding at the date of the deposit of the request at least 10% of such of the paid up share capital of the company as at the date of the deposit carries the right of voting at general meetings of the company and if the company fails, within 21 days from the date of the request, to call a meeting the requestors (or any of them representing more than 50% of the total voting rights of all of them), themselves convene a meeting but any meeting so convened shall not be held after the expiration of three months from the said date. If the company fails to hold its annual general meeting, it may be subject to fines and it may be ordered to hold a meeting by the Council of Ministers.	take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Quorum Requirements for General Meetings	The Cyprus Companies Law provides that a quorum at a general meeting of shareholders may be fixed by the articles of association, otherwise a quorum consists of three members. Our articles of association provide a quorum required for any general meeting consists of at least three shareholders representing at least one-third of the ordinary shares and present in person or by proxy.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

Removal of Directors

Under the Cyprus Companies Law, any director may be removed by an ordinary resolution, provided by a special notice of 28 days prior to the general meeting of the shareholders at which the request was given. The director concerned must receive a copy of the notice of the intended resolution and that director is entitled to be heard on the resolution at the meeting.

The director concerned may make representations either orally or in writing to the company, not exceeding reasonable length, and require that the shareholders of the company be notified of such representations, either via advance notice or at the shareholders’ meeting, unless a court in Cyprus determines that such rights are being abused to secure needless publicity for a defamatory matter.

Under the Delaware General Corporation Law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board is classified, shareholders may affect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

	Cyprus Law	Delaware Law
Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the company.

Directors’ Fiduciary Duties

Under Cyprus law, the directors of a company have certain duties towards the company and its shareholders. These duties consist of statutory duties and common law duties.

Statutory duties under the Cyprus Companies Law include, among others, the duty to cause the preparation of the financial accounts in accordance with IAS and the disclosure of directors’ salaries and pensions in the company’s accounts or in a statement annexed thereto.

In general, the directors of a Cyprus company owe a duty to manage the company in accordance with the provisions of applicable law and within the regulations of the memorandum and articles of association of the company, and failure to do so will lead to the directors being liable for breach of their fiduciary duties. In addition, directors must disclose any interests that they may have. They have a statutory duty to avoid any conflict of interest. This duty is imposed on those directors who are either directly or indirectly interested in a contract or proposed contract with the company. Failure to reveal the nature of their interest at a board meeting would result in the imposition of a fine and, potentially, can also cause a relevant resolution to be invalid and make a relevant director liable to the company for breach of duty. Directors also have a duty to conduct the affairs of the company in a manner that is not oppressive to some part of the members.

In addition, according to common law, directors must act in accordance with their duty of good faith and in the best interests of the company. They must exercise their powers for the particular purposes of which they were conferred and not for an extraneous purpose (for a proper purpose), and must display a reasonable degree of skill that may be

Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction.

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expected from a person of his knowledge and experience.

Cumulative Voting	The company’s articles of association can contain provisions in relation to cumulative voting. Our articles of association do not contain provision on cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Shareholder Action by Written Consent	According to our articles of association, a resolution in writing signed by all the shareholders then entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the same had been passed at a general meeting of the company duly convened and held.	Although permitted by Delaware law, publicly listed companies do not typically permit shareholders of a corporation to take action by written consent.

Business Combinations

The Cyprus Companies Law provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholder or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

Under the Cyprus Companies Law, arrangements and reconstructions, require:

•   the approval at a shareholders’ or creditors’ meeting convened by order of the court, representing a majority in value of the creditors or class of creditors or in number of votes of members or class of members, as the case may be, present and voting either in person or by proxy at the meeting; and

•   the approval of the court.

The Cyprus Companies Law allows for the merger of public companies as follows: (a) merger by absorption of one or more public companies by another public company; (b) merger of public companies by way of incorporation of a new public company; and (c) fragmentation of public companies meaning (i) fragmentation by way of absorption and (ii) fragmentation by way of incorporation of new companies.

Under the Delaware General Corporation Law, the vote of a majority of the outstanding shares of capital stock entitled to vote thereon generally is necessary to approve a merger or consolidation or the sale of all or substantially all of the assets of a corporation. The Delaware General Corporation Law permits a corporation to include in its certificate of incorporation a provision requiring for any corporate action the vote of a larger portion of the stock or of any class or series of stock than would otherwise be required.

Under the Delaware General Corporation Law, no vote of the shareholders of a surviving corporation to a merger is needed, however, unless required by the certificate of incorporation, if (a) the agreement of merger does not amend in any respect the certificate of incorporation of the surviving corporation, (b) the shares of stock of the surviving corporation are not changed in the merger and (c) the number of shares of common stock of the surviving corporation into which any other shares, securities or obligations to be issued in the merger may be converted does not exceed 20% of the surviving corporation’s common stock outstanding immediately prior to the effective date of the merger. In addition, shareholders may not be

	Cyprus Law	Delaware Law

These transactions require, inter alia (and subject to requirements of other sections of the Cyprus Companies Law):

•   a majority in value of the creditors or class of creditors or in number of votes members or class of members, as the case may be, present and voting either in person or by proxy at the meeting;

•   the directors of the companies to enter into and to approve a written reorganization or division plan, as applicable;

•   the directors of the companies to prepare a written report explaining the terms of the transaction; and

•   the approval of the court.

The Cyprus Companies Law provides for the cross border merger between Cyprus companies and companies registered in another European Union jurisdiction.

entitled to vote in certain mergers with other corporations that own 90% or more of the outstanding shares of each class of stock of such corporation, but the shareholders will be entitled to appraisal rights.

Interested Shareholders	There are no equivalent provisions under the Cyprus Companies Law relating to transactions with interested shareholders. However, such transactions must be in the corporate interest of the company.	Section 203 of the Delaware General Corporation Law provides (in general) that a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder. The prohibition on business combinations with interested stockholders does not apply in some cases, including if: (a) the board of directors of the corporation, prior to the time of the transaction in which the person became an interested stockholder, approves (i) the business combination or (ii) the transaction in which the stockholder becomes an interested stockholder; (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (c) the board of

	Cyprus Law	Delaware Law

directors and the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder approve the business combination on or after the time of the transaction in which the person became an interested stockholder.

For the purpose of Section 203, the Delaware General Corporation Law, subject to specified exceptions, generally defines an interested stockholder to include any person who, together with that person’s affiliates or associates, (a) owns 15% or more of the outstanding voting stock of the corporation (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or (b) is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within the previous three years.

Limitations on Personal Liability of Directors	Under the Cyprus Companies Law, a director who vacates office remains liable, subject to applicable limitation periods, under any provisions of the Cyprus Companies Law that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for (a) any breach of the director’s duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (c) intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or (d) any transaction from which the director derives an improper personal benefit.

Appraisal Rights	There is no general concept of appraisal rights under the Cyprus Companies Law, although there are instances when a shareholder’s shares may have to be acquired by another shareholder at a	The Delaware General Corporation Law provides for shareholder appraisal rights, or the right to demand payment in cash of the judicially determined fair value of the shareholder’s shares, in

	Cyprus Law	Delaware Law
	price ordered by the court. One such example is where a shareholder complains of oppression.	connection with certain mergers and consolidations.

Shareholder Suits	Under Cyprus law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, Cyprus law provides that a court may, in a limited set of circumstances, allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company).	Under the Delaware General Corporation Law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if that person was a shareholder at the time of the transaction which is the subject of the suit. In addition, under Delaware case law, the plaintiff normally must be a shareholder at the time of the transaction that is the subject of the suit and throughout the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff in court, unless such a demand would be futile.

Inspection of Books and Records	A shareholder and any holder of debentures of a company are entitled to be furnished on demand, without charge, with a copy of the last balance sheet of the company, including every document required by law to be annexed thereto, together with a copy of the auditors’ report on the balance sheet.	Under the Delaware General Corporation Law, any shareholder may inspect for any proper purpose certain of the corporation’s books and records during the corporation’s usual hours of business.

Amendment of Governing Documents

Under the Cyprus Companies Law, a company may alter the objects contained in its memorandum by a special resolution of the shareholders of the company (approved by 75% of those present and voting) and the alteration shall not take effect until, and except in so far as, it is confirmed on petition by a court in Cyprus.

The articles of association of a company may be altered or additions may be made to it by special resolution of the shareholders of the company.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

	Cyprus Law	Delaware Law

Dividends and Repurchases

Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our net assets below the total sum of the issued share capital and the reserves that we must maintain under Cyprus law and our articles of association. Dividends may be declared at a general meeting of shareholders, but no dividend may exceed the amount recommended by the directors. In addition, the directors may on their own declare and pay interim dividends.

No distribution of dividends may be made when, on the closing date of the last financial year, the net assets, as set out in our Company’s annual accounts are, or following such a distribution would become lower than the amount of the issued share capital and those reserves which may not be distributed under law or our articles of association.

Interim dividends can only be paid if interim accounts are drawn up showing that funds available for distribution are sufficient and the amount to be distributed may not exceed the total profits made since the end of the last financial year for which the annual accounts have been drawn up, plus any profits transferred from the last financial year and the withheld funds made of the reserves available for this purpose, minus any losses of the previous financial years and funds which must be put in reserve pursuant to the requirements of the law and our articles of association.

In general, a public company may acquire its own shares either directly, through a subsidiary or through a person acting in its name but for the account of the company, provided that the articles of the company allow this and as long as the conditions of the Cyprus Companies Law are met. These conditions include, inter alia, the following:

•   shareholder approval via special resolution (valid for 12 months from such resolution);

Under the Delaware General Corporation Law, a Delaware corporation may pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of shares, property or cash.

	Cyprus Law	Delaware Law

•   the total nominal value of shares acquired by the company, including shares previously acquired and held by the company, may not exceed 10% of the company’s issued capital;

•   the company must pay for shares repurchased out of the realized and non-distributable profits; and

•   such repurchases may not have the effect of reducing the company’s net assets below the amount of the company’s issued capital plus those reserves which may not be distributed under the law or our articles of association. The company may only acquire shares that have been fully paid up.

It is noted that the relevant provisions regarding the buyback of shares under Cyprus Companies Law are vague and unclear in some respects, and their practical implication is unclear and could prevent a buyback. As the Cyprus Companies Law is drafted, these relevant provisions only apply to shares and do not clearly apply to ADSs and, therefore, there is a strong argument that the company cannot buy back the ADSs.

Pre-emption Rights

Under the Cyprus Companies Law, each existing shareholder has a right of pre-emption entitling them to the right to subscribe for their pro-rata shares of any new share issuance made by the company for a cash consideration.

If all the shareholders do not fully exercise all their pre-emption rights, the board of directors may decide to offer and sell the remaining shares to third parties on terms not more favorable than those indicated in the notice.

Shareholders’ pre-emption rights may be waived by a resolution adopted by a specified majority. The decision is

Under the Delaware General Corporation Law, shareholders have no pre-emption rights to subscribe for additional issues of stock or to any security convertible into such stock unless, and to the extent that, such rights are expressly provided for in the certificate of incorporation.

Cyprus Law	Delaware Law
passed by a majority of two-thirds of the votes corresponding either to the represented securities or to the represented issued share capital. When at least half of the issued share capital is represented a simple majority will suffice. In connection with such waiver, the board of directors must present a written report indicating the reasons why the right of pre-emption should be waived and justifying the proposed issue price. Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of this offering in connection with the issue of up to shares, including the form of ADSs, and have provided a general disapplication for issuances in connection with our equity incentive plans and certain other purposes.

LISTING

We intend to apply to list the ADSs on Nasdaq under the symbol “                .”

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares or ADSs. Future sales of substantial amounts of the ADSs in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares or ADSs will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares or ADSs in the public market after such restrictions lapse. This may adversely affect the prevailing market price of the ADSs and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                 % of our ordinary shares outstanding, or                  ordinary shares outstanding if the underwriters fully exercise their option to purchase additional ADSs. Of these shares,                  ordinary shares, represented by the                  ADSs sold in this offering (or                  ordinary shares represented by the ADSs if the underwriters fully exercise their option to purchase additional ADSs), will be freely transferable without restriction or registration under the Securities Act, except for any ordinary shares represented by ADSs purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Our remaining ordinary shares are “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these ordinary shares will be available for sale in the public market as follows:

Date	Number of Ordinary Shares
On the date of this prospectus
After 90 days from the date of this prospectus (subject, in some cases, to volume limitations)
After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell those ordinary shares, provided that:

•	such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and

•	we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale.

Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions that would limit the number of ordinary shares such person would be entitled to sell within any three month period to the greater of either of the following:

•

1% of the number of our ordinary shares then outstanding, which will equal approximately                ordinary shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs; or

•	the average weekly trading volume of our ordinary shares represented by ADSs on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchase ordinary shares or ADSs from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell those securities 90 days after the effective date of this offering in reliance on Rule 701, without having to comply with the holding period requirements or other restrictions contained in Rule 144.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Registration Rights

Prior to the consummation of this offering, we and certain of our existing shareholders will enter into the Registration Rights Agreement. The Registration Rights Agreement will provide such shareholders certain registration rights relating to our ordinary shares held by them, subject to customary restrictions and exceptions. See “Related Party Transactions—Registration Rights Agreement.”

Lock-up Agreements

We, our executive officers, directors and holders of substantially all of our ordinary shares have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities for a period of 180 days after the date of this prospectus, subject to certain exceptions, without the prior written consent of the representatives of the underwriters. See “Underwriting.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent                  ordinary shares (or a right to receive                  ordinary shares) deposited with The Bank of New York Mellon, acting through an office located in the United Kingdom, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cyprus law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain copies of those documents.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash.     The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.  The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide reasonably satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer. There can be no assurances that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of our ordinary shares or be able to exercise such rights at all.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Cyprus and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed or as described in the following sentence. If (i) we asked the depositary to solicit your instructions at least 30 days before the meeting date, (ii) the depositary does not receive voting instructions from you with respect to the agenda item by the specified date and (iii) we confirm to the depositary that:

•	we wish to receive a proxy to vote uninstructed shares;

•	as of the instruction cut-off date, we are not aware of any substantial shareholder opposition to that agenda item; and

•	that agenda item is not materially adverse to the interests of shareholders,

the depositary will consider you to have authorized and directed it to give, and it will give, a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that agenda item.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from
a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal,
including if the deposit agreement terminates

$.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree in writing with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and 30 days after delisting, we do not list the ADSs on another exchange in the United States or apply to list the ADSs on any other stock exchange, or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•

are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Cyprus, Russian and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of Cyprus and regulations thereunder, the tax laws of Russia and regulations thereunder and the tax laws of the United States and regulations thereunder as of the date hereof, all of which are subject to change.

Material Cyprus Tax Considerations

Tax Residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control is exercised in Cyprus.

The Cyprus tax authorities have published guidelines which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus and be eligible to obtain a tax residency certificate. Such requirements include the following:

•	whether the company is incorporated in Cyprus and is a tax resident only in Cyprus;

•

whether the company’s board of directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the meeting of the board of directors take place in Cyprus and the minutes of the board of directors are prepared and kept in Cyprus, and, also, whether the majority of the board of directors are tax residents of Cyprus;

•	whether the shareholders’ meetings take place in Cyprus;

•	whether the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors to exercise control and make decisions;

•	whether the corporate seal and all statutory books and records are maintained in Cyprus;

•	whether the corporate filings and reporting functions are performed by representatives located in Cyprus; and

•	whether the agreements relating to the company’s business or assets are executed or signed in Cyprus.

With respect to an individual holder of ADSs, he or she may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if he or she is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year. As from January 1, 2017, an individual can elect to be a tax resident of Cyprus even if he or she spends less than or equal to 183 days in Cyprus provided that he or she spends at least 60 days in Cyprus and satisfies all of the following criteria within the same tax year:

•	the individual does not stay in any other country for one or more periods exceeding in aggregate 183 days in the same tax year;

•	the individual is not a tax resident in any other country for the same tax year;

•

the individual exercises any business in Cyprus and/or is employed in Cyprus and/or is an officer of a Cyprus tax resident person at any time during the relevant tax year provided that such is not terminated during the tax year; and

•	the individual maintains a permanent residence in Cyprus (by owning or leasing such residence).

Corporate Income Tax Rate

A company which is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The rate of the corporate income tax is currently 12.5%.

Personal Income Tax Rate

An individual who is considered a resident of Cyprus for tax purposes is subject to income tax in Cyprus on its worldwide income, subject to certain exemptions. The personal income tax rates are currently as follows:

Taxable Income, €	Tax Rate, %	Cumulative Tax, €
0 – 19,500	0	0
19,501 – 28,000	20	1,700
28,001 – 36,300	25	3,775
36,301 – 60,000	30	10,885
60,001 and over	35

Taxation of Income and Gains of the Company

Gains from the disposal of securities

Subject to the following paragraph, any gain from disposal by the Company of securities (the definition of securities includes, among others, shares, GDRs and bonds of companies and options thereon) shall be exempt from taxation in Cyprus.

In case of a Cyprus company which is the direct or indirect (subject to conditions for indirect ownership) owner of immovable property situated in Cyprus and its shares are not listed on any recognized stock exchange, any gain from the disposal of such shares will be subject to capital gains tax at the rate of 20%, but only if the value of the immovable property is more than 50% of the value of the assets of the company the shares of which are sold. We do not own any immovable property located in Cyprus.

Dividend income

Dividend income (whether received from Cyprus resident or non-Cyprus resident companies) is exempt from income tax in Cyprus.

Dividend income received by a tax resident of Cyprus is subject to a special contribution for defense (the “SDC”) at a rate of 17%. In case the recipient of dividend is a company that is tax resident of Cyprus, such as the Company:

•	it is exempt from the SDC on dividends if it receives the dividend from another company, which is a tax resident of Cyprus.

•

it is exempt from the SDC on dividends if it receives the dividend from another company which is not a tax resident of Cyprus. This exemption will not apply if: (i) the payer engages directly or indirectly more than 50% in activities which lead to investment income and (ii) the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by a Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus, such as the Company, will depend on whether such interest income is treated as “active” or “passive.”

Interest income which consists of interest which has been received by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business (i.e. “active”) will be subject to income tax at the rate of 12.5%, after the deduction of any allowable business expenses.

Any other interest income, that is interest received not in the recipient’s ordinary course of business or in close relation to it (i.e. “passive”), will be subject to SDC at a rate of 30% which is levied on the gross interest received.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from SDC and only be subject to income tax.

Taxation of Income and Gains of the Holders of the ADSs

Individual Non-Cyprus tax resident holders of the ADSs

Under Cyprus legislation, there is no withholding tax on dividends paid to non-Cyprus tax residents. As a response to the EU Council’s invitation to all EU member states to adopt from January 1, 2021 tax measures in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “Relevant Persons”), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.

Individual Cyprus tax resident holders of the ADSs

Gains from disposal of ADSs

Any gain from the disposal by a Cyprus tax resident individual of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts, GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the Company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. We do not own any immovable property located in Cyprus.

Dividend income

Cyprus tax resident individual holders of ADSs are exempt from income tax on dividend income, but are subject to SDC on dividends at the rate of 17% provided that they are also Cyprus domiciled. The tax is withheld prior to payment by the company to the shareholder.

An individual is considered to have his domicile in Cyprus if:

•	subject to certain exceptions, if he/she has his/her domicile of origin in Cyprus based on the provisions of the Cyprus Wills and Succession Law, Cap. 195, or

•	has been a tax resident of Cyprus for at least 17 years out of the last 20 years prior to the tax year.

Individuals holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Corporate Non-Cyprus tax resident holders of ADSs

No withholding tax applies in Cyprus with respect to payment of dividends by the Company to non-Cyprus tax resident holders of ADSs. As a response to the EU Council’s invitation to all EU member states to adopt from January 1, 2021 tax measures in relation to persons which are tax resident in jurisdictions included in the EU list of non-cooperative jurisdictions for tax purposes (the “Relevant Persons”), Cyprus is currently in the process of introducing withholding taxes on dividend and interest payments made to Relevant Persons, and, in this respect, the tax position of Relevant Persons may be affected.

Corporate Cyprus tax resident holders of ADSs

Gains from disposal of the ADSs

Any gain from disposal by a Cyprus tax resident company of securities (including ADSs) shall be exempt from SDC and income tax. The term “securities” is defined as shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons incorporated in Cyprus or abroad and options thereon. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Such gains are also not subject to capital gains tax provided that the company the shares of which are disposed of does not directly or indirectly own any immovable property situated in Cyprus or such shares are listed on any recognized stock exchange. We do not own any immovable property located in Cyprus.

Dividend income

Dividend income received by a Cyprus tax resident company, holder of ADSs, is exempt from income tax in Cyprus.

Dividend income received or deemed to be received by a Cyprus tax resident company, is exempt from SDC, except in the event that the payer is not a Cyprus tax resident company in which case SDC is levied at the rate of 17% provided the following conditions are met:

•	if the payer engages directly or indirectly more than 50% in activities which lead to investment income; and

•

the foreign tax burden of the payer is substantially lower than the tax burden of the recipient. A Circular has been issued by the Cyprus Tax Authorities clarifying that “significantly lower” means an effective tax rate of less than 6.25% on the profit distributed.

Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Deemed Distribution Rules

In case the Company does not distribute at least 70% of its after-tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. On such amount of deemed dividend SDC, currently at a rate of 17%, is imposed to the extent that the ultimate direct/indirect shareholders of the Company are both Cyprus tax resident and Cyprus tax domiciled.

SDC may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

Arm’s Length Principles

Cyprus legislation contains principles that require transactions to be conducted on an arm’s length basis and enables the authorities to ignore transactions which do not satisfy the arm’s length principles.

Stamp Duty

Cyprus levies stamp duty on every instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

In case it is payable (a) the maximum amount of stamp duty would be €20,000 and (b) if not paid (i) this does not affect the validity of the relevant document and (ii) before the document is presented before any authority in Cyprus or is produced in evidence in a Cyprus court, the stamp duty together with a penalty of up to €4,100 would have to be paid.

Material Russian Tax Considerations

The following discussion is a summary of the material Russian tax considerations relating to the purchase, ownership and disposition of the ADSs.

Prospective holders of the ADSs should consult their tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of ADSs and the effects of receiving payments of dividends and the consequences of such actions under the tax laws of those countries. This summary is based upon the law as in effect as at the date hereof. The information and analysis contained in this section are limited to issues relating to taxation, and prospective holders should not apply any information or analysis set out below to other issues, including (but not limited to) the legality of transactions involving the ADSs.

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposal of ADSs, as well as the receipt of dividend income, by Russian resident and non-resident investors based on the Russian laws in effect at the date hereof, which are subject to change (possibly with retroactive effect).

The summary does not seek to address the applicability of taxes levied at the level of regional, municipal, or other non-federal authorities of Russia or procedures related to them. Likewise, this overview does not address the availability of double tax treaty relief in respect of ADSs, and it should be noted that practical difficulties, including satisfying certain documentation requirements, may arise from claiming relief under a double tax treaty. Prospective holders should consult their own professional advisors regarding the tax consequences of investing in ADSs. No representations with respect to the Russian tax consequences for any particular holder are made hereby.

The provisions of the Russian Tax Code applicable to holders of and transactions involving ADSs are ambiguous and lack interpretive guidance. Both the substantive provisions of the Russian Tax Code applicable to financial instruments and the interpretation and application of those provisions by the Russian tax authorities may be subject to rapid and unpredictable change and inconsistency compared to jurisdictions with more developed capital markets or taxation systems. In practice, the interpretation and application of these provisions rests largely with local Russian tax inspectorates.

The interpretation of different tax inspectorates in Russia may be inconsistent or contradictory, and tax inspectorates may impose conditions, requirements or restrictions not stipulated by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may also be inconsistent or contradictory.

For the purposes of this summary, a “Russian Resident Holder” is a holder of ADSs who is:

•

an individual holding ADSs who actually stays in Russia for an aggregate period of 183 days (including the day of arrival in Russia and the day of departure from Russia) or more in a period of 12 consecutive months. Medical treatment or education outside Russia also counts as days spent in Russia if the individual spent less than six months outside Russia for these purposes. The Ministry of Finance’s interpretation of this definition suggests that for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in Russia in a 12 month period preceding the date of payment), and nevertheless, individuals’ final tax liability in Russia for the reporting calendar year should be determined based on their tax residence status for such calendar year, i.e., those individuals who spend 183 days of a calendar year or more in Russia qualify as Russian tax residents. It should be noted that pursuant to the recent amendments of tax legislation and adoption of the Russian Federal Law dated July 31, 2020 individuals who spend in Russia from 90 to 182 days inclusively will be entitled to acquire the status of a Russian tax resident during the relevant tax period on a voluntary basis. However, the Russian tax resident status of such individuals will not be assigned automatically and they will be required to submit a corresponding application to the Russian tax authorities;

•	a Russian legal entity;

•	a legal entity or organization established in a jurisdiction other than Russia that purchases, holds and/or disposes of ADSs through a permanent establishment in Russia;

•

a legal entity or organization established in a jurisdiction other than Russia that is recognized by the Russian tax authorities as a Russian tax resident based on Russian domestic law (whereby Russia is recognized as the place of effective management of the legal entity or organization as determined in the Russian Tax Code), unless otherwise envisaged by a double tax treaty;

•

a legal entity or organization established in a jurisdiction other than Russia that is recognized as a Russian tax resident, despite conflicting tax residence as per relevant foreign and Russian law, based on the provisions of a double tax treaty (for the purposes of application of such double tax treaty); or

•	a legal entity or organization established in a jurisdiction other than Russia that has voluntarily obtained Russian tax residence based on its place of effective management.

For the purposes of this summary, a “Non-Resident Holder” is a holder of ADSs who does not qualify as a Russian Resident Holder according to the criteria provided above. According to Russian tax legislation, taxation of income of Non-Resident Holders who are individuals depends on whether the income is assessed as coming from Russian or non-Russian sources.

Holders of ADSs should seek professional advice regarding their tax status and the relevant tax consequences in Russia.

The definition of Russian-sourced income is broad, and in terms of investment income it generally includes dividends from Russian organizations and legal entities that are recognized as Russian tax residents, income from sale of securities in Russia, and other investment income received by taxpayers as a result of their activities in Russia.

Taxation of ADS Acquisition

The Russian Tax Code stipulates a capital gains principle with respect to the calculation of either personal or corporate income tax for operations with securities. Pursuant to this provision, personal/corporate income tax is to be calculated at the moment of security disposal. Thus, at the moment of security acquisition, no tax implications should arise, except for the cases described below.

Russian Resident Holders – Individuals

No Russian tax implications should generally arise for Russian Resident Holders – Individuals upon acquisition of ADSs except for the deemed income taxation as described below.

Taxable deemed income may arise for the Russian Resident Holders – Individuals when ADSs are purchased at a price below their market value, which is unlikely in the market conditions. For such cases, the tax base is determined in Russian rubles as the amount by which the market value (or the value within 20% range up and down from the market value) of the ADSs (determined at the date of the transaction) exceeds the amount of actual expenses of the individual during acquisition. The deemed income shall be taxed at a 13% tax rate in Russia.

It is expected that for Russian tax-resident individuals, starting from January 1, 2021, income exceeding 5 million per annum will be subject to personal income tax at a rate of 15% rather than the current 13%. Thus, the deemed income may be taxed at an increased tax rate of 15% if proposed changes to Russian tax legislation become effective. We suggest that individual Russian tax resident investors consult their tax advisors in this respect.

Russian Resident Holders – Legal Entities

No Russian tax implications generally arise for Russian Resident Holders – Legal Entities when they acquire ADSs for a consideration.

Non-Resident Holders – Individuals

No Russian tax implications should arise for Non-Resident Holders – Individuals upon acquisition of ADSs for consideration.

However, in case Ozon Holdings Limited is treated by the Russian tax authorities as Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Non-Resident Holders – Individuals may be taxed at a 30% tax rate on a taxable deemed income arising when ADSs are purchased at a price below their market value, which is unlikely in the market conditions.

Generally, deemed income should not be qualified as Russian-sourced income. However, considering its broad definition, if this income is deemed as a Russian-sourced the tax base will be determined in Russian rubles as the amount by which the market value (or the value within 20% range up and down from the market value) of the ADSs (determined at the date of the transaction) exceeds the actual expenses of the individual upon acquisition.

Non-Resident Holders – Legal Entities

No Russian tax implications generally arise for Non-Resident Holders – Legal Entities when they acquire ADSs for a consideration.

Taxation of Dividends and Other Distributions (including distributions in kind)

Currently Ozon Holdings Limited is a Cyprus tax resident and, therefore, according to Russian tax law is not required to act in a capacity of a tax agent for the Russian tax purposes.

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Russian tax implications could arise as described below. Whilst we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

In accordance with the Russian legislation, there is a special income taxation mechanism for income from securities of Russian issuers held in certain types of accounts with Russian custodians. These securities include in particular shares held in special accounts of foreign nominal holders (i.e. foreign custodians, depositaries, foreign authorized holders (for example, foreign brokers)) or depositary receipt programs. This regime provides for a payment of withholding tax on ADS dividends, including application of reduced withholding tax rates, based on the disclosure of aggregated information to the Russian custodian about the persons executing rights attached to the relevant shares.

Therefore, it may be unclear from the standpoint of Russian tax legislation who should act as a tax agent with respect to the ADSs income, given the impossibility of acting directly through a Russian custodian and given that a foreign custodian (if any) would not be able to perform the tax agent’s obligations under Russian tax legislation. As a conservative position, once becoming a Russian tax resident, Ozon Holdings Limited would be required to act as a tax agent.

In light of the above, Holders of ADSs would be required to provide tax agent with the relevant information in order to apply the reduced tax rates pursuant to either Russian tax legislation or double tax treaties, however, tax agent may reserve the right to withhold the tax at the general rate of 15% and pay the dividends net of this amount pursuant to the provisions of the Russian Tax Code.

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according to either the Russian Tax Code or a double tax treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. See “Material Tax Considerations—Material Russian Tax Considerations—Refund of Russian Tax Withheld.”

However, certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, are currently being revised, and the possibility of applying the reduced tax rates depends on the investor’s jurisdiction. See “Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Russian Resident Holders – Individuals

Payments of dividends from the ADSs to the Russian Resident Holders – Individuals should be subject to statutory Russian tax at a rate of 13% of the gross dividend amount. Whereas the distribution is made in kind, the 13% tax rate applies to the gross market price of the distribution received. Please note that proposed changes to Russian tax legislation may lead to an increase in the personal income tax rate from 13% to 15%. See “Material Tax Considerations—Material Russian Tax Considerations—Taxation of ADS Acquisition—Russian Resident Holders – Individuals.”

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) certain specifics and uncertainty surrounding the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate, normally applicable to Russian non-resident individuals. For this reason, Holders that are Russian Resident Holders – Individuals would be required to send us an application along with relevant documents to apply for the 13% withholding tax rate. Without said application, the Company may be required to withhold a 15% tax on dividends.

Russian Resident Holders – Individuals should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Russian Resident Holders – Legal Entities

Payment of dividends from ADSs received by Russian Resident Holders – Legal Entities should be subject to a statutory Russian tax at a rate of 13% of the gross dividend amount.

Notably, dividends received by Russian legal entities from qualified Russian and foreign subsidiaries are taxable at a rate of 0%, provided that the Russian legal entity owns no less than 50% of the subsidiary for at least 365 consecutive days. However, dividends from foreign companies registered in “low tax” jurisdictions listed in the official schedule of the Russian Ministry of Finance are excluded from this rule. The current version of the list of “low tax” jurisdictions does not include any countries where our Group has subsidiaries.

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) the specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate. Thus, Holders that Russian Resident Holders – Legal Entities would be required to send us an application along with relevant documents to apply for the 13% (or 0%) tax rate, without which the Company would be required to withhold a 15% tax on dividends.

Russian Resident Holders – Legal Entities should therefore consult their own tax advisers with respect to the tax consequences of their receipt of dividend income with respect to the holding of the ADSs.

Non-Resident Holders – Individuals

No Russian tax consequences shall arise for Non-Resident Holders – Individuals with respect to dividends on the ADSs. Nevertheless, we cannot rule out the risk that dividend income received by Non-Resident Holders – Individuals may be taxed in Russia if this income is assessed as received from Russian sources.

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) or in case of treatment of this income as Russian-sourced, provisions of the Russian Tax Code are to be applied in respect of dividends on ADSs as further described. Payments of Russian-sourced dividends from ADSs to the Non-Resident Holders – Individuals will be subject to a statutory Russian tax at a rate of 15% of the gross dividend amount or reduced tax rate under applicable double tax treaty. Whereas the distribution is made in kind, the 15% tax rate applies to the gross market price of the distribution received.

Noteworthy, specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate, even when Non-Resident Holders – Individuals are legally entitled to a reduced tax rate based on a double tax treaty concluded with Russia. Thus, Holders that Non-Resident Holders – Individuals would be required to send us an application along with relevant documents (i.e. a valid tax residence certificate for the year in question) to apply for the reduced tax rate (if any such rate is stipulated by a double tax treaty), without which the Company would be required to withhold a 15% tax on dividends.

Nevertheless, certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, are currently being revised, and the possibility of applying the reduced tax rate depends on the investor’s jurisdiction. See “Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders – Legal Entities

No Russian tax consequences shall arise for Non-Resident Holders – Legal Entities with respect to dividends on the ADSs.

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”)

provisions of the Russian Tax Code are to be applied in respect of dividends on ADSs as further described. In particular, Ozon Holdings Limited will be required to act as a tax agent and payment of dividends from ADSs received by Non-Resident Holders – Legal Entities will be subject to a statutory Russian tax at the rate of 15% of the gross dividend amount or reduced tax rate under applicable double tax treaty.

Despite the fact that Non-Resident Holders – Legal Entities may be legally entitled to a reduced tax rate pursuant to the provisions of respective double tax treaties, the specifics and uncertainty of the withholding tax mechanism in Russia may lead to taxation of dividends at source at a 15% tax rate. Thus, Holders that Non-Resident Holders – Legal Entities would be required to send us an application along with relevant documents to apply for the reduced tax rate (if any is stipulated by double tax treaties), without which the Company would be required to withhold a 15% tax on dividends.

However, certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, are currently being revised, and the possibility of applying the reduced tax rate depends on the investor’s jurisdiction. See “Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Taxation of Disposal of ADS / Capital Gains

The following sections summarize the taxation of capital gains with respect to the disposal of ADSs.

Russian Resident Holders – Individuals

Capital gains arising from the sale, exchange or other disposal of ADSs by Russian Resident Holders – Individuals must be declared on the holder’s tax return and are subject to personal income tax at a rate of 13%, unless there is a tax agent that calculates and withholds Russian personal income tax at source in full (for example, a Russian broker). However, the upcoming changes to Russian tax legislation may lead to an increase in the personal income tax rate from 13% to 15%. See “Material Tax Considerations—Material Russian Tax Considerations—Taxation of ADS Acquisition—Russian Resident Holders – Individuals.”

The taxable capital gain of Russian Resident Holders – Individuals upon the sale of securities is calculated as the gross sale proceeds calculated in Russian rubles at the date of sale minus the actual expenses calculated in Russian rubles at the date of purchase. For the purpose of currency conversion, the official exchange rates of the Central Bank of the Russian Federation on specific dates are used. Expenses must be proved by documentary evidence related to the purchase of the ADSs (including the cost of the securities and the expenses associated with their purchase, holding and sale, and the deemed income amount on which personal income tax was accrued and paid on acquisition (receipt) of the ADSs).

Russian Resident Holders – Legal Entities

Capital gains arising from the sale or other disposal of the ADSs by a Russian Resident Holder – Legal Entity are taxable at the regular Russian corporate profits tax rate of 20%. According to the current Russian tax legislation, the financial result (profit or loss) arising from activities connected with securities quoted on a stock exchange, which meet the criteria established by the Russian Federal Law on the Securities Market dated April 22, 1996, may be accounted for together with the financial result arising from other operations (i.e., may be included into the general tax base). Therefore, Russian Resident Holders – Legal Entities may be able to offset losses incurred through operations on the quoted shares against other types of income (excluding income from non-quoted securities and derivatives). Special tax rules apply to Russian organizations that hold a broker and/or dealer license as well as certain other licenses related to the securities market. The Russian Tax Code also lays out special rules for the calculation of the tax base for the purposes of transactions with securities, which are subject to transfer pricing control in Russia.

The Russian Tax Code contains certain exemptions from capital gains taxation for non-quoted shares, for shares in high-technology companies, and for shares in companies whose immovable property in Russia directly or indirectly constitutes 50% or less of the company’s asset. These exemptions are not expected to be relevant for the ADSs.

Russian Resident Holders – Legal Entities should always consult their own tax advisers with respect to the tax consequences of gains derived from the disposal of ADSs.

Non-Resident Holders – Individuals

Generally, income received by Non-Resident Holders – Individuals from disposal of ADSs is not considered as taxable event in Russia unless it is qualified as Russian-sourced income (i.e., when Non-Resident Holders – Individuals conduct their transactions with a Russian broker).

According to Russian tax legislation, income received from the sale or disposal of ADSs should be treated as Russian-sourced income if the sale or disposal occurred in Russia. However, Russian tax law gives no clear indication as to how to identify the source of income received from the sale and disposal of securities, except that income received from the sale of securities “in the Russian Federation” will be treated as having been received from a Russian source.

However, in case Ozon Holdings Limited is recognized by the Russian tax authorities as Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) it is unclear whether the gains on sale of the ADSs will be treated as Russian source income or not. If this income is recognized as Russian source, capital gains arising from the sale, exchange or other disposal of ADSs by Non-Resident Holders – Individuals less any available cost deduction, including the original purchase price and deemed income taxed on acquisition, if any, may be subject to taxation in Russia at the statutory tax rate of 30%. Nevertheless, Non-Resident Holders – Individuals may be entitled to tax exemption on capital gains arising from the sale, exchange or other disposal of ADSs based on an applicable double tax treaty.

Non-Resident Holders – Individuals should consult their own tax advisers with respect to the tax consequences of disposal of ADSs.

Non-Resident Holders – Legal Entities

Capital gains arising from the sale, exchange or other disposal of the ADSs by Non-Resident Holders – Legal Entities should not be subject to tax in Russia if the immovable property located in Russia constitutes directly or indirectly 50% or less of the Company’s assets or securities are treated as quoted on a stock exchange markets. We believe that the ADSs will fall under the aforementioned exemption.

Stamp Duties

Holders are not subject to any Russian stamp duties for transactions with ADSs as discussed in this section of this prospectus supplement (for example, on the purchase or sale of ADSs), except for transactions involving the inheritance of ADSs.

Double Tax Treaty Relief

Application of a foreign tax credit in Russia by Russian Resident Holders – Individuals

According to the general provisions of Russian tax law, the amounts of tax actually paid according to tax legislation of a foreign state by a taxpayer who is a Russian Resident Holder – Individual on the income received outside Russia could not be credited against Russian personal income tax liability of the taxpayer unless otherwise provided for by a relevant double tax treaty between Russia and that foreign state. Therefore, a taxpayer may have the right to make a foreign tax credit against his or her Russian personal income tax liabilities provided that all of the following conditions are met:

•	a taxpayer is recognized as the Russian tax resident in the tax period when the income taxable in Russia and in the foreign state was received;

•	there is a valid double tax treaty between Russia and the foreign state, which provides for a foreign tax credit in the state of residence (Russia);

•

the taxpayer can confirm the amount claimed for tax credit with the documents required by Russian tax law. Also, the tax authorities may request a confirmation of the residency status, however, current provisions of the Russian Tax Code do not oblige the taxpayer to provide such evidence along with supporting documents when claiming a foreign tax credit.

If the above-mentioned conditions are not met, the taxpayer will not be able to apply foreign tax credit and reduce his or her tax liability in Russia.

Application of tax treaty relief

Currently, we are a Cyprus tax resident and, therefore, according to Russian tax law are not required to act in a capacity of a tax agent for the Russian tax purposes.

However, in case we are recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) Russian tax implications could arise as described below. Whilst we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

Generally, Russian legislation prescribes how tax treaty benefits can be obtained by Non-Resident Holders via the tax agent, i.e. if tax on such income is subject to tax at source. Russian legislation requires the relevant claim and supporting documents to be filed to the tax agent or to the tax authorities (for refund of tax withheld). See “Material Tax Considerations—Material Russian Tax Considerations—Refund of Russian Tax Withheld.”

To receive the benefits of a double tax treaty in cases where any income on the ADSs is received from a Russian source and is subject to Russian taxes, Non-Resident Holders (individuals, legal entities, and organizations) are required to confirm that they are the beneficial owners of the income.

A Non-Resident Holder would need to provide the tax agent with a certificate of tax residence issued by the competent tax authority of the relevant treaty country before the income is paid and confirm that it is the beneficial owner of this income. However, the tax agent may request additional documents confirming the entitlement and eligibility of a Non-Resident Holder for the benefits of the relevant double tax treaty in relation to income concerned. The tax residence certificate should confirm that the respective Non-Resident Holder is a tax resident of the relevant double tax treaty country (for the applicable double tax treaty). This certificate should generally be apostilled or legalized. A notarized Russian translation of the certificate must be provided to the person regarded as a tax agent.

At the same time, provisions of the Russian law are not quite clear on how exemption should be claimed in terms of income, which is not subject to tax at source. Conservatively, a Non-Resident Holder should submit to the Russian tax authorities a certificate confirming his or her tax residency in the other country, amongst other documents, to substantiate the treaty exemption.

Please also note that certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, are currently being revised, and the possibility of applying the reduced tax rate depends on the investor’s jurisdiction. See “Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders should consult their own tax advisors about available double tax treaty relief and the procedures for obtaining such relief with respect to any Russian taxes imposed in respect of dividend income from the ADSs or any income received in connection with the acquisition, sale or other disposal of the ADSs.

Refund of Russian Tax Withheld

Russian Resident Holders – Legal Entities and Individuals

In case Ozon Holdings Limited is recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors—Risks Relating to Russian Taxation—Our Cypriot entities may be exposed to taxation in Russia if they are treated as having a Russian permanent establishment or as being Russian tax residents”) and in the absence of a proper tax withholding mechanism, Russian Resident Holders may be subject to a 15% tax rate on the dividends paid to them. See “Material Tax Considerations—Material Russian Tax Considerations—Taxation of Dividends and other distributions (including distributions in kind).” To apply a 13% tax rate on dividends pursuant to the Russian Tax Code, Russian Resident Holders may be required to provide documentary proof of their Russian tax residence. Alternatively, they may attempt to claim the refund of excessively withheld taxes.

In order to obtain a tax refund, Russian Resident Holders – Individuals should submit an application and the required documents to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three-month period following the date when the application for a refund is submitted. Further, the tax agent itself may request a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

Russian Resident Holders – Legal Entities may claim a refund of excessively withheld tax by filing the application and required documents to the Russian tax authorities within three years following the date when the respective tax was paid.

Non-Resident Holders – Legal Entities and Individuals

If the Russian withholding tax on income derived from Russian sources for a Non-Resident Holder which is a legal entity or an organization, has been withheld at source, and such Non-Resident Holder, which is a legal entity or an organization, is entitled to benefits from a double tax treaty allowing such a legal entity or organization not to pay tax in Russia, or allowing it to pay tax at a reduced rate on such income, a claim for a refund of the tax withheld at the source can be filed with the Russian tax authorities within three years following the tax period in which the tax was withheld.

To process a claim for a refund, the Russian tax authorities require: (i) a confirmation of the tax treaty residence of the non-resident at the time the income was paid (this confirmation should be apostilled or legalized and should be provided for the year when the income in respect to which the refund is claimed was paid); (ii) a document confirming that the applicant satisfies any additional conditions envisaged under the Russian Tax Code or the relevant double tax treaty for application of the reduced tax rate; and (iii) an application for the refund of the tax withheld in a format provided by the Russian tax authorities. Where tax is withheld in respect of dividends on the ADSs registered in special accounts (i.e., foreign nominal holder, foreign authorized holder or foreign depositary receipt program depo accounts) and opened with a Russian custodian, the following documents are required in addition to those listed under (i) and (ii) above: (a) a document confirming the exercise of rights (or confirming the exercise of rights in the interests of the applicant by a trustee or other similar person)

attached to the ADSs on which the dividend income was paid, as at the date of the decision to distribute dividends by a Russian entity; (b) a document confirming the amount of dividend income on the ADSs; and (c) information on the custodian (custodians) that transferred the amount of dividend income to the foreign company (holder of the relevant account in the Russian custodian).

The Russian tax authorities require a Russian translation of the above documents if they are in a foreign language. The decision regarding the refund of the tax withheld should be taken within six months of filing the required documents with the Russian tax authorities. However, procedures for processing such claims have not been clearly established, and there is significant uncertainty regarding the availability and timing of such refunds.

If the Russian personal income tax on income derived from Russian sources by a Non-Resident Holder who is an individual was withheld at source, and such individual Non-Resident Holder is entitled to the benefits of a double tax treaty allowing such an individual not to pay the tax in Russia or allowing such an individual to pay the tax at a reduced rate in relation to such income, an application for a refund can be submitted to the tax agent within three years following the date when the respective tax was paid. The Russian Tax Code stipulates that a tax agent must refund over-withheld tax within a three-month period following the date when the application for a refund is submitted. Further, the tax agent itself may request a refund by applying to the Russian tax authorities within three years following the date when the respective tax was paid.

In practice, the Russian tax authorities require a wide variety of documentation confirming the right of a Non-Resident Holder to obtain the tax relief available under the applicable double tax treaty. Such documentation may not be explicitly required by the Russian Tax Code.

Obtaining a refund of Russian taxes withheld at source is likely to be a time-consuming process, and no assurance can be given that such a refund will be granted in practice.

Moreover, certain Russian double tax treaties, including the Russia-Cyprus double tax treaty, are currently being revised, and the possibility of applying the reduced tax rate and, consequently, applying for tax refunds, depends on the investor’s jurisdiction. See “Risk Factors—Risks Relating to Russian Taxation—Changes to Russia-Cyprus double tax treaty could increase our tax burden.”

Non-Resident Holders (and in certain limited cases Russian Resident Holders) should consult their own tax advisers about possible tax treaty relief and/or tax refunds as applicable and the procedures required to obtain such treaty relief or refund with respect to any Russian taxes imposed on income received from the acquisition, ownership or disposition of ADSs.

U.S. Federal Income Tax Considerations for U.S. Holders

The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs by U.S. Holders (as defined below) that purchase such ADSs for cash pursuant to this offering and hold such ADSs as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, or residents of the United States, and accrual method U.S. Holders that have an “applicable financial statement,” U.S. Holders that hold the ADSs as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, or U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of our stock). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ADS that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes invests in an ADS, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such partnership and the particular partner. Any such entity or arrangement should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the purchase, ownership and disposition of an ADS.

Except as discussed below under “—Passive Foreign Investment Company Considerations,” this discussion assumes that we are not and will not be a passive foreign investment company for U.S. federal income tax purposes.

EACH PERSON CONSIDERING AN INVESTMENT IN AN ADS SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF AN ADS IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

Treatment of the ADSs

A U.S. Holder of an ADS generally should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in the ordinary shares held by the depositary (or its custodian) that are represented by such ADS. However, such tax treatment may be affected by actions taken by the depositary or other intermediaries in the chain of ownership between the holder of such ADS and us that are inconsistent with the beneficial ownership of the underlying shares. If the U.S. Holder is treated as the owner of such ordinary shares, any deposit or withdrawal of such ordinary shares by such U.S. Holder in exchange for its ADSs will not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes. Each U.S. Holder should consult its own tax advisor regarding U.S. federal income tax considerations relating to the purchase, ownership and disposition of the ADSs (including tax consequences if the foregoing tax treatment is not respected and tax consequences of owning and disposing of ordinary shares not represented by ADSs). The following discussion assumes that the foregoing tax treatment is respected.

Distributions with respect to the ADSs

If we make a distribution of cash or other property (other than certain distributions of our stock or rights to acquire our stock) with respect to our ordinary shares, a U.S. Holder generally will be required to include the amount of such distribution made by us with respect to the ADSs owned by such U.S. Holder in gross income as a dividend (without reduction for any non-U.S. tax withheld from such distribution) to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADSs and then as gain (which will be treated in the manner described below under “—Sale, Exchange or Other Taxable Disposition of the ADSs”). We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder should expect to include the entire amount of any such distribution in income as a dividend.

A distribution on an ADS that is treated as a dividend generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income.” Such dividend will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for any non-U.S. tax withheld from distributions received in respect of an ADS. A U.S. Holder that does not claim a U.S. foreign tax credit for non-U.S. income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the U.S. Holder chooses to do so with respect to all non-U.S. income taxes paid or accrued by such U.S. Holder in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

The amount of any distribution paid in non-U.S. currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time. If a distribution received in non-U.S. currency is converted into U.S. dollars on the day it is received, the U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of such distribution.

A distribution on an ADS treated as a dividend that is received by an individual (or certain other non-corporate U.S. Holders) in respect of stock of a non-U.S. corporation that is readily tradable on an established securities market in the United States generally qualifies for preferential rates of tax so long as (i) the distributing corporation is not a passive foreign investment company (as described below under “—Passive Foreign Investment Company Considerations”) during the taxable year in which the distribution is made or the preceding taxable year and (ii) certain holding period and other requirements are met. So long as the ADSs are listed on Nasdaq, if the conditions in clauses (i) and (ii) above are met, dividends paid on an ADS should qualify for the preferential rates of tax. Special rules apply with respect to dividends qualifying for the preferential rates for purposes of determining the recipient’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the preferential rates of tax and the related restrictions and special rules.

Sale, Exchange or Other Taxable Disposition of the ADSs

A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an ADS in an amount equal to the difference, if any, between the amount realized on such sale, exchange or disposition and such U.S. Holder’s adjusted tax basis in such ADS. Any gain or loss so recognized generally will be capital gain or loss and will be long-term capital gain or loss if such U.S. Holder has held such ADS for more than one year at the time of such sale, exchange or disposition. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be from sources within the United States.

Passive Foreign Investment Company Considerations

Based on the current and anticipated profile of our income, assets and operations, we believe that we were not in 2019, and we do not currently expect to become, a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, such as the value of our assets (including goodwill) and the amount and type of our income, there can be no assurance that we will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service (the “IRS”) will agree with our conclusion regarding our PFIC status in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% (determined on the basis of a quarterly average unless elected otherwise) of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and net gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) generally is taken into account.

If we are a PFIC in any taxable year during which a U.S. Holder owns an ADS, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of an ADS at a gain, whether or not we continue to be a PFIC. The tax would be determined by allocating such distributions or gain, ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which we are a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge would also be imposed on the amount of taxes so derived for each such taxable year.

The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election were available and a U.S. Holder validly made such an election as of the beginning of such U.S. Holder’s holding period. If such election were made, (i) such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, an ADS at the end of each taxable year in which we were a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such ADS and (ii) any gain from a sale, exchange or other disposition of such ADS in a taxable year in which we were a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election would be available to a U.S. Holder only if the ADS is considered “marketable stock.” Generally, stock is considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of the applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Nasdaq constitutes a qualified exchange.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were eligible for and timely made a valid “qualified electing fund” (“QEF”) election. If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains in each taxable year in which we are a PFIC. In order for a U.S. Holder to be able to make a QEF election, however, we would be required to provide such U.S. Holder with certain information. As we do not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election would not be available.

If we were a PFIC in any taxable year during which a U.S. Holder owns a an ADS, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which we have a direct or indirect equity interest and (ii) generally will be required to file annually a statement setting forth certain information with its U.S. federal income tax returns.

Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC, including the potential extension of the period of limitations on assessment and collection of U.S. federal income taxes arising from a failure to file the statement described in the preceding paragraph.

Certain Reporting Requirements with Respect to Payments of Initial Public Offering Price

U.S. Holders may be required to file IRS Form 926 reporting the payment of the initial public offering price to us. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926 with respect to its payment of the initial public offering price to us.

Medicare Taxes

In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to an ADS and net gain from the sale, exchange or other disposition of an ADS.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of an ADS, unless an applicable exemption is satisfied. A U.S. Holder may be eligible for an exemption from backup withholding if the U.S. Holder furnishes the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct. U.S. Holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

Disclosure Requirements for Specified Foreign Financial Assets

Individual U.S. Holders (and certain U.S. entities specified in U.S. Treasury regulations) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include an ADS if it is not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their own tax advisors as to the possible application to them of this filing requirement.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table.                  is the representative of the underwriters.

Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
VTB Capital plc
Sberbank CIB (UK) Limited

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

All sales of the ADSs in the United States will be made by U.S. registered broker-dealers. Neither VTB Capital plc nor Sberbank CIB (UK) Limited are U.S. registered broker-dealers, however any offers and sales of the ADSs by VTB Capital plc or Sberbank CIB (UK) Limited in the United States will be made through their respective U.S. registered broker-dealers, Xtellus Capital Partners Inc. (“Xtellus”) and Sberbank CIB USA, Inc.

The underwriters have an option to buy up to an additional                  ADSs from us to cover sales by the underwriters of a greater number of ADSs than the total number set forth in the table above. They may exercise that option for 30 days. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional ADSs.

Paid by us	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $                 per ADS from the initial public offering price. After the initial offering of the ADSs, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our executive officers, directors and holders of substantially all of our ordinary shares have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their ordinary shares, ADSs or securities convertible into or exchangeable for ordinary shares or ADSs during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. These restrictions are subject to certain exceptions. See “Shares and ADSs Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for the ADSs. The initial public offering price has been negotiated between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list the ADSs on Nasdaq under the symbol “                .”

In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ADSs for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to cover the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ADSs for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                .

VTB Capital plc has engaged Xtellus to act as its agent pursuant to Rule 15a-6 under the Exchange Act in connection with securities transactions effected by VTB Capital plc with U.S. investors. Xtellus is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority with its address at 452 Fifth Avenue, 3rd Floor, New York NY 10018.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

The address for Morgan Stanley & Co. LLC is 1585 Broadway, New York, New York 10036. The address for Goldman Sachs & Co. LLC is 200 West Street, New York, New York 10282.

Selling Restrictions

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer ; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the ADSs under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee		$(1)
Financial Industry Regulatory Authority, Inc. filing fee		$(1)
Stock exchange listing fee		$(1)
Printing and engraving expenses		$(1)
Legal fees and expenses		$(1)
Accounting fees and expenses		$(1)
Miscellaneous costs		$(1)
Total		$(1)

(1)	To be completed by amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of the ordinary shares underlying the ADSs and other and certain legal matters of Cyprus law in connection with this offering will be passed upon for us by Antis Triantafyllides & Sons LLC. Certain matters of U.S. federal law will be passed upon for us by Debevoise & Plimpton LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Latham & Watkins LLP. Certain legal matters with respect to Cyprus law will be passed upon for the underwriters by Chrysses Demetriades & Co. LLC.

EXPERTS

The consolidated financial statements of Ozon Holdings Limited as of December 31, 2019 and 2018, and for each of the years then ended, have been included herein, in reliance upon the report of JSC “KPMG,” independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 financial statements refers to the adoption of International Financial Reporting Standard 16, Leases. The current address of JSC “KPMG” is 10 Presnenskaya Naberezhnaya, Moscow, 123112, Russia.

Certain statistical data contained herein has been derived from and included herein in reliance upon a research report titled “Retail and E-Commerce Markets in Russia” prepared by INFOLine, an independent provider of research and analysis, commissioned by the Company, and issued as of                 , upon the authority of said firm as experts with respect to the matters covered by its report. INFOLine does not have any interest in our securities.

ENFORCEMENT OF CIVIL LIABILITIES

We are organized in Cyprus, and substantially all of our and our subsidiaries’ assets are located outside the United States, and most of the members of our board of directors are resident outside of the United States. As a result, it may not be possible to effect service of process within the United States upon us or any of our subsidiaries or such persons or to enforce U.S. court judgments obtained against us or them in jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon U.S. securities laws.

Further, most of our and our subsidiaries’ assets are located in Russia. Judgments rendered by a court in any jurisdiction outside Russia will generally be recognized by courts in Russia only if (i) an international treaty exists between Russia and the country where the judgment was rendered providing for the recognition of judgments in civil cases and/or (ii) a federal law of Russia providing for the recognition and enforcement of foreign court judgments is adopted. No such federal law has been passed, and no such treaty exists, between Russia, on the one hand, and the United States, on the other hand. There are no publicly available judgments in which a judgment made by a court in the United States was upheld and deemed enforceable in Russia. Furthermore, Russian courts have limited experience in the enforcement of foreign court judgments. Therefore, a litigant who obtains a final and conclusive judgment in the United States would most likely have to litigate the issue again in a Russian court of competent jurisdiction.

Shareholders may originate actions in either Russia or Cyprus based upon either applicable Russian or Cyprus laws, as the case may be.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our board members and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

OZON HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles)

		Three months ended June 30,		Six months ended June 30,
	Notes	2020	2019	2020	2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue:
Sales of goods		19,028	11,592	36,160	22,490
Service revenue		5,187	1,135	8,002	2,459

Total revenue	3	24,215	12,727	44,162	24,949

Operating expenses:
Cost of sales		(16,519)	(10,622)	(31,783)	(20,744)
Fulfilment and delivery	6	(6,788)	(3,337)	(13,194)	(6,466)
Sales and marketing	7	(2,066)	(1,548)	(4,150)	(2,946)
Technology and content	8	(1,022)	(873)	(1,962)	(1,766)
General and administrative	9	(774)	(569)	(1,547)	(1,119)

Total operating expenses		(27,169)	(16,949)	(52,636)	(33,041)

Operating loss		(2,954)	(4,222)	(8,474)	(8,092)

Loss on disposal of non-current assets, net		(10)	(1)	(12)	(3)
Interest expense, net		(431)	(142)	(680)	(261)
Share of profit of an associate		43	29	59	45
Foreign currency exchange (loss) / gain, net		(5)	(5)	53	(168)

Total non-operating expenses		(403)	(119)	(580)	(387)

Loss before income tax		(3,357)	(4,341)	(9,054)	(8,479)

Income tax benefit	10	69	16	76	16

Loss for the period		(3,288)	(4,325)	(8,978)	(8,463)

Total comprehensive income for the period		(3,288)	(4,325)	(8,978)	(8,463)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent		(539)	(868)	(1,481)	(1,727)
Basic and diluted weighted average number of ordinary shares		6,101,716	4,984,571	6,064,103	4,891,073

OZON HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT JUNE 30, 2020

(in millions of Russian Rubles)

	Notes	June 30, 2020	December 31, 2019
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	12	8,705	7,176
Right-of-use assets	13	11,742	9,269
Intangible assets		225	130
Investments in an associate		1,199	1,139
Deferred tax assets		366	253
Advances for non-current assets and security deposits		2,361	1,601

Total non-current assets		24,598	19,568

Current assets
Inventories	11	8,357	10,774
Accounts receivable		2,131	2,743
Prepaid income tax		23	17
VAT receivable		1,001	1,378
Advances paid and other current assets		1,082	952
Cash and cash equivalents	14	6,500	3,003

Total current assets		19,094	18,867

Total assets		43,692	38,435

Equity and liabilities
Equity
Share capital		6	6
Share premium		32,053	32,053
Equity-settled employee benefits reserves		685	541
Other capital reserves	15	7,498	1,043
Accumulated deficit		(42,063)	(32,826)

Total equity		(1,821)	817

Non-current liabilities
Borrowings	16	81	166
Lease liabilities	13	9,837	7,790
Deferred tax liabilities		147	156
Other non-current liabilities	17	77	—

Total non-current liabilities		10,142	8,112

Current liabilities
Trade and other payables	17	18,931	21,242
Borrowings	16	9,906	3,950
Lease liabilities	13	2,620	1,819
Taxes payable		415	186
Accrued expenses		1,349	907
Customer advances and deferred revenue		2,150	1,402

Total current liabilities		35,371	29,506

Total liabilities		45,513	37,618

Total equity and liabilities		43,692	38,435

OZON HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles)

	Share capital	Share premium	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2020	6	32,053	541	1,043	(32,826)	817

Loss for the period	—	—	—	—	(8,978)	(8,978)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	(8,978)	(8,978)
Share-based compensation expense	—	—	144	—	—	144
Convertible loans (note 15)	—	—	—	6,455	(259)	6,196

Balance at June 30, 2020 (unaudited)	6	32,053	685	7,498	(42,063)	(1,821)

	Share capital	Share premium	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2019	4	15,484	366	—	(12,460)	3,394

Loss for the period	—	—	—	—	(8,463)	(8,463)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	(8,463)	(8,463)
Issue of shares upon exercise of share-based awards	—	15	(15)	—	—	—
Share-based compensation expense	—	—	87	—	—	87
Convertible loans (note 15)	—	—	—	10,651	(351)	10,300

Balance at June 30, 2019 (unaudited)	4	15,499	438	10,651	(21,274)	5,318

OZON HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles)

		Six months ended June 30,
	Notes	2020	2019
		(Unaudited)	(Unaudited)
Cash flows from operating activities

Loss before income tax		(9,054)	(8,479)
Adjusted for:
Depreciation and amortization of non-current assets		2,048	1,066
Interest expense, net		680	261
Foreign currency exchange (gain) / loss, net		(53)	168
Write-downs and losses of inventories	11	545	303
Loss on disposal of non-current assets		12	3
Share of profit of an associate		(59)	(45)
Changes in allowances on accounts receivable and advances paid		107	23
Gain on lease payments adjustment		(10)	—
Share-based compensation expense		144	87

Changes in working capital:
Inventories		1,902	(3,133)
Accounts receivable		552	138
Advances paid and other assets		123	(1,239)
Trade accounts payable		(2,614)	471
Other liabilities		1,680	509

Cash used in operations		(3,997)	(9,867)

Interest paid		(467)	(349)
Income tax paid		(53)	(1)

Net cash used in operating activities		(4,517)	(10,217)

Cash flows from investing activities

Purchase of property, plant and equipment		(3,082)	(1,645)
Purchase of intangible assets		(25)	(20)
Interest received		124	128
Dividends received from an associate		—	60

Net cash used in investing activities		(2,983)	(1,477)

Cash flows from financing activities

Convertible loans issue proceeds		6,171	10,312
Proceeds from borrowings		5,977	288
Repayment of borrowings		(331)	(174)
Payment of principal portion of lease liabilities		(864)	(273)

Net cash generated from financing activities		10,953	10,153

Net increase/(decrease) in cash and cash equivalents		3,453	(1,541)

Cash and cash equivalents at the beginning of the period	14	2,994	2,684
Effects of exchange rate changes on the balance of cash held in foreign currencies		53	(166)

Cash and cash equivalents at the end of the period	14	6,500	977

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

1.	CORPORATE INFORMATION

The interim condensed consolidated financial statements of Ozon Holdings Limited (hereinafter “the Company”) and its subsidiaries (collectively, “the Group”) for the three and six months ended June 30, 2020 were authorized for issue in accordance with a resolution of the directors on September 8, 2020.

Ozon Holdings Limited (until November 8, 2007—Jolistone Enterprises Limited) is a private limited liability company that was incorporated on August 26, 1999 under the law of the Republic of Cyprus (“Cyprus”). The Company’s registered office is located at Arch. Makariou III, 2-4, Capital Center, 9th Floor, 1065 Nicosia, Cyprus.

The Group is an internet retailer of multi-category consumer products to the general public through the Group’s mobile apps and websites (ozon.ru and ozon.travel). The Group also manages an online marketplace platform that enables third-party sellers to offer their products to consumers on its mobile app and website. In addition, the Group provides advertising services to vendors and third-party sellers. The Group’s principal geographic market is the Russian Federation.

The Group has no ultimate controlling party since March 5, 2012.

2.	BASIS OF PREPARATION, GOING CONCERN AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

2.1	Basis of preparation

The interim condensed consolidated financial statements for the three and six months ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Group’s annual consolidated financial statements as at and for the year ended December 31, 2019.

2.2	Going concern

These interim condensed consolidated financial statements have been prepared by management on the assumption that the Group will be able to continue as a going concern, which presumes that the Group will, for the foreseeable future, be able to realise its assets and discharge its liabilities in the normal course of business.

For the six months ended June 30, 2020, the Group incurred a loss for the period of 8,978 (six months ended June 30, 2019: 8,463) and used 4,517 of cash in operating activities (six months ended June 30, 2019: 10,217). As at June 30, 2020, the Group had negative net assets of 1,821 (December 31, 2019: positive 817). The Group also had a working capital deficit of 16,277 (December 31, 2019: 10,639), including 2,150 in customer advances and deferred revenue (December 31, 2019: 1,402).

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation in these interim condensed consolidated financial statements:

COVID-19

Current macroeconomic developments caused by the outbreak of the novel strain of coronavirus, COVID-19, and measures implemented by the Russian government from the end of March 2020 until June 2020, such as mobility restrictions, event cancellations and temporary business closures did not have a material adverse effect on the Group’s operations. Moreover, partially due to the mobility restrictions that were introduced which include social distancing, stay-at-home orders and limited quarantine measures, the Group’s Revenue increased by 90% during the three months ended June 30, 2020 compared to the same period in the prior year.

Financing

The Group had approximately 5,200 of cash and cash equivalents as of August 31, 2020.

Management is confident, based on their current operating plan, that existing cash and cash equivalents, together with the cash proceeds from sale-leaseback of the Group’s fulfilment center, cash flows from operating activities and through major shareholders of the Group who intend to provide additional equity financing to the Group in case it is not able to meet its financial liabilities, that the Group will be able to meet anticipated cash needs for working capital, capital expenditures, general and administrative expenses and business expansion for at least the next twelve months. The Group may, from time to time, explore additional financing sources.

Based on the analysis above, management concluded that there is no significant uncertainty as to whether the Group will continue as a going concern, and therefore it is appropriate to prepare these consolidated financial statements on the going concern basis.

2.3	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several amendments and interpretations apply for the first time in 2020, but do not have an impact on the interim condensed consolidated financial statements of the Group.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

3.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

For the three months ended June 30, 2020

	At a point in time	Over time	Total revenue
Sales of goods	19,028	—	19,028
Service revenue:
Marketplace commission	3,819	—	3,819
Delivery services	484	63	547
Advertising revenue	—	727	727
Travel ticketing commission	54	2	56
Other revenue	38	—	38

Total service revenue	4,395	792	5,187

Total revenue	23,423	792	24,215

For the six months ended June 30, 2020

	At a point in time	Over time	Total revenue
Sales of goods	36,160	—	36,160
Service revenue:
Marketplace commission	5,511	—	5,511
Delivery services	722	122	844
Advertising revenue	—	1,314	1,314
Travel ticketing commission	198	24	222
Other revenue	111	—	111

Total service revenue	6,542	1,460	8,002

Total revenue	42,702	1,460	44,162

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

For the three months ended June 30, 2019

	At a point in time	Over time	Total revenue
Sales of goods	11,592	—	11,592
Service revenue:
Marketplace commission	238	—	238
Delivery services	267	59	326
Advertising revenue	—	174	174
Travel ticketing commission	300	67	367
Other revenue	30	—	30

Total service revenue	835	300	1,135

Total revenue	12,427	300	12,727

For the six months ended June 30, 2019

	At a point in time	Over time	Total revenue
Sales of goods	22,490	—	22,490
Service revenue:
Marketplace commission	319	—	319
Delivery services	1,015	59	1,074
Advertising revenue	—	333	333
Travel ticketing commission	528	151	679
Other revenue	54	—	54

Total service revenue	1,916	543	2,459

Total revenue	24,406	543	24,949

4.	SEASONALITY

The Group’s business is affected by seasonality, which historically has resulted in higher sales volume during the second half of the year rather than in the first half. Higher sales during that period are mainly attributed to the increased demand for goods during the peak New-year season in December, as well as Black Friday sales in November. The Group recognized 58% and 59% of annual revenue during the second half of 2019 and 2018 respectively.

5.	SEGMENT INFORMATION

The Group has two operating segments, as described below, which are the Group’s strategic business units. These business units are managed separately and the results of their operations are reviewed by the chief operating decision maker (CODM) on a regular basis for the purpose of making decisions about resource allocation and performance assessment.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

Ozon.ru—sales of multi-category consumer products through our OZON mobile app and our Ozon website; and

Ozon.travel—sales of airline and train tickets through our Ozon.Travel mobile app and our Ozon.Travel website.

Ozon.ru represents over 99% and 97% of the Group’s revenue for the six months ended June 30, 2020 and 2019, respectively, therefore, the Group presents Ozon.ru as the only reportable operating segment, as this reflects the consolidated view of operating segments noted above.

Indications of impairment of the Ozon.travel segment have been present during the six months ended June 30, 2020 due to the significant impact of COVID-19 on the travel and leisure industry. The Group performed an impairment test of this segment, and no impairment loss was recognized as at June 30, 2020. The carrying amount of long-lived assets of the Ozon.travel segment was 45 as at June 30, 2020.

6.	FULFILMENT AND DELIVERY EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Employee-related cost	1,882	1,290	4,001	2,565
Outsourcing services	1,399	324	2,298	606
Depreciation and amortization	812	330	1,498	619
Transportation services and vehicle maintenance	739	370	1,533	725
Delivery fees	675	385	1,405	678
Fees for cash collection	516	311	1,031	598
Premises maintenance and packaging costs	380	200	734	424
Share-based compensation expense	8	4	15	7
Other fulfilment and delivery expenses	377	123	679	244

	6,788	3,337	13,194	6,466

7.	SALES AND MARKETING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Online marketing	1,001	944	2,244	1,729
Employee-related cost	610	259	1,066	498
Offline media	305	286	593	585
Share-based compensation expense	6	4	13	7
Other sales and marketing expenses	144	55	234	127

	2,066	1,548	4,150	2,946

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

8.	TECHNOLOGY AND CONTENT EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Employee-related cost	836	764	1,594	1,539
IT and telecommunication services	143	100	292	177
Share-based compensation expense/(reversal)	6	(16)	21	(1)
Other technology and content expenses	37	25	55	51

	1,022	873	1,962	1,766

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Employee-related cost	379	202	720	404
Depreciation and amortization	279	229	550	447
Share-based compensation expense	47	29	95	74
Other general and administrative expenses	69	109	182	194

	774	569	1,547	1,119

10.	INCOME TAX

The major components of income tax benefit / (expense) in the interim condensed consolidated statement of profit or loss and other comprehensive income are:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Current income tax expense	(19)	—	(46)	—
Deferred tax benefit	88	16	122	16

	69	16	76	16

Deferred tax assets of 1,655 have not been recognized in respect of tax losses for the six months ended June 30, 2020 (the year ended December 31, 2019: 3,463), because it is not probable that taxable profit will be available against which the Group can use the benefits in the foreseeable future.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

11.	INVENTORIES

	June 30, 2020	December 31, 2019
Merchandise held for resale	9,071	11,439
Right of return assets	156	125
Other inventories	234	119
Inventory valuation allowance	(1,104)	(909)

	8,357	10,774

During the six months ended June 30, 2020, inventories have been reduced by 195 (six months ended June 30, 2019: 303) as a result of the write-down to net realisable value. In addition, during the six months ended June 30, 2020, losses of inventories amounted to 301. The write-downs and losses of inventories were recognized as an expense during the period and included in Cost of sales.

12.	PROPERTY, PLANT AND EQUIPMENT

During the six months ended June 30, 2020, the Group acquired assets with a cost of 2,280 (six months ended June 30, 2019: 1,074). Assets with a net book value of 12 were disposed by the Group during the six months ended June 30, 2020 (six months ended June 30, 2019: 3), resulting in a net loss on disposal of 12 (six months ended June 30, 2019: 3).

13.	LEASES

The Group has lease contracts of office premises, warehouses, vehicles, pickup points and sorting centers. The increase in right-of-use assets and lease liabilities at June 30, 2020 compared to December 31, 2019 is mainly related to the recognition of 2,241 of right-of-use assets and 2,112 of lease liabilities for new leases of warehouse space (approximately 74,000 square metres) in four regions of Russia at the commencement date of the lease.

14.	CASH AND CASH EQUIVALENTS

	June 30, 2020	December 31, 2019
Short-term deposits	5,296	1,955
Cash in transit	654	320
Current bank accounts	526	701
Petty cash	24	27

Cash and cash equivalents in the consolidated statement of financial position	6,500	3,003
Bank overdrafts	—	(9)

Cash and cash equivalents in the consolidated statement of cash flows	6,500	2,994

15.	OTHER CAPITAL RESERVES

From January to April 2020, the Group received 6,196 under the convertible loan agreements with its existing shareholders. The applicable interest rate is 10% per annum. This amount can be converted into the Group’s

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

fixed number of ordinary shares under certain conditions. The Group has concluded that this investment meets the definition of an equity instrument in its entirety. In addition, the remaining part of convertible loans not converted as at December 31, 2019 are reflected in other capital reserves in the Group’s interim condensed consolidated financial statements as at June 30, 2020.

16.	BORROWINGS

				June 30, 2020	December 31, 2019
	Effective interest rate	Currency	Maturity	Amount, incl. accrued interest	Amount, incl. accrued interest
Convertible loan	—	RUB	On demand	3,594	3,594
Bank loans	15%	RUB	26.09.2020	6,149	246
Equipment financing	10%	RUB	31.01.2022	244	267
Bank overdrafts	n/a	RUB	n/a	—	9

Total				9,987	4,116

Current				9,906	3,950
Non-current				81	166

Bank loans

In March 2020, the Group received 6,000 in cash under a one-year loan facility agreement with a third party. In order to secure financing under the loan, the Group pledged shares of its key operating subsidiary.

17.	TRADE AND OTHER PAYABLES

	June 30, 2020	December 31, 2019
Trade payables	14,952	18,725
Payables to third-party sellers on the marketplace platform	3,161	1,912
Payroll payables, including related taxes	603	299
Other payables	292	306

Total	19,008	21,242

Current	18,931	21,242
Non-current	77	—

18.	SHARE-BASED COMPENSATION

In June 2020, the Company granted to certain employees 74,968 share-based awards (“SBA”) in a form of Restricted Share Units (“RSU”) with zero exercise price. Under this grant, each RSU entitles the recipient, subject to vesting and other terms, to receive upon occurrence of events such as an IPO, control stake sale transaction, or on the fourth anniversary from the award date for nil consideration one redeemable preference share of the Company.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

The fair values of option and SBA have been measured using the Black-Scholes model. The weighted average inputs used in the measurement of the fair values at grant date of the equity incentive plans are the following:

Expected annual volatility	50%
Expected life, years	4
Dividend yield	None
Risk-free interest rate	5.2%

19.	RELATED PARTIES

The following table provides the total amount of transactions that have been entered into with related parties during the three and six months ended June 30, 2020 and 2019, as well as balances with related parties as at June 30, 2020 and December 31, 2019.

		Three months ended June 30,		Six months ended June 30,
		Sales to related parties	Purchases from related parties	Sales to related parties	Purchases from related parties
Entities with significant influence over the Group:
Sistema PJSFC	2020	—	31	—	63
Sistema PJSFC	2019	—	92	—	198
Baring Vostok	2020	—	—	—	—
Baring Vostok	2019	—	—	—	—

Associate:
Litres	2020	2	3	3	6
Litres	2019	1	—	3	—

		Amounts owed by related parties*	Amounts owed to related parties*
Entities with significant influence over the Group:
Sistema PJSFC	2020	—	14
Sistema PJSFC	2019	—	18
Baring Vostok	2020	—	—
Baring Vostok	2019	—	—

Associate:
Litres	2020	3	4
Litres	2019	1	3

*	The amounts are classified as accounts receivable and trade payables, respectively.

The Group has several accounts at MTS-Bank PJSC (subsidiary of Sistema PJSFC), related party, including short-term deposit accounts. As at June 30, 2020 total cash balance of the Group’s current and deposit accounts at MTS-Bank PJSC was 64 (December 31, 2019: 26). During the six months ended June 30, 2020, the Group received interest income of 2 (six months ended June 30, 2019: 37) from holding short-term deposits at MTS-Bank PJSC.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

Transactions with key management personnel

The remuneration of key management personnel for the three and six months ended June 30, 2020 and 2019 amounted to:

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Short-term employee benefits(i)	10	9	20	18
Share-based compensation expense(ii)	35	21	68	45

	45	30	88	63

i.	Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.
ii.	Amounts related to the participation of the key management personnel in the incentive scheme posted in the interim condensed consolidated statement of profit or loss and other comprehensive income.

20.	CONTINGENCIES AND UNCERTANTIES

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all current and potential legal matters will not have a material adverse impact on the Group’s financial position or operating results.

Russian Federation tax and regulatory environment

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.

Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. Under certain circumstances reviews may cover longer periods.

The Group estimates that possible exposure in relation to the above mentioned risks, as well as other tax risks (e.g. unjustified tax benefits), that are more than remote, but for which no liability is required to be recognized, could be up to approximately 127. This estimation is provided for possible taxes disclosure only and should not be considered as an estimate of the Group’s potential tax liability.

OZON HOLDINGS LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020

(in millions of Russian Rubles, unless otherwise stated)

Operating environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The longer-term effects of the imposed and possible additional sanctions are difficult to determine.

The interim condensed consolidated financial statements reflects management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn. However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity and future results of operations.

21.	EVENTS AFTER THE REPORTING DATE

In July 2020, the Group entered into a 10-year lease of approximately 130,000 square metres of warehouse space in the Moscow region. The nominal rental payments are 775 per annum payable in arrears.

In July 2020, the Company issued 6,440 redeemable preference shares as result of SBA exercises.

In August 2020, the Group entered into a sale and leaseback of warehouse equipment with a third party. The Group has determined that this sale and leaseback transaction does not meet the requirements of IFRS 15 to be accounted for as a sale of the asset. The Group will continue to account for this warehouse equipment as part of property, plant and equipment and recognize a financial liability equal to the transfer proceeds of approximately 500.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors Ozon Holdings Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ozon Holdings Limited and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.3 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standards 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

/s/ JSC “KPMG”

Moscow, Russia

September 8, 2020

OZON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

	Notes	2019	2018
Revenue:
Sales of goods		53,487	33,920
Service revenue		6,617	3,300

Total revenue	4	60,104	37,220

Operating expenses:
Cost of sales		(48,845)	(27,662)
Fulfilment and delivery	6	(16,808)	(8,232)
Sales and marketing	7	(7,153)	(3,335)
Technology and content	8	(3,520)	(2,123)
General and administrative	9	(2,390)	(1,742)

Total operating expenses		(78,716)	(43,094)

Operating loss		(18,612)	(5,874)

Loss on disposal of non-current assets, net		(7)	(3)
Interest (expense) / income, net	10	(801)	129
Share of profit of an associate	11	54	82
Foreign currency exchange (loss) / gain, net		(213)	78

Total non-operating (expense) / income		(967)	286

Loss before income tax		(19,579)	(5,588)

Income tax benefit / (expense)	12	216	(73)

Loss for the year		(19,363)	(5,661)

Total comprehensive income for the year		(19,363)	(5,661)

Loss per share, in RUB
Basic and diluted loss per share attributable to ordinary equity holders of the parent	13	(3,761)	(1,514)
Basic and diluted weighted average number of ordinary shares		5,143,919	3,719,993

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles)

	Notes	December 31, 2019	December 31, 2018
Assets
Non-current assets
Property, plant and equipment	14	7,176	4,316
Right-of-use assets	2.3	9,269	—
Intangible assets		130	207
Investments in an associate	11	1,139	1,156
Deferred tax assets	12	253	207
Advances for non-current assets and security deposits		1,601	582

Total non-current assets		19,568	6,468

Current assets
Inventories	15	10,774	6,339
Accounts receivable	16	2,743	1,393
Prepaid income tax		17	16
VAT receivable		1,378	405
Advances paid and other current assets		952	775
Cash and cash equivalents	17	3,003	2,684

Total current assets		18,867	11,612

Total assets		38,435	18,080

Equity and liabilities
Equity
Share capital	18	6	4
Share premium	18	32,053	15,484
Equity-settled employee benefits reserves	23	541	366
Other capital reserves	18	1,043	—
Accumulated deficit		(32,826)	(12,618)

Total equity		817	3,236

Non-current liabilities
Borrowings	19	166	246
Lease liabilities	2.3	7,790	40
Deferred tax liabilities	12	156	298

Total non-current liabilities		8,112	584

Current liabilities
Trade and other payables	20	21,242	12,509
Borrowings	19	3,950	163
Lease liabilities	2.3	1,819	29
Taxes payable		186	34
Accrued expenses	21	907	635
Customer advances and deferred revenue	22	1,402	890

Total current liabilities		29,506	14,260

Total liabilities		37,618	14,844

Total equity and liabilities		38,435	18,080

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles)

	Share capital	Share premium	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2019	4	15,484	366	—	(12,618)	3,236

Impact of IFRS 16 adoption (note 2.3)	—	—	—	—	158	158
Adjusted balance at January 1, 2019	4	15,484	366	—	(12,460)	3,394

Loss for the year	—	—	—	—	(19,363)	(19,363)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	(19,363)	(19,363)
Issue of ordinary shares, net of transaction costs of 4 (note 18)	2	16,554	—	—	—	16,556
Shares issue upon exercise of share-based awards (note 23)	—	15	(15)	—	—	—
Share-based compensation expense	—	—	190	—	—	190
Convertible loans (note 18)	—	—	—	1,043	(1,003)	40

Balance at December 31, 2019	6	32,053	541	1,043	(32,826)	817

	Share capital	Share premium	Equity- settled employee benefits reserves	Other capital reserves	Accumulated losses	Total
Balance at January 1, 2018	3	9,999	301	—	(6,957)	3,346

Loss for the year	—	—	—	—	(5,661)	(5,661)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income	—	—	—	—	(5,661)	(5,661)
Issue of ordinary shares, net of transaction costs of 5 (note 18)	1	5,375	—	—	—	5,376
Shares issue upon exercise of share-based awards (note 23)	—	110	(110)	—	—	—
Sale of share options to employees (note 23)	—	—	93	—	—	93
Share-based compensation expense	—	—	82	—	—	82

Balance at December 31, 2018	4	15,484	366	—	(12,618)	3,236

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles)

	Notes	2019	2018
Cash flows from operating activities

Loss before income tax		(19,579)	(5,588)
Adjusted for:
Depreciation and amortization of non-current assets		2,590	487
Interest expense / (income), net	10	801	(129)
Foreign currency exchange loss / (gain), net		213	(78)
Write-downs and losses of inventories	15	1,217	243
Loss on disposal of non-current assets		7	3
Share of profit of an associate	11	(54)	(82)
Changes in allowances on accounts receivable and advances paid		169	12
Share-based compensation expense		190	82

Movements in working capital:
Changes in inventories		(5,577)	(3,539)
Changes in accounts receivable		(1,146)	(572)
Changes in advances paid and other assets		(2,089)	(1,005)
Changes in trade accounts payable		8,776	6,355
Changes in other liabilities		1,051	278

Cash used in operations		(13,431)	(3,533)

Interest paid		(876)	(58)
Income tax paid		(5)	(8)

Net cash used in operating activities		(14,312)	(3,599)

Cash flows from investing activities

Purchase of property, plant and equipment		(4,742)	(2,472)
Purchase of intangible assets		(26)	(93)
Proceeds from disposal of property, plant and equipment		—	6
Interest received		158	192
Dividends received from an associate	11	71	80
Acquisition of interest in an associate	11	—	(576)

Net cash used in investing activities		(4,539)	(2,863)

Cash flows from financing activities

Convertible loans issue proceeds	18, 19	20,099	—
Equity instruments issue proceeds	18	—	5,471
Proceeds from borrowings		413	—
Repayment of borrowings		(310)	(162)
Payment of principal portion of lease liabilities		(867)	(39)

Net cash generated from financing activities		19,335	5,270

Net increase / (decrease) in cash and cash equivalents		484	(1,192)

Cash and cash equivalents at the beginning of the year	17	2,684	3,803
Effects of exchange rate changes on the balance of cash held in foreign currencies		(174)	73

Cash and cash equivalents at the end of the year	17	2,994	2,684

The accompanying notes are an integral part of these financial statements

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

1.	CORPORATE INFORMATION

These consolidated financial statements of Ozon Holdings Limited (hereinafter “the Company”) and its subsidiaries (collectively, “the Group”) for the years ended December 31, 2019 and 2018 were prepared at the request of the Directors to meet regulatory and contractual commitments and were authorized for issue in accordance with a resolution of the directors on September 8, 2020.

Ozon Holdings Limited (until November 8, 2007—Jolistone Enterprises Limited) is a private limited liability company that was incorporated on August 26, 1999 under the law of the Republic of Cyprus (“Cyprus”). The Company’s registered office is located at Arch. Makariou III, 2-4, Capital Center, 9th Floor, 1065 Nicosia, Cyprus.

The principal subsidiaries of the Company, all of which have been included in these consolidated financial statements, are as follows:

		% equity interest
Subsidiary	Principal activity	2019	2018
Internet Solutions LLC	Internet retailer of consumer goods	100%	100%
Internet Logistics LLC	Management of fulfilment facilities	100%	100%
Internet Travel LLC	Internet retailer of travel services	100%	100%
Ozon Technologies LLC	IT services and development	100%	—

All the principal subsidiaries of the Company are incorporated in the Russian Federation (“Russia”).

The Group is an internet retailer of multi-category consumer products to the general public through the Group’s mobile apps and websites (ozon.ru and ozon.travel). The Group also manages an online marketplace platform that enables third-party sellers to offer their products to consumers on its mobile app and website. In addition, the Group provides advertising services to vendors and third-party sellers.

The Group’s principal geographic market is Russia. The Group has no ultimate controlling party since March 5, 2012. The share capital of the Company is owned by a number of shareholders (note 18) and there is no ultimate control established by any group of existing shareholders.

The average number of employees of the Group during 2019 and 2018 was 9,502 and 9,442 respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared on a historical cost basis.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2019. Control is achieved when the Group is exposed, or has rights, to variable returns from its

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Group has:

•	power over the investee;

•	exposure, or rights, to variable returns from its involvement with the investee;

•	the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

If the Group loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3	New standards, interpretations and amendments adopted by the Group

The Group applied IFRS 16 Leases for the first time. The nature and effect of the changes as a result of adoption of this new accounting standard is described below. Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Group.

The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

•	Amendment to IFRS 3: Definition of a Business (effective date—January 1, 2020).

•	Amendments to IAS 1 and IAS 8: Definition of Material (effective date—January 1, 2020).

•	Amendments to References to Conceptual Framework in IFRS Standards (effective date—January 1, 2020).

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The Group adopted IFRS 16 using the modified retrospective approach with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts for which the underlying asset is of low value (“low-value assets”).

The effect of adoption IFRS 16 as at January 1, 2019 (increase / (decrease)) is as follows:

January 1, 2019
Assets
Right-of-use assets	5,534
Property, plant and equipment	(85)
Advances paid and other current non-financial assets	(185)

Total assets	5,264

Liabilities
Lease liabilities	5,264
Trade and other payables	(158)

Total liabilities	5,106

Equity
Accumulated losses	158

Total equity	158

a)	Nature of the effect of adoption of IFRS 16

The Group has lease contracts of office premises, warehouses, vehicles, pickup points and sorting centers. Before the adoption of IFRS 16, the Group classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest (recognized as finance costs) and reduction of the lease liability. In an operating lease, the leased property was not capitalized and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Upon adoption of IFRS 16, the Group applied a single recognition and measurement approach for all leases, except for leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by the Group.

Leases previously classified as finance leases

The Group did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 was applied to these leases from January 1, 2019.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Leases previously accounted for as operating leases

The Group recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized in the consolidated statement of financial position immediately before the date of initial application. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Group also applied the available practical expedients wherein it:

•	Used a single discount rate to a portfolio of leases with reasonably similar characteristics.

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application.

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

•	Not separated non-lease components from lease components, and instead accounted for each lease component and any associated non-lease components as a single lease component.

Based on the foregoing, as at January 1, 2019:

•

Right-of-use assets of 5,534 were recognized and presented separately in the consolidated statement of financial position. This includes the lease assets recognized previously under finance leases of 85 that were reclassified from Property, plant and equipment.

•	Additional lease liabilities of 5,264 were recognized.

•	Prepayments of 185 related to previous operating leases were derecognized.

•	Accrued provision of 158 for straight-line adjustments under SIC-15 Operating Leases-Incentives in trade and other payables was adjusted to accumulated losses.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Operating lease commitments as at December 31, 2018	7,212
Weighted average incremental borrowing rate as at January 1, 2019	11.3%
Discounted operating lease commitments as at January 1, 2019	5,264
Add: Commitments relating to leases previously classified as finance leases	69

Lease liabilities as at January 1, 2019	5,333

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application:

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

Leases of low-value assets

The Group applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Sale and leaseback transactions

In a sale and leaseback transaction, an entity (seller-lessee) sells an asset to another entity (buyer-lessor) who then leases it back to the seller-lessee. The Group applies the requirements of IFRS 15 for determining when a performance obligation is satisfied in order to determine whether the transfer of an asset is accounted for as a sale of that asset.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

If the transfer of an asset by the seller-lessee does not satisfy the requirements of IFRS 15 to be accounted for as a sale of the asset, the seller-lessee continues to recognize the transferred asset and recognizes a financial liability equal to the transfer proceeds. The Group accounts for the financial liability applying IFRS 9.

Presentation in the consolidated statement of cash flows

The Group classifies cash payments for the principal portion of lease liabilities within financing activities and cash payments for the interest portion of the lease liabilities within operating activities.

c)	Amounts recognized in the consolidated statements of financial position and profit or loss and other comprehensive income

Set out below, are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the period:

	Right-of-use assets
	Office premises	Warehouses and sorting centers	Pickup points	Vehicles	Total	Lease liabilities
As at January 1, 2019	3,898	1,295	256	85	5,534	5,333
Additions	495	3,064	1,016	796	5,371	5,171
Remeasurement / modification	27	(65)	10	—	(28)	(28)
Reclassification	—	31	(31)	—	—	—
Depreciation expense	(660)	(636)	(167)	(145)	(1,608)	—
Interest expense	—	—	—	—	—	833
Payments	—	—	—	—	—	(1,700)

As at December 31, 2019	3,760	3,689	1,084	736	9,269	9,609

The Group recognized leases of low-value assets of 2 and variable lease payments of 93 for the year ended December 31, 2019.

Lease commitments

The Group has lease contracts of warehouses that have not yet commenced as at December 31, 2019. The future lease payments for these lease contracts are 736 due within one year, 3,308 due within two to five years and 2,315 thereafter.

2.4	Summary of significant accounting policies

a)	Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The Group’s investments in associates are accounted for using the equity method. Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate since the acquisition date. Dividends received from an associate reduce the carrying amount of the investments in associates. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

The consolidated statement of profit or loss and other comprehensive income reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes, when applicable, in the consolidated statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit or loss of an associate is shown on the face of the consolidated statement of profit or loss and other comprehensive income. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in its associate. At each reporting date, the Group determines whether there is objective evidence that the investment in the associate is impaired. If there is such evidence, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value, and then recognizes the loss within “Share of profit / (loss) of an associate” in the consolidated statement of profit or loss and other comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

b)	Foreign currencies

The Group’s consolidated financial statements are presented in Russian Rubles (“RUB”), which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of all of the Company’s subsidiaries is the RUB.

Transactions in foreign currencies are initially recorded by the Group’s subsidiaries in their functional currency at exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at exchange rates prevailing at the reporting date. Differences arising on settlement or translation of monetary items are recognized within “Foreign currency exchange gain / (loss), net”, in the consolidated statement of profit and loss and other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The RUB is not a fully convertible currency outside Russia. Within the Russian Federation, official exchange rates are determined by the Central Bank of the Russian Federation.

c)	Revenue from contracts with customers

In accordance with IFRS 15, an entity should determine whether it is a principal in providing a good or a service to a customer (a principal controls the goods or services before they are transferred to customers) or whether it is an agent of another entity. The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group is primarily obligated in a transaction, is subject to inventory risk, has discretion in establishing prices, or has several but not all of these indicators, revenues should be recorded on a gross basis. When the Group is not the primary obligor, does not bear the inventory risk and does not have the ability to establish the price, revenues are recorded on a net basis.

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

i.	Revenue from sales of goods

The Group recognizes revenue from sales of goods on a gross basis as the Group is acting as a principal in these transactions and is primarily obligated in these transactions, is subject to inventory risk and has discretion in establishing prices. Payment for the purchased goods is generally made either before delivery or upon delivery. Revenue is recognized at the point in time when control of the promised goods is transferred to customers which generally occurs upon delivery to the customers. The Group recognizes revenue net of return allowances when the goods are delivered to customers. Delivery of goods to customers, who place their orders for goods online through the Group’s website and mobile app, is not separately identifiable from sales of goods, and the Group accounts for sales of goods and delivery services to its customers as a single performance obligation.

ii.	Right of return

For certain categories of goods customers have a right to return these goods within a specified period. Return allowances, which reduce net revenues, are estimated based on historical experiences. The Group updates its estimates on a quarterly basis.

For goods that are expected to be returned from the customers, the Group recognizes a refund liability (included in Accrued expenses in the consolidated statement of financial position). The liability is measured at the amount the Group ultimately expects it will have to return to the customer. A right of return asset (included in Inventories in the consolidated statement of financial position) and corresponding adjustment to Cost of sales are also recognized for the right to recover products from the customers.

iii.	Loyalty program

The Group has a loyalty points program which allows customers to accumulate points that can be redeemed against future purchases, subject to a certain threshold. The loyalty points give rise to a separate performance obligation as they provide a material right to the customer. A portion of the transaction price is allocated to the loyalty points awarded to customers based on relative stand-alone selling price and recognized as deferred

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

revenue in the consolidated statement of financial position. Deferred revenue is recognized as revenue when loyalty points are redeemed, expire or the likelihood of the customer redeeming the points becomes remote. When estimating the stand-alone selling price of the loyalty points, the Group considers the likelihood that the customer will redeem the points. The Group updates its estimates of the points that will be redeemed on a quarterly basis and any adjustments to the deferred revenue balance are charged against revenue.

iv.	Gift certificates

The Group sells gift certificates which can be redeemed to purchase products sold on the Group’s website ozon.ru or mobile app. The cash collected from the sales of gift certificates is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenue upon the sales of the respective products through redemption of gift certificates. Revenue from redeemed gift certificates is included in Revenue from sales of goods (note 4). Revenue from unredeemed gift certificates is recognized over the expected customer redemption period (usually 12 months) and included in other revenue (note 4).

v.	Premium subscription

In 2019, the Group launched an Ozon Premium program (“Ozon Premium”), a subscription-based service which provides customers with free delivery and additional discounts. The cash collected from the sales of Ozon Premium is initially recorded as deferred revenue in the consolidated statement of financial position and subsequently recognized as revenues over the subscription period (1, 6 or 12 months). Revenue from Ozon Premium is included in Revenue from delivery services (note 4).

vi.	Marketplace commission

Marketplace commission represents commission fees charged to third-party sellers for selling their goods through the Group’s online marketplace. The Group offers a marketplace platform that enables sellers to sell their products through the Group’s website. Upon sale, the Group charges the third-party sellers a fixed rate commission fee based on the sales amount. The Group’s performance obligation with respect to these transactions is to arrange the transaction through the online platform. Marketplace commission is recognized on a net basis at the point of delivery of products as the Group generally is not the primary obligor, does not bear the inventory risk, and does not have the ability to establish prices for the other party’s goods. Payment is generally made either before delivery or upon delivery.

vii.	Advertising revenue

The Group’s advertising services allow vendors and third-party sellers to place advertisements in particular areas of the Group’s websites at fixed or variable prices (cost per click or cost per view). Advertising revenue is recognized evenly over the period in which the advertisement is displayed or based on the number of views or clicks, when the advertisement has been displayed. Payment is generally due within 30 to 60 days from providing advertising services.

viii.	Travel services

Revenue from travel services consists of commission fees and ticketing fees charged from the travel supplier and/or traveler for the sale of airline and railway tickets through the Group’s website ozon.travel. The Group acts as

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

the agent in these transactions, passing reservations booked by the traveler to the relevant travel provider. Commission fees and ticketing fees are recognized upon booking of airline and railway transactions as the Group has no significant post-delivery obligations. In addition, revenue from travel services also includes volume incentive fees from certain airlines and global distribution systems partners that control the computer systems through which these reservations are booked. Volume incentive fees are recognized evenly on a monthly basis based on performance estimates under agreements.

d)	Cost of sales

Cost of sales consists of purchase price of consumer products, including vendor’s rebates and subsidies, write-downs and losses of inventories, cost of travel services and costs of obtaining and fulfilling contracts with third-party sellers on the marketplace platform.

Rebates and subsidies

The Group periodically receives considerations from certain vendors, representing rebates for products sold and subsidies for the sales of the vendors’ products over a period of time. The rebates are not sufficiently separable from the Group’s purchase of the vendors’ products and they do not represent a reimbursement of costs incurred by the Group to sell vendors’ products. The Group accounts for the rebates received from its vendors as a reduction to costs of purchased goods and therefore the Group records such amounts as a reduction of Cost of sales when such sales occur. Vendor rebates typically depend on reaching minimum purchase thresholds for a specified period. When volume rebates can be reasonably estimated based on the Group’s past experiences and current forecasts, a portion of the rebates is recognized as the Group makes progress towards the purchase threshold. Subsidies are calculated based on the volume of products sold through the Group and are recorded as a reduction of Cost of sales when the sales have been completed and the amount is determinable.

e)	Fulfilment and delivery expenses

Fulfilment and delivery expenses primarily consist of outbound shipping costs, packaging material costs, costs incurred in operating and staffing the Group’s fulfilment centers, sorting centers, customer service centers and pickup points, expenses related to payment processing, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, and other related costs. Fulfilment and delivery expenses also include amounts paid to third parties that assist the Group in fulfilment, sorting, delivery and customer service operations. Fulfilment and delivery costs are expensed as incurred.

f)	Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising costs and payroll including related expenses for employees involved in marketing and sales activities.

The Group pays commissions to participants in the affiliates program when their customer referrals result in successful product sales and records such costs in sales and marketing expenses. The Group also participates in cooperative advertising arrangements with certain of the Group’s vendors and third-party sellers. Sales and marketing costs are expensed as incurred.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

g)	Technology and content expenses

Technology and content expenses include payroll and related expenses for employees involved in the research and development of new and existing products and services, development, design, and maintenance of the Group’s websites and mobile apps, and technology infrastructure costs. Technology and content expenses are expensed as incurred.

h)	General and administrative expenses

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal and human relations, costs associated with use by these functions of facilities and equipment, such as depreciation expenses, premises maintenance expenses and other general corporate expenses. General and administrative expenses are expensed as incurred.

i)	Share-based awards

Certain employees of the Group receive remuneration in the form of share-based compensation, whereby employees render services as consideration for equity instruments.

The Group issues equity-settled share-based awards, including share options, share appreciation rights and restricted share units, and accounts for these awards in accordance with IFRS 2. The cost of equity-settled share-based awards is measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant using a Black-Scholes valuation model. That cost is recognized as an employee benefits expense, together with a corresponding increase in equity (equity-settled employee benefits reserves), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Market-based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of share-based awards expected to vest. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based compensation transaction, or is otherwise beneficial to the employee.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

All of the Group’s share-based awards are equity-settled.

j)	Income taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. Income taxes are computed in accordance with the laws of the Company’s and its subsidiaries’ jurisdictions. Taxable income of the Group’s companies incorporated in Russia and Cyprus is subject to local income taxes at rates of 20.0% and 12.5%, respectively.

Deferred tax

Deferred income taxes are accounted for under the balance sheet method and reflect the tax effect of temporary differences between the tax basis of assets and liabilities and their carrying amounts in the accompanying consolidated financial statements.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilised, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. A valuation allowance is recorded when it is no longer probable that sufficient taxable profit will be available against which the deductible temporary differences can be recognized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

k)	Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

l)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognized as an asset if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. The Group does not apply any thresholds for capitalising items of property, plant and equipment.

Property, plant and equipment include major expenditures for new assets, improvements and replacement assets that extend the useful lives of assets or increase their revenue-generating capacities. Repair and maintenance costs are expensed as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Land	Indefinite
Buildings	16-50
Engineering facilities	5-30
Warehouse equipment	1-10
Transportation vehicles	4-7
Computer equipment	2-4
Other computer hardware and office facilities	1-10
Other assets	5-20

Depreciation of property, plant and equipment used in delivery and fulfilment activities is included in Fulfilment and delivery expenses in the consolidated statement of profit or loss and other comprehensive income. Depreciation of other property, plant and equipment is included within General and administrative expenses.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The carrying amount of an item of property, plant and equipment is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an item of property, plant and equipment (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in “Gain / (loss) on disposal of non-current assets, net” in the consolidated statement of profit or loss and other comprehensive income when the asset is derecognized.

Management of the Group reviews the carrying amount of property, plant and equipment for impairment when there is an indication that the carrying amount may exceed the expected recoverable amount.

m)	Inventories

Inventories, consisting of products available for sale, are primarily accounted for using the weighted average cost method, and are valued at the lower of cost and net realisable value. Net realisable value represents the estimated selling price less estimated costs necessary to make the sale. Adjustments are recorded to write down the cost of inventory to the estimated net realisable value due to slow-moving merchandise and damaged goods. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write-downs and losses of inventories are recorded in Cost of sales.

The Group also provides fulfilment-related services in connection with the Group’s online marketplace. Third-party sellers maintain ownership of their inventories and therefore these products are not included in the Group’s inventories.

n)	Intangible assets

An intangible asset is recognized if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity and the cost of the asset can be measured reliably.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalised and the related expenditures are reflected in the consolidated statement of profit or loss and other comprehensive income in the period in which the expenditures are incurred.

Intangible assets are amortised on a straight-line basis over the useful economic life. The amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit or loss and other comprehensive income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in the consolidated statement of profit and loss and other comprehensive income when the asset is derecognized.

Management of the Group reviews the carrying amount of intangible assets for an impairment when there is an indication that the carrying amount may exceed the expected recoverable amount.

o)	Impairment of long-lived assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, the Group estimates the recoverable amount of the asset in order to determine the extent of the

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs to sell (“FVLCS”) and value in use (“VIU”). In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

p)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

q)	Value added tax

Expenses and assets are recognized net of the amount of value added tax (“VAT”), except when the VAT incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item.

The net amount of the VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the consolidated statement of financial position.

r)	Financial instruments

Initial recognition and measurement

In accordance with IFRS 9, financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

In accordance with IFRS 9, financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss and financial liabilities at amortized cost, as appropriate.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

The Group’s financial assets include cash and cash equivalents, security deposits (accounted for as collateral provided to the lessor) and accounts receivable. The Group’s financial liabilities include trade and other payables, accrued expenses, lease liabilities, and loans and borrowings including bank overdrafts.

Subsequent measurement

Financial assets and financial liabilities at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	the financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in interest expense in the consolidated statement of profit or loss and other comprehensive income.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and

•

either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of profit or loss and other comprehensive income.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (ECLs) for all financial assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. ECLs are discounted at the effective interest rate of the financial asset in case of long-term assets.

Under IFRS 9, ECLs are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Group applies a simplified approach in calculating lifetime ECLs for accounts receivable. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For all other financial assets, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL.

When determining whether the credit risk of a financial instrument has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Group assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. A financial instrument is determined to have low credit risk if:

•

the financial instrument has a low risk of default – when the counterparty has an external credit rating of ‘investment grade’ in accordance with the globally understood definition (rating BBB- or higher, based on Standard & Poor’s and Fitch ratings);

•	the debtor has a strong capacity to meet its contractual cash flow obligations in the near term.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

At each reporting date, the Group assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Allowances for expected credit losses for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment losses related to accounts receivable are presented as part of Cost of sales.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

s)	Convertible instruments

Convertible instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement. Compound financial instruments issued by the Group comprise convertible loans which can be converted to ordinary shares and the number of shares to be issued is fixed.

The Group’s redeemable preference shares are a part of equity instruments. Such shares are redeemable only at the discretion of the Group.

3.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Group’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Going concern

These consolidated financial statements have been prepared by management on the assumption that the Group will be able to continue as a going concern, which presumes that the Group will, for the foreseeable future, be able to realise its assets and discharge its liabilities in the normal course of business.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

For the year ended December 31, 2019, the Group incurred a loss of 19,363 (2018: 5,661) and generated negative operating cash flow of 14,312 (2018: 3,599). As at December 31, 2019, the Group had a net asset position of 817 (2018: 3,236) and net debt of 1,113 (2018: net cash and cash equivalents of 2,206). The Group also had a negative working capital (defined as total current asset less total current liabilities) of 10,639 (2018: 2,648), including 1,402 of customer advances and deferred revenue (2018: 890).

The following matters have been considered by management in determining the appropriateness of the going concern basis of preparation in these consolidated financial statements:

COVID-19

Current macroeconomic developments caused by the outbreak of the novel strain of coronavirus, COVID-19, and measures implemented by the Russian government from the end of March 2020 until June 2020, such as mobility restrictions, event cancellations and temporary business closures did not have a material adverse effect on the Group’s operations. Moreover, partly due to the mobility restrictions that were introduced which include social distancing, stay-at-home orders and limited quarantine measures, the Group’s Revenue increased by 90% during the three months ended June 30, 2020 compared to the same period in the prior year.

Financing

The Group had approximately 5,200 of cash and cash equivalents as of August 31, 2020.

Management is confident, based on their current operating plan, that existing cash and cash equivalents, together with the cash proceeds from sale-leaseback of the Group’s fulfilment center, cash flows from operating activities and through major shareholders of the Group who intend to provide additional equity financing to the Group in case it is not able to meet its financial liabilities, that the Group will be able to meet anticipated cash needs for working capital, capital expenditures, general and administrative expenses and business expansion for at least the next twelve months. The Group may, from time to time, explore additional financing sources.

Based on the analysis above, management concluded that there is no significant uncertainty as to whether the Group will continue as a going concern, and therefore it is appropriate to prepare these consolidated financial statements on the going concern basis.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that in the foreseeable future the Group will have taxable profits against which tax losses can be utilized. Significant management judgement is required to determine whether the Group has convincing evidence of probable future taxable profit. Further details on income taxes are disclosed in note 12.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

within the next financial year, are described below. The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Inventory valuation

Inventory is valued at the lower of cost or net realisable value. Management regularly reviews the inventory balances to determine if inventories can be sold at amounts greater than or equal to its carrying amounts. This review includes identification of slow-moving and obsolete inventory, and partially or fully damaged inventory. The identification process includes historical performance of the inventory and current operational plans for the inventory, as well as industry and customer specific trends. The valuation allowance for inventory represents the difference between cost of inventory and its estimated net realisable value. The changes in estimates may impact the amount of allowance for inventory that may be required. Further details about inventory valuation allowance are provided in note 15.

4.	REVENUE FROM CONTRACTS WITH CUSTOMERS

4.1	Disaggregated revenue information

Set out below is the disaggregation of the Group’s revenue from contracts with customers by type and timing of revenue recognition:

For the year ended December 31, 2019

	At a point in time	Over time	Total revenue
Sales of goods	53,487	—	53,487
Service revenue:
Marketplace commission	2,132	—	2,132
Delivery services	1,574	184	1,758
Advertising revenue	—	1,421	1,421
Travel ticketing commission	950	237	1,187
Other revenue	119	—	119

Total service revenue	4,775	1,842	6,617

Total revenue	58,262	1,842	60,104

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

For the year ended December 31, 2018

	At a point in time	Over time	Total revenue
Sales of goods	33,920	—	33,920
Service revenue:
Marketplace commission	45	—	45
Delivery services	1,595	—	1,595
Advertising revenue	—	282	282
Travel ticketing commission	991	283	1,274
Other revenue	104	—	104

Total service revenue	2,735	565	3,300

Total revenue	36,655	565	37,220

4.2	Contract balances

The following table provides information about the Group’s accounts receivable and contract liabilities from contracts with customers:

	2019	2018
Accounts receivable (note 16)	2,743	1,393
Contract liabilities (note 22)	(1,402)	(890)

Contract liabilities include customer advances, unredeemed gift certificates, deferred revenue of Ozon Premium and loyalty points not yet redeemed. The outstanding balances of contract liabilities increased in 2019 due to the continuous increase in the Group’s customer base.

4.3	Right of return assets and refund liabilities

The following table provides information about the Group’s right of return assets and refund liabilities from contracts with customers:

	2019	2018
Right of return assets (note 15)	125	81
Refund liabilities arising from right of return (note 21)	(124)	(80)

5.	SEGMENT INFORMATION

The Group has two operating segments, as described below, which are the Group’s strategic business units. These business units are managed separately and the results of their operations are reviewed by the chief operating decision maker (CODM) on a regular basis for the purpose of making decisions about resource allocation and performance assessment.

Ozon.ru—sales of multi-category consumer products through our OZON mobile app and our Ozon website; and

Ozon.travel—sales of airline and train tickets through our Ozon.Travel mobile app and our Ozon.Travel website.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Ozon.ru represents over 98% and 96% of the Group’s revenue for the years ended December 31, 2019 and 2018, respectively, therefore, the Group presents Ozon.ru as the only reportable operating segment, as this reflects the consolidated view of operating segments noted above.

6.	FULFILMENT AND DELIVERY EXPENSES

	2019	2018
Employee-related cost	6,029	3,632
Transportation services and vehicle maintenance	2,097	897
Outsourcing services	1,889	535
Delivery fees	1,783	844
Depreciation and amortization	1,643	337
Fees for cash collection	1,447	789
Premises maintenance and packaging costs	1,032	530
Share-based compensation expense (reversal)	19	(18)
Premises rental	—	416
Other fulfilment and delivery expenses	869	270

	16,808	8,232

7.	SALES AND MARKETING EXPENSES

	2019	2018
Online marketing	4,553	2,150
Employee-related cost	1,178	703
Offline media	1,146	344
Share-based compensation expense (reversal)	14	(42)
Other sales and marketing expenses	262	180

	7,153	3,335

8.	TECHNOLOGY AND CONTENT EXPENSES

	2019	2018
Employee-related cost	2,956	1,826
IT and telecommunication services	446	222
Share-based compensation expense	16	18
Other technology and content expenses	102	57

	3,520	2,123

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

9.	GENERAL AND ADMINISTRATIVE EXPENSES

	2019	2018
Depreciation and amortization	947	150
Employee-related cost	924	680
Share-based compensation expense	141	124
Premises rental	—	428
Other general and administrative expenses	378	360

	2,390	1,742

10.	INTEREST INCOME / (EXPENSE), NET

	2019	2018
Interest expense on lease liabilities	(833)	(7)
Interest expense on borrowings	(147)	(59)
Interest income on short-term deposits	156	195
Other	23	—

	(801)	129

11.	INVESTMENT IN ASSOCIATE

The Group has a 42.27% interest in Litres Holdings Limited (together with its subsidiaries “Litres”), which is incorporated and domiciled in Cyprus. Litres is a leading distributor of e-books and audiobooks in Russia. Litres is not publicly listed. The Group accounts for the investment in Litres using the equity method. The Group’s interest in Litres has increased as at December 31, 2019 as a result of buyback and cancellation of treasury shares by Litres.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The following table summarizes the financial information of Litres as included in its own consolidated financial statements, adjusted for fair value adjustments at acquisition (disclosed below separately) and differences in accounting policies. The table also reconciles the summarized financial information to the carrying amount of the Group’s interest in Litres.

	December 31, 2019	December 31, 2018
Current assets	713	452
Non-current assets	267	237
Current liabilities	(682)	(403)
Non-current liabilities	(19)	(6)

Net assets of the associate	279	280

Group’s share of net assets—42.27% (2018: 42.00%)	118	118
Goodwill	964	964
Fair value adjustments (including the effect of the subsequent accounting)	57	74

Group’s carrying amount of the investment	1,139	1,156

	2019	2018
Revenue	3,823	2,600
Profit for the year	168	236
Other comprehensive income	—	—
Total comprehensive income	168	236
The Group’s share of profit before fair value adjustments	71	99
Amortization of assets based on their fair values at acquisition	(17)	(17)

The Group’s share of total comprehensive income	54	82

The movement of the investment in Litres is presented below:

	December 31, 2019	December 31, 2018
Carrying amount of the investment at the beginning of the year	1,156	578
Additional investment	—	576
Share of total comprehensive income	54	82
Dividends received	(71)	(80)

Carrying amount of the investment at the end of the year	1,139	1,156

The associate had no contingent liabilities or capital commitments as at December 31, 2019 and 2018.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

12.	INCOME TAX

The major components of income tax expense / benefit for the years ended December 31, 2019 and 2018 are:

	2019	2018
Current income tax expense	(9)	(1)
Deferred tax benefit / (expense)	188	(62)
Tax provision (note 21)	37	(10)

Income tax benefit / (expense) for the year	216	(73)

The major part of the Group’s pre-tax losses and income tax expenses / benefits is generated in Russia. Pre-tax gains or losses of the Group’s companies in Cyprus mainly relate to foreign exchange gains and losses and other items which are generally non-taxable (non-deductible) in that jurisdiction. These items affect pre-tax loss but do not have any impact on income tax expense / benefit.

Below is a reconciliation of theoretical income tax based on the Russian statutory income tax rate of 20% to the actual tax recorded in the consolidated statement of profit or loss and other comprehensive income:

	2019	2018
Loss before income tax	(19,579)	(5,588)
Income tax benefit calculated at Russia’s statutory income tax rate (20%)	3,915	1,118
Effect of unrecognized deferred tax assets	(3,463)	(1,100)
Effect of expenses that are not deductible in determining taxable profit	(234)	(94)
Effect of accrued tax provision	37	(10)
Effect of foreign exchange loss that is exempt from taxation	(39)	13

Income tax benefit / (expense) for the year	216	(73)

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Set out below is the summary of deferred tax assets and liabilities as at December 31, 2019 and 2018:

	Consolidated statement of financial position as at December 31,		Consolidated statement of profit or loss and OCI
	2019	2018	2019	2018
Deferred tax assets arising from:
Tax losses carried forward	5,557	2,094	3,463	1,100
Inventories	232	42	190	12
Leases	114	—	114	—
Employee benefits	87	88	(1)	42
Accounts receivable and advances paid	57	24	33	—
Loyalty points program	3	15	(12)	2
Prepaid and accrued expenses	5	38	(33)	22

Total deferred tax assets	6,055	2,301	3,754	1,178
less: valuation allowance	(5,557)	(2,094)	(3,463)	(1,100)

Total deferred tax assets, net of valuation allowance	498	207	291	78

Deferred tax liabilities arising from:
Property, plant and equipment	(352)	(242)	(110)	(109)
Accrued revenue	(49)	(55)	6	(32)
Other items	—	(1)	1	1

Total deferred tax liabilities	(401)	(298)	(103)	(140)

Net deferred tax asset / (liability)	97	(91)	—	—
Net deferred tax asset	253	207	—	—
Net deferred tax liability	(156)	(298)	—	—
Deferred tax benefit / (expense)	—	—	188	(62)

Deferred tax assets have not been recognised in respect of tax losses in the cumulative amount of 27,785 and 10,470 as at December 31, 2019 and 2018, respectively. The tax losses do not expire. Deferred tax assets have not been recognized in respect of tax losses, because it is not probable that taxable profit will be available against which the Group can use the benefits in the foreseeable future.

13.	EARNINGS PER SHARE (EPS)

Basic EPS is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit/(loss) attributable to ordinary equity holders of the parent (after adjusting for the effect of dilution) by the weighted average number of ordinary shares outstanding after adjustments for the effects of all dilutive potential ordinary shares.

At December 31, 2018 and 2019, outstanding share-based awards and a convertible loan recognized as a financial liability were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been antidilutive.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The following table reflects the loss and share data used in the basic and diluted EPS calculations:

	2019	2018
Loss attributable to the parent entity	(19,363)	(5,661)
Effects of the settlement of preference shares classified as equity	15	29
Loss attributable to ordinary equity holders of the parent entity	(19,348)	(5,632)
Weighted average number of ordinary shares	5,143,919	3,719,993
Basic and diluted loss per share (RUB)	(3,761)	(1,514)

In addition, there have been transactions involving potential ordinary shares with certain existing shareholders under the investment and subscription agreement between the reporting date and the date of authorisation of these consolidated financial statements.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Engineering facilities	Warehouse equipment	Transportation vehicles	Computer equipment	Other computer hardware and office facilities	Construction in-progress	Total
Cost
Balance at January 1, 2018	43	1,267	217	1,066	133	159	518	53	3,456

Additions	—	—	—	—	39	—	—	2,115	2,154
Transfer	37	12	4	670	—	450	335	(1,508)	—
Disposals	—	—	—	(3)	—	(21)	(53)	—	(77)

Balance at December 31, 2018	80	1,279	221	1,733	172	588	800	660	5,533

Additions	—	—	—	—	—	—	—	3,833	3,833
Transfer	—	544	68	2,070	—	445	1,124	(4,251)	—
Reclassification to right-of-use assets	—	—	—	—	(118)	—	—	—	(118)
Disposals	—	—	—	(10)	—	(13)	(16)	—	(39)

Balance at December 31, 2019	80	1,823	289	3,793	54	1,020	1,908	242	9,209

Accumulated depreciation
Balance at January 1, 2018	—	(107)	(91)	(263)	(40)	(84)	(273)	—	(858)

Charge for the year	—	(28)	(18)	(158)	(39)	(75)	(109)	—	(427)
Disposals	—	—	—	2	—	19	47	—	68

Balance at December 31, 2018	—	(135)	(109)	(419)	(79)	(140)	(335)	—	(1,217)

Charge for the year	—	(38)	(19)	(352)	(7)	(250)	(213)	—	(879)
Reclassification to right-of-use assets	—	—	—	—	33	—	—	—	33
Disposals	—	—	—	5	—	10	15	—	30

Balance at December 31, 2019	—	(173)	(128)	(766)	(53)	(380)	(533)	—	(2,033)

Carrying amounts
Balance at December 31, 2018	80	1,144	112	1,314	93	448	465	660	4,316

Balance at December 31, 2019	80	1,650	161	3,027	1	640	1,375	242	7,176

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

As at December 31, 2019, the Group pledged part of its property, plant and equipment with a carrying amount of 1,238 (December 31, 2018: 1,272) in order to fulfil the collateral requirements for certain Group’s borrowings (note 19).

15.	INVENTORIES

	December 31, 2019	December 31, 2018
Merchandise held for resale	11,439	6,339
Right of return assets	125	81
Other inventories	119	125
Inventory valuation allowance	(909)	(206)

	10,774	6,339

In 2019, inventories of 49,524 (2018: 28,208) were recognized as an expense during the year, in which the related revenue is recognized, and included in Cost of sales. In addition, the Group received 2,488 (2018: 1,167) of rebates and subsidies from certain vendors which were recognized as a reduction of Cost of sales.

In 2019, inventories were reduced by 703 (2018: 57) as a result of the write-down to net realizable value. In addition, losses of inventories amounted to 514 (2018: 186). The write-downs and losses of inventories were recognized as an expense during the period and included in Cost of sales.

16.	ACCOUNTS RECEIVABLE

	December 31, 2019	December 31, 2018
Accounts receivable	2,826	1,487
Allowance for expected credit losses	(83)	(94)

	2,743	1,393

Set out below is the movement in the allowance for expected credit losses of accounts receivable:

	2019	2018
Balance at the beginning of the year	(94)	(88)
Allowance for expected credit losses	(17)	(11)
Amounts written off during the year as uncollectable	28	5

Balance at the end of the year	(83)	(94)

Information about the Group’s exposure to credit and market risks is presented in note 25.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

17.	CASH AND CASH EQUIVALENTS

	December 31, 2019	December 31, 2018
Short-term deposits	1,955	1,657
Current bank accounts	701	277
Cash in transit	320	731
Petty cash	27	19

Cash and cash equivalents in the consolidated statements of financial position	3,003	2,684
Bank overdrafts	(9)	—

Cash and cash equivalents in the consolidated statements of cash flows	2,994	2,684

Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Information about the credit risk over cash and cash equivalents is presented in note 25.

18.	SHARE CAPITAL, SHARE PREMIUM AND OTHER CAPITAL RESERVES

	Authorised		Issued and fully paid
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Ordinary shares of USD 0.025 each	5,901,038	4,100,000	5,498,915	3,951,224
Preference shares of USD 0.025 each	398,962	400,000	5,383	3,667

	6,300,000	4,500,000	5,504,298	3,954,891

Share capital and share premium

	Quantity
	Ordinary shares	Preference shares	Share capital	Share premium
At January 1, 2018	3,292,119	1,038	3	9,999
Issue of shares	658,067	3,667	1	5,490
Conversion of shares	1,038	(1,038)	—	—
Transaction costs	—	—	—	(5)
At December 31, 2018	3,951,224	3,667	4	15,484
Issue of shares	1,547,691	1,716	2	16,573
Transaction costs	—	—	—	(4)

At December 31, 2019	5,498,915	5,383	6	32,053

Other capital reserves

During 2019, the Group entered into three convertible loan agreements with its existing shareholders. The total amount under these agreements was 16,600. The applicable interest rate is 10% per annum. The loans are

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

convertible into a fixed number of Company’s ordinary shares under certain conditions. The Group has concluded that these loans meet the definition of an equity instrument in their entirety. On December 31, 2019, the Group converted 16,560 of loans (including accrued interest) into 1,547,691 ordinary shares of the Group. The remaining part of the loans not converted as at December 31, 2019 was reflected in other capital reserves in the Group’s consolidated financial statements as at December 31, 2019.

During 2018, the Group completed the share issue of 658,067 ordinary shares and 3,667 preference shares to the existing and new shareholders which resulted in an increase in the share capital by 1 and the share premium by 5,490. The Group also completed the conversion of 1,038 redeemable preference shares into 1,038 ordinary shares.

Ownership structure

The following table provides information about the Group’s major shareholders on a non-diluted basis as at December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018
Sistema PJSFC	42.99%	34.97%
Baring Vostok Private Equity Funds (“Baring Vostok”)	42.99%	39.16%
Index Ventures Private Equity Funds	6.14%	8.55%
Ru-Net Enterprises Limited	—	3.84%
Other shareholders	7.88%	13.48%

	100.00%	100.00%

19.	BORROWINGS

	Weighted- average interest rate	Currency	Maturity	December 31, 2019	December 31, 2018
				Amount, incl. accrued interest	Amount, incl. accrued interest
Convertible loan	10.00%	RUB	On demand	3,594	—
Bank loans	11.30%	RUB	On demand	246	409
Equipment financing	10.30%	RUB	31.01.2022	267	—
Bank overdrafts	7.94%	RUB	22.01.2020	9	—

Total				4,116	409

Current				3,950	163
Non-current				166	246

Convertible loan

In August 2019, the Group entered into a convertible loan agreement with a third party. The total amount under this agreement is 3,500. The applicable interest rate was 10% per annum (the interest was accrued only from the date of remittance until 27 December 2019 in accordance with the convertible loan agreement). The loan

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

(together with all accrued interest) is convertible into a fixed number of the Company’s ordinary shares under certain conditions or repayable in cash at the discretion of the lender upon occurrence of specific liquidity events.

However, because the liquidity event as defined in the convertible loan agreement (occurrence of an IPO or change of control over the Group) is outside the control of the Group, the lender can demand the Group to repay the loan together with all accrued interest in cash at any time upon occurrence of the liquidity event. Based on the analysis performed in accordance with IAS 32, the Group recognized this convertible loan as a financial liability in its entirety.

Bank loans

The bank loans are subject to certain covenants. These covenants impose pledge and guarantees issued by certain Group entities in 2019 and 2018 and restrictions in respect of certain transactions and financial ratios. As at the reporting date, the Group exceeded some of the financial ratios associated with a bank loan. As at December 31, 2019, the Group did not obtain a waiver of the breach of covenants from the bank, and, accordingly, the Group reclassified the long-term portion of the bank loan into short-term because the loan became payable on demand. Subsequently, in March 2020, this loan was repaid in full (note 27).

As of December 31, 2019, the Group pledged part of its property, plant and equipment to fulfil collateral requirements. Pledge was withdrawn in 2020 after repayment of the loan. Refer to note 14 for details.

Equipment financing

During 2019, the Group (“the seller-lessee”) entered into a sale and leaseback of a warehouse equipment with a third party (“the buyer-lessor”). The Group has determined that this sale and leaseback transaction does not meet the requirements of IFRS 15 to be accounted for as a sale of the asset. The Group continued to account for the warehouse equipment as part of property, plant and equipment and recognized a financial liability equal to the transfer proceeds.

20.	TRADE AND OTHER PAYABLES

	December 31, 2019	December 31, 2018
Trade payables	18,725	11,700
Payables to third-party sellers on the marketplace platform	1,912	147
Payroll payables, including related taxes	299	240
Other payables	306	422

	21,242	12,509

The average credit period on domestic purchases of certain goods is 1 - 4 months. No interest is charged on the trade payables from the invoice received. Information about the Group’s exposure to currency and liquidity risk in relation to its trade and other payables is included in note 25.

The Group participates in a reverse factoring program under which its suppliers may elect to receive early payment of their invoice from a bank by factoring their receivable from the Group. Under the arrangement, a

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

bank agrees to pay amounts to a participating supplier in respect of invoices owed by the Group and receives settlement from the Group at a later date. From the Group’s perspective, the arrangement does not significantly extend payment terms beyond the normal terms agreed with other suppliers that are not participating.

The Group has not derecognized the original liabilities to which the arrangement applies because neither a legal release was obtained nor the original liability was substantially modified on entering into the arrangement. The Group includes the amounts factored by suppliers within trade payables because the nature and function of the financial liability remain the same as those of other trade payables.

The payments to the bank are included within operating cash flows because they continue to be part of the normal operating cycle of the Group and their principal nature remains operating. The payments to a supplier by the bank are considered non-cash transactions.

21.	ACCRUED EXPENSES

	December 31, 2019	December 31, 2018
Holiday provision, including payroll related taxes	351	308
Provision for reimbursements to third-party sellers	256	—
Refund liability	124	80
Tax provisions	90	111
Employee bonuses, including payroll related taxes	86	131
Other provisions	—	5

	907	635

Set out below is the movement in the tax provisions:

	Non-recoverable VAT	Income tax	Total
Balance at January 1, 2018	136	27	163
Accrued	76	10	86
Utilized	(138)	—	(138)
Balance at December 31, 2018	74	37	111
Accrued	16	—	16
Unused amounts reversed	—	(37)	(37)

Balance at December 31, 2019	90	—	90

22.	CUSTOMER ADVANCES AND DEFERRED REVENUE

	December 31, 2019	December 31, 2018
Customer advances	972	578
Unredeemed gift certificates	374	237
Ozon Premium	41	—
Loyalty points program	15	75

	1,402	890

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

23.	SHARE-BASED COMPENSATION

23.1 Description of Equity Incentive Plans

The Group has an Equity Incentive Plan (“the EIP”) for individuals who mostly contribute to its performance. In accordance with the EIP, executives, senior employees, external strategic advisors and consultants, as determined by the Board of Directors, may be awarded equity share-based awards (“SBA”) in the form of either:

(1)	Share options

a.

To purchase ordinary shares exercisable after a vesting period and up to the tenth anniversary from the date of award at an exercise price of respective options at the date of award. These options were granted in 2007-2010, and the final exercise date under outstanding option agreements was extended till June 10, 2021 by agreements between the Company and option holders;

b.

To purchase, in whole or in part, subject to vesting and other terms, upon occurrence of some events such as an IPO or control stake sale transaction or on the tenth anniversary from the award date up to 42,331 ordinary shares of the Company. The exercise price per option will be determined by certain formula based on a total exercise price of USD 4 million and 8% p.a. interest rate. On August 1, 2018, an employee of the Company’s operating subsidiary purchased this option for an amount of USD 1.5 million; or

(2)	SBAs in form of:

a.

Share appreciation rights (“SAR”), where ordinary or redeemable preference shares determined by certain formula are awarded upon occurrence of some events such as an IPO or control stake sale transaction or on the tenth anniversary from the award date for nil consideration;

b.

Restricted Share Units (“RSU”) with zero exercise price. Each RSU entitles the recipient, subject to vesting and other terms, to receive upon occurrence of some events such as an IPO or control stake sale transaction or on the fourth anniversary from the award date for nil consideration one redeemable preference share of the Company.

SBA are, other than upon retirement or in exceptional circumstances, subject to the condition that the contractual arrangement with the recipient remains in place at the time of exercise. No amounts are paid or payable by the recipient on receipt of the award. The SBA do not carry voting rights. The number of SBA granted to an individual employee is approved by the Board of Directors.

The expected vesting date is determined based on the current assessment of the probability and timing of meeting SBA conditions.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

The following table provides information about share-based awards as at December 31, 2019 and 2018:

			Number of SBA outstanding
Grant year	SBA type	Number awarded	as at December 31, 2019	as at December 31, 2018	Vesting year	Remaining contractual life, years	Exercise price, in original currency	Fair value at award date, in original currency	Exercise price, RUB	Fair value at award date, RUB
2009	Option	20,000	20,000	20,000	2011	1.4	USD 49	USD 14	1,516	432
2012	SAR	6,900	500	500	2022	2.0	USD 188	USD 117	6,050	3,754
2013	SAR	5,500	2,700	2,700	2022	3.0	USD 198	USD 124	6,010-6,347	3,780-3,992
2014	SAR	20,000	5,100	5,600	2022	4.0	USD 198	USD 132	6,462	4,320
2016	SAR	86,307	11,481	16,231	2022	6.1	RUB 6,500	RUB 3,212-3,540	6,500	3,021-3,212
2017	SAR	19,005	6,335	8,315	2022	7.5	RUB 6,500	RUB 2,826-2,926	6,500	2,826-2,926
2018	Option	42,331	42,331	42,331	2019	8.6	RUB 8,101	RUB 3,418	8,101	3,418
2018	RSU	197,200	137,950	196,200	2022	8.4	—	RUB 6,259-6,432	—	6,259-6,432
2019	RSU	128,315	114,765	—	2023	9.6	—	RUB 8,179-8,521	—	8,179-8,521

		525,558	341,162	291,877

The following table reconciles SBA outstanding at the beginning and the end of the year:

	Option		SAR		RSU
	Quantity	Weighted average exercise price per share, RUB	Quantity	Weighted average exercise price per share, RUB	Quantity	Weighted average exercise price per share, RUB
Outstanding as at December 31, 2018	62,331	5,988	33,346	6,447	196,200	—

Granted	—	—	—	—	128,315	—
Forfeited	—	—	(7,230)	6,497	(71,800)	—

Outstanding as at December 31, 2019	62,331	5,988	26,116	6,433	252,715	—

Exercisable as at December 31, 2019	62,331	5,988	—	—	—	—

In January 2019, the Company issued 1,716 preference shares with a nominal value of USD 0.025 as a result of SBA settled in 2018.

23.2	Measurement of fair values

The fair values of SBA have been measured using the Black-Scholes model. The weighted average inputs used in the measurement of the fair values at grant date of the equity incentive plans for the years ended December 31, 2019 and 2018 are the following:

	2019	2018
Expected annual volatility	45%	42%
Expected term, years	4	4
Dividend yield	None	None
Risk-free interest rate	7.3%	7.4%
Weighted-average grant date fair value per ordinary share, RUB	10,700	8,101

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Expected volatility. Because the Company’s shares are not publicly traded, expected volatility has been estimated based on an analysis of the historical share price volatility of comparable public companies for a preceding period equal to 4 years.

Expected term. The expected terms of the instruments have been based on general award holder behavior. Where relevant, the expected life has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioral considerations.

Dividend yield. Expected dividend yield is nil, the Company did not declare any dividends with respect to 2018 and 2019 and does not have any plans to pay dividends in the near term.

Risk-free rates were assessed based on Russian government bonds yield for RUB-denominated SBA and US Treasury bonds yield for USD-denominated SBA.

Fair value per ordinary share. Given the absence of a public trading market for ordinary shares of the Company, the most recently determined share price by the Company’s Board of Directors for the purposes of new issuances of ordinary shares of the Company was used as the fair value per ordinary share.

24.	RELATED PARTIES

Notes 11 and 18 provide information about the Group’s ownership structure and investment in an associate. The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial year.

		Sales to related parties	Purchases from related parties	Amounts owed by related parties*	Amounts owed to related parties*
Entities with significant influence over the Group:
Sistema PJSFC	2019	—	309	—	18
Sistema PJSFC	2018	5	226	—	15
Baring Vostok	2019	—	—	—	—
Baring Vostok	2018	—	—	—	—

Associate:
Litres	2019	5	6	1	3
Litres	2018	5	1	—	1

*	The amounts are classified as accounts receivable and trade payables, respectively.

The Group has several accounts at MTS-Bank PJSC (a subsidiary of Sistema PJSFC), related party, including short-term deposit accounts. As at December 31, 2019 total cash balance of the Group’s current and deposit accounts at MTS-Bank PJSC was 26 (December 31, 2018: nil). In 2019, the Group received interest income of 37 (2018: 1) from holding short-term deposits at MTS-Bank PJSC.

Purchases from Sistema PJSFC (as a group of companies) relate mainly to the purchases of telecommunication services (phone service, internet, etc.), payment processing services and agent services (cash collection from the

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Group’s customers). Purchases from Litres relate to the subscription for the library of e-books. Sales to Litres relate to the commission for the participation in the affiliates program when the Group’s customer referrals result in successful sales by Litres.

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions. Outstanding balances at the year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2019, the Group recognized no provision for expected credit losses relating to amounts owed by related parties (2018: nil).

Transactions with key management personnel

The remuneration of key management personnel for the year ended December 31, 2019 and 2018 amounted to:

	2019	2018
Short-term employee benefits(i)	33	31
Share-based compensation expense(ii)	93	188

	126	219

i.	Short-term benefits include salaries, bonuses, paid annual leave and social security contributions.
ii.	Amounts related to the participation of the key management personnel in the incentive scheme posted in consolidated statements of profit or loss and other comprehensive income.

25.	FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT

25.1	Financial assets and financial liabilities

The following table shows the carrying amounts of financial assets and financial liabilities. The Group does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Group’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

	December 31, 2019	December 31, 2018
Financial assets measured at amortised cost
Cash and cash equivalents (note 17)	3,003	2,684
Accounts receivable (note 16)	2,743	1,393
Security deposits	213	164
Other financial assets	—	2

Total financial assets	5,959	4,243

Financial liabilities measured at amortised cost
Trade and other payables (note 20)	21,242	12,509
Lease liabilities (note 2.3)	9,609	69
Borrowings (note 19)	4,116	409
Accrued expenses (note 21)	907	635

Total financial liabilities	35,874	13,622

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

25.2	Financial risk management

In common with all other businesses, the Group is exposed to risks that arise from its use of financial instruments. The Group has exposure to the following risks arising from financial instruments: market risk, credit risk and liquidity risk.

There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods.

25.2.1	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk, which mostly impacts the Group, comprises two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include cash and cash equivalents, accounts receivable and trade and other payables.

The Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates is currently limited as the Group manages its interest risk having all the borrowings at fixed rates of interest.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a foreign currency).

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	USD denominated		EUR denominated
	2019	2018	2019	2018
Assets	148	136	34	156
Liabilities	(32)	(72)	(27)	(23)

Net position	116	64	7	133

The Group keeps part of its cash and cash equivalents in USD and EUR interest-bearing accounts to manage against the risk of RUB decline or devaluation, and also to match its foreign currency liabilities.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the USD and EUR exchange rates, with all other variables held constant. The table provides information about the impact on the Group’s

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

profit before tax due to changes in the fair value and future cash flows of monetary assets and liabilities. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Change in foreign exchange rates	Effect on profit before tax
Year ended December 31, 2019
USD	+30%/-30%	35/(35)
EUR	+30%/-30%	2/(2)
Year ended December 31, 2018
USD	+30%/-30%	19/(19)
EUR	+30%/-30%	40/(40)

25.2.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts receivable) and from its cash and cash equivalents held with banks.

Accounts receivable

The Group’s accounts receivable mainly consist of amounts due from vendors (advertising services, rebates and subsidies), the major participant in the affiliates program and cash collectors. Accounts receivable owed by vendors and the major participant in the affiliates program have low credit risk because the debtors have a strong capacity to meet their contractual cash flow obligations in the near term.

The table below reflects the allowance for expected credit losses of accounts receivable by customer types:

	December 31, 2019	December 31, 2018
Cash collectors	66	84
Others	17	10

Total allowance for expected credit losses	83	94

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various counterparty types with similar loss patterns. The calculation reflects the probability-weighted outcome. Generally, accounts receivable are written-off if past due for more than three years. The maximum exposure to credit risk at the reporting date is the carrying value of accounts receivable disclosed in note 16.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

Set out below is the information about the credit risk exposure on the Group’s accounts receivable owed by cash collectors (as the most significant credit risk category among various counterparty types) using a provision matrix:

	Days past due
	Current	<30 days	30-60 days	61-90 days	>90 days	Total
December 31, 2019
Expected credit loss rate	0.3%	20.2%	37.3%	49.2%	100%
Estimated total gross carrying amount at default	254	3	2	—	63	322
Expected credit loss	1	1	1	—	63	66

	Days past due
	Current	<30 days	30-60 days	61-90 days	>90 days	Total
December 31, 2018
Expected credit loss rate	0.9%	16.3%	38.8%	52.8%	100%
Estimated total gross carrying amount at default	225	—	—	—	82	307
Expected credit loss	2	—	—	—	82	84

Cash and cash equivalents

The Group held cash and cash equivalents of 3,003 at December 31, 2019 (2018: 2,684). The cash and cash equivalents are primarily held with banks, which are rated not less than BBB- to BBB, based on Standard & Poor’s and Fitch ratings. As at December 31, 2019, the Group held 97% of its cash and cash equivalents with banks having external credit ratings of BBB-/BBB (2018: 87%).

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. No impairment allowance was recognized at December 31, 2019 (2018: nil).

25.2.3	Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2019
Trade and other payables	—	21,242	—	—	—	21,242
Borrowings	3,840	110	166	—	—	4,116
Lease liabilities	—	2,737	5,042	3,183	1,613	12,575
Accrued expenses	—	907	—	—	—	907

Total financial liabilities	3,840	24,996	5,208	3,183	1,613	38,840

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

	On demand	Within 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
2018
Trade and other payables	—	12,509	—	—	—	12,509
Borrowings	—	163	246	—	—	409
Lease liabilities	—	29	38	2	—	69
Accrued expenses	—	635	—	—	—	635

Total financial liabilities	—	13,336	284	2	—	13,622

25.3 Changes in liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	December 31, 2018	Impact of IFRS 16 adoption	January 1, 2019	Financing cash flows	New leases	Other	December 31, 2019
Borrowings	409	—	409	3,603	—	104	4,116
Lease liabilities	69	5,264	5,333	(867)	5,143	—	9,609

	478	5,264	5,742	2,736	5,143	104	13,725

	January 1, 2018	Financing cash flows	New leases	Other	December 31, 2018
Borrowings	570	(162)	—	1	409
Lease liabilities	58	(39)	39	11	69

	628	(201)	39	12	478

The ‘Other’ column includes the effect of accrued but not yet paid interest on the Group’s borrowings and lease liabilities. The Group classifies interest paid as cash flows from operating activities.

25.4	Capital management

The Group manages its capital to ensure that companies in the Group will be able to continue as a going concern while maximising the return to shareholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of net debt (borrowings as detailed in note 19 offset by cash and cash equivalents) and equity (as detailed in the consolidated statements of financial position).

In order to achieve this overall objective, the Group’s capital management, among other things, aims to ensure that it meets financial covenants attached to the borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call borrowings. There have been breaches of the financial covenants of bank loans in the current period. Further details are disclosed in note 19.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

26.	CONTINGENCIES

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all current and potential legal matters will not have a material adverse impact on the Group’s financial position or operating results.

Russian Federation tax and regulatory environment

The taxation system in the Russian Federation continues to evolve and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are sometimes contradictory and subject to varying interpretation by different tax authorities. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by a number of authorities, which may impose severe fines, penalties and interest charges.

Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive and substance-based position in their interpretation and enforcement of tax legislation and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. A tax year generally remains open for review by the tax authorities during the three subsequent calendar years. Under certain circumstances reviews may cover longer periods.

Operating environment

The Group’s operations are primarily located in the Russian Federation. Consequently, the Group is exposed to the economic and financial markets of the Russian Federation, which display the characteristics of an emerging market. The legal, tax and regulatory frameworks continue development, but are subject to varying interpretations and frequent changes which contribute together with other legal and fiscal impediments to the challenges faced by entities operating in the Russian Federation.

Starting in 2014, the United States of America, the European Union and some other countries have imposed and gradually expanded economic sanctions against a number of Russian individuals and legal entities. The imposition of the sanctions has led to increased economic uncertainty, including more volatile equity markets, a depreciation of the Russian Ruble, a reduction in both local and foreign direct investment inflows and a significant tightening in the availability of credit. As a result, some Russian entities may experience difficulties accessing the international equity and debt markets and may become increasingly dependent on state support for their operations. The long-term effects of the imposed and possible additional sanctions are difficult to determine.

The consolidated financial statements reflect management’s assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

OZON HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(in millions of Russian Rubles, unless otherwise stated)

27.	EVENTS AFTER THE REPORTING DATE

Financing

From January to August 2020, the Group received 6,196 under the convertible loan agreements with its existing shareholders. The applicable interest rate is 10% per annum. This amount can be converted into the Group’s fixed number of ordinary shares under certain conditions.

In March 2020, the Group repaid all the bank loans (note 19). Also, in March 2020, the Group received 6,000 in cash under a one-year loan facility agreement with a third party subject to an effective interest rate of 15% per annum. In order to secure financing under the loan, the Group pledged shares of its key operating subsidiary.

In August 2020, the Group entered into a sale and leaseback of warehouse equipment with a third party. The Group has determined that this sale and leaseback transaction does not meet the requirements of IFRS 15 to be accounted for as a sale of the asset. The Group will continue to account for this warehouse equipment as part of property, plant and equipment and recognize a financial liability equal to the transfer proceeds of approximately 500.

Authorized share capital

In January 2020, the Group increased the authorized share capital by the creation of an additional 1,100,000 ordinary shares of USD 0.025 each up to 7,001,038 ordinary shares to accommodate the future issuance of ordinary shares in connection with the conversion under the convertible loans.

COVID-19 pandemic

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The highly contagious disease has spread to most of the countries including Russia, creating a negative impact on customers, workforces, and suppliers, disrupting economies and financial markets, and potentially leading to a worldwide economic downturn.

However, the full impact of the COVID-19 outbreak continues to evolve as of the date of issuance of these consolidated financial statements. As such, it is uncertain as to the full magnitude that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations.

Share-based compensation

In June 2020, the Company granted to certain employees 74,968 RSU with zero exercise price. Under this grant, each RSU entitles the recipient, subject to vesting and other terms, to receive upon occurrence of certain events such as an IPO or control stake sale transaction or on the fourth anniversary from the award date for nil consideration one redeemable preference share of the Company.

In July 2020, the Company issued 6,440 redeemable preference shares as result of SBA exercises.

Warehouse lease

In July 2020, the Group entered into a 10-year lease of approximately 130,000 square meters of warehouse space in the Moscow region. The nominal rental payments are 775 per annum payable in arrears.

American Depositary Shares

Representing                Ordinary Shares

PROSPECTUS

            , 2020

Morgan Stanley	Goldman Sachs & Co. LLC

VTB Capital	Sber CIB

Through and including                 , 2020 (25 days after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

Information Not Required in the Prospectus

Item 6.	Indemnification of directors and officers

Our articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted. The service and employment agreements we enter into with our directors and executive officers may also provide for indemnification of this type.

We expect to obtain directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers and our subsidiaries, may, in such capacities, incur. In connection with the offering, we intend to acquire new directors’ and officers’ liability insurance that will have substantially similar terms to our existing insurance.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and board members or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent sales of unregistered securities

Set forth below is information regarding share issuances made by us within the past three years. Also included is the consideration, if any, received by us for such shares and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Share issuance

In March 2018, we issued an aggregate of 432,045 ordinary shares to our then-existing shareholders, Mobile Telesystems PJSC, ALPHA Russia Opportunity LP, ALPHA Russia & CIS Secondary LP, Ozon LP, BVFVNL, BUFO Limited and Henri Guyard, in the aggregate amount of approximately 3,500 million. The issuance of these shares was made outside the U.S. pursuant to Regulation S.

In September 2018, we issued an aggregate of 216,022 ordinary shares to our then-existing shareholders, Mobile Telesystems PJSC, ALPHA Russia Opportunity LP, ALPHA Russia & CIS Secondary LP, Ozon LP, BVFVNL and BUFO Limited, as part of the option exercise agreed in March 2018, in the aggregate amount of approximately 1,750 million. The issuance of these shares was made outside the U.S. pursuant to Regulation S.

In December 2019, we issued an aggregate of 1,547,691 ordinary shares to our existing shareholders, BVFVNL and Sistema, as a result of the conversion of several convertible loan agreements entered in 2019 in the aggregate amount of approximately 16,560 million. The issuance of these shares was made outside the U.S. pursuant to Regulation S.

Outstanding convertible securities

On August 6, 2019, we entered into a convertible loan agreement with Princeville Global eCommerce Investments I Limited, which was amended and restated on October 1, 2019. The total amount of this agreement is 3,500 million. The loan, together with all accrued interest, is convertible into 335,898 of our ordinary shares under certain conditions or repayable in cash at the discretion of the lender in certain cases. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowings—Convertible loans.” The shares to be issued on conversion will be issued pursuant to Regulation S.

On September 18, 2019, we entered into a convertible loan agreement with our existing shareholders, BVFVNL and Sistema, for the total amount of 5,000 million and with an annual interest rate of 10%. Under the terms of the loan, such interest ceased to accrue after December 27, 2019. The loan has been partially converted into ordinary shares, and approximately 1,000 million of the principal amount remains outstanding as of June 30, 2020. BVFVNL and Sistema as the lenders under the loan agreement have rights to convert the outstanding principal amount with the interest accrued thereon into 96,997 of our ordinary shares. The shares to be issued on conversion will be issued pursuant to Regulation S.

In January 2020, we entered into convertible investment arrangements with our existing shareholders. The convertible investment and subscription with advance payment agreement was entered into on January 13, 2020 between us and BVFVNL and Sistema for the total amount of 6,000 million. The convertible loan agreement was entered into on January 14, 2020 between us and BVFVNL for the committed investment amount of 60 million and an uncommitted investment amount accounting for the exchange rate difference. The applicable interest rate under both agreements is 10% per annum. These loans, together with all accrued interest, are convertible into 495,496 of our ordinary shares or a new class of shares under certain conditions, including the consummation of this offering. On June 30, 2020, we extended the conversion date under these agreements until December 31, 2020. No interest accrues under the agreements after June 30, 2020. As of June 30, 2020, the full principal amount and accrued interest remain outstanding. The shares to be issued on conversion will be issued pursuant to Regulation S.

In April 2020, we entered into a further two convertible loan agreements with our existing shareholders. ALPHA Russia Opportunity L.P and ALPHA Russia & CIS Secondary L.P used their pre-emption rights under our Pre-IPO SHA entered into between our existing shareholders granting all shareholders pre-emption rights to participate in any issuance of our equity securities, and subscribed for the total amount of $1.85 million on the same terms as BVFVNL and Sistema under the loans described above. The first convertible loan agreement was entered into on April 10, 2020 between us and ALPHA Russia Opportunity L.P. for the investment amount of $1.25 million with the interest rate of 10% per annum. The second convertible loan agreement was entered into on April 10, 2020 between us and ALPHA Russia & CIS Secondary L.P. for the investment amount of $0.6 million. The applicable interest is equal to the maximum applicable reference rate set by the Central Bank of Cyprus from time to time. These loans, together with all accrued interest, are convertible into 10,975 of our ordinary shares or a new class of shares under certain conditions, including the consummation of this offering. On June 30, 2020, we extended the conversion date under these agreements until December 31, 2020. As of June 30, 2020, the full principal amount and accrued interest remain outstanding. The shares to be issued on conversion will be issued pursuant to Regulation S.

Issuances under equity incentive plans

In April 2018, we issued 10,000 ordinary shares at their nominal value to our former CEO, Daniel Perekalski, as part of his compensational arrangement.

In July 2018, we issued 3,667 redeemable preference shares at their nominal value to certain individuals under our existing equity incentive plan.

In January 2019, July 2020, August 2020 and September 2020 , we issued 9,249 redeemable preference shares at their nominal value to certain individuals under our existing equity incentive plan. The payment for the issued shares was set off against our prior undertaking to provide financial assistance to these individuals.

Each share issuance was made pursuant to Regulation S.

Item 8.	Exhibits

(a) The exhibit Index is hereby incorporated herein by reference.

(b) Financial Statement Schedules

None.

Item 9.	Undertakings

The undersigned hereby undertakes:

a.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 6 above, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c.	The undersigned registrant hereby undertakes that:

1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.

3.1*	Memorandum and Articles of Association of the Registrant.

4.1*	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon as depositary, and Owners and Holders of American Depositary Shares issued thereunder.

4.2*	Form of American Depositary Receipt (included in Exhibit 4.1).

4.3*	Form of Registration Rights Agreement, dated , among the Registrant, the Baring Vostok Private Equity Funds and Sistema.

5.1*	Opinion of Antis Triantafyllides & Sons LLC, counsel to the Registrant, regarding the validity of the ordinary shares.

10.1*	Convertible Loan Agreement between the Registrant and Princeville Global eCommerce Investments I Limited, dated August 6, 2019, as amended and restated on October 1, 2019.

10.2*	Convertible Loan Agreement among the Registrant, BVFVNL and Sistema, dated September 18, 2019, as amended on December 23, 2019.

10.3*	Investment and Subscription with Advance Payment Agreement among the Registrant, BVFVNL and Sistema, dated January 13, 2020, as amended on June 30, 2020.

10.4*	Convertible Loan Agreement between the Registrant and BVFVNL, dated January 14, 2020, as amended on June 30, 2020.

10.5*	Facility Agreement between Internet Solutions LLC as borrower, Sberbank Investments Limited as arranger and agent, the Registrant and Davco Management Limited as guarantors, Ozon Holding LLC, Ozon Volga LLC, Internet Logistics LLC, Ozon Technologies LLC and Internet Travel LLC as Russian sureties, dated March 26, 2020.

10.6*	Convertible Loan Agreement between the Registrant and ALPHA Russia Opportunity L.P., dated April 10, 2020, as amended on June 30, 2020.

10.7*	Convertible Loan Agreement between the Registrant and ALPHA Russia & CIS Secondary L.P., dated April 10, 2020, as amended on June 30, 2020.

10.8*#	Rules of the Equity Incentive Plan (as amended as of June 1, 2019).

10.9*#	Equity Incentive Agreement for Award of an Option to Purchase Ordinary Shares between Mr. Alexander Shulgin and the Registrant, dated August 1, 2018.

10.10*	Office Premises Lease Agreement between City Center Investment B.V. as lessor and Internet Solutions LLC as tenant, dated April 28, 2018 (as amended).

10.11*	Office Premises Lease Agreement between City Center Investment B.V. as lessor and Internet Solutions LLC as tenant, dated October 29, 2018 (as amended).

10.12*	Long-term Lease Agreement between Caravella LLC as lessor and Internet Solutions LLC as tenant, dated December 28, 2018 (as amended).

10.13*	Preliminary Lease Agreement between Caravella LLC as lessor and Internet Solutions LLC as tenant, dated December 28, 2018 (as amended).

10.14*	Preliminary Lease Agreement between BaltStone LLC as lessor and Internet Solutions LLC as tenant, dated November 8, 2019 (as amended).

10.15*	Preliminary Lease Agreement between Adva LLC as lessor and Internet Solutions LLC as tenant, dated August 30, 2019 (as amended).

10.16*	Preliminary Lease Agreement between ORC Zelenodolsk 2 LLC as lessor and Ozon Volga LLC as tenant, dated September 6, 2019 (as amended).

10.17*	Preliminary Lease Agreement between Adva LLC as lessor and Internet Solutions LLC as tenant, dated November 6, 2019 (as amended).

10.18*	Long-term Lease Agreement between Managing Company A-Class Capital (Fiduciary Manager of Combined Closed-End Investment Fund PNK Development) as lessor and Internet Solutions LLC as tenant, dated April 29, 2020 (as amended).

10.19*	Preliminary Lease Agreement No. 15-07-20_PLA_FF between Industrial Park Orientir LLC as lessor and Internet Solutions LLC as tenant, dated July 15, 2020.

10.20*	Preliminary Lease Agreement No. 15-07-20_PLA_ST between Industrial Park Orientir LLC as lessor and Internet Solutions LLC as tenant, dated July 15, 2020.

10.21*	Long-term Lease Agreement between Internet Logistics LLC as lessor and Internet Solutions LLC as tenant, dated August 14, 2020.

10.22*	Sale and Purchase Agreement between Internet Logistics LLC as seller and Tetis Capital (Fiduciary Manager of Closed-End Investment Fund Tetis Capital) as purchaser, dated September 25, 2020.

10.23*	Additional Agreement to Long-term Lease Agreement between Internet Solutions LLC as tenant, Internet Logistics LLC as former landlord and Tetis Capital (Fiduciary Manager of Closed-End Investment Fund Tetis Capital) as landlord, dated October 9, 2020.

21.1†	Subsidiaries of the Registrant.

23.1*	Consent of JSC “KPMG,” Independent Registered Public Accounting Firm.

23.2*	Consent of Antis Triantafyllides & Sons LLC (included in Exhibit 5.1).

23.3*	Consent of INFOLine.

24.1*	Powers of Attorney (included on signature page to the registration statement).

*	To be filed by amendment

#	Indicates management contract or compensatory plan

†	Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moscow, Russia on                 , 2020.

Ozon Holdings Limited

By:
Name: Alexander Shulgin
Title: Chief Executive Officer

By:
Name: Daniil Fedorov
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alexander Shulgin and Daniil Fedorov and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on                 , 2020 in the capacities indicated:

Name	Title

Chief Executive Officer
Alexander Shulgin	(principal executive officer)

Chief Financial Officer
Daniil Fedorov	(principal financial officer and principal accounting officer)

1

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ozon Holdings Limited has signed this registration statement on                 , 2020.

CT Corporation System

By:
Name: Olga Hinkel
Title: Vice President

2